FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

Item 1	Notice of Annual Meeting of Shareholders

Item 2	Management Proxy Circular

Item 3	Proxy Form

Item 4	Annual Report

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 24, 2014	By:	/s/ Sean Finn
		Name:	Sean Finn
		Title:	Executive Vice-President Corporate Services and Chief Legal Officer

Item 1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Our annual meeting of holders of common shares will be held at

The Westin Bayshore
Bayshore Grand Ballroom
1601 Bayshore Drive
Vancouver, British Columbia, Canada

on Wednesday, April 23, 2014, at 9:00 a.m. (Pacific Daylight Time) for the purposes of:

1.	receiving the consolidated financial statements for the year ended December 31, 2013, and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors;

4.
considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 6 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the Statement of Executive Compensation section of the accompanying management information circular; and

5.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 6, 2014 as the Record Date for the determination of the holders of common shares entitled to receive notice of the Meeting.

By order of the Board of Directors

(Signed) Sean Finn
Sean Finn
EXECUTIVE VICE-PRESIDENT
CORPORATE SERVICES AND CHIEF LEGAL OFFICER
AND CORPORATE SECRETARY

March 11, 2014
Montréal, Quebec

Item 2

MANAGEMENT INFORMATION CIRCULAR
AND NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	APRIL 23, 2014

March 11, 2014

Dear Shareholder:

On behalf of the Board of Directors and Management of Canadian National Railway Company (the “Company”), we cordially invite you to attend the annual meeting of shareholders that will be held this year at The Westin Bayshore, Bayshore Grand Ballroom, 1601 Bayshore Drive, Vancouver, British Columbia (Canada), on Wednesday, April 23, 2014, at 9:00 a.m. (Pacific Daylight Time).

This management information circular (the “Information Circular”) describes the business to be conducted at the meeting and provides information on executive compensation and CNís governance practices. In addition to these items, we will discuss at the meeting highlights of our 2013 performance and our plans for the future. You will have the opportunity to meet and interact with your directors and the senior officers of the Company.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form or voting instruction form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the internet by following the instructions on the enclosed forms. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or voting instruction form or by voting over the internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on page 5 of the Information Circular with respect to how to vote your shares.

A live webcast of the meeting will be available on the Company’s website at www.cn.ca.

We look forward to seeing you at the meeting.

Sincerely,

(Signed) David G.A. McLean	(Signed) Claude Mongeau

David G.A. McLean CHAIRMAN OF THE BOARD	Claude Mongeau PRESIDENT AND CHIEF EXECUTIVE OFFICER

INFORMATION CIRCULAR

This Information Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of, and “CN”, the “Company” or “we”, “us”, “our” refer to, Canadian National Railway Company. The Meeting will be held on Wednesday, April 23, 2014, at 9:00 a.m. (Pacific Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 28, 2014, except as indicated otherwise.

IMPORTANT — If you are not able to attend the Meeting, please exercise your right to vote by signing the enclosed form of proxy or voting instruction form and, in the case of registered shareholders and holders of Employee Shares (as such term is defined in this Information Circular) by returning it to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the internet no later than 5:00 p.m. (Eastern Daylight Time) on April 22, 2014, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 5 of this Information Circular.

WHAT’S INSIDE

3	QUESTIONS AND ANSWERS		40	COMPENSATION DISCUSSION AND ANALYSIS
	3	Voting and Proxies		40	Executive Summary
				59	Summary Compensation Table
6	BUSINESS OF THE MEETING			62	Incentive Plan Awards
	6	Financial Statements		67	Employment Arrangements
	6	Election of Directors		67	Pension Plan Benefits
	6	Appointment of Auditors		70	Termination and Change of Control Benefits
	6	Advisory Vote on Executive Compensation		71	Currency Exchange Information

7	NOMINEES FOR ELECTION TO THE BOARD		72	OTHER INFORMATION
	7	Description of Nominees		72	Securities Authorized For Issuance Under Equity Compensation Plans
	15	Board of Directors Compensation		72	Indebtedness of Directors and Executive Officers
	19	Board and Committee Attendance		72	Interest of Informed Persons and Others in Material Transactions
	20	Additional Disclosure Relating to Directors		72	Shareholder Proposals Deadline
				72	Availability of Documents
21	STATEMENT OF CORPORATE GOVERNANCE PRACTICES			72	Approval
	21	General
	21	Code of Business Conduct	73	SCHEDULE “A” – MANDATE OF THE BOARD
	22	Independence of Directors
	22	Independent Chairman of the Board	75	SCHEDULE “B” – REPORTS OF THE COMMITTEES
	23	Position Descriptions		75	Report of the Audit Committee
	23	Election of Directors		76	Report of the Finance Committee
	23	Committees of the Board		77	Report of the Corporate Governance and Nominating Committee
	25	Board and Committee Meetings		78	Report of the Human Resources and Compensation Committee
	25	Director Selection		79	Report of the Environment, Safety and Security Committee
	28	Board Performance Assessment		79	Report of the Strategic Planning Committee
	29	Board Compensation		80	Report of the Investment Committee of CN’s Pension Trust Funds
	29	Director Orientation and Continuing Education		80	Report of the Donations and Sponsorships Committee
	31	Audit Committee Disclosure
			81	SCHEDULE “C” – SHAREHOLDER PROPOSAL (WITHDRAWN)
35	STATEMENT OF EXECUTIVE COMPENSATION
	35	Letter to Shareholders
	37	Human Resources and Compensation Committee

QUESTIONS AND ANSWERS

Voting and Proxies

The following questions and answers provide guidance on how to vote your shares.

Who can vote?

Shareholders who are registered as at the close of business on March 6, 2014 (the “Record Date”), will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on February 28, 2014, the Company had 826,722,529 common shares without par value outstanding. Subject to the voting restrictions described below, each common share carries the right to one vote.

On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN for each share outstanding, which was paid on November 29, 2013, to shareholders of record on November 15, 2013. Unless otherwise indicated, information relating to the Company’s securities (including common shares, stock options and share units) has been adjusted to reflect the common stock split and is presented herein on a post-split basis.

To the knowledge of the Directors and senior officers of the Company, based on the most recent publicly available information, the only person who beneficially owns, or directly or indirectly, exercises control or direction over, shares carrying 10% or more of the voting rights attached to any class of shares of the Company is Mr. William H. Gates, III. Mr. Gates is the sole member of Cascade Investment, L.L.C. (“Cascade”). Cascade held 86,324,874 common shares of the Company as of February 28, 2014, representing 10.4% of the outstanding common shares of the Company. In addition, Mr. Gates is a co-trustee of the Bill & Melinda Gates Foundation Trust, which held 17,126,874 common shares of the Company as of February 28, 2014, representing 2.1% of the outstanding common shares of the Company. Hence, as of February 28, 2014, Mr. Gates is deemed to have control or direction over 103,451,748 common shares, representing 12.5% of the outstanding common shares of the Company.

What will I be voting on?

Shareholders will be voting (i) to elect directors of the Company, (ii) to appoint KPMG LLP as auditors of the Company, and (iii) in an advisory, non-binding capacity, on the approach to executive compensation disclosed in the Statement of Executive Compensation section of this Information Circular. Our Board of Directors and our Management are recommending that shareholders vote FOR items (i), (ii) and (iii).

How will these matters be decided at the Meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained and will pay for the services of Georgeson Shareholder Communications Canada Inc., for the solicitation of proxies in Canada and the United States, at an aggregate cost estimated to be C$30,000 plus additional costs relating to out-of-pocket expenses.

Who can I call with questions?

If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call Georgeson Shareholder Communications Canada Inc., the Company’s proxy solicitation agent, toll-free at 1-866-656-4118 or by e-mail at askus@georgeson.com.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto (Ontario) M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-888-453-0330 or by internet at www.investorcentre.com/service, ou en français: www.centredesinvestisseurs.com/service.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

What are the voting restrictions?

Our articles of incorporation, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

CN MANAGEMENT INFORMATION CIRCULAR 2014	3

How do I vote if I am a registered shareholder?

1.	VOTING BY PROXY

You are a registered shareholder if your name appears on your share certificate or Direct Registration (DRS) advice. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons currently named as proxies in such form of proxy are the Board Chair and the President and Chief Executive Officer of the Company. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and that this person attends the Meeting.

•	How can I send my form of proxy?

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote by phone or over the internet by following the instructions on the form of proxy.

•	What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote over the internet is 5:00 p.m. (Eastern Daylight Time) on April 22, 2014, or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting.

•	How will my common shares be voted if I give my proxy?

Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of the Board Chair or the President and Chief Executive Officer will be voted as follows:

FOR the election of Management’s nominees as directors,

FOR the appointment of KPMG LLP as auditors,

FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the Statement of Executive Compensation section of this Information Circular, and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of Management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and Management is not aware of any amendment or other business likely to be brought before the Meeting.

•	If I change my mind, how can I revoke my proxy?

You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, Montréal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. (Eastern Daylight Time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the internet, by way of a subsequent internet vote.

2.	VOTING IN PERSON

If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

CN MANAGEMENT INFORMATION CIRCULAR 2014	4

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways you can vote your common shares, as listed below:

1.	GIVING YOUR VOTING INSTRUCTIONS

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting.

2.	VOTING IN PERSON

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the Meeting.

Non-registered shareholders are either “objecting beneficial owners” or “OBOs” who object that intermediaries disclose information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company pays intermediaries to send proxy-related materials to OBOs and NOBOs.

How do I vote if I own Employee Shares?

Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Union and Management Savings Plans for U.S. Operations (the “Plans”), are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ Custodian (the “Custodian”), unless the employees have withdrawn their common shares from the Plans in accordance with their provisions.

Voting rights attached to the Employee Shares that are registered in the name of the Custodian can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to the Custodian or any other person or company (who need not be a shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in accordance with Management’s recommendations mentioned above and at the discretion of the Custodian or such other person indicated, in respect of amendments to the items mentioned on the enclosed voting instruction form or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the internet) will be voted. If you wish to vote Employee Shares in person at the Meeting, refer to paragraph 2 of the section entitled “How do I vote if I am a non-registered shareholder?”

A holder of Employee Shares may revoke his or her directions, as indicated on a voting instruction form, at any time by an instrument in writing executed by the holder of Employee Shares, or by the holder’s attorney duly authorized in writing, provided such written instrument indicating the holder’s intention to revoke is (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including 5:00 p.m. (Eastern Daylight Time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law, or in the case of directions given by telephone or over the internet, by way of subsequent telephone or internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No form of proxy is to be completed with respect to Employee Shares.

CN MANAGEMENT INFORMATION CIRCULAR 2014	5

BUSINESS OF THE MEETING

Financial Statements

Our consolidated financial statements for the year ended December 31, 2013, together with the auditors’ reports thereon, are included in the 2013 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR at www.sedar.com, in the Company’s annual report on Form 40-F available on EDGAR at www.sec.gov, and in print, free of charge, to any shareholder who requests copies by contacting our Corporate Secretary at (514) 399-7091 or Investor Relations at (514) 399-0052.

Election of Directors

Our articles of incorporation, as amended, provide that our Board of Directors shall consist of a minimum of seven and a maximum of 21 directors (hereinafter the “Board” or “Board of Directors”). Pursuant to a resolution of the Board of Directors, 13 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board — Description of Nominees” will be presented for election at the Meeting as Management’s nominees. All of the nominees proposed for election as directors are currently directors of the Company, except for Mr. Kevin G. Lynch, Mr. Robert L. Phillips and Ms. Laura Stein, whom are being proposed for election at the Meeting. Mr. Michael R. Armellino, Mr. Hugh J. Bolton and Mr. David G.A. McLean are not standing for re-election at the Meeting. All persons nominated were recommended to the Board of Directors by the Corporate Governance and Nominating Committee. Information relating to Messrs. Armellino, Bolton and McLean does not appear below along with the information regarding the 13 proposed nominees for election as directors of the Company. Nevertheless, because Messrs. Armellino, Bolton and McLean acted as directors up to the Meeting, information concerning them appears in the other sections of this Information Circular that pertain to the members of the Board.

Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of the persons named in the section entitled “Nominees for Election to the Board — Description of Nominees”. These nominees are, in the opinion of the Board of Directors and Management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. The Board of Directors and Management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors.

Appointment of Auditors

The Board of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as our auditors until the next annual meeting of shareholders. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

Advisory Vote on Executive Compensation

Similarly to last year, the Company is again providing its shareholders with an opportunity to cast at its annual meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the Statement of Executive Compensation section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee in overseeing compensation of executives and ensuring that it is linked to the Company’s three-year business plan. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for executives, and the alignment of such plans with the interests of our shareholders.

The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution:

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the section entitled “Statement of Executive Compensation” of the Information Circular of the Company dated March 11, 2014.”

The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at the meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Human Resources and Compensation Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns. The Board of Directors and the Human Resources and Compensation Committee will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of shareholders’ specific concerns.

CN MANAGEMENT INFORMATION CIRCULAR 2014	6

NOMINEES FOR ELECTION TO THE BOARD

Description of Nominees

The following tables set out information as of February 28, 2014, unless otherwise indicated, regarding the nominees for election as directors. All nominees, other than Mr. Kevin G. Lynch, Mr. Robert L. Phillips and Ms. Laura Stein, are current directors of the Company.

A. CHARLES BAILLIE,
Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer in December 2002 after a career at the bank that spanned five decades. Mr. Baillie is chair of the board of directors of Alberta Investment Management Corporation (AIMCo) and is also a director of George Weston Limited and TELUS Corporation.

Mr. Baillie is a past chairman of the Canadian Council of Chief Executives and Chancellor Emeritus of Queen’s University. He has been heavily involved in the arts for many years and is currently Honorary Chair of the Art Gallery of Ontario. He is president of Authors at Harbourfront, on the national board of directors of the Royal Conservatory of Music, the Luminato Festival and on the Advisory Council of Canada’s History Society. He was appointed an Officer of the Order of Canada in 2006 and inducted into the Canadian Business Hall of Fame in 2008.

Mr. Baillie holds an Honorary Doctorate from Queen’s University, and is a Fellow of the Institute of Canadian Bankers and of the Royal Conservatory of Music.

Mr. Baillie holds an Honours B.A. in Political Science and Economics from the University of Toronto and an MBA from Harvard Business School.

O.C., LL.D.

AGE: 74 (1)
TORONTO, ONTARIO, CANADA
DIRECTOR SINCE: APRIL 15, 2003
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
Value at Risk	C$20,429,969 (3)
February 2014	326,566 (6)
February 2013	317,418 (7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	George Weston Limited	(2003-present)
Finance Committee (Chair)	100%	TELUS Corporation	(2003-present)
Corporate Governance & Nominating Committee	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds (5)	100%
Strategic Planning Committee	100%
2013 votes in favour	98.93%

CN MANAGEMENT INFORMATION CIRCULAR 2014	7

DONALD J. CARTY,
Mr. Carty retired as Vice-Chairman and Chief Financial Officer of Dell, Inc. (computer manufacturer) a position he assumed from January 2007 until June 2008 and as Chairman and CEO of AMR Corporation and American Airlines in 2003, after 30 years in the airline business, where he previously served as President and Executive Vice-President of Finance & Planning of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 to 1987.

In the voluntary sector, Mr. Carty is on the Executive Board of the SMU Cox School of Business. He is a former Chairman of Big Brothers Big Sisters of America. In 1999, Board Alert named Mr. Carty one of the year’s Outstanding Directors. He was named an Officer of the Order of Canada in 2003.

Mr. Carty serves on the boards of Talisman Energy Inc. and is Chairman of Virgin America Airlines Inc., Porter Airlines, Inc. and Research Now Group, Inc.

Mr. Carty holds a B.A. and an Honorary Doctor of Laws from Queen’s University and a MBA from the Harvard Business School.

O.C., LL.D.

AGE: 67 (1)
DALLAS, TEXAS, U.S.A.
DIRECTOR SINCE: JANUARY 1, 2011
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
Value at Risk	C$2,428,422 (3)
February 2014	38,785 (6)
February 2013	34,654 (7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Talisman Energy Inc.	(2009-present)
Audit Committee	100%	Gluskin, Sheff & Associates Inc.	(2006-2013)
Corporate Governance and Nominating Committee	100%	Barrick Gold Corporation	(2006-2013)
Finance Committee	100%	Dell, Inc.	(1992-2013)
Investment Committee of CN’s Pension Trust Funds (5)(8)	100%	Hawaiian Holdings, Inc.	(2004-2011)
Strategic Planning Committee	100%
2013 votes in favour	98.48%

AMBASSADOR
Mr. Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United States Ambassador to Canada from 1997 to 2001.

Mr. Giffin is a member of the Board of Trustees of the Jimmy Carter Presidential Center and the board of directors of the Canada-US Fulbright Program.

Mr. Giffin serves on the Board of Counsellors of McLarty Global. He is chairman of the board of Friends of the National Arts Centre. Mr. Giffin is also chair of the board of TransAlta Corporation and a director of Just Energy Group Inc., the Canadian Imperial Bank of Commerce, Canadian Natural Resources Limited and Element Financial Corporation. Mr. Giffin holds a B.A. from Duke University and a J.D. from Emory University School of Law.

GORDON D. GIFFIN

AGE: 64 (1)
ATLANTA, GEORGIA, U.S.A.
DIRECTOR SINCE: MAY 1, 2001
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
Value at Risk	C$5,239,531 (3)
February 2014	83,682 (6)
February 2013	79,728 (7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Element Financial Corporation	(2013-present)
Human Resources and Compensation Committee (Chair) (9)	100%	Just Energy Group Inc.	(2006-present)
Audit Committee (9)	100%	Canadian Natural Resources Limited	(2002-present)
Donations and Sponsorships Committee (5)	100%	TransAlta Corporation	(2002-present)
Environment, Safety and Security Committee	100%	Canadian Imperial Bank of Commerce	(2001-present)
Finance Committee	100%
Investment Committee of CN’s Pension Trust Funds (5)	100%
Strategic Planning Committee	100%
2013 votes in favour	98.43%

CN MANAGEMENT INFORMATION CIRCULAR 2014	8

EDITH E. HOLIDAY
Ms. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and former Secretary of the Cabinet, The White House.

Ms. Holiday is a director of Hess Corporation, RTI International Metals, Inc. and White Mountains Insurance Group, Ltd. She is also a director or trustee of various investment companies of the Franklin Templeton Group of Funds. From 1994 to 2013, Ms. Holiday was a director of H.J. Heinz Company.

She is the recipient of the Direct Women’s 2009 Sandra Day O’Connor Board Excellence Award, which honours women who have served with distinction on the board of a public company and advanced the value of diversity in the workplace.

Ms. Holiday holds a B.S. and a J.D. from the University of Florida, and she is admitted to the bars of the states of Florida, Georgia and the District of Columbia.

AGE: 62 (1)
PALM BEACH COUNTY,
FLORIDA, U.S.A.
DIRECTOR SINCE: JUNE 1, 2001
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
Value at Risk	C$6,160,434 (3)
February 2014	98,390 (6)
February 2013	94,750 (7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	White Mountains Insurance Group, Ltd.	(2004-present)
Corporate Governance and Nominating Committee	100%	RTI International Metals, Inc.	(1999-present)
Finance Committee	100%	Franklin Templeton Group of Funds (various companies)	(1996-present)
Human Resources and Compensation Committee	100%	Hess Corporation	(1993-present)
Investment Committee of CN’s Pension Trust Funds (5)	100%	H.J. Heinz Company	(1994-2013)
Strategic Planning Committee	100%
2013 votes in favour	98.23%

V. MAUREEN
Ms. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009 she ended a 35-year career at GM during which she attained the highest operating post ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation.

She is an Officer of the Order of Canada, a member of the Order of Ontario and was ranked by Fortune magazine in 2009 as the 12th Most Powerful Woman in International Business and amongst the top 100 most powerful women in Canada in 2012. In 2006, she was the recipient of the Governor General of Canada’s Persons Award and was inducted as a fellow of the Institute of Corporate Directors in 2011. She has also been appointed by the Government of Canada to the Science, Technology and Innovation Council.

Ms. Kempston Darkes is also a director of Brookfield Asset Management Inc., Irving Oil Co. Ltd., Enbridge Inc. and Balfour Beatty Plc.

Ms. Kempston Darkes holds a B.A. in history and political science from Victoria University in the University of Toronto and an LL.B. from the University of Toronto Faculty of Law.

KEMPSTON DARKES,
O.C., D. COMM., LL.D.

AGE: 65 (1)
LAUDERDALE-BY-THE-SEA,
FLORIDA, U.S.A.
DIRECTOR SINCE: MARCH 29, 1995
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
Value at Risk	C$11,008,621 (3)
February 2014	175,969 (6)
February 2013	171,950 (7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Balfour Beatty Plc.	(2012-present)
Environment, Safety and Security Committee (Chair)	100%	Enbridge Inc.	(2010-present)
Audit Committee	100%	Brookfield Asset Management Inc.	(2008-present)
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds (5)	100%
Strategic Planning Committee	100%
2013 votes in favour	97.10%

CN MANAGEMENT INFORMATION CIRCULAR 2014	9

THE HON. DENIS LOSIER,
Mr. Losier is the retired President and Chief Executive Officer of Assumption Life (life insurance company). Between 1989 and 1994, Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism.

Mr. Losier was co-chair of the University of Moncton’s Excellence Campaign. In 2008, he was named a member of the Security Intelligence Review Committee of Canada, and, as such, became a member of the Privy Council. He is a member of the New Brunswick Business Council and a director of Canadian Blood Services, Enbridge Gas New  Brunswick and Plazacorp Retail Properties Ltd. He also chairs the board of directors of Invest N.B. Mr. Losier was appointed a Member of the Order of Canada in 2011.

Mr. Losier holds a Bachelor of Economics from the University of Moncton and a Masters of Economics from the University of Western Ontario.

Mr. Losier was awarded an Honorary Doctorate Degree in Business Administration from the University of Moncton.

P.C., LL.D., C.M.

AGE: 61 (1)
CAPE PELE,
NEW BRUNSWICK, CANADA
DIRECTOR SINCE: OCTOBER 25, 1994
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
Value at Risk	C$17,775,611 (3)
February 2014	284,137 (6)
February 2013	277,746 (7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Plazacorp Retail Properties Ltd.	(2007-present)
Audit Committee (Chair)	100%	XL-ID Solutions Inc. (formerly, Excellium Inc.)	(2013)
Corporate Governance and Nominating Committee (10)	100%	NAV CANADA	(2004-2013)
Donations and Sponsorships Committee (5)	100%
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds (5) (10)	100%
Strategic Planning Committee	100%
2013 votes in favour	98.77%

THE HON.
Mr. Lumley has been Vice-Chairman of BMO Capital Markets (investment bank) and its predecessor companies since 1991. From 1986 to 1991, he served as chair of Noranda Manufacturing Group Inc.

Following a successful entrepreneurial career, Mr. Lumley was elected a Member of Parliament for Stormont-Dundas from 1974 to 1984, during which time he held various cabinet portfolios in the Government of Canada such as Industry, International Trade, Regional Economic Development, Communication and Science & Technology. During this period, he was responsible to Parliament for numerous Crown Corporations, Boards and Commissions. Mr. Lumley is Chancellor of the University of Windsor, a director of Bell Canada Enterprises, the Chairman of ECL Associates, a member of the Advisory Board of Mercedes Benz Canada and a member of the Advisory Counsel of Partners in Progress.

Mr. Lumley graduated with a Bachelor of Commerce from the University of Windsor.

EDWARD C. LUMLEY,
P.C., LL.D.

AGE: 74 (1)
SOUTH LANCASTER,
ONTARIO, CANADA
DIRECTOR SINCE: JULY 4, 1996
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
Value at Risk	C$13,171,382 (3)
February 2014	210,540 (6)
February 2013	205,902 (7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	BCE Inc.	(2003-present)
Investment Committee of CN’s Pension Trust Funds (Chair) (5)	100%	Dollar Thrifty Automotive Group, Inc.	(1997-2012)
Corporate Governance and Nominating Committee	100%
Finance Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%
2013 votes in favour	97.20%

CN MANAGEMENT INFORMATION CIRCULAR 2014	10

KEVIN G. LYNCH,
Dr. Lynch is Vice-Chair, BMO Financial Group. In this role, Dr. Lynch is a key strategic advisor to senior management. He represents BMO in domestic and international markets.

Prior to joining BMO, Dr. Lynch built a distinguished career  in the Government of Canada. Before his retirement in 2009, he served as Clerk of the Privy Council, Secretary to the Cabinet, and Head of the Public Service of Canada. Dr. Lynch began his public service career at the Bank of Canada in 1976 and has held a number of senior positions in the Government of Canada. These included the post of Deputy Minister of Industry, from 1995 to 2000, and Deputy Minister of Finance, from 2000 to 2004. From 2004 to 2006, he served as Executive Director (for the Canadian, Irish and Caribbean constituency) at the International Monetary Fund in Washington, D.C.

He is also Chair of the Board of Governors of the University of Waterloo, the Chancellor of King’s University and serves on several other boards, including those of the Asia Pacific Foundation, the Gairdner Foundation, the Perimeter Institute, the Ditchley Foundation, and the Shannon School of Business at Cape Breton University.

Dr. Lynch was made a Member of the Queen’s Privy Council for Canada in 2009, and an Officer of the Order of Canada in 2011. He has been awarded the Distinguished Alumni Award from McMaster University and the Queen’s Golden Jubilee Medal.

Dr. Lynch earned his master’s in Economics from the University of Manchester and a doctorate in Economics from McMaster University.

P.C., O.C., PH.D., LL.D.

AGE: 63 (1)
OTTAWA, ONTARIO, CANADA
NOMINEE AS A DIRECTOR
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
February 2014	NIL
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
New Board nominee, not currently a director		Empire Company Limited (Sobey’s)	(2013-present)
		CNOOC Limited	(2014-present)

	CLAUDE MONGEAU
Mr. Mongeau became President and Chief Executive Officer of the Company on January 1, 2010. In 2000, he was appointed Executive Vice-President and Chief Financial Officer of the Company and held such position until June 1, 2009. Prior to this, he held the positions of Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development upon joining the Company in 1994. In 2005, he was selected Canada’s CFO of the Year by an independent committee of prominent Canadian business leaders.

Prior to joining CN, Mr. Mongeau was a partner with Secor Group, a Montréal-based management consulting firm. He also worked in the business development unit of Imasco Inc. and as a consultant at Bain & Company.

Mr. Mongeau is also a director of SNC-Lavalin Group Inc.

Mr. Mongeau holds an MBA from McGill University.

	AGE: 52 (1)
	MONTRÉAL, QUEBEC, CANADA
	DIRECTOR SINCE: OCTOBER 20, 2009
	NOT INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)		STOCK OPTIONS HELD (4)
Value at Risk	C$29,402,074 (3)	February 2014 1,738,000
February 2014	469,982	February 2014 1,558,000
February 2013	461,144
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	SNC-Lavalin Group Inc.	(2003-present)
Donations and Sponsorships Committee (Chair) (5)	100%	Nortel Networks	(2006-2009)
Investment Committee of CN’s Pension Trust Funds (5) (11)	100%
Strategic Planning Committee	100%
2013 votes in favour	99.19%

CN MANAGEMENT INFORMATION CIRCULAR 2014	11

JAMES E. O’CONNOR
Mr. O’Connor is the retired chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O’Connor was chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc.

In 2001, Mr. O’Connor was the recipient of the Ellis Island Medal of Honor from the National Ethnic Coalition of Organizations (NECO) which rewards Americans who exemplify outstanding qualities in both their personal and professional lives, while continuing to preserve the richness of their particular heritage. He was named to the list of America’s Best CEOs each year, between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is also active in many community causes, especially those that benefit children. Mr. O’Connor has served on the board of directors of the SOS Children’s Village. He also currently serves on the board of directors of the South Florida P.G.A. of America and Clean Energy Fuels Corp.

Mr. O’Connor holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University.

AGE: 64 (1)
FORT LAUDERDALE, FLORIDA, U.S.A.
DIRECTOR SINCE: APRIL 27, 2011
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
Value at Risk	C$1,168,848 (3)
February 2014	18,668
February 2013	15,418
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Clean Energy Fuels Corp.	(2011-present)
Audit Committee	100%	Republic Services, Inc.	(1998-2011)
Environment, Safety & Security Committee	100%
Finance Committee	100%
Investment Committee of CN’s Pension Trust Funds (5) (12)	100%
Strategic Planning Committee	100%
2013 votes in favour	99.29%

ROBERT PACE, D. COMM.
Mr. Pace is President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services).

Mr. Pace began his career as a lawyer in Halifax and worked as Atlantic Canada Advisor to the Prime Minister of Canada.

Mr. Pace is a director of High Liner Foods Incorporated and Hydro One Inc. He is also chairman of the Walter Gordon Foundation and former director of the Asia Pacific Foundation and the Atlantic Salmon Federation.

Mr. Pace holds an MBA and an LL.B from Dalhousie University.

AGE: 59 (1)
SEABRIGHT, NOVA SCOTIA, CANADA
DIRECTOR SINCE: OCTOBER 25, 1994
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
Value at Risk	C$18,075,211 (3)
February 2014	288,926 (6)
February 2013	284,144 (7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board (Vice-Chair) (13)	100%	Hydro One Inc.	(2007-present)
Audit Committee	100%	High Liner Foods Incorporated	(1998-present)
Corporate Governance and Nominating Committee	100%	Overland Realty Limited	(2006-2010)
Donations and Sponsorships Committee (5) (13)	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds (5)	100%
Strategic Planning Committee	100%
2013 votes in favour	96.96%

CN MANAGEMENT INFORMATION CIRCULAR 2014	12

ROBERT L. PHILLIPS
Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004. Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited. He also enjoyed a prestigious career as a corporate lawyer and was appointed to the Queen’s Counsel in Alberta in 1991.

Mr. Phillips is currently a director of Canadian Western Bank, MacDonald Dettwiler & Associates Ltd. (Chairman), West Fraser Timber Co. Ltd. (Lead Director), and Precision Drilling Corporation (Chairman). He is also a director of Epcor Utilities Inc. and Axia NetMedia Corporation but will not be standing for re-election in 2014 on the boards of such companies. His past directorships include Capital Power Corporation, Dreco Energy Services Ltd., PTI Group Inc., National-Oilwell Inc., Weldwood of Canada Ltd., Enserco Energy Service Company Inc., Terra Vest Income Fund, Tree Island Wire Income Fund and Boston Pizza Royalties Income Fund.

Mr. Phillips has also served as a director of the Canadian Chamber of Commerce, as a member of the Alberta Economic Development Authority (AEDA) and as a director of the Export and Trade Committee of the AEDA.

Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta.

AGE: 63 (1)
WEST VANCOUVER,
BRITISH COLUMBIA, CANADA
NOMINEE AS A DIRECTOR
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
February 2014	4,125
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
New Board nominee, not currently a director		Canadian Western Bank	(2001-present)
		MacDonald Dettwiler & Associates	(2003-present)
		West Fraser Timber Co. Ltd	(2005-present)
		Precision Drilling Corporation	(2004-present)
		Axia NetMedia Corporation*	(2000-2014)
		Epcor Utilities Inc.*	(2005-2014)
		Capital Power Corporation	(2009-2013)
		Terra Vest Income Fund	(2004-2012)
*Term ends May 2014 and will not stand for re-election

CN MANAGEMENT INFORMATION CIRCULAR 2014	13

LAURA STEIN
Ms. Stein is the Senior Vice-President, General Counsel of The Clorox Company since 2005, where she serves on the executive committee, sponsors the women’s employee resource group, co-sponsors the company’s corporate responsibility and enterprise risk management programs, and works closely with the company’s board of directors on governance matters. From 2000-2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company. She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong.

Ms. Stein is a director of Franklin Resources, Inc. and a former director of Nash Finch Company.

She also serves on the boards of several not-for-profit organizations, including Corporate Pro Bono, Equal Justice Works, the Leadership Council on Legal Diversity and the Association of General Counsel. Previously, Ms. Stein was chair of the Association of Corporate Counsel, co-chair of the General Counsel Committee of the ABA Business Law Section and a director of the Pittsburgh Ballet Theater.

Ms. Stein has received the Margaret Brent Award, the American Bar Association’s highest award for women lawyers; the Sandra Day O’Connor Board Excellence Award; and the Corporate Board Member America’s Top General Counsel Recognition Award. The National Association of Corporate Directors included her in the 2011 NACD Directorship 100 list of the most influential leaders in the boardroom and corporate governance community.

Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned an undergraduate and master’s degrees.

AGE: 52 (1)
LAFAYETTE, CALIFORNIA, U.S.A.
NOMINEE AS A DIRECTOR
INDEPENDENT

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED (2)
February 2014	NIL
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
New Board nominee, not currently a director		Franklin Resources Inc.	(2005-present)

(1)	The age of the directors is provided as at April 23, 2014, the date of the Meeting.
(2)
The information regarding common shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes Directors Restricted Share Units (“DRSUs”) elected as compensation by directors, as well as Deferred Share Units (“DSUs”) under the Company’s Voluntary Incentive Deferral Plan (“VIDP”) in the case of Claude Mongeau, but does not include common shares under stock options. The VIDP provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in DSUs payable in cash upon retirement or termination of employment. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% (Company match) of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. For further details on the VIDP, please see the Deferred Compensation Plans section of this Information Circular.

(3)
The Value at Risk represents the total value of common shares and DRSUs (or DSUs for Mr. Mongeau) which total value is based on the February 28, 2014 closing price of the common shares on the Toronto Stock Exchange (C$62.56) or the New York Stock Exchange (US$56.54) for Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday and James E. O’Connor using the closing exchange rate (US$1.00 = C$1.1074) on the same date.

(4)
The information regarding stock options comprises the stock options granted to Mr. Mongeau under the Management Long-Term Incentive Plan. For further details on the plan, please see “Statement of Executive Compensation — Management Long-Term Incentive Plan”.

(5)
The Donations and Sponsorships Committee and the Investment Committee of CNís Pension Trust Funds are mixed committees composed of both members of the Board of Directors as well as officer of the Company.

(6)
Includes DRSUs as at February 28, 2014, in the following amounts: A. Charles Baillie: 119,166; Donald J. Carty: 18,785; Ambassador Gordon D. Giffin: 43,564; Edith E. Holiday: 25,049; V. Maureen Kempston Darkes: 51,379; The Hon. Denis Losier: 99,883; The Hon. Edward C. Lumley: 87,170; and Robert Pace: 97,211. Pursuant to the terms of the DRSUs, directors or their estates can only access their DRSUs upon retirement, resignation or death.

(7)
Includes DRSUs as at February 28, 2013 in the following amounts: A. Charles Baillie: 113,218; Donald J. Carty: 14,654; Ambassador Gordon D. Giffin: 41,900; Edith E. Holiday: 23,034; V. Maureen Kempston Darkes: 50,560; The Hon. Denis Losier: 95,056; The Hon. Edward C. Lumley: 85,782; and Robert Pace: 95,662. Pursuant to the terms of the DRSUs, directors or their estates can only access their DRSUs upon retirement, resignation or death.

(8)	Donald J. Carty became member of the Investment Committee of CN’s Pension Trust Funds on April 23, 2013.
(9)	Ambassador Gordon D. Giffin became Chair of the Human Resources and Compensation Committee and member of the Audit Committee on April 23, 2013.
(10)	The Hon. Denis Losier became member of the Corporate Governance and Nominating Committee and of the Investment Committee of CN’s Pension Trust Funds on April 23, 2013.
(11)	Claude Mongeau became member of the Investment Committee of CN’s Pension Trust Funds on April 23, 2013.
(12)	James E. O’Connor became member of the Investment Committee of CN’s Pension Trust Funds on April 23, 2013.
(13)	Robert Pace became Vice-Chair of the Board and member of the Donations and Sponsorships Committee on April 23, 2013.

CN MANAGEMENT INFORMATION CIRCULAR 2014	14

Board of Directors Compensation

The directors of the Company play a central role in enhancing shareholder value. As indicated under “Nominees for Election to the Board — Board of Directors Compensation — Share Ownership” on pages 17 and 18, the directors have a substantial investment in the Company. In addition, approximately 63% of the total annual remuneration of the non-executive directors for 2013 was in the form of common shares or Directors Restricted Share Units (“DRSUs”). Subject to the Minimum Shareholding Requirement as defined on page 17 of this Information Circular, directors may elect to receive all or part of their director, committee member, Board Chair, Vice-Chair and Committee Chair cash retainers either in cash, common shares of the Company purchased on the open market or DRSUs. They may also elect to receive their common share grant retainer in DRSUs. Each DRSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DRSUs refl ecting dividend equivalents.

CN’s compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and Board Committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States, six of the non-executive director nominees are United States residents and the compensation of the non-executive directors of the Company tends to be comparable to that of large U.S.-based companies.

Beginning in 2011, it was determined that the annual share grant portion of the Director and Board Chair retainers would no longer be comprised of a fixed number of shares and would be replaced with a common share grant valued at US$175,000 for directors, and a common share grant valued at US$350,000 for the Board Chair. This approach provides greater consistency in total director compensation while keeping the alignment with shareholders’ interest. The change resulted in a year-over-year reduction of 21% in average total compensation for CN directors and 36% for the Board Chair when comparing 2011 to 2010 compensation. Committee member and Committee Chair retainers remained unchanged at US$3,500 for Committee Members and US$15,000 for Committee Chairs, except for the Chairs of the Audit and the Human Resources and Compensation Committees who received a Committee Chair retainer of US$25,000. Committee Chairs no longer received a separate Committee Member retainer for the Committees they chair. Moreover, the Board Chair did not receive an additional Director retainer, nor Committee Chair or Committee Member retainers. All other aspects of director compensation remain unchanged from prior years: Directors receive a cash retainer amount of US$15,000 and US$120,000 for the Board Chair. Directors and the Board Chair also received Board Meeting, Committee Meeting and Travel Attendance fees of US$1,500. In 2013, Mr. Robert Pace was appointed Vice-Chair and received a Vice-Chair retainer of US$25,000.

The compensation structure and level for CN’s directors was recommended by the Corporate Governance and Nominating Committee and approved by the Board in 2013, and is reviewed annually against best practices and director compensation trends in North America, including those of other Class I Railroads.

In consideration for serving on the Board of Directors in 2013, CN’s directors were compensated as indicated in the table below:

TYPE OF FEE	AMOUNT
Board Chair Cash Retainer (1)	US$120,000(2)
Board Chair Share Grant Retainer	US$350,000(2)
Board Vice-Chair Cash Retainer	US$25,000(2)
Board Vice-Chair Share Grant Retainer	US$175,000(2)
Director Cash Retainer (3)	US$15,000(2)
Director Share Grant Retainer	US$175,000(2)
Committee Chair Retainers
Audit and Human Resources and Compensation Committees	US$25,000(2)
Other Committees	US$15,000(2)
Committee Member Retainer	US$3,500(2)
Board Meeting Attendance Fee	US$1,500
Committee Meeting Attendance Fee	US$1,500
Travel Attendance Fee	US$1,500

(1)	The Board Chair receives no additional Director Retainer nor Committee Chair or Committee Member Retainer.
(2)
Directors (including Board Chair and Board Vice-Chair) may choose to receive all or part of their cash retainer in common shares or DRSUs and their common share grant retainer can also be received in DRSUs. The common shares are purchased on the open market.

(3)
Mr. Mongeau does not receive any compensation for serving as director of the Company. Mr. Mongeau’s compensation for serving as CEO of the Company is described in detail in the Statement of Executive Compensation Section.

CN MANAGEMENT INFORMATION CIRCULAR 2014	15

The table below reflects in detail the compensation earned by non-executive directors in the 12-month period ended December 31, 2013.

		FEES EARNED
	DIRECTOR
	BOARD			BOARD AND				PERCENTAGE OF
	VICE-CHAIR			COMMITTEE				TOTAL FEES
	AND	COMMITTEE	COMMITTEE	ATTENDANCE	SHARE-			RECEIVED
	BOARD CHAIR	CHAIR	MEMBER	AND TRAVEL	BASED	ALL OTHER		IN COMMON
	RETAINER	RETAINER	RETAINER	FEES(1)(2)	AWARDS(3)	COMPENSATION (4)	TOTAL	SHARES AND/OR
NAME OF DIRECTOR	(C$) (1)	(C$) (1)	(C$) (1)	(C$)	(C$)	(C$)	(C$)	DRSUs(6)
Michael R. Armellino	15,449	15,449	18,023	74,153	175,508	1,545	300,127	58%
A. Charles Baillie	15,044	15,044	14,041	64,884	175,508	1,545	286,066	77%
Hugh J. Bolton	15,449	15,449	14,419	64,884	175,508	1,545	287,254	61%
Donald J. Carty	15,044	–	16,381	64,884	175,508	6,179	277,996	74%
Ambassador Gordon D. Giffin	15,449	17,165	16,822	69,518	175,508	3,090	297,552	59%
Edith E. Holiday	15,449	–	18,023	64,884	175,508	1,545	275,409	64%
V. Maureen Kempston Darkes	15,449	15,449	14,419	66,429	175,508	1,545	288,799	61%
The Hon. Denis Losier	15,449	25,748	15,620	74,153	175,508	3,090	309,568	57%
The Hon. Edward C. Lumley	15,449	15,449	14,419	64,884	175,508	1,545	287,254	61%
David G.A. McLean	123,588	–	–	71,063	351,015	3,691 (5)	549,357	64%
James E. O’Connor	15,449	–	16,822	66,429	175,508	6,179	280,387	63%
Robert Pace (7)	15,449	25,748	16,822	69,518	175,508	3,090	306,135	57%
TOTAL	292,717	145,501	175,811	815,683	2,281,603	34,589	3,745,904	63%

(1)
All directors earned compensation in U.S. currency. Compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2013 (US$1.00 = C$1.0299). Compensation elected to be received in common shares or DRSUs was converted to Canadian dollars using the closing rate of exchange of the Bank of Canada (US$1.00 = C$1.0029), on the purchase day (January 24, 2013). In addition to the common shares or DRSUs received by the directors, the Board Vice-Chair, and the Board Chair, as described in note (3) below, the directors, the Board Vice-Chair and the Board Chair may choose to receive all or part of their cash retainers in common shares or DRSUs. The following directors made such election with respect to the amounts set forth beside their names: A. Charles Baillie (C$44,129) and Donald J. Carty (C$31,425). The amount of cash retainers elected to be received in common shares or DRSUs is included in these columns.

(2)	Includes travel fees which amounted to a total of C$148,306, in aggregate, for all directors.
(3)
Represents a common share grant valued at US$175,000 received by each non-executive director as part of the Director Retainer, US$175,000 for the Board Vice-Chair as part of the Board Vice-Chair Retainer, and US$350,000 for the Board Chair as part of the Board Chair Retainer. Such values were converted to Canadian dollars using the closing rate of exchange of the Bank of Canada (US$1.00 = C$1.0029) on January 24, 2013.

(4)
Such values represent committee attendance fees received in cash for attendance to meetings of board committees of which they were not members. Such values were converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2013 (US$1.00 = C$1.0299).

(5)
Includes the value for 2013 of insurance premiums for accidental death and dismemberment insurance as well as 2013 medical and dental coverage for David G.A. McLean in Canada and the U.S. The total cost to the Company for such benefits is equal to C$2,146.

(6)
This percentage is calculated by dividing the aggregate of the cash retainer elected by non-executive directors to be received in common shares or DRSUs described in note (1) above and the value provided under the share-based awards column, by the value provided under the total column.

(7)	Robert Pace became Vice-Chair of the Board and stepped down as Chair of the Human Resources and Compensation Committee on April 23, 2013.

CN MANAGEMENT INFORMATION CIRCULAR 2014	16

Outstanding Share-based Awards

The table below reflects all awards outstanding as at December 31, 2013 with respect to non-executive directors.

	SHARE-BASED AWARDS (1)
		MARKET OR PAYOUT
	NUMBER OF SHARES	VALUE OF
	OR UNITS OF	SHARE-BASED
	SHARES THAT HAVE	AWARDS THAT
	NOT VESTED	HAVE NOT VESTED(2)
NAME OF DIRECTOR	(#)	(C$)
Michael R. Armellino	-	-
A. Charles Baillie	115,051	6,967,489
Hugh J. Bolton	90,870	5,503,087
Donald J. Carty	14,891	903,087
Ambassador Gordon D. Giffin	42,578	2,582,205
Edith E. Holiday	23,407	1,419,552
V. Maureen Kempston Darkes	51,379	3,111,512
The Hon. Denis Losier	96,595	5,849,793
The Hon. Edward C. Lumley	87,170	5,279,015
David G.A. McLean	178,403	10,804,086
James E. O’Connor	–	–
Robert Pace	97,211	5,887,098

(1)
Shows information regarding DRSUs held by non-executive directors as of December 31, 2013. The directors may choose to receive all or part of their cash retainers in common shares or DRSUs and their common share retainer can also be received in DRSUs. Pursuant to the terms of the DRSUs, directors or their estates can only access their DRSUs upon retirement or resignation from the Company’s Board, or death.

(2)
The value of outstanding DRSUs is based on the closing price of the common shares on December 31, 2013, on the Toronto Stock Exchange (C$60.56) or the New York Stock Exchange (US$57.02) for Donald J. Carty, Ambassador Gordon D. Giffin and Edith E. Holiday, using the December 31, 2013 closing rate exchange of the Bank of Canada (US$1.00 = C$1.0636).

Share Ownership

The Board has adopted a guideline stating that each non-executive director should own, within five years of joining the Board, common shares, DRSUs or similar share equivalents of CN, if any, with a value of at least the higher of: (i) C$500,000, or (ii) three times the aggregate of the annual Director Retainer in cash and the annual common share or DRSU grant (and for the Board Chair, the aggregate of the Board Chair annual retainer in cash and the annual common share or DRSU grant) (the “Minimum Shareholding Requirement”). Each non-executive director shall continue to hold such value throughout his or her tenure as a director and the common shares, DRSUs or similar share equivalent of CN held to comply with the Minimum Shareholding Requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding. The aforementioned target was increased from C$250,000 to C$500,000 on March 8, 2011.

Each non-executive director is required to receive at least 50% of his or her annual Director, committee, Board Chair and Committee Chair cash retainers in common shares or DRSUs of CN and may elect to receive up to 100% of such retainers in common shares or DRSUs of CN until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may elect to receive up to 100% of such retainers in common shares or DRSUs of CN. As of the date hereof, the average value of common shares (including DRSUs) of the Company owned by non-executive directors is approximately C$11.7 million (based on the February 28, 2014, closing price of the common shares of the Company on the Toronto Stock Exchange (C$62.56), or the New York Stock Exchange (US$56.54) for U.S. directors).

CN MANAGEMENT INFORMATION CIRCULAR 2014	17

The following table provides information on the number and the value of common shares and DRSUs owned by the Company’s current directors as at February 28, 2014, and the amount needed to meet the Minimum Shareholding Requirement.

				TOTAL NUMBER		TOTAL VALUE
		NUMBER OF		OF COMMON	GUIDELINE MET (3)	OF COMMON
		COMMON		SHARES OWNED,	OR INVESTMENT	SHARES AND	VALUE AT RISK
		SHARES OWNED,		CONTROLLED OR	REQUIRED TO	DRSUs (VALUE	AS MULTIPLE OF
		CONTROLLED	NUMBER OF	DIRECTED	MEET GUIDELINE	AT RISK) (3)	SHAREHOLDING
DIRECTOR	YEAR(1)	OR DIRECTED	DRSUs HELD(2)	AND DRSUs	(C$)	(C$)	REQUIREMENT
Michael R. Armellino	2014	236,742	–	236,742
	2013	235,652	–	235,652	✓	14,822,984	23
	Variation	1,090	–	1,090
A. Charles Baillie	2014	207,400	119,166	326,566
	2013	204,200	113,218	317,418	✓	20,429,969	32
	Variation	3,200	5,948	9,148
Hugh J. Bolton	2014	11,131	90,870	102,001
	2013	10,052	89,422	99,474	✓	6,381,183	10
	Variation	1,079	1,448	2,527
Donald J. Carty	2014	20,000	18,785	38,785
	2013	20,000	14,654	34,654	✓	2,428,422	4
	Variation	–	4,131	4,131
Ambassador Gordon D. Giffin	2014	40,118	43,564	83,682
	2013	37,828	41,900	79,728	✓	5,239,531	8
	Variation	2,290	1,664	3,954
Edith E. Holiday	2014	73,341	25,049	98,390
	2013	71,716	23,034	94,750	✓	6,160,434	10
	Variation	1,625	2,015	3,640
V. Maureen Kempston Darkes	2014	124,590	51,379	175,969
	2013	121,390	50,560	171,950	✓	11,008,621	17
	Variation	3,200	819	4,019
The Hon. Denis Losier	2014	184,254	99,883	284,137
	2013	182,690	95,056	277,746	✓	17,775,611	28
	Variation	1,564	4,827	6,391
The Hon. Edward C. Lumley	2014	123,370	87,170	210,540
	2013	120,120	85,782	205,902	✓	13,171,382	21
	Variation	3,250	1,388	4,638
David G.A. McLean	2014	202,170	178,403	380,573
	2013	219,038	175,560	394,598	✓	23,808,647	15
	Variation	-16,868	2,843	-14,025
Claude Mongeau	2014	64,496	405,486	469,982
	2013	62,114	399,030	461,144	N/A	29,402,074	N/A
	Variation	2,382	6,456	8,838
James E. O’Connor	2014	18,668	–	18,668
	2013	15,418	–	15,418	✓	1,168,848	2
	Variation	3,250	–	3,250
Robert Pace	2014	191,715	97,211	288,926
	2013	188,482	95,662	284,144	✓	18,075,211	29
	Variation	3,233	1,549	4,782

(1)	The number of common shares and DRSUs held by each director for 2014 is set out as at February 28, 2014, and for 2013 is set out as at February 28, 2013.
(2)	Includes DRSUs elected as part of directors compensation and DSUs under the Company’s VIDP held by Claude Mongeau.
(3)
The total value is based on the February 28, 2014 closing price of the common shares on the Toronto Stock Exchange (C$62.56) or the New York Stock Exchange (US$56.54) for Michael R. Armellino, Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday and James E. O’Connor, using the closing exchange rate (US$1.00 = C$1.1074) on the same date.

CN MANAGEMENT INFORMATION CIRCULAR 2014	18

Board and Committee Attendance

The tables below show the record of attendance by director at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12-month period ended December 31, 2013.

	NUMBER AND % OF MEETINGS ATTENDED
			CORPORATE					INVESTMENT
			GOVER-	DONATIONS	ENVI-		HUMAN	COMMITTEE
			NANCE	AND	RONMENT,		RESOURCES	OF CN’S
			AND	SPONSOR-	SAFETY AND		AND COM-	PENSION	STRATEGIC
		AUDIT	NOMINATING	SHIPS	SECURITY	FINANCE	PENSATION	TRUST	PLANNING	COMMITTEES	OVERALL
DIRECTOR (1)	BOARD	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	FUNDS	COMMITTEE	(TOTAL)	ATTENDANCE
Michael R.	12/12		5/5							28/28	40/40
Armellino (8)	(100%)	–	(Chair)	–	5/5	6/6	5/5	4/4	3/3	(100%)	(100%)
A. Charles Baillie	12/12					6/6				23/23	35/35
	(100%)	–	5/5	–	–	(Chair)	5/5	4/4	3/3	(100%)	(100%)
Hugh J. Bolton (8)	12/12								3/3	22/22	34/34
	(100%)	5/5	–	–	5/5	–	5/5	4/4	(Chair)	(100%)	(100%)
Donald J. Carty (2)	12/12									22/22	34/34
	(100%)	5/5	5/5	–	–	6/6	–	3/3	3/3	(100%)	(100%)
Ambassador	12/12						3/3			26/26	38/38
Gordon D. Giffin (3)	(100%)	2/2	–	3/3	5/5	6/6	(Chair)	4/4	3/3	(100%)	(100%)
Edith E. Holiday	12/12									23/23	35/35
	(100%)	–	5/5	–	–	6/6	5/5	4/4	3/3	(100%)	(100%)
V. Maureen	12/12				5/5					22/22	34/34
Kempston Darkes	(100%)	5/5	–	–	(Chair)	–	5/5	4/4	3/3	(100%)	(100%)
The Hon.	12/12	5/5								27/27	39/39
Denis Losier (4)	(100%)	(Chair)	3/3	3/3	5/5	–	5/5	3/3	3/3	(100%)	(100%)
The Hon.	12/12							4/4		23/23	35/35
Edward C. Lumley	(100%)	–	5/5	–	–	6/6	5/5	(Chair)	3/3	(100%)	(100%)
David G.A.	12/12									26/26	38/38
McLean (8)	(100%)	–	5/5	3/3	–	6/6	5/5	4/4	3/3	(100%)	(100%)
Claude	12/12			3/3						9/9	21/21
Mongeau (5)	(100%)	–	–	(Chair)	–	–	–	3/3	3/3	(100%)	(100%)
James E.	12/12									22/22	34/34
O’Connor (6)	(100%)	5/5	–	–	5/5	6/6	–	3/3	3/3	(100%)	(100%)
Robert Pace (7)	12/12									24/24	36/36
	(100%)	5/5	5/5	2/2	–	–	5/5	4/4	3/3	(100%)	(100%)

(1)
In addition to committee members, all non-executive board members attended on a non-voting basis the January, June and December 2013 meetings of the Human Resources and Compensation Committee. The following directors who did not sit on the Investment Committee of CN Pension Trust Funds attended the January meeting on a non-voting basis: Donald J. Carty and James E. O’Connor. In addition to committee members, the Hon. Denis Losier attended on a non-voting basis two meetings of the Corporate Governance and Nominating Committee. In addition to committee members, Robert Pace attended on a non-voting basis one meeting of the Donations and Sponsorships Committee and one meeting of the Environment, Safety and Security Committee.

(2)	Donald J. Carty became member of the Investment Committee of CN’s Pension Trust Funds on April 23, 2013.
(3)	Ambassador Gordon D. Giffin became Chair of the Human Resources and Compensation Committee and member of the Audit Committee on April 23, 2013.
(4)	The Hon. Denis Losier became member of the Corporate Governance and Nominating Committee and of the Investment Committee of CN’s Pension Trust Funds on April 23, 2013.
(5)
In addition to committee members, Claude Mongeau attended five Audit Committee meetings, four Corporate Governance and Nominating Committee meetings, five Environment, Safety and Security Committee meetings, six Finance Committee meetings and five Human Resources and Compensation Committee meetings on a non-voting basis.

(6)	James E. O’Connor became member of the Investment Committee of CN’s Pension Trust Funds on April 23, 2013.
(7)	Robert Pace became Vice-Chair of the Board and member of the Donations and Sponsorships Committee and stepped down as Chair of the Human Resources and Compensation Committee on April 23, 2013.
(8)	Messrs. Armellino, Bolton and McLean will not seek re-election as directors at the Meeting.

CN MANAGEMENT INFORMATION CIRCULAR 2014	19

NUMBER OF MEETINGS
BOARD AND BOARD COMMITTEE MEETINGS	HELD IN 2013
Board	12
Audit Committee	5
Corporate Governance and Nominating Committee	5
Donations and Sponsorships Committee	3
Environment, Safety and Security Committee	5
Finance Committee	6
Human Resources and Compensation Committee	5
Investment Committee of CN’s Pension Trust Funds	4
Strategic Planning Committee	3

Additional Disclosure Relating to Directors

As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)
Mr. Baillie, a director of the Company, was a director of Dana Corporation which filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 3, 2006. Dana’s European, South American, Asian-Pacific, Canadian and Mexican subsidiaries are not included in the Chapter 11 filing. Dana Corporation successfully emerged from Chapter 11 reorganization in February 2008. Mr. Baillie is no longer a director of Dana Corporation;

(ii)
Mr. Mongeau, a director and the President and Chief Executive Officer of the Company, became a director of Nortel Networks Corporation (“NNC”) and Nortel Networks Limited (“NNL”) on June 29, 2006. On January 14, 2009, NNC, NNL and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. Mr. Mongeau resigned as a director of NNC and NNL effective August 10, 2009;

(iii)
Ms. Kempston Darkes, a director of the Company, was an officer of General Motors Corporation (“GM”) when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM’s most valuable assets. Ms. Kempston Darkes retired as a GM officer on December 1, 2009;

(iv)
Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. until January 22, 2009. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin is no longer a director of AbitibiBowater Inc.; and

(v)
Mr. Losier, a director of the Company, was a director of XL-ID Solutions Inc. (formerly, Excellium Inc.) (“XL-ID”) from July 23, 2013 to August 29, 2013. On January 3, 2014, XL-ID announced that it had submitted a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 13, 2014, XL-ID announced that it had received a final order from the Superior Court of Quebec approving the proposal approved by its creditors.

CN MANAGEMENT INFORMATION CIRCULAR 2014	20

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the Board of Directors on January 21, 2003, and last amended on March 11, 2014. Our Corporate Governance Manual is available on our website at www.cn.ca, under Delivering Responsibly/Governance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving practices, changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors.

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our corporate governance practices comply with applicable rules adopted by the Canadian Securities Administrators (the “CSA”), applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the U.S. Securities and Exchange Commission (“SEC”). We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca, under Delivering Responsibly/Governance, our governance practices comply with the NYSE corporate governance rules in all significant respects.

The CSA adopted, in June 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices (as amended from time to time, the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (as amended from time to time, the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text and footnotes set forth hereunder refer to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”).

The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule “A” to this Information Circular (1). The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee.

Code of Business Conduct (2)

In 2008, the Board of Directors reviewed and updated its Code of Business Conduct to ensure that it is consistent with current industry trends and standards; clearly communicates CN’s organizational mission, values, and principles; and, most importantly, serves as a ready reference guide for employees to support everyday decision making. The Code is applicable to directors, officers and employees of CN. It addresses many important matters, including conflict of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. No waiver has ever been granted to a director or executive officer in connection therewith. With a view to continually improving our practices and reflecting evolving legal requirements, the Code was again reviewed and updated, and distributed to all CN employees in 2012. The updated version of the Code is available on our website at www.cn.ca, under Delivering Responsibly/Governance and in print to any shareholder who requests copies by contacting our Corporate Secretary. The Code has also been filed with the Canadian and U.S. securities regulatory authorities.

THE ROLE, MANDATE AND RULES OF THE BOARD OF DIRECTORS AND OF ITS COMMITTEES ARE SET FORTH IN OUR CORPORATE GOVERNANCE MANUAL, WHICH IS AVAILABLE ON OUR WEBSITE.

The Board, through its Corporate Governance and Nominating Committee, reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Each year, Management reports to such committee on the implementation of the Code within the organization and on any material contravention of the Code by employees of the Company.

The Board requests that every director disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board will request that such director not participate or vote in any such discussion or decision.

(1)	Form 58-101F1 of the Disclosure Instrument (“Form 58-101F1”), section 2; Governance Policy, section 3.4.
(2)	Form 58-101F1, section 5; Governance Policy, sections 3.8 and 3.9.

CN MANAGEMENT INFORMATION CIRCULAR 2014	21

The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule “A” to this Information Circular states that the Board has the responsibility for overseeing Management in the competent and ethical operation of the Company. As part of the Company’s Code of Business Conduct, employees are also required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company and be fair and impartial in all dealings with customers, suppliers and partners. A key person in the implementation of the Company’s Code of Business Conduct is CN’s Ombudsman, who presents reports to the Corporate Governance and Nominating Committee. The office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company.

THE BOARD OF DIRECTORS HAS ADOPTED PROCEDURES ALLOWING INTERESTED PARTIES TO COMMUNICATE DIRECTLY WITH THE CHAIRMAN.

The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chairman, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/Governance. The Code of Business Conduct provides that concerns of employees regarding any potential or real wrong-doing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hot Line.

Independence of Directors (1)

To better align the interests of the Board of Directors with those of our shareholders, all of the nominees for election to the Board of Directors, except our President and Chief Executive Officer, are independent. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the Canadian securities regulatory authorities, the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance.

As shown in the following table, 12 of the 13 nominees for election to the Board of Directors are independent:

INDEPENDENCE STATUS
REASON FOR
		NOT	NON-INDEPENDENCE
NAME	INDEPENDENT	INDEPENDENT	STATUS
A. Charles Baillie	✓
Donald J. Carty	✓
Ambassador Gordon D. Giffin	✓
Edith E. Holiday	✓
V. Maureen Kempston Darkes	✓
The Hon. Denis Losier	✓
The Hon. Edward C. Lumley	✓
Kevin G. Lynch	✓
Claude Mongeau			President and Chief
		✓	Executive Officer
of the Company
James E. O’Connor	✓
Robert Pace	✓
Robert L. Phillips	✓
Laura Stein	✓

Independent Chairman of the Board (2)

The Company’s Board has been led by a non-executive Chairman since it became public in 1995 and we believe that the separation of the positions of President and Chief Executive Officer and Chairman contributes to allowing the Board to function independently of Management. Hence, our Corporate Governance Manual provides that the Board Chair must be an independent director who is designated by the Board. Mr. David G.A. McLean is the independent Board Chair. The Corporate Governance Manual describes the responsibilities of the Chairman. The key role of the Board Chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of Management, (ii) carries out its responsibilities effectively and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of Management. Mr. McLean is not seeking re-election as director at the Meeting, after serving on the Board since August 31, 1994.

12 OF THE 13 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS ARE INDEPENDENT.

(1)	Form 58-101F1, sections 1(a), (b) and (c); Governance Policy, section 3.1.
(2)	Form 58-101F1, section 1(f); Governance Policy, section 3.2

CN MANAGEMENT INFORMATION CIRCULAR 2014	22

Position Descriptions (1)

Our Corporate Governance Manual includes position descriptions for the Board Chair and the Committee Chairs, as well as a pos-ition description for the President and Chief Executive Officer of the Company.

Election of Directors

The Board of Directors has adopted a policy which is part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will be expected to offer to tender his or her resignation to the Chairman promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

THE BOARD OF DIRECTORS HAS ADOPTED A MAJORITY VOTING POLICY.

Committees of the Board (2)

Given our size, the nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the Board of Directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual. The Board of Directors also established the Investment Committee of CN’s Pension Trust Funds and the Donations and Sponsorships Committee, which are mixed committees composed of members of the Board of Directors as well as officers of the Company. All committees report to the Board of Directors and, subject to certain limited exceptions, there are no standing delegations of the Board of Directors’ decision-making authority to committees.

SCHEDULE “B” TO THIS INFORMATION CIRCULAR PROVIDES REPORTS ON THE ACTIVITIES OF EACH BOARD COMMITTEE.

The following is a brief summary of the mandate of each committee of the Board of Directors.

Audit Committee

The Audit Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. The mandate of the Audit Committee is further described in the section entitled “Statement of Corporate Governance Practices — Audit Committee Disclosure” at page 31 of this Information Circular and in the charter of such committee which is included in our Corporate Governance Manual.

Finance Committee

The Finance Committee has the responsibility of overseeing the Company’s financial policies, reviewing financings and authorizing, approving and recommending certain financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, may authorize the borrowing of money, the issuing of debt securities or the engaging in other forms of financing, or makes recommendations to the Board thereon. The responsibilities, powers and operation of the Finance Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members.(3)

(1)	Form 58-101F1, sections 3(a) and (b); Governance Policy, section 3.5.
(2)	Form 58-101F1, section 8.
(3)	Governance Policy, section 3.13.

CN MANAGEMENT INFORMATION CIRCULAR 2014	23

This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.(1)

The charter of the Corporate Governance and Nominating Committee provides that such committee must be composed solely of independent directors. As at February 28, 2014, all members of the Corporate Governance and Nominating Committee are independent.(2)

Human Resources and Compensation Committee

The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation — Human Resources and Compensation Committee” at page 37 of this Information Circular and in the charter of such committee which is included in our Corporate Governance Manual. The Human Resources and Compensation Committee must be composed solely of independent directors. As at February 28, 2014, all members of the Human Resources and Compensation Committee are independent.(3)

The Board has adopted a policy, which is included in our Corporate Governance Manual, that no more than one in three members of the Human Resources and Compensation Committee shall be a sitting CEO of another company, at least one member shall be experienced in executive compensation, and the President and CEO of the Company shall be excluded from the Committee member selection process.

Reference is also made to the subsection entitled “Statement of Executive Compensation — Human Resources and Compensation Committee — Executive Compensation Consultants” at page 39 of this Information Circular for disclosure in respect of executive compensation consultants.(4)

Environment, Safety and Security Committee

The Environment, Safety and Security Committee has the responsibility, amongst other things, of overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The responsibilities, powers and operation of the Environment, Safety and Security Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Strategic Planning Committee

The Strategic Planning Committee, which is composed of all of the Company’s Board Members, focuses on financial and strategic issues, including the review of the key assumptions, as well as the economic, business, regulatory and competitive conditions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors. The responsibilities, powers and operation of the Strategic Planning Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Investment Committee of CN’s Pension Trust Funds

The Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the CN Investment Division, reviewing and approving the CN Investment Incentive Plan and award payouts thereunder, advising the CN Investment Division on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds. The responsibilities, powers and operation of the Investment Committee of CN’s Pension Trust Funds are further described in the charter of such committee which is included in our Corporate Governance Manual.

Donations and Sponsorships Committee

The Donations and Sponsorships Committee, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of developing a donations and sponsorships strategy and for reviewing and approving donation and sponsor-ship requests. The responsibilities, powers and operation of the Donations and Sponsorships Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

(1)	Form 58-101F1, section 6(c); Governance Policy, section 3.11.
(2)
Form 58-101F1, section 6(b); Governance Policy, section 3.10. The NYSE Standards state that a board should appoint a nominating committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Corporate Governance and Nominating Committee pursuant to which such committee must be composed solely of independent directors.

(3)
Form 58-101F1, sections 7(a), (b) and (c) and Governance Policy, sections 3.15, 3.16 and 3.17 (regarding officers). The NYSE Standards state that the CEO’s compensation should be determined by the corporation’s compensation committee or by all independent directors of the corporation. Our Corporate Governance Manual provides that the CEO’s compensation is determined by the Company’s independent directors only. The NYSE Standards state that a board should appoint a compensation committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed solely of independent directors.

(4)	Form 58-101F1, section 7(d)

CN MANAGEMENT INFORMATION CIRCULAR 2014	24

Board and Committee Meetings

Process

The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During this process, the Corporate Secretary, in collaboration with the Board and Committee Chairs and the appropriate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing Management to plan ahead. If, during the course of the year, events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all board and committee meetings held during the course of 2013 are set out in the section entitled “Nominees for Election to the Board — Board and Committee Attendance” of this Information Circular.(1)

BOARD AND COMMITTEE WORKING PLANS ARE ESTABLISHED FOR THE YEAR.

Communication regularly takes place between the Board Chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities.

In Camera Meetings

The independent Board members meet before or after every regular in-person meeting of the Board of Directors in in camera sessions, without the presence of Management and under the chairmanship of the Board Chair. During the financial year ended December 31, 2013, there were 12 in camera sessions that were attended exclusively by non-executive directors.(2)

IN CAMERA SESSIONS ARE HELD BY INDEPENDENT BOARD MEMBERS AT EVERY REGULAR IN-PERSON MEETING OF THE BOARD OF DIRECTORS.

Director Selection (3)

Review of Credentials

In consultation with the Board Chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. Board and board committee members are expected to attend all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. The Corporate Governance and Nominating Committee monitors and is constantly on the lookout for new candidates for nomination to the Board of Directors and is mindful of the mandatory retirement dates of current directors.

ANY DIRECTOR WHO HAS ATTENDED LESS THAN 75% OF BOARD OR COMMITTEE MEETINGS FOR MORE THAN TWO YEARS WITHOUT A VALID REASON WILL NOT BE RENOMINATED.

Competency Matrix

The Corporate Governance and Nominating Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors. In 2012 and 2013, the Corporate Governance and Nominating Committee and the Board Chair focused on board renewal and succession in light of upcoming director retirements, with a view to expanding and completing the Board’s overall expertise in certain areas. The Board Chair and the Corporate Governance and Nominating Committee have engaged in an in-depth succession planning process. Board renewal and succession was a standing item at every meeting of the Corporate Governance and Nominating Committee. In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual. As part of the process, the Board Chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process. The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also takes into consideration the representativity, both in terms of experience and geographical location, of each candidate to the Board, as well as his or her independence, qualifications, financial acumen, business judgment and board dynamics. This competency matrix is reviewed regularly by the Board Chair with Board members, and is updated as may be required.

In 2013, the Corporate Governance and Nominating Committee examined its competency matrix in light of upcoming director retirements, with a view to expanding the Board’s overall experience and expertise and filling any gaps so that the longer term needs of the board are met. The Committee developed a set of criteria for Board membership that focused particularly on diversity, including diversity of gender, background and skills for the Board.

(1)	Form 58-101F1, section 1(g).
(2)	Form 58-101F1, section 1(e); Governance Policy, section 3.3.
(3)	Form 58-101F1, section 6(a); Governance Policy, sections 3.12, 3.13 and 3.14.

CN MANAGEMENT INFORMATION CIRCULAR 2014	25

In the process of searching for qualified persons to serve on the Board, the Corporate Governance and Nominating Committee strived for the inclusion of diverse groups, knowledge, and viewpoints. To accomplish this, the Corporate Governance and Nominating Committee also retained an executive search firm to help meet the Board’s diversity objective.

This sustained and rigorous process in which CN attracts and recruits new members to its board ultimately brings new perspectives and energy to the Board.

The following table identifies some of the current skills and other factors considered as part of the competency matrix developed by the Board Chair and the Corporate Governance and Nominating Committee, along with identification of each nominee for election to the Board of Directors possessing each skill:

KNOWLEDGE
OF TRANSPORT
	SALES/					HUMAN	ENGINEERING/	INDUSTRY/	PUBLIC
	MARKETING	FINANCE	ACCOUNTING	LEGAL	STRATEGY	RESOURCES	ENVIRONMENT	SAFETY	POLICY
A. Charles Baillie	✓	✓	✓		✓	✓		✓	✓
Donald J. Carty	✓	✓	✓		✓	✓	✓	✓	✓
Ambassador Gordon D. Giffin	✓	✓	✓	✓	✓	✓		✓	✓
Edith E. Holiday	✓	✓		✓	✓	✓		✓	✓
V. Maureen Kempston Darkes	✓	✓	✓	✓	✓	✓	✓	✓	✓
The Hon. Denis Losier	✓	✓	✓		✓	✓		✓	✓
The Hon. Edward C. Lumley	✓	✓	✓		✓	✓		✓	✓
Kevin G. Lynch	✓	✓			✓	✓			✓
Claude Mongeau	✓	✓	✓		✓	✓	✓	✓	✓
James E. O’Connor	✓	✓	✓		✓	✓	✓	✓	✓
Robert Pace	✓	✓	✓	✓	✓	✓	✓	✓	✓
Robert L. Phillips	✓	✓		✓	✓	✓	✓	✓	✓
Laura Stein	✓	✓		✓	✓	✓	✓	✓	✓

The Board has developed an evergreen list which is updated on a regular basis. Prior to nominating a new director for election or appointment, the Board Chair and the Chief Executive Officer meet with the candidate to discuss his or her interest and willingness to serve on CN’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors.

Board Diversity

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Further, director and nominee diversity helps to ensure that a wide-variety of different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced and comprehensive. The Board believes that diversity is an important attribute of a well-functioning board. In selecting qualified candidates to serve as directors of the Company, a wide-range of matters of diversity are considered, including race, gender, ethnicity, culture, and geography and measures ensuring that the Board, as a whole, reflects a range of viewpoints, backgrounds, skills, experience and expertise.

The Corporate Governance and Nominating Committee has developed a set of criteria for Board membership that strives to attain a diversity of background and skills for the Board. The Corporate Governance and Nominating Committee has also created a search protocol that seeks qualified Board candidates from, among other areas, the traditional corporate environment, government, academia, private enterprise, non-profit organizations, and professions such as accounting, human resources, and legal services.

In the process of searching for qualified persons to serve on the Board, the Corporate Governance and Nominating Committee strives for the inclusion of diverse groups, knowledge, and viewpoints. To accomplish this, the Corporate Governance and Nominating Committee may retain an executive search firm to help meet the Board’s diversity objective. In connection with its efforts to create and maintain a diverse Board, the Corporate Governance and Nominating Committee has:

•
developed recruitment protocols that seek to include diverse candidates in any director search. These protocols take into account that qualified candidates may be found in a broad array of organizations, including academic institutions, privately held businesses, nonprofit organizations, and trade associations, in addition to the traditional candidate pool of corporate directors and officers;

CN MANAGEMENT INFORMATION CIRCULAR 2014	26

•	strived to use, to their fullest potential, the current network of organizations and trade groups that may help identify diverse candidates; and

•	periodically reviewed director recruitment and selection protocols so that diversity remains a component of any director search.

The Corporate Governance and Nominating Committee has reviewed the selection process and ensured that women and minorities were included in the slate of candidates.

Common Directorships

With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee.

NO BOARD MEMBERS SIT TOGETHER ON THE BOARD OF ANOTHER PUBLIC COMPANY.

As of February 28, 2014, no members of our Board of Directors served together on the boards of other public companies.

Number of Directorships

CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines when considering candidates to become directors of CN:

•
for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed;

•
for candidates that have a full-time employment with non-public corporations or other entities and for full-time employees of public corporations (other than chief executive officers or senior executives of such public corporations), the Board will prefer individuals who hold no more than four (4) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed; and

•	for other candidates, the Board will prefer individuals who hold no more than five (5) public corporation directorships (excluding CN’s Board).

Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board Chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term.

The biographies on pages 7 to 14 of this Information Circular identify the other reporting issuers of which each nominee is a director.(1)

Evergreen List

In order to assist the Corporate Governance and Nominating Committee and the Board Chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board Chair, a list of potential Board candidates, which it updates from time to time.

AN EVERGREEN LIST OF POTENTIAL BOARD CANDIDATES IS MAINTAINED AND UPDATED FROM TIME TO TIME.

Retirement from the Board

The Board has adopted a policy on the mandatory retirement age for directors whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-fifth birthday. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. The Board of Directors has not deemed it appropriate or necessary to limit the number of terms a director may serve on the Board, except as set out below.

Board Tenure and Term Limits

The Board has also adopted a new policy, which is part of CN’s Corporate Gover-nance Manual, to the effect that the Board Chair and the Committee Chair tenure would be subject to term limits. The Board of Directors is of the view that CN’s policy on Chair term limits, together with its policy on mandatory retirement age, establishes a mechanism that ensures Board Chair and Committee Chair renewal, provides a fresh perspective in the boardroom and improves the Board’s ability to plan its composition over a longer period of time.

OUR POLICY ON TERM LIMITS, TOGETHER WITH OUR POLICY ON MANDATORY RETIREMENT AGE, ENSURES A FRESH PERSPECTIVE IN THE BOARDROOM.

•	Effective as of April 23, 2014, but without regard to past service, CN’s Board Chair will serve for a term of five (5) years,

(1)	Form 58-101F1, section 6(a); Governance Policy, sections 3.12, 3.13 and 3.14

CN MANAGEMENT INFORMATION CIRCULAR 2014	27

renewable for one further three (3) year term, subject to the discretion of the Board of Directors to further extend the term, if deemed appropriate. At the end of the term(s) as Board Chair, the departing Board Chair would not stand for election as a Director of CN at the next annual shareholders’ meeting. The above term(s) for the Board Chair would remain subject to the mandatory retirement age limit of 75 years of age.

•
Effective as of April 23, 2014, but without regard to past service, Committee Chairs will serve for a term of three (3) years, renewable for one further two (2) year term, subject to the discretion of the Board of Directors to further extend the term, if deemed appropriate.

In each of the above instances, the election or appointment of the CN Board Chair or Committee Chairs, respectively, remains subject to annual review and election/appointment.

The Board retains its discretion to extend the above term limits, which will preserve its ability to deal with special circumstances warranting the extension of the mandate.

The following chart shows the tenure of the Company’s Board as of April 23, 2014:

Please refer to the biographies on pages 7 to 14 for details regarding length of Board tenure of each nominee for election as directors.

Director Emeritus

The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Purdy Crawford, Raymond Cyr, James K. Gray and Cedric Ritchie.

Directors Emeritus are invited to attend the annual meeting of shareholders and certain Company or Board events taking place in their geographic area of residence and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events.

Board Performance Assessment (1)

Process

The Board of Directors has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, the effectiveness of its committees, the Board Chair, the Committee Chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board Chair and is comprised of the following steps:

THE BOARD HAS IMPLEMENTED A COMPREHENSIVE ASSESSMENT PROCESS.

•
The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board Chair, taking into account current issues, the findings of previous years and input from the Board of Directors:

•	Board and committee performance evaluation questionnaires, including a self-assessment by individual directors;

•	a Board Chair evaluation questionnaire; and

•	Committee Chair evaluation questionnaires.

•
Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board Chair, except for the responses to the evaluation questionnaire relating to the Board Chair, which is forwarded directly to each of the Chairs of the Audit Committee and the Human Resources and Compensation Committee.

•
Following receipt of the completed questionnaires, the Board Chair contacts every director and conducts open and confidential one-on-one meetings. The purpose of these meetings is to discuss the answers received from and in respect of each director, to take into account of any comments which the director may have and to review the self-evaluation of each director. One of the Audit Committee or Human Resources and Compensation Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair evaluation questionnaire.

•
Reports are then made by the Board Chair and the Audit Committee and Human Resources and Compensation Committee Chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and Committee Chairs, and separately to individual directors in respect of their personal performance.

•
The Board Chair and Committee Chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees.

(1)	Form 58-101F1, section 9; Governance Policy, section 3.18.

CN MANAGEMENT INFORMATION CIRCULAR 2014	28

Independent Advisor

In addition to the above-mentioned process, the Board may, from time to time, hire an independent advisor to assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and Committee Chairs and individual directors.

Peer Assessment

The Board Chair leads on an annual basis a peer review process through one-on-one meetings with each individual director. The Corporate Governance and Nominating Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor. In 2007, the Corporate Governance and Nominating Committee and the Board carried out an individual director peer assessment with the assistance of an independent advisor. The process involved peer assessment questionnaires which were completed by each director and forwarded directly and confidentially to the advisor. Responses were then consolidated in an individual director report and distributed by the advisor directly to each director, as well as to the Board Chair, and a report was made by the Board Chair to the Board of Directors. In 2013, no such assessment was deemed necessary in light of the annual peer review process led by the Board Chair.

The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance.

Board Compensation

The Corporate Governance and Nominating Committee annually reviews with the Board Chair and makes recommendations to the Board on the adequacy and form of compensation for non-executive directors, taking reasonable steps to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence. See the section entitled “Nominees for Election to the Board — Board of Directors Compensation” of this Information Circular for additional information on compensation received by directors in 2013.(1)

Director Orientation and Continuing Education (2)

Orientation

Our orientation program includes presentations by the Company’s officers on CN’s organizational structure and the nature and operation of its business, a review with the Board Chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required. New directors are provided with the following: a Directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations and CN’s key corporate governance and public disclosure documents, including CN’s Corporate Governance Manual and board and committee charters; information regarding the review process for the Board, its committees and their chairs, and individual directors; CN’s important policies and procedures, including CN’s Code of Business Conduct; and organizational charts and other business orientation materials, including CN’s Fact Book, sustainability and safety brochures, financial statements and regulatory information.

Continuing Education

The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings.

(1)	Form 58-101F1, section 7(a) and Governance Policy, section 3.17(b) (regarding directors).
(2)	Form 58-101F1, sections 4(a) and (b); Governance Policy, sections 3.6 and 3.7.

CN MANAGEMENT INFORMATION CIRCULAR 2014	29

In 2013, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including corporate governance, executive compensation, executive succession planning, key accounting considerations, financial strategy, risk management and disclosure, and Canadian and U.S. securities law developments. The Board regularly received updates and reports by CN’s internal counsel on regulatory matters of importance and emerging issues of significance, such as safety and risk mitigation, to CN and the railway industry.

Directors also interacted with executive and senior management at every board meeting and received regular and extensive presentations on matters of strategic importance to the Company’s business, including presentations on its customer engagement initiatives, safety, stakeholder and community outreach initiatives, business growth strategy, operating plans, supply chain strategy, car management, its sustainability initiatives and regulatory matters relevant to the business of the Company.

Moreover, the directors have, from time to time, been provided with first-hand opportunities to visit certain sites where CN is making significant investments, such as the intermodal terminals in Prince George and at the Port of Prince Rupert. They have also visited certain CN main yards, as well as our Information Technology command center, Kirk Yard and the EJ&E properties in the United States. During such events, the Board had the opportunity to interact with CN officers to gain a full appreciation of such strategic projects and to learn more about CN’s overall operations. Directors also attend community dinners and other company events throughout the year.

DIRECTORS INTERACT WITH MANAGEMENT AND RECEIVE REGULAR PRESENTATIONS ON MATTERS OF STRATEGIC IMPORTANCE.

The table below lists seminars and courses by external providers, as well as dedicated internal sessions and presentations on key CN subject matters, that the directors of the Company attended in 2013 and early 2014.

SUBJECT MATTER/TOPIC PRESENTED		PRESENTED/HOSTED BY	ATTENDED BY
SAFETY		CN Corporate Services	All directors
•	Structured Safety Engagement Plan	CN Operations
CUSTOMER RELATIONS		CN Marketing	All directors
•	CustomerFIRST Initiatives	CN Operations	Strategic Planning Committee Members
•	Supply Chain Monitoring Tools
•	Customer Survey
•	Balancing Operational and Service Excellence
MARKETING		CN Marketing	All directors
•	Grain Business	CN Network Strategies	Strategic Planning Committee Members
•	Export Supply Chain
•	Energy Sector
FINANCE		Citibank,	Finance Committee Members
•	Framework for Shareholder Distributions	External Auditors KPMG	Audit Committee Members
•	KPMG Training Session	CN Accounting
SUSTAINABILITY		Downstream Consulting at IHS/Purvin & Gertz	All directors
•	Environmental Stewardship	CN Corporate Services
•	Workforce Renewal and Training Excellence	CN Operations
CN Human Resources
TECHNOLOGY		CN Information Technology	All directors
•	Business Intelligence	CN Operations
•	Enhanced Risk Mitigation Through Process
and Technology

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Audit Committee Disclosure

National Instrument 52-110 — Audit Committees (“NI 52-110”) of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer you to Schedule “A” of our Annual Information Form available on SEDAR at www.sedar.com and on our website at www.cn.ca, under Delivering Responsibly/Governance/Board Committees with regards to the charter of our Audit Committee.(1)

Composition of the Audit Committee

The Audit Committee is composed of seven independent directors, namely, The Hon. Denis Losier, Chair of the Committee, Hugh J. Bolton, Donald J. Carty, Ambassador Gordon D. Giffin, V. Maureen Kempston Darkes, James E. O’Connor, and Robert Pace. Mr. Bolton will not seek re-election as director at the Meeting, after serving on the Board since 2003. The Chair of the Human Resources and Compensation Committee, Mr. Giffin, is necessarily a member of the Audit Committee, as provided for in the Corporate Governance Manual. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.(2)

MANDATE OF THE AUDIT COMMITTEE

As further described below, the Audit Committee’s responsibilities can be divided into four categories:

•	overseeing financial reporting;

•	monitoring risk management and internal controls;

•	monitoring internal auditors; and

•	monitoring external auditors.

OVERSEEING FINANCIAL REPORTING

The mandate of the Audit Committee provides that the committee is responsible for reviewing, with Management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including the Company’s MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.(3)

The Audit Committee is also responsible for reviewing the financial information contained in the annual information form and other reports or documents, financial or otherwise, requiring Board approval.

Furthermore, the Audit Committee is in charge of reviewing the results of the external audit, any significant problems encountered in performing the audit, and Management’s response and/or action plan related to any issue identified by the external auditors and any significant recommendations relating thereto.

MONITORING RISK MANAGEMENT AND INTERNAL CONTROLS

The Audit Committee is responsible for receiving periodically Management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control. The mandate of the Audit Committee also provides that the committee must review CN’s risk assessment and risk management policies.

The Audit Committee is also responsible for assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements.

Additionally, the mandate of the Audit Committee provides that the committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while insuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca, under Delivering Responsibly/Governance for more details on these procedures.(4)

MONITORING INTERNAL AUDITORS

The Audit Committee is responsible for ensuring that the Chief Internal Auditor reports directly to the Audit Committee, and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members. It further annually reviews the internal audit plan and ensures that the internal auditors are accountable to the Audit Committee.

(1)	NI 52-110, section 2.3, subsection 1.
(2)
NI 52-110, section 3.1, subsections 1, 2 and 3. The NYSE Standards and the applicable rules of the SEC require that in order to be considered independent, a member of the Audit Committee should not, other than in his or her capacity as a director or member of a board committee and in other limited circumstances, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any subsidiary of the Company nor be an affiliated person of the Company or any subsidiary of the Company. All members of the Audit Committee are independent pursuant to such definition.

(3)	NI 52-110, section 2.3, subsections 5 and 6.
(4)	NI 52-110, section 2.3, subsection 7.

CN MANAGEMENT INFORMATION CIRCULAR 2014	31

MONITORING EXTERNAL AUDITORS

The mandate of the Audit Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence.(1)

The Audit Committee is also in charge of approving and overseeing the disclosure of all audit, review and attestation services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors.(2)

The Audit Committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including disagreements, if any, with Management and the resolution thereof).(3)

The Audit Committee also reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence.

The mandate of the Audit Committee also provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors.(4)

Furthermore, the mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant to its charter, the Audit Committee also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without Management, twice a year, and more frequently as required.(5)

The Audit Committee met five (5) times in 2013 and held in camera sessions at each meeting. The report of the Audit Committee, set forth in Schedule “B” to this Information Circular, outlines the major subject areas reviewed by the committee during the year, in compliance with its mandate.

Audit Committee Report Regarding Internal Control Over Financial Reporting

The Audit Committee received periodically Management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2013 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal controls over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. Generally Accepted Accounting Principles.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the PCAOB Auditing Standards No. 16 (Communication With Audit Committees) and Chartered Professional Accountants of Canada (“CPA”) Handbook – Assurance Section 260 (Communications With Those Charged With Governance) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act.

KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB. The Audit Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company was remitted to the Audit Committee and it includes a written confirmation that KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent public accountants with respect to the Company within the meaning of all relevant U.S. professional and regulatory standards, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3520 of the PCAOB.

Based on this review and these discussions, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2013 filed with the SEC.

(1)	NI 52-110, section 2.3, subsection 2.
(2)	NI 52-110, section 2.3, subsection 4.
(3)	NI 52-110, section 2.3, subsection 3.
(4)	NI 52-110, section 2.3, subsection 8.
(5)	NI 52-110, section 4.1.

CN MANAGEMENT INFORMATION CIRCULAR 2014	32

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit Committee, all members of the Audit Committee are financially literate, as such terms are defined under Canadian securities laws and regulations (1) and the NYSE Standards, and several members of the committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each committee member.

In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.

ALL MEMBERS OF THE AUDIT COMMITTEE ARE FINANCIALLY LITERATE AND SEVERAL MEMBERS ARE AUDIT COMMITTEE FINANCIAL EXPERTS.

The following is a description of the education and experience of each member of the Audit Committee as of the date of this Information Circular that is relevant to the performance of his/her responsibilities as a member of the committee:

Mr. Bolton is the chairman of the board of directors of EPCOR Utilities Inc. and former chair of Matrikon Inc. Mr. Bolton is a director and member of the audit committees of TD Bank Financial Group, Teck Resources Limited and WestJet Airlines Ltd. and a director of Capital Power Corporation. From 1992 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a Chartered Accountant and a fellow of the Alberta Institute of Chartered Accountants. Mr. Bolton holds a B.A. in economics from the University of Alberta. Mr. Bolton is a member of four audit committees of public companies including CN. The Board has determined that such service in no way impaired Mr. Bolton’s ability to effectively serve on the Audit Committee of the Company. Mr. Bolton is not standing for re-election at the Meeting.

Mr. Carty is the retired Vice-Chairman and Chief Financial Officer of Dell, Inc., a position he assumed from January 2007 until June 2008. Before joining Dell, Mr. Carty retired in June 2003 as Chairman and CEO of AMR Corporation and American Airlines. He had previously served as President, Executive Vice-President – Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 to 1987. Mr. Carty is chairman of Virgin America Airlines Inc., Porter Airlines Inc. and Research Now Group, Inc. and is serving as a director and member of the audit committee of Talisman Energy Inc. Mr. Carty holds a Master of Business Administration from the Harvard Business School.

Ambassador Giffin is a Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United States Ambassador to Canada from 1997 to 2001. Mr. Giffin is a member of the board of trustees of the Jimmy Carter Presidential Center and the board of directors of the Canada-US Fulbright Program. Mr. Giffin serves on the Board of Counsellors of McLarty Global. Mr. Giffin is also chair of the board of TransAlta Corporation and a director of the Canadian Imperial Bank of Commerce. He is a director and a member of the audit committee of Canadian Natural Resources Limited and a director of Element Financial Corporation and Just Energy Group Inc. Mr. Giffin holds a B.A. from Duke University and a J.D. from Emory University School of Law in Atlanta, Georgia.

Ms. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009 she ended a 35-year career at GM during which she attained the highest operating post ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Ms. Kempston Darkes is also a director of Enbridge Inc., a director and chair of the audit committee of Irving Oil Co. Ltd, a director and chair of the risk management committee of Brookfield Asset Management Inc., and a director and chair of the business practices committee of Balfour Beatty Plc. Ms. Kempston Darkes holds a Bachelor of Arts in history and political science from Victoria University at the University of Toronto and a Bachelor of Law degree from the University of Toronto Faculty of Law.

(1)	NI 52-110, section 3.1, subsection 4.

CN MANAGEMENT INFORMATION CIRCULAR 2014	33

Mr. Losier, Chairman of the Audit Committee, is the retired President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism. He is the chair of Invest N.B. and a director and member of the audit committee of Plazacorp Retail Properties Ltd., and he is also a director of Enbridge Gas New Brunswick Limited Partnership. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

Mr. O’Connor is the retired chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O’Connor was chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc. He was named to the list of America’s Best CEOs each year between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is a director of Clean Energy Fuels Corp. and holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University.

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the board of directors of Maritime Broadcasting Systems Inc., High Liner Foods Incorporated and Hydro One Inc. Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 25 years of business experience.

Auditors Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2013 and 2012, the fees for audit, audit-related, tax and all other services provided to the Company by KPMG LLP were the following:

FEES	2013	2012
(IN THOUSANDS)	(C$)	(C$)
Audit	2,608	2,574
Audit-Related	1,249	1,033
Tax	834	904
All Other	131	–
TOTAL FEES	4,822	4,511

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the independent auditor. The Audit Committee pre-approved all the services performed by our independent auditors for audit-related and non-audit related services for the years ended December 31, 2013 and 2012.

The nature of the services under each category is described below.

AUDIT FEES

Consist of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries, and the audit relating to the Company’s internal control over financial reporting.

AUDIT-RELATED FEES

Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

TAX FEES

Consist of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

ALL OTHER FEES

Consist primarily of fees incurred for services related to Information Technology.

NON-AUDIT SERVICES

The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.(1)

THE EXTERNAL AUDITORS ARE PROHIBITED FROM PROVIDING CERTAIN NON-AUDIT SERVICES.

(1)	NI 52-110, section 3.1, subsection 4.

CN MANAGEMENT INFORMATION CIRCULAR 2014	34

STATEMENT OF EXECUTIVE COMPENSATION

Dear Shareholder,

CN has once again delivered solid financial results in 2013. The Company continued to advance its agenda of supply-chain collaboration with its sights set on becoming a true supply-chain enabler. The Company sees value for its customers and ultimately its shareholders in approaching its business from an end-to-end perspective, with a clear view of the steps in between. This approach constitutes a new paradigm that we believe drives improved supply-chain efficiencies; breaks down silos and encourages meaningful communication and problem-solving; and helps position CN customers to achieve greater competitiveness within their own markets while simultaneously supporting CN’s growth and success.

CN is committed to maintaining its industry leading position by balancing operational and service excellence, delivering superior growth at low incremental cost, building a solid team of railroaders and actively engaging stakeholders. CN’s long-term success is dependent on the Company’s efforts to strive for continuous improvements in the safety of its operations. The long-term improvement in CN’s safety record is being driven by major investments in infrastructure, rigorous track and train inspection, as well as a solid focus on employee training and safety awareness.

The Company also recognizes that long-term success is connected to a sustainable future. CN is an engaged corporate citizen, committed to the safety of our employees, the public and the environment, creating value for customers as they compete in global markets. CN is dedicated to building stronger communities and providing a great place to work. As members of the Human Resources and Compensation Committee (the “Committee”), we are proud to present you with the 2013 Statement of Executive Compensation.

2013 Financial Performance and Executive Compensation

The objective of CN’s executive compensation package is to attract, engage and retain top talent by providing market competitive compensation that is aligned with our business strategy and shareholder interests. In aggregate, approximately 80% of Named Executive Officers’ (“NEOs”) target total direct compensation was directly linked to the Company’s performance. The variable compensation components of the executive compensation package are designed to provide executives with realized pay that exceeds targets when superior financial results are delivered.

In 2013, CN produced commendable financial results with record revenue generation and continued to lead the industry with an operating ratio of 63.4%. CN’s share price appreciated by 34.1% in Canada, thus increasing the market capitalization of the Company by C$11.6B. Over the past three years, CN’s share price has increased by 82.5% in Canada, in comparison to a 1.3% increase of the S&P/TSX Composite Index. At the end of 2013, CN was ranked as the fifth largest Company listed on the TSX as determined by market capitalization.

Disciplined Approach to Compensation

CN’s executive compensation policy was realigned in 2010, the year in which Claude Mongeau became CEO of the Company, to position total direct compensation between the median and the 60th percentile of the executives’ respective comparator group rather than the 75th percentile, as was CN’s practice prior to 2010. Since 2010, changes in CN’s executive team have provided the opportunity to rapidly align compensation to the executive compensation policy. CN’s disciplined approach to compensation has resulted in an overall aggregate positioning of all executives’ total direct compensation at close to the median of their comparator group as reported by Towers Watson, Management’s external executive compensation consultant, in December 2013.

In October 2013, the Committee performed a comprehensive review of CN’s executive compensation program and concluded that the current program is well aligned with shareholder interests and supports the Company’s business strategy. As a result of the review, the Committee approved a change to bonus targets for CN’s four Executive Vice-Presidents from 70% to 80% of base salary effective January 1, 2014, to better align with the comparators for these positions. Concurrent to these changes, the base salaries of these Executive Vice-Presidents will not be adjusted in 2014, thus increasing the proportion of variable pay for these executives.

Also in October 2013, the Committee requested that Hugessen Consulting (“Hugessen”), the Committee’s independent executive compensation consultant, perform a Three-Year Lookback Pay-for-Performance Analysis covering the years 2010 to 2012 for CN and its Class 1 Railroad pay comparator group. Hugessen concluded that CN’s total realized compensation for its top five NEOs is well aligned with CN’s performance level, as measured by both cumulative shareholder value creation and cumulative Total Shareholder Return.

CN MANAGEMENT INFORMATION CIRCULAR 2014	35

Compensation Risk Mitigation

CN’s compensation program is designed to encourage appropriate behaviours and includes appropriate risk mitigation mechanisms. In 2013, following a review of the Company’s compensation program, policies and practices, Towers Watson once again concluded that “overall, there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. At its December 2013 meeting, the Committee reviewed the Towers Watson risk assessment report and strongly supports its conclusions. In its own assessment, the Committee has determined that proper risk mitigation features are in place within the Company’s compensation program.

Conclusion

CN is committed to transparency and clarity of information in its disclosure. We believe that CN’s executive compensation program, as detailed in the following pages, is well-aligned with shareholder interests, is competitive when compared to CN’s compensation comparator group, supports the Company’s business strategy, and helps mitigate risk. We encourage you to cast your advisory “Say on Pay” vote and we hope that the following information will assist you in making your decision. The new Chair of the Committee, Ambassador Gordon D. Giffin, will be available to answer compensation-related questions at the annual meeting of shareholders in Vancouver on April 23, 2014.

(Signed) Gordon D. Giffin
Gordon D. Giffin
COMMITTEE CHAIR
ON BEHALF OF THE MEMBERS OF
THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

CN MANAGEMENT INFORMATION CIRCULAR 2014	36

Human Resources and Compensation Committee

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of ten independent directors. Committee members at year-end in 2013 were Gordon D. Giffin, Chair of the Committee, Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Edith E. Holiday, V. Maureen Kempston Darkes, Denis Losier, Edward C. Lumley, David G.A. McLean and Robert Pace. Denis Losier (Audit Chair), Hugh J. Bolton, Gordon D. Giffin, V. Maureen Kempston Darkes and Robert Pace are also members of the Audit Committee. This overlap effectively provides a link between the two committees’ risk oversight responsibilities.

The following is a description of the education, skills and experience of each member of the Committee as at the date of this Information Circular that are relevant to the performance of his/her responsibilities as a member of the Committee, including skills and experience enabling the Committee to make decisions on the suitability of the Company’s compensation policies and practices:

•
Mr. Armellino is a retired Partner from The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. As such, he managed approximately 400 people and was responsible for the implementation of incentive programs. Prior to 1991, he held various positions at Goldman, Sachs & Co., including Partner in Charge of Research.
Mr. Armellino has strong leadership and succession planning experience. Mr. Armellino is not standing for re-election at the Meeting.

•
Mr. Baillie is the retired chair and Chief Executive Officer of The Toronto-Dominion Bank. As Chief Executive Officer, the head of the human resources department reported directly to his office. Mr. Baillie is chair of the human resources and compensation committee of TELUS Corporation and chair of the board of directors of Alberta Investment Management Corporation (AIMCo). He has also served on the human resources committees of various other public companies.

•
Mr. Bolton is the chairman of the board of directors of EPCOR Utilities Inc. and sits ex officio on its human resources and compensation committee. Mr. Bolton has extensive experience serving as a board member for different companies such as Matrikon Inc., Teck Resources Limited, WestJet Airlines Ltd., Capital Power Corporation and TD Bank Financial Group. From 1992 to 1997, Mr. Bolton was chairman and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). During that period, Mr. Bolton was responsible for the compensation and supervision of all Coopers & Lybrand Canada senior partners. Mr. Bolton is not standing for re-election at the Meeting.

•
Ms. Holiday has extensive experience serving as a board member for different companies such as Hess Corporation, RTI International Metals, Inc. and White Mountains Insurance Group, Ltd. and has served on the board of H.J. Heinz Company. As General Counsel at the United States Treasury Department and as Secretary of the Cabinet at The White House, Ms. Holiday was in charge of the supervision of approximately 2,200 lawyers.

•
Mr. Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United States Ambassador to Canada from August 1997 to April 2001 and had responsibility for personnel matters. Mr Giffin serves as chair of the board of TransAlta Corporation, as a member of the Management resources and Compensation Committee of the Canadian Imperial Bank of Commerce and as a member of the Governance and Compensation Committee of Element Financial Corporation.

•
Ms. Kempston Darkes was Group Vice-President of General Motors Corporation. She was responsible for supervising human resources and compensation activities. As President Latin America, Africa and Middle East of General Motors Corporation and as President of General Motors of Canada Limited, Mrs. Kempston Darkes supervised the senior head of human resources, who reported directly to her office. Ms. Kempston Darkes serves on various compensation and human resources committees, including at Balfour Beatty Plc., Brookfield Asset Management Inc., Irving Oil Co. Ltd. and Enbridge Inc.

•
Mr. Losier was the President and Chief Executive Officer, Assumption Life. As Chief Executive Officer, the Vice-President of Human Resources reported directly to Mr. Losier. Mr. Losier has worked with consultants to assess Assumption Life’s human resources practices and benefits and to measure the competitiveness of its executive compensation policies and practices. In addition, Mr. Losier gained human resources experience by actively participating and developing a leadership succession and development plan in anticipation of his retirement as Chief Executive Officer of Assumption Life. Mr. Losier has also been involved in succession planning for other publicly traded companies.

•
Mr. Lumley was a Member of Parliament from 1974 to 1984, during which time he held various cabinet portfolios in the Government of Canada. As Minister of the Crown for six cabinet portfolios, he was responsible for many Crown corporations employing thousands of employees. Mr. Lumley has served on the human resources committee of nine public companies and chaired six of them over the years. As chairman of Noranda Manufacturing Group of Companies he was responsible for eight individual operating companies.

•	Mr. McLean is chair and former Chief Executive Officer of The McLean Group. As Chief Executive Officer, the human resources executive reported directly to him. Mr. McLean has

CN MANAGEMENT INFORMATION CIRCULAR 2014	37

acquired extensive experience dealing with human resources issues from his office as chair of The McLean Group and as member of the human resources and compensation committee for 18 years. For many years, Mr. McLean was also chair and director of Concord Pacific Group Inc., a real estate company, where he acquired experience with respect to human resources and executive compensation policies and practices. Mr. McLean is not standing for re-election at the meeting.

•
Mr. Pace is the President and Chief Executive Officer of The Pace Group and human resources officers within the Group report directly to him. Mr. Pace has more than 25 years of business experience. Mr. Pace is also a member of the human resources committee of High Liner Foods Incorporated and Hydro One Inc. In November 2011, Mr. Pace attended a Harvard Business School course on compensation entitled Compensation Committees: New Challenges, New Solutions, in order to update his existing knowledge related to executive compensation trends and changes to disclosure rules. Between 2005 and 2013, Mr. Pace has been Chair of CN’s Human Resources and Compensation Committee. Mr. Pace is the Vice-Chair of the Company and was Chair of the Committee from 2005 to 2013.

The following table summarizes the Committee members’ human resources and compensation-related experience:

	NUMBER OF COMMITTEE MEMBERS WITH VERY
AREA OF EXPERIENCE	STRONG OR STRONG EXPERIENCE
Membership on HR committees	8/9	89%
Organizational exposure to the HR
function	9/9	100%
Leadership and succession planning,
talent development	9/9	100%
Approval of employment contracts	7/9	78%
Development/oversight
of incentive programs	7/9	78%
Oversight of stress-testing of
incentive programs vs. business/
operating performance	8/9	89%
Pension plan administration/
oversight	7/9	78%
Interpretation and application of
regulatory requirements related to
compensation policies and practices	9/9	100%
Engagement with investors
and investor representatives on
compensation issues	6/9	67%
Oversight of financial analysis
related to compensation policies
and practices	9/9	100%
Exposure to market analysis related
to compensation policies and
practices	8/9	89%
Drafting or review of contracts and
other legal materials related to
compensation policies and practices	6/9	67%
Oversight of labour matters	7/9	78%

Mandate of the Human Resources and Compensation Committee

The Committee’s responsibilities include:

•	ensuring that appropriate mechanisms are in place regarding succession planning for the executive management positions, including that of the President and Chief Executive Officer;

•	reviewing executive management’s performance assessment;

•	reviewing leadership and talent management for the Company’s key positions;

•
overseeing the identification and management of risks associated with CN’s compensation policies and practices and reviewing disclosure on: (i) the role of the Committee in that respect; (ii) any practices that CN uses to identify and mitigate such risks and (iii) any identified risk arising from CN’s compensation policies and practices that is reasonably likely to have a material adverse effect on CN;

•	overseeing the selection of any benchmark group used in determining compensation or any element of compensation and reviewing disclosure on such group;

•
retaining outside advisors to assist it in the performance of its functions and responsibilities, including compensation consultants, independent legal counsel or other independent advisors and overseeing their work;

•	evaluate the independence of compensation consultants in accordance with applicable NYSE listing standards or other applicable laws, rules or regulations;

•	recommending to the Board of Directors executive management’s compensation; and

•
reviewing human resources practices by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality of personnel required to meet its business objectives.

The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca, under Delivering Responsibly/ Governance.

The Committee met five times in 2013 and held in camera sessions during each meeting. The report of the Committee, set forth in Schedule “B” to this Information Circular, outlines the major subject areas reviewed by the Committee during the year.

CN MANAGEMENT INFORMATION CIRCULAR 2014	38

Talent Management and Employee Engagement

In 2013, the Committee oversaw actions aimed at further refining the Company’s Talent Management strategies, in order to attract, onboard, connect with, and develop railroaders who have the right fit and skills for CN’s jobs.

To address recruitment challenges in the more competitive Western Canada job markets, career opportunities were promoted not only locally, but also throughout Eastern Canada as part of CN’s Go West campaign. In 2013, CN attracted over 50,000 candidates which facilitated the hiring of 2,617 new railroaders.

Through its Onboarding Program, CN continues to provide newly hired railroaders with a proper integration into the Company, by equipping them with tools and knowledge to work safely and efficiently and to feel connected to the business. The Company works to sustain meaningful connections with its people through the diverse range of programs it has in place. Employees’ involvement in these programs also helps drive CN’s strategic agenda, whether its CN Ambassadors helping recruit the next generation of railroaders, EcoChampions supporting the Company’s sustainability efforts, Wellness Champions promoting healthy life habits, or railroaders in the Community engaged in the communities where CN operates. The fact that approximately 80% of employees are CN shareholders is another testament to their engagement in the Company’s success.

These efforts to create and maintain a workplace that is fulfilling and engaging have been recognized externally as well, with CN being named one of Canada’s Top 100 Employers for 2014 and GI Jobs’ Top military-friendly employers in the US. This year also marked the launch of LEAD, a multi-year leadership program designed to foster and support a culture of engagement for performance across different levels of management. Classes bring together employees from many different functions and work locations, to encourage a collaborative mindset where best practices and experiences are shared among colleagues facing similar business realities.

As CN completed its annual Talent Review, 2013 was also a year of continued focus on the identification and development of key talent for short and longer term succession. Over 50 review sessions were conducted with business leaders across the Company, including presentations by EVPs to the CEO. Customized development plans were then built for railroaders identified as key talent. Functional talent reviews were subsequently presented to the Board, and the Committee is confident that solid leadership development and succession plans are in place. The Committee is also pleased with the significant training efforts to deliver the Railroader Certification Program to hundreds of Canadian managers, and for the first time to U.S. managers, to obtain (or maintain) their CN Conductor qualifications.

The Committee is satisfied that, under Mr. Mongeau’s continued leadership, the proper human resources strategies are in place to attract and retain talented and engaged employees to ensure the Company’s ongoing success.

Executive and Board Compensation Consultants

Management retains consulting firms to assist in determining compensation for its Officers. In 2013, Management retained the services of Towers Watson to provide market information, survey results and trends, as well as external opinions on various executive compensation matters. In 2013, Management was invoiced approximately C$207,500 by Towers Watson for these services.

The Committee also independently retains, from time to time, the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. Since October 2007, the Committee has retained the services of Hugessen Consulting for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions. In aggregate, the fees invoiced by Hugessen in 2013 totalled approximately C$131,700. The Committee has also reviewed Hugessen’s independence and evaluated their performance for 2013. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. Hugessen also meets the independence requirements of the NYSE Listing Standards and confirmed that on an annulized basis, the amount of fees received by the firm from CN represents less than 5% of the total fees of Hugessen.

Since 2007, the Board of Directors has adopted a policy to the effect that the Chair of the Committee shall pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for Management. During 2013, the only services performed by Hugessen were compensation-related services provided directly to the Committee.

			PERCENTAGE
			OF TOTAL FEES
	SERVICES	SERVICES	FOR SERVICES
	RENDERED	RENDERED	RENDERED
	IN 2012	IN 2013	IN 2013
TYPE OF FEE (BEFORE TAX)	(C$)	(C$)	(%)
Executive
Compensation-Related
Fees	63,500	131,700	100
All Other Fees	0	0	0

CN MANAGEMENT INFORMATION CIRCULAR 2014	39

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

NAMED EXECUTIVE OFFICERS

Effective February 19, 2013, the Board of Directors approved the appointment of Jim Vena, previously Senior Vice-President, Operations (Southern Region), to Executive Vice-President and Chief Operating Officer of CN, following Keith E. Creel’s resignation from the role effective February 4, 2013. The remainder of the team of NEOs remained unchanged: Claude Mongeau as President and Chief Executive Officer (“CEO”) of the Company, Luc Jobin as Executive Vice-President and Chief Financial Officer, Jean-Jacques Ruest as Executive Vice-President and Chief Marketing Officer and Sean Finn as Executive Vice-President Corporate Services and Chief Legal Officer.

COMPENSATION FRAMEWORK AND POLICY

The Company follows a comprehensive executive compensation program for NEOs which includes: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and v) executive perquisites. The first three elements define total direct compensation. The objective of CN’s compensation program is to attract, retain and engage top talent by ensuring that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards.

Decisions on how much to pay the NEOs and all other executives in terms of total direct compensation are based on the Company’s executive compensation policy. The policy aims to position total direct compensation between the median and the 60th percentile of the executives’ respective comparator groups. For the NEOs, the comparator group consists of select Class I Railroads (Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited). For all other executives, the comparator group has been adjusted in 2013 to better reflect CN’s increased revenue level and is comprised of a broad sample of U.S. organizations that participate in Towers Watson’s proprietary database, the “U.S. Industrial”. Data points for the latter comparator group are provided from organizations in the U.S. Industrial sample with revenues between US$6 billion and US$15 billion. CN generated revenues of C$10.575B in 2013. For executives in group or division level positions, a total sample of the U.S. Industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive. More information on the comparator groups can be found on page 43.

In October 2013, following a Three-Year Lookback Pay-for-Performance Analysis, Hugessen, the Committee’s independent executive compensation consultant, concluded that CN’s total realized compensation for its top five NEOs is well aligned with CN’s performance level, as measured by both cumulative shareholder value creation and cumulative Total Shareholder Return. In December 2013, as part of the annual compensation review process, Management requested that its external executive compensation advisor provide an assessment of how total direct compensation offered to all executives during the year compared against that of the respective comparator groups. Towers Watson reported that the overall aggregate positioning of all executives’ total direct compensation was close to the median of the comparator group.

DECISION PROCESS

The compensation of the NEOs, other than that of the CEO, is recommended by the CEO and reviewed and approved by the Committee. The compensation of the CEO is recommended by the Committee and approved by the independent members of the Board of Directors. The CEO serves at the will of the Board. Neither the CEO nor the other NEOs have an employment contract. For a discussion on the compensation of the CEO, please see section entitled “President and Chief Executive Officer Compensation” on page 54.

2013 BASE SALARY INCREASES

As part of the NEOs’ annual compensation review, base salaries were set with reference to the median of the Class I Railroads comparator group. Salary increases reflect market competitiveness, economic outlook, leadership abilities, retention considerations and succession plans. The base salary for Mr. Vena was set near the median of his comparator group and the salary increases provided to the rest of the NEOs’ reflect current relative positioning against market, while also being in line with the proposed increases for the Company’s overall management population. For more information on base salaries, please refer to page 46.

2013 ANNUAL BONUS RESULTS

As in prior years, Mr. Mongeau’s target bonus in 2013 was 120% of base salary, and the other NEOs’ target bonus was set at 70% of base salary. Corporate performance accounted for 70% of the annual incentive bonus and was measured against challenging targets for revenues, operating income, diluted earnings per share, return on invested capital, and free cash flow. The Board is of the view that its chosen corporate performance objectives are appropriate for a capital-intensive business like CN’s. Overall corporate performance for 2013 was solid, with financial results exceeding base targets for four of the five corporate performance objectives. Consequently, the Board of Directors assessed the performance of the Company at “partially exceeds”, resulting in a corporate bonus factor of 113% (or 126% for NEOs and approximately 195 other executives and senior management employees), as set out in the plan rules. The table showing the 2013 corporate performance objectives, as approved by the Board of Directors in January 2013, and the 2013 results as reported by the Company, can be found on page 48. The remaining 30% of the annual incentive bonus was based on individual performance that considered the strategic and operational priorities related to each NEO’s function.

The ratings related to the individual component of the bonus for the NEOs was also reviewed by the Committee resulting in an individual bonus factor of 120% on average for this group. Their performance rating, along with the corporate bonus factor, served as the basis for calculating the annual incentive bonus payouts set out in the Summary Compensation Table under the column Non-equity incentive plan compensation — Annual incentive plans on page 59.

CN MANAGEMENT INFORMATION CIRCULAR 2014	40

Since May 1, 2012, executives, including the NEOs, and senior management employees (a total of approximately 200 employees), are required to provide the Company with a six-month notice period prior to retirement, in order to maintain their eligibility for accrued and future bonuses under the Annual Incentive Bonus Plan (“AIBP”).

Beginning in 2014, the target bonus of the NEO’s other than the CEO will be increased to 80% to better align with the comparators for these positions. Concurrent with this change, the base salaries of such NEOs’ will not be adjusted in 2014, thus increasing the proportion of variable compensation for these executives.

2013 LONG-TERM INCENTIVES

To align with short- and long-term business performance and shareholder value creation, long-term incentives consist of a combination of conventional stock options and Performance Share Units (“PSUs”). The Company has decided to rename its outstanding performance-based Restricted Share Units as “Performance Share Units” to better reflect the performance criteria inherent in this long-term incentive vehicle. PSUs require the achievement of solid return on investment capital performance and payouts only occur if the share price at time of vesting has increased from the time of grant to ensure that management is rewarded only when shareholder value is created.

In determining the appropriate long-term incentive fair value granted to NEOs, the Committee considered external market data, as well as other factors such as individual performance, retention risk and succession plans, as well as the Company’s compensation philosophy. Long-term incentive fair values for NEOs were determined with reference to the 60th percentile of the Class I Railroads comparator group.

The payout of the PSUs granted in 2013 to NEOs is subject to a three-year average return on invested capital target for the period ending on December 31, 2015. The table summarizing the performance objectives and payout condition of the 2013 performance share unit award can be found on page 50.

The stock options granted in 2013 are conventional and vest over four years at a rate of 25% at each anniversary date. Stock options have a 10-year term.

2011 PERFORMANCE SHARE UNITS AWARD PAYOUT

The Committee reviewed the vesting of the 2011 PSUs against the performance targets. The Company achieved a three-year average return on invested capital to December 31, 2013 of 15.88%, exceeding the 13% target set in 2011. This outcome resulted in a performance vesting factor of 150% of the PSUs awarded in 2011, in accordance with the plan rules. As the minimum average closing share price condition was also met, payout under the plan occurred in February 2014, provided other conditions of the award agreements were complied with.

The table illustrating the 2011 PSU performance objectives and results can be found on page 50.

RISK MITIGATION IN OUR COMPENSATION PROGRAM

The Company has a formalized compensation philosophy to guide compensation program design and decisions. Many of the characteristics inherent in the Company’s executive compensation program encourage the right behaviours, thus mitigating risks and aligning long-term results with shareholder interests. The following are examples of such characteristics:

•	Appropriate balance between fixed and variable pay, as well as short- and long-term incentives;

•	Multiple performance metrics are to be met or exceeded in the AIBP;

•	Incentive payout opportunities are capped and do not have a guaranteed minimum payout;

•	Can not engage in hedging activity or in any form of transactions in publicly traded options on CN securities;

•	Executive compensation clawback policy is in place;

•	Stock ownership guidelines apply to executives and senior management employees (approximately 200 individuals);

•	The Committee retains the services of an independent executive compensation consultant.

A complete list and description of these risk-mitigating features is available on pages 52 and 53.

In December 2013, following a review of the Company’s Compensation Program, policies and practices, Towers Watson concluded again this year that “overall, there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee strongly supports the conclusions from Towers Watson’s risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation program.

NON-COMPETE, NON-SOLICITATION AND NON-DISCLOSURE

The railroad industry operates in a highly competitive market and CN has undergone a transformational journey to be an industry leader. In recent years, the Company has continued to improve its efforts to protect itself and its confidential information. The Company’s long-term incentive award agreements, as well as its non-registered pension plans, therefore contain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive clauses (the “Conditions”). Payout under the long-term incentive plans or the non-registered pension plans is subject to current or former employees complying with these Conditions. Further details related to CN’s non-compete and non-solicitation provisions are available on page 52.

As a result of Mr. Creel’s decision to resign from CN and join Canadian Pacific Railway Limited on February 4, 2013, compensation amounts subject to non-compete, non-solicitation and other terms of applicable plans and award agreements were forfeited and as at February 4, 2013, had an approximate value of C$20 million. More precisely, Mr. Creel forfeited his 2010, 2011 and 2012 PSUs, his 2009, 2010, 2011 and 2012 unexercised stock options, as well as a portion of his non-registered pension plans and arrangements.

CN MANAGEMENT INFORMATION CIRCULAR 2014	41

Executive Compensation Program Objectives

The Company’s executive compensation program and policies are designed to ensure that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging appropriate behaviours. A significant proportion of executive incentive remuneration is therefore tied to key corporate objectives that play a pivotal role in driving the organization’s short- and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive, in order to attract, retain and motivate outstanding executive talent.

The executive compensation program is comprised of five elements: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and v) executive perquisites. The combination of base salary, annual incentive bonus and long-term incentives defines the total direct compensation offering, which is weighted towards variable, “pay-for-performance” elements.

The following charts provide information on the CEO’s 2013 compensation mix (at target), as well as that of the other NEOs (on average), and clearly illustrate that a significant component of their compensation is “at risk”:

CN MANAGEMENT INFORMATION CIRCULAR 2014	42

Compensation Policy

THE COMPANY'S EXECUTIVE COMPENSATION POLICY

Prior to 2010, the executive compensation policy aimed to position total direct compensation at the 75th percentile of the executives’ respective comparator groups. Concurrent with the appointment of Claude Mongeau as President and CEO in January 2010, the policy was revised to target total direct compensation between the median and 60th percentile of the executives’ respective comparator groups. This reduction in market positioning from the 75th percentile was determined to be competitive after a thorough review of the structure, levels and practices of remuneration in the railroad industry. In order to achieve the objectives of this revised policy, base salaries and target annual bonuses are set with reference to the median level of the respective comparator group, whereas the grant date fair value of long-term incentives is set with reference to the 60th percentile. The Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels.

BENCHMARKING USING COMPARATOR GROUPS

The median and 60th percentile competitive pay levels are determined using comparator groups, which have been carefully reviewed and endorsed by the Committee as being appropriate for the level and nature of the benchmarked positions. In determining compensation for the NEOs, the Company considers a comparator group of North American companies that are comparable in size and with whom the Company competes for executive talent. In 2013, the comparator group for the NEOs was the following Class I Railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited. The Committee also considers data from a secondary reference point for purposes of verifying the alignment with general compensation trends, but not for direct benchmarking purposes, given the direct comparability of the above-mentioned Class I Railroads. The use of the comparator group to benchmark pay levels for all executives, other than the NEOs, serves as this secondary reference point, as described below.

The comparator group for all executives other than the NEOs has been adjusted in 2013 to accurately reflect the size of CN’s revenues. The comparator group used for benchmarking purposes is a broad sample of U.S. organizations that participate in Towers Watson’s proprietary database. Data points are provided from organizations in the U.S. Industrial sample with revenues between US$6 billion and US$15 billion. CN generated revenues of C$10.575B in 2013. For executives in group or division level positions, a total sample of the U.S. Industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive.

The table below shows CN’s positioning relative to the primary comparator group for NEOs. Data is as of December 31, 2013.

COMPARATOR GROUP	REVENUE (MILLIONS)		NET INCOME (MILLIONS)		MARKET CAPITALIZATION (MILLIONS)		AVERAGE NUMBER OF EMPLOYEES (THOUSANDS)
Union Pacific Corporation	US$ 21,963		US$ 4,388		US$ 77,400		46,445
CSX Corporation	US$ 12,026		US$ 1,864		US$ 29,200		31,254
Norfolk Southern Corporation	US$ 11,245		US$ 1,910		US$ 28,700		29,698
Canadian Pacific Railway	C$ 6,133		C$ 875		C$ 26,500		15,011
Average	C$ 13,561	(1)	C$ 2,389	(1)	C$ 42,601	(1)	30,602
Canadian National Railway Company	C$ 10,575		C$ 2,612		C$ 50,600		23,705
Rank	4		2		2		4

(1)	Values were converted in Canadian dollars using the December 31, 2013 exchange rate of US$1.00 = C$1.0636.

CN MANAGEMENT INFORMATION CIRCULAR 2014	43

COMPENSATION DECISIONS AND PROCESS

The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlook, leadership abilities, retention considerations and succession plans.

The Committee reviews and recommends for approval by the Board of Directors the performance targets related to both the AIBP and the PSUs. These targets are derived from CN’s annual business plan, which is prepared by Management and reviewed with the full Board during the Strategic Planning Committee meetings. The business planning process is an extensive one, during which Management examines with the directors the economic, business, regulatory and competitive conditions which affect or can be expected to affect CN’s business in the following three-year period. Throughout the year, members of the Committee are provided with updates related to the Company’s performance against targets. The Committee and the Board also have open access to senior management throughout the year, should they wish to discuss specific business issues or seek clarification. The Board and the Committee are therefore confident that they have detailed visibility of the Company’s financial performance and that they are appropriately equipped to recommend executive compensation decisions. Finally, throughout the annual executive compensation review process, the Committee also receives and considers advice from its independent compensation consultant, Hugessen.

The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board of Directors which take place each year in January. In determining the appropriate long-term incentive fair value granted to each NEO, the Committee considered external market data, as discussed in the “Benchmarking Using Comparator Groups” section, as well as other factors such as individual performance, leadership and talent retention. Long-term incentive fair values for NEOs were determined with reference to the 60th percentile of the Class I Railroads comparator group. The fair value of the PSUs granted to NEOs is approximately equivalent to that of stock options granted, except in the case of the CEO, due to the 20% limitation on the number of stock options that can be awarded to any one individual, in a particular year, pursuant to the terms of the Management Long-Term Incentive Plan (please refer to page 65 for a description of the plan).

The compensation of the NEOs, other than that of the CEO, is recommended by the CEO and reviewed and approved by the Committee. The compensation of the CEO is recommended by the Committee and approved by the independent members of the Board of Directors.

CN MANAGEMENT INFORMATION CIRCULAR 2014	44

COMPONENTS OF THE EXECUTIVE COMPENSATION PROGRAM

The following table summarizes the components of the Company’s executive compensation program, which is driven by the executive compensation policy and weighted towards variable, “pay-for-performance” elements. Each component is then further detailed in this section.

COMPONENT	DESIGN SUMMARY	FORM	OPPORTUNITY	RISK-MITIGATING ELEMENTS	OBJECTIVES AND RATIONALE
Base Salary	• Fixed rate of pay • Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession considerations • Performance period: annual	• Cash	• Set with reference to the median of the respective comparator group	• Provides for a balanced mix of pay components (fixed vs. variable) • Use of external advisor and peer group analysis	• Provide competitive level of fixed compensation • Recognize sustained individual performance • Reflect increase in role responsibility and/or growth in role
Annual Incentive Bonus
•  Annual awards based on achievement of five pre-determined corporate performance objectives (70%) and individual performance (30%)
•  Approximately 4,700 management employees are eligible
•  Performance period: 1 year

• Cash-based performance pay
•  Target is 120% of base salary for the CEO and 70% for the other NEOs. Maximum payout is limited to 2.0 times the target
•  For other eligible management employees, target is based on grade level with a maximum payout limited to 1.5 or 2.0 times the target

•  Use of multiple performance metrics
•  Plan targets reviewed and approved annually based on in-depth review of annual business plan
•   Payouts are capped
•  No guaranteed minimum payout
•   Payouts subject to a clawback policy

•  Reward the achievement of a balanced set of annual corporate performance objectives
•  Reward the achievement of personal objectives aligned with each employee’s area of responsibility and role in realizing operating results
•  Drive superior corporate and individual performance

Long-Term Incentives
Performance Share Units (PSUs)

•   Performance vesting subject to the attainment of 3-year average return on invested capital targets
•  Payout conditional on the attainment of a minimum share price during the last three months of the plan period
•  Employees must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout
•  Performance period: 3 years

		• Performance-based share units payable in cash	• Long-term incentive grant date fair value determined with reference to the 60th percentile of the respective comparator group for NEOs and executives • PSU performance vesting factor capped at 150%
•  Significant weighting towards long-term incentive compensation
•  Overlapping multi-year performance periods
•  Mix of financial and market measures
•   PSU payouts are capped and there is no minimum guaranteed payout
•  Payouts subject to a clawback policy

•  Align management interests with share-holder value growth
•  Reward the achievement of sustained financial performance
•  Contribute to retention of key talent
•  Recognize individual contribution and potential

Stock options

•  Conventional stock options that vest over 4 years at a rate of 25% per year
•  Grant is approximately of equal value to the Performance Share Units (except for the CEO who receives a different proportion due to the 20% limitation under the Management Long-Term Incentive Plan)
•   Employees must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout
•   Performance period: 4-year vesting, 10-year term
• Stock options

CN MANAGEMENT INFORMATION CIRCULAR 2014	45

COMPONENT	DESIGN SUMMARY	FORM	OPPORTUNITY	RISK-MITIGATING ELEMENTS	OBJECTIVES AND RATIONALE
Pension Benefits
Canadian Pension Plans

•   Defined Benefit Plan: Benefits payable calculated as a percentage of the five-year highest average earnings multiplied by pensionable service
•   Pensionable service period for most defined benefit plans: Maximum of 35 years
•   Defined Contribution Plan: Benefits based on the participant’s required contributions and on Company-matched contributions
•   Non-registered plans: Supplement to the registered plans and provide benefits in excess of the Canadian Income Tax Act limits

U.S. Pension Plans

•   Defined Benefit Plan: Benefits payable calculated as a percentage of the five-year highest average earnings (out of the last 10 years) multiplied by credited service
•   Maximum of 35 years of credited service for most defined benefit plans
•   Savings Plan: 401(k) benefits based on the participant’s voluntary contributions and 50% matching by the Company, limited to 3% of base pay
•   Defined Contribution Feature: Additional benefits included in the Savings Plan based on Company contributions equal to 3.5% of base pay
•   Non-registered plans: Supplement to the registered plans and provide benefits in excess of IRS and Railroad Retirement Board limits

• Cash payments following retirement
•  Non-registered plans restricted to executives and senior management employees
•  Most retirement benefits for executives and senior management employees are calculated using base salary and annual bonus (up to target levels)
				• Annual retirement benefits to CEO from non-registered plan capped at US$1M	• Provide an effective and attractive executive compensation program
Executive Perquisites	• Healthcare and life insurance benefits, annual executive physical exam, club membership, company-leased vehicle, parking, financial counselling and tax services	• Non-cash perquisites	• Competitive	• No tax gross-ups on such perquisites • Use of corporate aircraft restricted to business-related purposes

Base Salary

The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlook, leadership abilities, retention considerations and succession plans. The current comparator group for the NEOs comprises Class I Railroads of comparable size and scope, namely Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited. The base salaries of NEOs are paid in U.S. dollars in order to provide for a more meaningful and precise comparison with U.S. denominated salaries of incumbents in equivalent positions within the comparator group.

In 2013, the salary increases provided to all NEOs were in line with expected market increases and support the NEOs’ growth in their continuing roles and current relative positioning against market. The salary increases provided were also in line with the proposed increases for the Company’s overall management population. Mr. Mongeau’s base salary was therefore increased from US$1,000,000 to US$1,025,000 (+2.5%), Mr. Jobin’s from US$575,000 to US$600,000 (+4.3%), Mr. Ruest’s from US$540,000 to US$560,000 (+3.7%) and Mr. Finn’s from US$513,000 to US$528,000 (+2.9%). Mr. Vena was appointed Executive Vice-President and Chief Operating Officer on February 19, 2013. His base salary was set at US$560,000 near the median of his comparator group. While NEO base salaries are paid in U.S. dollars, the Summary Compensation Table on page 59 reports the amounts in Canadian dollars, as required by the disclosure rules issued by the Canadian Securities Administrators.

CN MANAGEMENT INFORMATION CIRCULAR 2014	46

Annual Incentive Bonus Plan

In addition to the NEOs, approximately 4,700 management employees are eligible to participate in an annual performance-based bonus plan. Under the Company’s AIBP, minimum, target and maximum payouts, expressed as a percentage (%) of base salary, are as follows for the CEO, the other NEOs, the Senior Vice-Presidents and Vice-Presidents:

POSITION	MINIMUM	TARGET	(1)	MAXIMUM	(1)
CEO	0%	120%		240%
Other NEOs	0%	70%	(2)	140%	(2)
Senior Vice-Presidents	0%	65%		130%
Vice-Presidents	0%	50/60%		100/120%

(1)	As a percentage of base salary as at December 31, 2013.
(2)	Target and maximum bonus opportunities for the NEOs other than the CEO will be set at 80% and 160% respectively in 2014.

The bonus payout received under the AIBP depends on the achievement of both corporate (70%) and individual (30%) objectives. This design reflects the Company’s view that any short-term incentive should be tied both to the overall performance of the Company and to those areas of its business that each employee can influence directly.

For 2013, the AIBP was comprised of the following components:

1.
Corporate financial performance: 70% of the bonus was linked to the achievement of a balanced set of objectives that contribute to the Company’s long-term financial growth and profitability. The Committee ensures that performance goals and conditions are directly aligned with the achievement of the Company’s corporate objectives as set out in the Company’s business plan, which is recommended by the Strategic Planning Committee and reviewed and approved by the Board of Directors. CN’s business planning process is an extensive one, during which Management examines with the Board of Directors, the economic, business, regulatory and competitive conditions which affect or can be expected to affect the Company’s business in the following three-year period. Such items are then taken into account in establishing the Company’s targets under the AIBP. In addition, in setting the AIBP targets for the upcoming year, the Company generally excludes items from the prior year that did not necessarily arise as part of the normal business of the Company, which can impact the comparability of the Company’s year-over-year financial performance and the Company’s current year targets in relation to the prior year’s results. In 2013, the Board of Directors assessed the Company’s performance against targets for revenues, operating income, diluted earnings per share, free cash flow and one-year return on invested capital (“ROIC”). These measures were selected because they are quantifiable measures that play a key role in driving the organization’s profitability and return to shareholders. Additionally, the Board is of the view that its chosen corporate objectives are appropriate for a capital-intensive business like CN’s. The 2013 targets were approved by the Board of Directors in January 2013 based on the Company’s business and financial outlook at that time.

Under the terms of the AIBP, a maximum corporate performance factor of 150% (or 200% for NEOs and approximately 200 other executives and senior management employees) can be applied to an eligible employee’s annual bonus payout when financial results exceed all five corporate performance objectives.

PERFORMANCE OBJECTIVES AND RESULTS – 2013 ANNUAL INCENTIVE BONUS PLAN

In January 2013, the performance targets were set assuming an exchange rate of US$1.00 = C$1.00. During the year, the actual exchange rate was US$1.00 = C$1.0299. The Company’s revenue targets were therefore adjusted to take into consideration the foreign exchange and difference between actual and forecasted oil and diesel prices with respect to the Company’s fuel surcharges. The following table therefore compares the 2013 adjusted performance targets with the actual 2013 results as reported by the Company.

CN MANAGEMENT INFORMATION CIRCULAR 2014	47

		CORPORATE OBJECTIVES AS OF JANUARY 1, 2013(1)		CORPORATE OBJECTIVES AS ADJUSTED(2)		2013 RESULTS(2) (C$)
IN MILLIONS (EXCEPT PER SHARE DATA)	WEIGHT	BASE (C$)	STRETCH (C$)	BASE (C$)	STRETCH (C$)		PERFORMANCE ASSESSMENT
Revenues	25%	10,541	10,716	10,770(3)	10,945(3)	10,575	Does not meet
Operating Income	25%	3,805	3,930	3,867	3,992	3,873	Partially exceeds
Diluted Earnings Per Share (4)	15%	2.90	3.02	2.95	3.07	3.09	Exceeds
Free Cash Flow (5)	20%	750	850	770	870	918	Exceeds
ROIC (6)	15%	15.8%	16.4%	15.8%	16.4%	16.5%	Exceeds

(1)	Corporate objectives assume an exchange rate of US$1.00 = C$1.00.
(2)	Corporate objectives and results reflect an actual exchange rate of US$1.00 = C$1.0299.
(3)	Revenues target has been adjusted to reflect actual fuel surcharges invoiced to clients based on actual oil and diesel prices in 2013.
(4)	Diluted Earnings Per Share expressed on a post-split basis.
(5)
Free cash flow does not have any standardized meaning prescribed by Generally Accepted Accounting Principles (GAAP) and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Beginning with the fourth quarter of 2013, the Company has redefined its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

(6)
ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee.

As a result of the Company’s focus on operational and service excellence, systematic deployment of supply chain collaboration and solid execution, CN’s 2013 growth continued to outpace that of the overall economy, generating the highest volumes and earnings in Company history.

The Company continued to produce commendable free cash flow, supported in part by the monetization of underutilized assets. The Company reinvested in the business, with 2013 capital spending of C$2.0 billion. In 2013, in anticipation of its future funding requirements, the Company made voluntary pension contributions of C$100 million in excess of the required contributions to strengthen the financial position of its main pension plan, the CN Pension Plan. These voluntary pension contributions can be treated as a prepayment against CN’s future required special solvency payments.

At the same time, the Company maintained its commitment to creating shareholder value. In 2013, the Company increased its dividend by 15% versus the prior year and repurchased 27.6 million shares, returning over C$2 billion to shareholders.

For 2013, after considering the financial results against established corporate objectives, the Board of Directors assessed the corporate performance at “partially exceeds”, allowing for a corporate performance factor of 113% (or 126% for NEOs and approximately 195 other executives and senior management employees).

2.
Individual performance: 30% of the bonus was based on personal business-oriented goals that considered the strategic and operational priorities related to each executive’s respective function, with a strong overall focus on: balancing operational and service excellence, delivering superior growth, opening new markets with breakthrough opportunities, deepening employee engagement and stakeholder engagement. The individual performance factor can range from 0% to 200% for NEOs and for approximately 195 other executives and senior management employees. For all other eligible management employees, the performance factor can range from 0% to 150%. The individual performance factor for the CEO is based on an individual assessment reviewed and approved by the Committee.

In 2013, the individual objectives of the NEOs included both quantitative measures and qualitative strategic and operational considerations related to their function. At year-end, the CEO reviewed the performance of the other NEOs, taking into consideration their achievements against their pre-determined individual objectives and determined their individual performance rating, subject to Committee review and approval. The Committee then reviewed and refl ected on each NEO’s, other than the CEO’s, individual achievements against goals, as well as their overall leadership in meeting their function’s objectives. For 2013, taking into account the recommendations of the CEO, the Committee determined that the NEOs had met their personal objectives and approved each of their individual performance ratings, which translates to the performance factor to be applied to the calculation of their bonus payout. In 2013, the average individual performance factor for the NEOs, including the CEO, was 120%.

CN MANAGEMENT INFORMATION CIRCULAR 2014	48

Any annual incentive bonus payout under the individual component is conditional upon a payout being declared under the corporate component. In addition, should corporate performance be assessed at “partially meets” (i.e. a corporate performance factor below 100%), the individual performance factor will be prorated to the same level.

The following formula illustrates how an eligible management employee’s annual base salary (as at December 31, 2013), target payout (expressed as a percentage of base salary), corporate and individual performance factors interact in the determination of the actual annual bonus payout:

In 2013, the average payout for the NEOs, including the CEO, was 124% of target payout. The actual payouts are reported in the Summary Compensation Table on page 59, under the column Non-equity incentive plan compensation — Annual incentive plans.

Effective May 1, 2012, executives, including the NEOs, and senior management employees (a total of 200 employees), are required to provide the Company with a six-month notice period prior to retirement. This measure was instituted to allow for improved succession planning and to maximize the effectiveness of transitions. Employees who fail to provide such notice forfeit any accrued and future bonus under the AIBP, save for specific and exceptional circumstances.

LONG-TERM INCENTIVES

The Board of Directors considers a number of factors to assess the Company’s long-term incentive strategy. Factors considered include the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of the different long-term incentive vehicles. Since 2005, the Board of Directors has elected to grant a combination of stock options and PSUs to NEOs, as well as to designated executives and senior management employees. The stock options and PSUs granted are of approximately equal value for all eligible employees, except for the CEO. The CEO’s long-term incentive (“LTI”) award has a smaller relative weight in stock option value, due to the 20% limitation on the number of stock options that can be awarded to any one individual in a particular year, pursuant to the terms of the Management Long-Term Incentive Plan (please refer to page 65 for a description of the plan).

The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board of Directors which take place each year in January. In order to determine each NEO’s LTI award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the Company’s compensation philosophy and the value of LTIs granted over the last three years by the Class I Railroads included in the comparator group (please refer to section “Benchmarking Using Comparator Groups” on page 43). The Committee does not take into account previous executive grants when setting the individual awards, as the LTI plans are inherently performance-based.

The effective grant date is the first day open for trading under the Company’s Insider Trading Policy, following the publication of the Company’s financial results for the previous year. Based on this approach, the effective grant date is generally the second trading day following the public release of the Company’s financial results. The exercise price of the stock options granted is equal to the closing price of the Company’s common shares on the TSX or the NYSE on the grant date.

Since 2011, a “one-year minimum active service” condition has been included in the stock options and PSU award agreements, in order to encourage retention of key talent approaching retirement. In other words, should an executive, including NEOs, or other management employee retire in the year of the award agreement, PSUs and stock options awarded pursuant to that agreement will be forfeited.

PERFORMANCE SHARE UNITS: 2013 AWARD

The Share Units Plan was approved by the Board of Directors in 2004. The objective of the Share Units Plan is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. PSUs awarded are generally scheduled for payout after three years and the performance vesting factor is determined in relation to the achievement of a target related to the Company’s average ROIC over the plan period. In 2013, the average ROIC objective applied to the three-year period ending on December 31, 2015. The ROIC for each of the applicable plan years is generally calculated as net income before interest expense, divided by the total of the Company’s average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee. ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is also used as one of the five corporate performance measures under the AIBP, given its importance as a financial measure for a capital-intensive business like CN’s and the differing time periods for the AIBP (annual) and the Share Units Plan (3 years). The measurement of ROIC on an annual (AIBP) and on a three-year average (PSUs) basis enables CN to provide the appropriate balance between short-term and mid-term results.

The PSU payout is also conditional upon meeting a minimum average closing share price during the last three months of 2015.

CN MANAGEMENT INFORMATION CIRCULAR 2014	49

The PSUs granted in 2013 to NEOs and other designated employees are subject to the attainment of the performance criteria presented in the table below:

PERFORMANCE OBJECTIVES – PERFORMANCE SHARE UNITS – 2013 AWARD

	OBJECTIVE	PERFORMANCE VESTING FACTOR(1)
Performance Objective:	Below 13.5%	0%
Average ROIC for the	13.5%	50%
three-year period ending	14.5%	100%
on December 31, 2015	15.5%	125%
	16.5% and above	150%
Payout Condition: Minimum average closing share price for the last three months of 2015	C$45.05 on the TSX or US$45.51 on the NYSE

(1)  Interpolation applies between objectives.

If the performance criteria are met, the payout, made in the currency of the recipient’s salary, will be calculated as follows:

The grant date fair value of the PSUs awarded to each NEO in 2013 is included in the Summary Compensation Table on page 59, under the Share-Based Awards column.

PERFORMANCE SHARE UNITS: 2011 AWARD PAYOUT

The PSUs awarded in 2011 to NEOs and other designated employees vested based on the achievement of an average ROIC for the three-year period ending on December 31, 2013. Over the past three years, CN’s share price has increased by 82.5% in Canada, in comparison to a 1.3% increase of the S&P/TSX Composite Index. In addition, the Company’s market capitalization in Canada has increased by nearly C$20 billion during this same period. The Company’s superior performance therefore led to the achievement of a three-year average ROIC of 15.88%, exceeding the 13.0% target, and resulting in a performance vesting factor of 150%. As the minimum average closing share price condition was also met, payout occurred in February 2014 in accordance with the Share Units Plan and the 2011 award agreement.

PERFORMANCE OBJECTIVES AND RESULTS – PERFORMANCE SHARE UNITS – 2011 AWARD

		PERFORMANCE
		VESTING
	OBJECTIVE	FACTOR(1)	RESULTS
Performance Objective:	Below 12.0%	0%
Average ROIC for	12.0%	50%
the three-year	13.0%	100%	15.88%
period ending on	14.0%	125%
December 31, 2013	15.0% and above	150%
Payout Condition: Minimum average closing share price for the last three months of 2013	C$33.60 on the TSX or US$33.35 on the NYSE		C$57.75 US$55.00

(1)  Interpolation applies between objectives.

The value vested during the year for each NEO is included in the table Incentive Plan Awards — Value Vested or Earned During the Year, under the Share-Based Awards — Value Vested During the Year column on page 64.

STOCK OPTIONS

Stock options were granted in 2013 to NEOs and other designated employees pursuant to the Management Long-Term Incentive Plan (the “Plan”). Please refer to page 65 for details of the Plan. The stock options granted in 2013 are conventional, vest over four years at a rate of 25% at each anniversary date and have a 10-year term. Grants were made in the currency of the recipient’s salary.

Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value. Gains are realized once the stock options are exercised. The gain will be equivalent to the difference between the share price on the date of exercise and the grant date share price, multiplied by the number of stock options exercised.

The grant date fair value of the stock options awarded to NEOs in 2013 is included in the Summary Compensation Table on page 59, under the Option-Based Awards column.

EXECUTIVE PERQUISITES

NEOs are eligible to receive perquisites and personal benefits in accordance with the Company’s policies and in line with general market practices. These typically include the use of a company-leased vehicle, parking, financial counselling and tax services, club membership, certain healthcare benefits and life insurance and an annual executive physical exam. Other executives and senior management employees are also eligible to receive select perquisites; the type and value of the perquisites are generally determined by the grade of the employee’s position. Following the review of CN’s personal-use vehicle policy in 2012 and in line with the Company’s commitment

CN MANAGEMENT INFORMATION CIRCULAR 2014	50

to operate responsibly, an eco-friendly component was introduced to limit the selection of vehicles based on their fuel consumption rating. Additionally, since 2010, all executives must comply with the aircraft utilisation policy which restricts the usage of the corporate aircraft to business-related purposes only, save for exceptional cir-cumstances and provided all incremental costs are fully reimbursed. Since January 2010, tax gross-ups on the value of certain executive perquisites have also been eliminated.

EMPLOYEE SHARE INVESTMENT PLAN

The Employee Share Investment Plan (“ESIP”), available to all Company employees, provides the opportunity to participate in CN’s ownership through the purchase of voting shares on the open market via payroll deductions. Employees may contribute between 1% and 10% of their gross base salary to the ESIP every pay period. The Company provides a 35% match on the first 6% of employee contributions. Both employee and employer contributions vest immediately. Approximately 80% of CN’s employees are sharehold-ers of the Company through participation in the ESIP, and in 2013, all NEOs participated in the ESIP.

The value of the Company match received by NEOs in 2013 under the ESIP is indicated in the Details of the All Other Compensation Amounts table on page 61.

Other Key Compensation Policies
of the Company

STOCK OWNERSHIP

The Committee strongly supports stock ownership by executives. In 1999, the Company introduced stock ownership guidelines that require a minimum level of stock ownership, set as a multiple of base salary, to be achieved within a five-year period to align the interests of executives with those of shareholders. In 2002, the application of the guidelines was broadened and, as at December 31, 2013, includes a total of approximately 200 executives and senior man-agement employees. Once executives and senior management employees have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units under the Company’s Voluntary Incentive Deferral Plan (“VIDP”). Stock options (vested or unvested) and unvested equity grants do not count towards the minimum level of stock ownership. Stock ownership requirements are as follows:

GUIDELINES
President and CEO	5 times base salary
Executive and Senior Vice-Presidents	3 times base salary
Vice-Presidents	1.5 to 2 times base salary
Senior Management	1 times base salary

The CEO is also required to maintain his stock ownership guideline level until one year after retirement. As at December 31, 2013, all NEOs exceeded their share ownership requirements.

STOCK OWNERSHIP STATUS AS AT DECEMBER 31, 2013

NAMED EXECUTIVE OFFICER	NUMBER OF SHARES HELD(1)	VALUE OF HOLDINGS(2) (C$)	VALUE REQUIRED TO MEET GUIDELINES(3) (C$)	HOLDINGS AS A MULTIPLE OF BASE SALARY(3)
Claude Mongeau	469,564	28,436,797	5,278,238	26.9x
Luc Jobin	56,030	3,393,188	1,853,820	5.5x
Jim Vena	57,210	3,464,643	1,730,232	6.0x
Jean-Jacques Ruest	182,969	11,080,615	1,730,232	19.2x
Sean Finn	76,623	4,640,263	1,631,362	8.5x

(1)	Common shares and/or vested deferred share units as at December 31, 2013.
(2)	Value is based on the closing share price of the common shares on December 31, 2013 on the TSX (C$60.56), or the fair market value at the time of purchase if greater.
(3)	US$ salaries were converted to Canadian dollars using the average rate during the year (US$1.00 = C$1.0299).

ANTI-HEDGING POLICY

Under the Company’s Insider Trading Policy, no directors, officers or employees can engage in hedging activity or in any form of transactions in publicly traded options on CN securities. This relates to all forms of derivatives, including “puts” and “calls”.

CHANGE OF CONTROL PROVISIONS

The Management Long-Term Incentive Plan and the Share Units Plan were amended effective March 4, 2008 to include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance stock options or PSUs awarded after that date and held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A Change of Control means any of the following events:

a)	in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares;

b)
approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or

c)	approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company.

CN MANAGEMENT INFORMATION CIRCULAR 2014	51

The amended provisions state that acceleration of vesting would not occur if a proper substitute to the original stock options or share units is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute stock options or share units which are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute stock options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and units shall be paid within 30 days. These amended provisions only affect grants made after March 4, 2008, and discretion is left to the Board of Directors to take into account special circumstances. The definition of a resignation for good reason is included in the Termination and Change of Control Benefits table on page 70.

NON-COMPETE / NON-SOLICITATION PROVISIONS

On January 22, 2009, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions to the PSU and stock option award agreements to be executed in the future with the CEO, executive vice-presidents and senior vice-presidents. Hence, the PSUs and stock options granted to such individuals after January 22, 2009, including the 2009 awards, are subject to cancellation if the recipients fail to comply with certain commitments for a two-year period following termination of employment. Those commitments prohibit:

a)	the use of confidential CN information for any purpose other than performing his or her duties with CN;

b)	engaging in any business that competes with CN;

c)	soliciting, accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN;

d)	taking advantage or profit from any business opportunity of which they became aware in the course of employment with CN; and

e)
taking any action as a result of which relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others may be impaired or which might otherwise be detrimental to the business interests or reputation of CN.

Non-compete and non-solicitation provisions are now included in the PSU and stock option award agreements for all executives and other management employees. Similarly, in 2010, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions to certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and senior management employees.

EXECUTIVE COMPENSATION CLAWBACK

In March 2008, the Board of Directors adopted an executive compensation clawback policy concerning future awards made under the Company’s annual and long-term incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and long-term incentive compensation received by an executive. The Board of Directors may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

a)
the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements;

b)	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

c)	the incentive compensation payment received would have been lower had the financial results been properly reported.

RISK MITIGATION IN OUR COMPENSATION PROGRAM

One of the Company’s fundamental goals is to create sustained shareholder value. In order to support this objective, the Committee focuses on developing and recommending an executive compensation philosophy and program that align with the Company’s business strategy, emphasize pay-for-performance, and encourage the right behaviours. Hence, many characteristics of the Company’s executive compensation program serve to mitigate risk and emphasize the importance of longer-term value creation:

Structured Process

•	An annual review of the performance measures under the Company’s AIBP and Share Units Plan takes place to ensure their continued relevance.

•
The Committee completes a formal assessment of performance each year, and can then use discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other extenuating circumstances.

Balanced Program

•
The compensation program appropriately balances fixed and variable pay, as well as short-term and long-term incentives (in aggregate, approximately 80% of NEOs’ target total direct compensation was directly linked to the Company’s performance).

CN MANAGEMENT INFORMATION CIRCULAR 2014	52

•
The corporate component of the AIBP includes five performance metrics that are appropriately balanced between “top-line” measures and “bottom-line” measures, thus diversifying the risk associated with the use of any single performance metric (please refer to section “Annual Incentive Bonus Plan” on page 47 for more information).

•	There are multi-year, overlapping performance periods for the PSUs and stock options, which encourages consistent, long-term behaviour.

•	The LTI awards, which constitute a significant portion of NEO compensation, vest over a 3- or 4-year period, motivating executives to create longer-term value.

•	The performance measures used within the Share Units Plan reflect an appropriate balance between financial and share price metrics.

•
The use of the same performance criteria (ROIC) for the AIBP (one year) and PSUs (three-year average) ensures balance between short- and long-term performance sustainability on key capital investment expenditures.

Fixed Limits on Variable Compensation

•	The AIBP and the Share Units Plan are designed to include the possibility of a zero payout, as well as a pre-defined maximum.

•	Annual retirement benefits to the CEO from the non-registered pension plan are capped.

Protection Mechanisms

•
The Company’s executive compensation clawback policy allows the Board, in certain situations, to request the full or partial reimbursement of annual and long-term incentive awards received by executives (please refer to section “Executive Compensation Clawback” on page 52 for more information).

•
The NEOs are not governed by employment contracts and the long-term incentive plans include “double-trigger provisions”, such that the vesting of LTI awards would generally not accelerate upon a Change in Control.

•	Under the Company’s Insider Trading Policy, directors, executives and employees are prohibited from engaging in hedging activities against CN securities.

•
In order to further align their interests with those of shareholders, executives and senior management employees (approximately 200 individuals) are required to meet specific stock ownership guidelines. In addition, the CEO must maintain his stock ownership level for one year after retirement (please refer to section “Stock Ownership” on page 51 for more information).

•
Commencing at various dates, for executives and senior management employees, the payout of LTI awards and the payment of retirement benefits under the Company’s non-registered pension plans, are conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants (please refer to section “Non-Compete/Non-Solicitation Provisions” on page 52 for more information).

Independent Advice

•
Management retains the services of an external executive compensation consultant to assist in the determination of compensation for its Officers. The Committee retains the services of an independent executive compensation consultant to provide advice on compensation recommendations that are presented for Committee approval.

In 2011, Towers Watson was mandated to review the Company’s compensation program, policies and practices and assess any potential risk implications. Towers Watson concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the company”. The Committee played an active role in reviewing the Risk Assessment report and in discussing the improvement actions suggested by Towers Watson. As a result, the Committee requested that Management perform more extensive stress-testing on future LTI awards, to validate that programs are aligned with CN’s pay-for-performance principles. Since 2012, stress-testing exercises were performed on the NEOs’ LTI grants proposed by human resources management and the results were presented to the Committee for their consideration prior to the Committee and the Board approving such grants. In 2012 and 2013, CN requested that Towers Watson review the actions taken by CN since the 2011 Risk Assessment and comment on any potential risks.

In December 2013, Towers Watson considered the actions taken by CN and once again confirmed that “overall, there do not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee strongly supports the conclusions from Towers Watson’s risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation program.

Throughout the year, the Committee plays an important oversight role related to the identification and management of risks associated with CN’s compensation policies and practices. For example, in camera sessions, restricted to members of the Committee, are held at the start of each of the Committee meetings to allow for discussion regarding any compensation or risk-related issue. The Committee also believes in the benefits of a certain level of overlapping membership between the Audit and the Human Resources and Compensation Committees, particularly with regard to risk

CN MANAGEMENT INFORMATION CIRCULAR 2014	53

monitoring. As such, Denis Losier, Chair of the Audit Committee, is a member of the Human Resources and Compensation Committee and Gordon D. Giffin, Chair of the Human Resources and Compensation Committee, is a member of the Audit Committee. This overlap effectively provides a link between the two committees’ risk oversight responsibilities.

President and Chief Executive
Officer Compensation

CLAUDE MONGEAU, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

Mr. Mongeau became President and Chief Executive Officer of CN on January 1, 2010. He joined CN in May 1994 and has held the positions of Assistant Vice-President Corporate Development, and Vice-President, Strategic and Financial Planning. He was appointed Executive Vice-President and Chief Financial Officer in October 2000.

As President and CEO, Mr. Mongeau is responsible for providing leadership and vision for CN, as well as achieving strategic and operational goals that will build long-term shareholder value. More details on his role are available in the Company’s Corporate Governance Manual, available at www.cn.ca, under Delivering Responsibly/Governance.

COMPENSATION

The CEO’s annual compensation takes into account factors such as competitive positioning against market, economic outlook, and leadership abilities. The CEO’s comparator group consists of the following Class I Railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited. Mr. Mongeau’s annual compensation is recommended by the Committee and approved by the independent members of the Board of Directors. The CEO serves at the will of the Board and does not have an employment contract.

BASE SALARY

In 2013, Mr. Mongeau’s base salary was increased from US$1,000,000 to US$1,025,000 (C$1,055,648), to recognize the CEO’s growth in his continuing role and to maintain his competitive position against market.

ANNUAL INCENTIVE BONUS PLAN

As in prior years, Mr. Mongeau’s target bonus for 2013 was 120% of his base salary. As is the case for other management participants in the AIBP, 70% of the bonus payout is based on corporate performance and 30% is based on individual performance.

After considering the 2013 financial results against the established corporate objectives, the Board of Directors assessed the corporate performance as “partially exceeds”, allowing for a corporate performance factor of 126% for the CEO.

The individual objectives of the CEO are measured against the goals, objectives and standards approved annually by the Committee and the Board. The individual goals set at the beginning of 2013 included elements covering performance in the following areas: balancing operational and service excellence (20%); delivering superior growth (20%); opening new markets with breakthrough opportunities (20%); deepening employee engagement throughout the workforce (20%); and building on our momentum with key stakeholders (20%). Following a review of the CEO’s performance against objectives, the Committee determined that the CEO had partially exceeded his overall individual performance objectives and recommended to the Board the approval of the CEO’s annual incentive bonus payout of US$1,546,110 (C$1,644,443).

BALANCING OPERATIONAL AND SERVICE EXCELLENCE

CN maintained its industry-leading operating ratio in 2013 despite very difficult weather conditions that challenged the Company’s operations. Mr. Mongeau deepened the Company’s strategic agenda of Operational and Service Excellence and CN continued to lead the industry with respect to key operating efficiency metrics, including terminal dwell and train speed, while at the same time maintaining its commitment to deliver on its customer service priorities. Under Mr. Mongeau’s leadership, the Company reorganized its customer service organization, aligning CN’s service delivery centres with its operating regions, standardizing processes and policies, and developing new metrics of success to improve the Company’s ability to connect with customers on the movement of cars and trains. Mr. Mongeau also continued to progress the Company’s goal of becoming a true supply chain enabler, helping employees to see beyond what we do as a railroad and connecting across the end-to-end supply chain for the benefit of customers, partners, as well as for CN. The Company advanced its supply chain visibility tools, supporting improved collaboration across CN’s supply chains. Mr. Mongeau continued to lead the Company’s commitment to safety, championing efforts to broaden and deepen the Company’s safety culture. In support of these efforts, the Company announced a C$50 million investment to build two new training facilities, one in Winnipeg and one in Chicago. These new facilities, both slated to open in 2014, include modernized training curriculum and equipment to better meet the needs of current and future railroaders. The training programs will have a uniform curriculum with dedicated staff at each location. The significant and ongoing investment in this program and these facilities is designed to strengthen CN’s safety culture and to prepare a new generation of safety-conscious railroaders. The Company also announced a special C$10 million program to acquire additional monitoring equipment to enhance its strong technological based for early detection of defects to help prevent accidents. CN has more wayside detection equipment than any other railroad in North America and has increased that capacity by 30% over the last five years. CN has also increased the frequency of its ultrasonic rail flaw inspection by 70% over the past five years. The application of new detection equipment and modern safety technology will further strengthen the Company’s safety performance.

CN MANAGEMENT INFORMATION CIRCULAR 2014	54

A critical issue for CN and the entire North American rail industry is tank car design, which, in the Company’s view, is one of the most important systemic issues arising from the Lac-Mégantic accident. Under Mr. Mongeau’s leadership, CN, both independently and as a member of the Association of American Railroads (AAR), has made clear its support for improved tank car safety by requiring all tank cars used to transport flammable liquids to be retrofitted or phased out, and that new cars be built to more stringent standards.

CN takes its commitment to safety very seriously and strives to continuously improve in this area. In 2013, CN reduced its Federal Railroad Administration accident rate per million train miles by 9% and generated a 4% reduction in its Transportation Safety Board accident ratio, the latest data is indicative of a trend towards solid improvement. Over the past ten years, CN’s main-track accidents have declined by 50% despite increased freight volumes. Mr. Mongeau continues to focus the Company’s safety efforts on ongoing investments in infrastructure, rigorous train and track inspection, as well as a continuing focus on safety culture and employee training.

DELIVERING SUPERIOR GROWTH

In 2013, the Company again significantly over-performed relative to economic conditions. CN posted year-over-year carload growth of 3% versus an average 1% for the Company’s Class 1 railroad peers. CN experienced growth across a broad range of markets, including energy, intermodal and forest products. Growth was driven by market share gains, providing a level of service that helped customers to grow in their own markets, and through the introduction of innovative new products and services. The Company’s end-to-end supply chain approach and Sell One CN efforts were key growth contributors. Under Mr. Mongeau’s leadership, the Company also continued to ensure pricing gains that recognize the value of CN’s service and a robust project pipeline to support future growth.

OPENING NEW MARKETS WITH
BREAKTHROUGH OPPORTUNITIES

Under Mr. Mongeau’s leadership, the Company continued to focus its efforts on developing breakthrough opportunities that leverage the strength of CN’s franchise, its end-to-end supply chain approach and its ability to grow at low incremental cost. A number of new markets continued to grow significantly in 2013, including commodities related to energy as well as containerized trade. CN’s capital investments in its Wisconsin network, coupled with a focus on matchmaking between suppliers and receivers, drove additional growth in frac sand shipments. Crude oil shipments also continued to increase, driven by industry capacity build-out and the Company’s strong origination and destination franchise. CN’s sustained focus on supply chain collaboration with our port and terminal partners supported additional growth in international intermodal traffic, particularly traffic destined for the U.S. market via Canada’s west coast.

EMPLOYEE ENGAGEMENT

Employee engagement is one of the most important components of Mr. Mongeau’s strategic agenda. CN has hired over 2,600 employees in 2013 and over 10,000 since 2010. CN is carefully recruiting the right railroaders, systematically onboarding employees, and is working diligently to retain its employees. Deepening employee engagement takes many forms, from regular quality communications to structured talent management, and careful leadership development.

2013 saw the launch of LEAD, a multi-year, customized management leadership training program that reaches across the organization to embed the Company’s leadership model and messages; and the running of LINK, an annual program aimed at accelerating the transfer of railroad knowledge and business leadership skills to key talent. The practice of performance management discussions for all employees (management and union) was continued as was strengthening the onboarding process.

On the labour relations front, over six collective bargaining agreements in the United States were renewed throughout 2013. Progress was made in gaining flexibility through the consolidation of several collective agreements and through the consolidation of bargaining units across most of the properties around greater Chicago, allowing CN to attain a higher level of operating efficiency and to offer better customer service in the area.

STAKEHOLDER ENGAGEMENT

CN is recognized as a company that delivers responsibly, is a key part of the solution for customers, and a true backbone of the economy.

Mr. Mongeau continued to deepen the Company’s sustainability agenda – moving customer goods safely and efficiently, ensuring environmental stewardship, attracting and developing the best railroaders, adhering to the highest ethical standards and building safer, strong communities. In 2013, the Company engaged 258 stakeholders through a formal survey to gather knowledge of the sustainability topics of most interest to them. The results of the survey serve as a means to better focus our continuous improvement initiatives and to guide our future engagement activities.

In broad terms, the Company continued its stakeholder activities: engaging with governments as a participant on advisory councils, review boards and regulatory proceedings; engaging with shareholders through the annual general meeting, quarterly conference calls and through its analyst/investor days in December 2013; working with industry partners through collaborative supply chain service agreements; engaging with suppliers at our annual supplier council and through our Sustainable Procurement Excellence program; strengthening our relationships and improving our communication with customers; ensuring the opportunity for regular two-way communication with employees; structured community engagement; and open dialogue with Aboriginal peoples.

CN MANAGEMENT INFORMATION CIRCULAR 2014	55

Specifically on the safety front, CN actively engaged communities across its network, meeting with emergency responders and elected officials, providing training and expertise and sharing relevant information on dangerous goods shipments. Under Mr. Mongeau’s leadership, CN was also active on the regulatory front, supporting the Transportation Safety Board’s and the National Transportation Safety Board’s recommendations to regulators on the safe transportation of crude oil by rail.

Throughout 2013, CN also continued its support of hundreds of CN railroaders in the Community who are champions in the causes they choose to support. CN granted C$560,000 to support its employees, their families and pensioners in their volunteer efforts. In 2013, CN received a number of awards and recognition including: recognition by the Dow Jones Sustainability Index as both a North American and a world leader in the transportation and transportation infrastructure sector; recognition as a Carbon Disclosure Leader in Canada by CDP; five other safety/HR awards.

LONG-TERM INCENTIVES

PSUs and stock options are granted to the CEO pursuant to the Share Units Plan and the Management Long-Term Incentive Plan. Grants to the CEO are made on the same basis and conditions as those to the other NEOs of the Company, subject to the 20% limitation under the Management Long-Term Incentive Plan. In 2013, Mr. Mongeau received 117,800 PSUs and 190,000 stock options. The fair value of these awards is included in the Summary Compensation Table on page 59, under the Share-Based Awards and Option-Based Awards columns.

In accordance with the disclosure rules issued by the Canadian Securities Administrators, amounts paid to Mr. Mongeau are reported in the prescribed tables in Canadian dollars.

Other Named Executive Officers’ Compensation

LUC JOBIN, EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

Mr. Jobin is accountable for the Company’s financial management and governance, strategic planning and information technology.

Appointed CN’s Executive Vice-President and Chief Financial Officer (“CFO”) in June 2009, Mr. Jobin has extensive experience as a business leader and senior executive within the consumer goods, manufacturing and investment industries.

Mr. Jobin obtained his Chartered Accountant designation from the Canadian Institute of Chartered Accountants and earned his Diploma in Public Accountancy from McGill University.

In 2013, Mr. Jobin’s base salary was increased from US$575,000 to US$600,000 (C$617,940) to maintain his competitive position against market. Under the AIBP, his 2013 target bonus was equivalent to 70% of base salary. In addition, the Committee approved a 2013 grant of 34,700 PSUs and 69,400 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan respectively.

Mr. Jobin’s performance in 2013 was assessed by the CEO against individual performance objectives, including achieving key financial targets, supporting the strategic agenda, driving superior performance, pursuing breakthrough growth opportunities and intensifying employee engagement. Mr. Jobin was assessed as having partially exceeded his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Jobin received a 2013 annual bonus in the amount of US$527,940 (C$561,517).

JIM VENA, EXECUTIVE VICE-PRESIDENT AND CHIEF OPERATING OFFICER

Mr. Vena was accountable for the Company’s North American rail operations. Appointed CN’s Executive Vice-President and Chief Operating Officer (“COO”) in February 2013, Mr. Vena has extensive railway experience having held successively senior positions within the Company’s operating functions.

Mr. Vena joined CN in 1977 as a brakeman in Jasper, Alberta. Mr. Vena gradually took over various management positions in CN operations and marketing and led all three of CN’s operating regions as Senior Vice-President, Southern Region; Senior Vice-President, Western Region; and Senior Vice-President, Eastern Region.

Upon his appointment to EVP and COO in February of 2013, Mr. Vena’s base salary was established at US$560,000 (C$576,744), to provide a competitive position against market. Under the AIBP, his 2013 target bonus was equivalent to 65% of base salary from January 1, 2013 to February 18, 2013 and 70% of base salary from February 19, 2013 to December 31, 2013. In addition, the Committee approved 2013 grants of 30,400 PSUs and 60,800 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan respectively.

In 2013, Mr. Vena’s performance was assessed by the CEO against individual performance objectives, including cost management, asset utilization, service, safety and people. Mr. Vena was assessed as having partially exceeded his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Vena received a 2013 annual bonus in the amount of US$487,926 (C$518,958).

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JEAN-JACQUES RUEST, EXECUTIVE VICE-PRESIDENT AND CHIEF MARKETING OFFICER

Mr. Ruest was appointed CN’s Executive Vice-President and Chief Marketing Officer (“CMO”) on January 1, 2010 and is responsible for providing the strategic direction and leadership for CN’s sales, marketing and supply chain solution groups.

He is a seasoned executive and has extensive marketing experience within the railway industry. Prior to joining CN, he accumulated more than 15 years of experience working for a major international chemical company.

Mr. Ruest holds a Masters in Business Administration in marketing from HEC Montréal and a Bachelor of Science degree in applied chemistry from Université de Sherbrooke. He also completed the executive program from the University of Michigan’s business school.

In 2013, Mr. Ruest’s base salary was increased from US$540,000 to US$560,000 (C$576,744), to maintain his competitive position against market. Under the AIBP, his 2013 target bonus was equivalent to 70% of base salary. In addition, the Committee approved a 2013 grant of 32,780 PSUs and 65,560 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan respectively.

Mr. Ruest’s performance in 2013 was assessed by the CEO against individual performance objectives, including delivering profitable growth and price sustainability, opening new markets with breakthrough opportunities, accelerating the implementation of innovation, strengthening intermodal operations and the deployment of employees within sales and marketing to increase supply chain alignment. Mr. Ruest was assessed as having partially exceeded his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Ruest received a 2013 annual bonus in the amount of US$492,744 (C$524,083).

SEAN FINN, EXECUTIVE VICE-PRESIDENT CORPORATE SERVICES AND CHIEF LEGAL OFFICER

Mr. Finn was appointed Senior Vice-President, Chief Legal Officer and Corporate Secretary in December 2000 and CN’s Executive Vice-President Corporate Services and Chief Legal Officer (“CLO”) in December 2008. He is responsible for a wide array of legal, government, regulatory, public affairs, risk mitigation and security matters. As Corporate Secretary, he is also responsible for CN’s Corporate Governance practices.

Mr. Finn led CN’s tax function and was appointed CN’s Vice-President, Treasurer and Principal Tax Counsel in January 2000. Before joining the Company, he was the Managing Tax Partner for a major Montreal law firm.

Mr. Finn graduated from the Faculty of Law of the University of Montreal, after which he was admitted to the Quebec Bar, and is a member of the Canadian and American Bar Associations. Mr. Finn has completed the Directors Education Program offered by the Institute of Corporate Directors and the Rotman School of Management, as well as the Excellence in the Boardroom Program at the Rotman School of Management, Executive Programs, University of Toronto.

In 2013, Mr. Finn’s base salary was increased from US$513,000 to US$528,000 (C$543,787), to maintain his competitive position against market. Under the AIBP, his 2013 target bonus was equivalent to 70% of base salary. In addition, the Committee approved a 2013 grant of 28,920 PSUs and 57,840 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan respectively.

Mr. Finn’s performance in 2013 was assessed by the CEO against individual performance objectives related to taking CN’s stakeholder engagement to the next level, leading key strategic initiatives associated with Corporate Services, establishing an infrastructure and process for enhancing succession and leadership development activities for his function, ensuring successful corporate governance and being a trusted advisor to the CEO, the executive team and the Board. Mr. Finn was assessed as having fully met his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Finn received a 2013 annual bonus in the amount of US$436,867 (C$464,562).

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Performance Graph

The following Performance Graph illustrates the yearly cumulative total shareholder return on a $100 investment in CN’s common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2008 to the period ending December 31, 2013. It assumes reinvestment of all dividends during the covered period.

	DEC-08	DEC-09	DEC-10	DEC-11	DEC-12	DEC-13
CNR	$100	$130	$153	$188	$215	$292
CNI	$100	$150	$187	$224	$264	$335
S&P/TSX	$100	$135	$159	$145	$155	$176
S&P 500	$100	$126	$146	$149	$172	$228

The following graph illustrates the year-over-year increase in cumulative total shareholder return on a C$100 investment in CN’s common shares on the TSX compared with the total compensation earned by NEOs in each year of the five-year period ending on December 31, 2013, and demonstrates the close link between the two.

Over the last five years, the three main components of compensation — base salary, annual incentive, and LTIs — that were earned by all NEOs combined represented about 1.03% of the approximate C$29 billion aggregate market capitalization increase over the same period. The total compensation earned by NEOs is defined as the amount of base salary and bonus earned during the year, plus the yearly change in unrealized and realized gains from equity-based incentive plans. The Committee believes that the Company’s executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. Over the last five years, approximately 87% of the compensation earned by NEOs was derived from equity-based incentive plans, closely linking their compensation to shareholder return.

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Summary Compensation Table

The following table sets forth the annual total compensation in Canadian dollars for the NEOs, for the years ended December 31, 2013, 2012 and 2011. Fluctuation in the exchange rate may affect year-over-year comparability. Please refer to page 71 for currency exchange information.

		SALARY	SHARE-BASED AWARDS	(2)	OPTION-BASED AWARDS	(2)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS	(3)	PENSION VALUE	(4)	ALL OTHER COMPENSATION	(5)	TOTAL COMPENSATION
NAME AND PRINCIPAL POSITION (1)	YEAR	(C$)	(C$)		(C$)		(C$)		(C$)		(C$)		(C$)
Claude Mongeau	2013	1,055,648	3,210,050		1,609,300		1,644,443		628,000		82,191		8,229,632
President and Chief Executive Officer	2012	999,600	2,654,030		1,698,400		2,208,678		314,000		84,797		7,959,505
	2011	964,373	2,924,889		1,878,000		2,112,055		274,000		81,624		8,234,941
Luc Jobin	2013	617,940	945,575		587,818		561,517		150,669	(7)	18,694		2,882,213
Executive Vice-President	2012	574,770	902,008	(6)	625,011		710,794		141,982	(7)	16,591		2,971,156
and Chief Financial Officer	2011	544,005	1,012,563	(8)	656,048		694,992	(9)	142,360	(7)	14,698		3,064,666
Jim Vena	2013	546,061	980,709		554,670		518,958		2,200,000	(10)	13,497		4,813,895
Executive Vice-President	2012	327,869	184,402		151,003		376,500		144,000		24,329		1,208,103
and Chief Operating Officer	2011	314,534	211,486		164,012		373,130		100,000		464,223		1,627,385
Jean-Jacques Ruest	2013	576,744	893,255		555,293		524,083		310,000		17,233		2,876,608
Executive Vice-President	2012	539,784	718,376		588,264		667,528		174,000		18,059		2,706,011
and Chief Marketing Officer	2011	509,387	793,074		615,045		650,766		183,000		16,442		2,767,714
Sean Finn	2013	543,787	788,070		489,905		464,652		317,000		14,846		2,618,260
Executive Vice-President, Corporate	2012	512,795	651,252		533,298		634,152		137,000		16,126		2,484,623
Services and Chief Legal Officer	2011	494,550	740,202		574,042		605,115		111,000		14,179		2,539,088

(1)
Mr. Mongeau was appointed President and CEO as of January 1, 2010. Mr. Jobin joined CN and assumed the role of Executive Vice-President and CFO as of June 1, 2009. Mr. Vena was appointed Executive Vice-President and Chief Operating Officer as of February 19, 2013. Mr. Ruest was appointed Executive Vice-President and CMO as of January 1, 2010. Mr. Finn was appointed Executive Vice-President Corporate Services and CLO effective December 1, 2008.

(2)
The Committee relies on a number of factors in determining NEO compensation as described in the Compensation Discussion & Analysis. The share and option-based grant date fair value of awards shown in the above table are calculated in accordance with Accounting Standards Codification (ASC) 718 – Compensation – Stock Compensation, under U.S. Generally Accepted Accounting Principles (U.S. GAAP), in order to align with the methodology used in the Company’s financial statements. Please refer to page 60 for a detailed description of the methodology used. The share and option-based awards are sensitive to variations in accounting assumptions, in particular the risk-free interest rate and stock price volatility, which explains the decline in share and option-based grant date fair values between 2011 and 2012.

(3)	Represents the incentive award earned under the AIBP for the applicable year. Refer to page 47 for the details of the AIBP.
(4)	Includes the compensatory value of pension benefits as reported in the “Defined Benefit Plans” and “Defined Contribution Plans” tables in the “Pension Plan Benefits” section on page 69.
(5)
Includes the value of perquisites, personal benefits and other compensation (as applicable), for example post-retirement benefits or the Employer contribution under the ESIP. Perquisites and other personal benefits that in aggregate amount to less than C$50,000 or 10% of the total salary for any of the NEOs are not reported in this column. Details are provided in the table on page 61. Amounts for Mr. Vena include tax protection payments made on behalf of Mr. Vena for United States income taxes paid in excess of Canadian income taxes on stock options exercised in 2011 and 2012, as Mr. Vena's duties were required to be performed in the United States. The tax protection amount paid in 2011 and 2012 were C$456,118, and C$15,644 respectively.

(6)
Mr. Jobin’s share-based award includes 3,669 deferred share units which represent the 25% company-match awarded under the VIDP and vest over 4 years, upon the deferral of his 2011 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$37.82, the share price on the day of the award.

(7)
The pension plan value stated for Mr. Jobin excludes the notional investment earnings (and losses) from the Defined Contribution Supplemental Executive Retirement Plan. Refer to page 68 for details of the Defined Contribution Supplemental Executive Retirement Plans.

(8)
Mr. Jobin’s share-based award includes 4,908 deferred share units which represent the 25% company-match awarded under the VIDP and vest over four years, upon the deferral of his 2010 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$33.95, the share price on the day of the award.

(9)
The amount includes any portion of the annual bonus that was deferred by an NEO. Mr. Jobin elected to defer the totality of his 2011 AIBP payout into deferred share units under the VIDP, up to the maximum limit equivalent to his stock ownership guideline. Payouts from the VIDP occur only upon cessation of employment and are payable in cash. For 2011, his deferral was equivalent to 14,678 units using a share price of US$38.66 with a 25% company match of 3,669 units that will vest over four years, at a rate of 25% per year. Refer to “Deferred Compensation Plans” on pages 66 and 67 for details.

(10)
The increase in pension value for Mr. Vena is mostly attributable to his appointment as Executive Vice-President and Chief Operating Officer of CN on February 19, 2013, which increased his projected pensionable earnings.

CN MANAGEMENT INFORMATION CIRCULAR 2014	59

EXTENSION TO NOTE (2) OF THE SUMMARY COMPENSATION TABLE ON THE CALCULATION OF GRANT DATE FAIR VALUE OF AWARDS

The fair value of the LTI awards reflects their expected value on the date of the grant and is calculated in accordance with Accounting Standards Codification (ASC) 718 — Compensation — Stock Compensation, under U.S. Generally Accepted Accounting Principles (U.S. GAAP), in order to align with the methodology used in the Company’s financial statements. Share-based awards represent the award of company-matched deferred share units under the VIDP and of PSUs under the Share Units Plan. Option-based awards represent the award of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value for DSUs is determined by the closing share price of the Company’s stock on such date. The grant date fair value for PSUs and stock options is determined using the lattice-based valuation model and the Black-Scholes option-pricing model, respectively, and considers the following assumptions:

SHARE-BASED AWARDS (PSUs)	2011 (JANUARY)	2012 (JANUARY)	2013 (JANUARY)	2013 (FEBRUARY)	OPTION-BASED AWARDS	2011 (JANUARY)	2012 (JANUARY)	2013 (JANUARY)	2013 (FEBRUARY)
Closing share price on grant date (C$)	34.45	38.29	47.30	50.75	Closing share price on grant date (C$)	34.45	38.29	47.30	50.75
Risk-free interest rate over term of the award (1)	1.88%	1.05%	1.20%	1.21%	Risk-free interest rate over term of the award (1)	2.53%	1.33%	1.41%	1.48%
Expected stock price volatility over term of the award (2)	28%	22%	17%	17%	Expected stock price volatility over term of the award (2)	26%	26%	23%	23%
Expected annual dividends per share (C$)	0.65	0.75	0.86	0.86	Expected annual dividends per share (C$)	0.65	0.75	0.86	0.86
Expected term (3)	3 years	3 years	3 years	3 years	Expected term (3)	5.3 years	5.4 years	5.4 years	5.4 years
Resulting fair value per unit (C$)	20.18	18.86	27.25	34.08	Resulting fair value per stock option (C$)	7.83	7.72	8.47	9.36

(1)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the award.
(2)
Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award, and for option-based awards, also considers the implied volatility from traded options on the Company’s stock.

(3)
Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses historical data to estimate stock option exercise and employee termination, and groups of employees that have similar historical exercise behaviour are considered separately.

The share and option-based awards are sensitive to variations in accounting assumptions, in particular the risk-free interest rate and stock price volatility.

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DETAILS OF “ALL OTHER COMPENSATION” AMOUNTS FOR 2013, 2012, AND 2011 (1)

NAME	YEAR	PERQUISITES AND OTHER (C$)		(2)		OTHER COMPENSATION (C$)		ALL OTHER COMPENSATION (TOTAL OF THE TWO PREVIOUS COLUMNS) (C$)

Claude Mongeau	2013	Company-leased vehicle:	16,594		ESIP Employer contribution:	22,025	(3)	82,191
		Financial counselling:	15,980		Post-retirement benefits:	2,800	(4)
		Healthcare benefits and
		life insurance:	9,083
		Other perquisites:	15,709

	2012	Company-leased vehicle:	19,325		ESIP Employer contribution:	21,027	(3)	84,797
		Financial counselling:	15,744		Post-retirement benefits:	4,628	(4)
		Healthcare benefits and
		life insurance:	9,715
		Other perquisites:	14,358

	2011	Company-leased vehicle:	18,104		ESIP Employer contribution:	20,206	(3)	81,624
		Financial counselling:	15,300		Post-retirement benefits:	3,140	(4)
		Healthcare benefits
		and life insurance:	9,660
		Other perquisites:	15,214

Luc Jobin	2013		Nil		ESIP Employer contribution:	12,894	(3)	18,694
					Post-retirement benefits:	5,800	(4)

	2012		Nil		ESIP Employer contribution:	12,091	(3)	16,591
					Post-retirement benefits:	4,500	(4)

	2011		Nil		ESIP Employer contribution:	11,398	(3)	14,698
					Post-retirement benefits:	3,300	(4)

Jim Vena	2013		Nil		ESIP Employer contribution:	10,997	(3)	13,497
					Post-retirement benefits:	2,500	(4)

	2012		Nil		ESIP Employer contribution:	6,885	(3)	24,329
					Post-retirement benefits:	1,800	(4)
					Tax protection:	15,644	(5)

	2011		Nil		ESIP Employer contribution:	6,605	(3)	464,223
					Post-retirement benefits:	1,500	(4)
					Tax protection:	456,118	(5)

Jean-Jacques Ruest	2013		Nil		ESIP Employer contribution:	12,033	(3)	17,233
					Post-retirement benefits:	5,200	(4)

	2012		Nil		ESIP Employer contribution:	11,355	(3)	18,059
					Post-retirement benefits:	6,704	(4)

	2011		Nil		ESIP Employer contribution:	10,673	(3)	16,442
					Post-retirement benefits:	5,769	(4)

Sean Finn	2013		Nil		ESIP Employer contribution:	11,346	(3)	14,846
					Post-retirement benefits:	3,500	(4)

	2012		Nil		ESIP Employer contribution:	10,787	(3)	16,126
					Post-retirement benefits:	5,339	(4)

	2011		Nil		ESIP Employer contribution:	10,362	(3)	14,179
					Post-retirement benefits:	3,817	(4)

(1)
This table outlines the perquisites and other compensation received by NEOs in 2011, 2012 and 2013. The amounts are calculated based on the incremental cost to the Company. Effective January 1, 2010, the Company eliminated tax gross-ups on such perquisites and revised its policy to restrict the usage of the corporate aircraft to business-related purposes, save for certain exceptional circumstances.

(2)
Perquisites and other personal benefits include the use of a company-leased vehicle, parking, club membership, executive physical exam, financial counselling and tax services, and certain healthcare benefits and life insurance coverage. The incremental cost to the Company is determined by the actual cost of the company-leased vehicle (including gas and maintenance fees), parking, club membership, executive physical exam, financial counselling and tax services and by the cost of certain healthcare benefits and life insurance coverage in excess of that offered to salaried employees. See section “Executive Perquisites” on page 50 for more details. Perquisites and other personal benefits that amount to less than C$50,000 (in aggregate) or 10% of total salary for any of the NEOs are reported as “Nil” in this column.

(3)	Represents the value of the Company-match under the ESIP.
(4)	Represents the service cost for post-retirement benefits, if applicable.
(5)
Amounts for Mr. Vena include tax protection payments made on behalf of Mr. Vena for United States income taxes paid in excess of Canadian income taxes on stock options exercised in 2011 and 2012, as Mr. Vena�s duties were required to be performed in the United States. The tax protection amount paid in 2011 and 2012 were C$456,118, and C$15,644 respectively.

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Incentive Plan Awards

Share-Based and Option-Based Awards in 2013

The following table shows information regarding grants of PSUs made to NEOs under the Share Units Plan, grants of stock options made under the Management Long-Term Incentive Plan and awards of company-matched DSUs under the VIDP in 2013.

					SHARE PRICE	AWARD’S
			SECURITIES, UNITS		ON DATE	GRANT DATE
			OR OTHER RIGHTS	END OF PLAN PERIOD	OF GRANT	FAIR VALUE(1)
NAME	GRANT DATE	AWARD TYPE	(#)	OR EXPIRY DATE	(C$)	(C$)

Claude Mongeau	January 24, 2013	PSUs(2)	117,800	December 31, 2015	47.30	3,210,050
		Stock Options(3)	190,000	January 24, 2023	47.30	1,609,300
Luc Jobin	January 24, 2013	PSUs(2)	34,700	December 31, 2015	47.30	945,575
		Stock Options(3)	69,400	January 24, 2023	47.30	587,818
Jim Vena	February 19, 2013	PSUs(2)	22,300	December 31, 2015	50.75	759,984
		Stock Options(3)	44,600	February 19, 2023	50.75	417,456
	January 24, 2013	PSUs(2)	8,100	December 31, 2015	47.30	220,725
		Stock Options(3)	16,200	January 24, 2023	47.30	137,214
Jean-Jacques Ruest	January 24, 2013	PSUs(2)	32,780	December 31, 2015	47.30	893,255
		Stock Options(3)	65,560	January 24, 2023	47.30	555,293
Sean Finn	January 24, 2013	PSUs(2)	28,920	December 31, 2015	47.30	788,070
		Stock Options(3)	57,840	January 24, 2023	47.30	489,905

(1)	The grant date fair values reported for PSUs and stock options are calculated using the same assumptions as described in the extension to footnote 2 of the Summary Compensation Table on page 59.
(2)
The PSUs granted in 2013 were made under the Share Units Plan. Under this plan, the payout is subject to the attainment of average ROIC targets for the plan period that determine the applicable performance vesting factor (as an example, threshold, target, and maximum performance levels are 50%, 100% and 150% respectively). The payout is also conditional to meeting a minimum share price condition of C$45.05 or US$45.51, as described under “Performance Share Units: 2013 Award” on page 50.

(3)
The stock options granted in 2013 were made under the Management Long-Term Incentive Plan and vest over a period of four years, with 25% of the stock options vesting at each anniversary date of the award. Unexercised stock options shall expire on the tenth anniversary of the date of the award. See section “Management Long-Term Incentive Plan” on page 65 for a description of the plan.

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Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards made to NEOs and outstanding on December 31, 2013.

	OPTION-BASED AWARDS (1)						SHARE-BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE (C$)	(2)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS (C$)	(3)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	(4)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED (C$)	(5)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS THAT HAVE NOT PAID OUT OR DISTRIBUTED (C$)	(6)

Claude Mongeau	190,000	50.18		2023/01/24	46,672,651		258,560		15,658,394		37,722,561
	220,000	40.61		2022/01/26
	240,000	36.91		2021/01/27
	256,000	27.25		2020/01/28
	160,000	18.17		2019/01/26
	120,000	25.57		2018/01/24
	92,000	23.76		2017/01/25
	120,000	23.89		2016/01/27
	160,000	15.52		2015/01/28
Luc Jobin	69,400	50.18		2023/01/24	10,184,847		80,904		4,899,543		6,845,216
	80,960	40.61		2022/01/26
	83,840	36.91		2021/01/27
	97,400	27.25		2020/01/28
	70,000	23.60		2019/06/01
Jim Vena	44,600	53.34		2023/02/19	3,717,997		40,180		2,433,301		2,860,226
	16,200	50.18		2023/01/24
	19,560	40.61		2022/01/26
	20,960	36.91		2021/01/27
	30,200	27.25		2020/01/28
	24,000	18.17		2019/01/26
	8,700	25.57		2018/01/24
Jean-Jacques Ruest	65,560	50.18		2023/01/24	13,460,114		70,880		4,292,493		13,016,922
	76,200	40.61		2022/01/26
	78,600	36.91		2021/01/27
	87,400	27.25		2020/01/28
	40,000	20.96		2019/01/26
	30,000	24.23		2018/01/24
	33,600	26.35		2017/01/25
	12,800	23.48		2016/06/12
	23,200	25.81		2016/01/27
	32,000	18.11		2015/01/28
Sean Finn	57,840	50.18		2023/01/24	7,324,919		63,460		3,843,138		3,332,011
	69,080	40.61		2022/01/26
	73,360	36.91		2021/01/27
	87,400	27.25		2020/01/28
	15,900	18.17		2019/01/26

(1)	Includes all stock options granted under the Management Long-Term Incentive Plan and outstanding on December 31, 2013.
(2)
All stock option exercise prices shown are in Canadian dollars. Where applicable, stock option exercise prices in U.S. dollars resulting from stock option grants to NEOs made in U.S. dollars, were converted to Canadian dollars using the December 31, 2013 exchange rate of US$1.00 = C$1.0636. The following table presents the option exercise prices that were converted to Canadian dollars:

	OPTION EXERCISE	OPTION EXERCISE
	PRICE	PRICE
OPTION EXPIRATION DATE	(US$)	(C$)

19/02/2023	50.15	53.34

24/01/2023	47.18	50.18

26/01/2022	38.19	40.61

27/01/2021	34.71	36.91

28/01/2020	25.62	27.25

01/06/2019	22.19	23.60

26/01/2019	17.09	18.17

24/01/2018	24.04	25.57

25/01/2017	22.34	23.76

27/01/2016	22.47	23.89

28/01/2015	14.60	15.52

CN MANAGEMENT INFORMATION CIRCULAR 2014	63

(3)
The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in Canadian dollars is the difference between the closing share price of the common shares on December 31, 2013, on the TSX (C$60.56) and the exercise price. The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in U.S. dollars is the difference between the closing share price of the common shares on December 31, 2013 on the NYSE (US$57.02) converted to Canadian dollars based on the December 31, 2013 exchange rate of US$1 = C$1.0636 (i.e. US$57.02 1.0636 = C$60.65) and the exercise price converted to Canadian dollars using this same exchange rate. Please refer to Note 2 of this table for additional details. This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(4)
Includes all PSUs outstanding on December 31, 2013 that have not vested on such date under the Share Units Plan. Payouts for these units are conditional to meeting performance criteria and a minimum share price condition that may or may not be achieved. For Mr. Jobin, the value also includes the company-matched DSUs outstanding on December 31, 2013 (5,724 units) that have not vested on such date under the VIDP. Under the plan, company-match DSUs vest over four years, at a rate of 25% per year.

(5)
The value of outstanding share units awarded under the PSU Plan is based on the closing price of the common shares on the TSX on December 31, 2013 (C$60.56) assuming that the target average ROIC objective (i.e. 100%) and the minimum share price condition are met. In accordance with the plan, a performance vesting factor between 0% and 150% will apply to the awarded share units. For Mr. Jobin, the value of the company-matched DSUs awarded under the VIDP is based on the closing price of the common shares on the TSX on December 31, 2013 (C$60.56) and is equivalent to C$346,642.

(6)
Includes the value as at December 31, 2013 of the 2011 PSU awards granted under the Share Units Plan based on the closing price of the Company’s common shares on the TSX of C$60.56. The average ROIC for the period ending on December 31, 2013 was 15.88%, exceeding the target for the plan period. The performance vesting factor was therefore 150% and the minimum share price condition was also met. Payout for the 2011 PSU award occurred in February 2014 and was based on the average 20-day share price for the period ending January 31, 2014 (C$58.87/US$53.76). Also includes the value as at December 31, 2013 of the DSUs that have vested under the terms of the VIDP and the Senior Executive Bonus Share Plan based on the closing share price of the Company’s common shares on the TSX of C$60.56. Units held under these deferred compensation plans are only payable upon cessation of employment (please refer to pages 66 and 67 for more details on the Company’s Deferred Compensation Plans). The following table provides the breakdown, for each of the NEOs, of the market value of vested share-based awards that were not paid out or distributed on December 31, 2013:

	2011 PSUs	ACCUMULATED DSUs	TOTAL
NEOs	(C$)	(C$)	(C$)

Claude Mongeau	13,166,350	24,556,211	37,722,561

Luc Jobin	3,808,013	3,037,203	6,845,216

Jim Vena	952,003	1,908,223	2,860,226

Jean-Jacques Ruest	3,570,012	9,446,910	13,016,922

Sean Finn	3,332,011	0	3,332,011

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value from incentive plans vested or earned by NEOs under the Company’s incentive plans, including the annual incentive bonus, PSUs, DSUs and stock options earned during the financial year ended December 31, 2013.

					NON-EQUITY
	OPTION-BASED		SHARE-BASED		INCENTIVE PLAN
	AWARDS – VALUE		AWARDS – VALUE		COMPENSATION – VALUE
	VESTED DURING		VESTED DURING		EARNED DURING
	THE YEAR	(1)	THE YEAR	(2)	THE YEAR
NAME	(C$	)	(C$	)	(C$	)

Claude Mongeau	3,910,882		13,166,350		1,644,443

Luc Jobin	1,508,506		3,935,435		561,517

Jim Vena	645,449		952,003		518,958

Jean-Jacques Ruest	1,177,728		3,570,012		524,083

Sean Finn	1,946,129		3,332,011		464,652

(1)
Represents the value of the potential gains from stock options granted under the Management Long-Term Incentive Plan in 2009, 2010, 2011 and 2012 that have vested during the 2013 financial year. These grants all vest over four years, with 25% of stock options vesting on each anniversary date (see section “Management Long-Term Incentive Plan” starting on page 65 for a description of the Plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the stock option grant anniversary dates in 2013 and the exercise price, converted to Canadian dollars when applicable using the exchange rate on such vesting date (see “Currency Exchange Information” on page 71). This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(2)
Includes PSUs granted in 2011 that vested on December 31, 2013 under the Share Units Plan and, for Mr. Jobin, the 25% of the Company-matched DSUs that vested on January 31, 2013 under the VIDP. The PSU values included in the table have been calculated by multiplying the number of units granted by the performance vesting factor of 150% and by the closing price of the common shares on December 31, 2013 on the TSX (C$60.56) As provided under the plan, the actual payout occurred in February 2014 and was based on the average 20-day share price for the period ending January 31, 2014 (C$58.87/US$53.76).

(3)	Represents the amount of bonus earned under the AIBP for the financial year ending on December 31, 2013.

CN MANAGEMENT INFORMATION CIRCULAR 2014	64

Incentive Plan Awards – Value of Exercised Stock Options During the Year

The following table lists the number of shares acquired and the value realized as a result of stock options exercised by NEOs in 2013. For stock options exercised, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of CN common shares on the exercise date.

	NUMBER OF SHARES	VALUE REALIZED ON
	ACQUIRED ON	EXERCISE
NAME	EXERCISE	(C$)

Claude Mongeau	–	–

Luc Jobin	–	–

Jim Vena	–	–

Jean-Jacques Ruest	–	–

Sean Finn	50,500	1,825,912

Management Long-Term Incentive Plan

The Management Long-Term Incentive Plan (the “Plan”) was approved by the Company’s shareholders on May 7, 1996 and amended on April 28, 1998, April 21, 2005, April 24, 2007 and on March 4, 2008.

Eligible participants under the Plan are employees of the Company or its affiliates as determined by the Board of Directors. Pursuant to an amendment approved by the Board of Directors on March 8, 2005, grants cannot be made to non-executive Board directors under the Plan. While they remained as participants in the Plan for previous grants, the last time non-executive Board directors received stock options was in 2002, which stock options have all expired on January 25, 2012. The maximum number of common shares that may be issued under the Plan is 120,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the Plan, as at December 31, 2013.

STOCK OPTIONS OUTSTANDING AND AVAILABLE FOR GRANT AS OF FEBRUARY 28, 2013

		% OF
		OUTSTANDING
	# COMMON	COMMON
	SHARES	SHARES
Stock options already granted
and outstanding	8,485,029	1.03
Stock options issuable under the Plan	19,224,468	2.33
Shares issued following the exercise
of stock options	92,290,503	11.16

The following table presents information concerning stock options granted under the Plan as at December 31 of the years indicated below.

	2013	2012
Number of stock options granted
during the year	1,063,920	1,183,120
Number of employees who were
granted stock options	199	197
Number of stock options outstanding
at year-end	7,684,324	8,491,900
Weighted average exercise price of
stock options outstanding	C$30.97	C$26.05
Number of stock options granted as
a % of outstanding shares	0.13%	0.14%
Number of stock options exercised	1,448,406	6,418,580

The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the Plan and under any other plan which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the previous table, the number of stock options granted is well below the 1% limitation. Stock options are non-transferable except, in certain circumstances, upon the death of the holder of such stock options.

CN MANAGEMENT INFORMATION CIRCULAR 2014	65

Stock Option Features

Grant Currency	Same currency as the recipient’s salary
Exercise Price	At least equal to the closing share price of the common shares on the TSX or the NYSE (depending on the grant currency) on the grant date.
Term	Ten years
Vesting Criteria
Stock options may become exercisable on the anniversary date (“conventional stock options”) and/or upon meeting performance targets (“performance options”) as established for each grant.

Since 2005, grants have been of conventional stock options, which vest over four years, with 25% of stock options vesting on each anniversary.

Termination Conditions
Stock options shall be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment.

In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant shall be cancelled three months after termination of the participant’s employment.

In the case of retirement, stock options are cancelled three years after the retirement date.

In the event of a participant’s death, all available stock options may be exercised by the estate within a period of twelve months.

In the event non-compete, non-solicitation, confidentiality or other conditions of the grant are breached, stock options shall be forfeited and cancelled.

These conditions are subject to the discretion of the Committee.

At the 2007 annual meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the Plan. Such amendment provisions state that the Board of Directors or the Committee, as provided in the Plan or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the Plan or suspend or terminate the Plan or amend the terms of any then outstanding award of stock options under the Plan (“Options”) provided, however, that the Company shall obtain shareholder approval for:

(i)
any amendment to the maximum number of common shares issuable under the Plan, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”);

(ii)	any amendment which would allow non-employee directors to be eligible for new awards under the Plan;

(iii)	any amendment which would permit any Option granted under the Plan to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);

(iv)	the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the Plan reserve;

(v)
the addition in the Plan of deferred or performance share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company;

(vi)
any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment;

(vii)	any extension to the term of an outstanding Option beyond the original expiry date, except in the case of an extension due to a blackout period;

(viii)	any increase to the maximum number of common shares that may be issued:

a.	under the Plan to any one participant during any calendar year; or

b.	under the Plan and under any other plan to any one participant; and

(ix)	the addition in the Plan of any form of financial assistance and any amendment to a financial assistance provision which is more favourable to participants.

No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the Plan, unless the rights of the participants shall then have terminated in accordance with the Plan.

On March 4, 2008, the Plan was amended to include a “double trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based stock options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. Please refer to “Change of Control Provisions” on page 51 for more details on such amendment.

Deferred Compensation Plans

The Voluntary Incentive Deferral Plan was introduced by the Company in 2002. This plan allows NEOs and other senior management employees to elect to defer up to 100% of their annual bonus, PSU payouts and other amounts paid under an eligible incentive plan (as approved by the Board of Directors) into deferred share units (“DSUs”) payable in cash upon retirement or termination of employment. A DSU is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional DSUs, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the 20-day average closing share price on the deferral date. Deferral elections are made at incentive plan. The maximum total amount participants can defer to DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section on “Stock Ownership” under

CN MANAGEMENT INFORMATION CIRCULAR 2014	66

“Other Key Compensation Policies of the Company” on page 51 for a detailed description). In other words, the election to receive eligible incentive payments in DSUs is not available to a participant when the value of the participant’s vested DSU account is sufficient to meet the Company’s stock ownership guidelines.

The Company also credits a company match equal to 25% of the number of DSUs resulting from an eligible deferral. These company-matched DSUs vest over a period of four years (25% per year) from the deferral date.

The payout of the DSUs is established based on the 20-day average closing share price at the retirement or termination date and includes the vested company-matched DSUs as well as notional dividends accrued over the deferral period. A lump sum payment is made to eligible Canadian executives following their termination. For eligible U.S. tax payers, in compliance with U.S. tax regulations, payment of amounts deferred or vested after December 31, 2004 is made after a six-month waiting period as a lump sum or in monthly instalments not exceeding ten years, in accordance with the executive’s irrevocable election.

Due to its tax effectiveness and the additional match provided by the Company, this plan offers an opportunity for executives to increase their stake in CN, linking their future returns to the share price performance.

Certain executives hold DSUs in accordance with past awards made under the Senior Executive Bonus Share Rights Plan. These awards, which vested in January 2001, are payable upon their retirement or termination date. No additional awards may be made under this plan.

No modification to the nature of the deferrals under both plans can be made, unless the Board of Directors approves an amendment of the plans.

 Employment Arrangements

Claude Mongeau was appointed President and CEO of the Company effective January 1, 2010. The Board of Directors, upon the recommendation of the Committee, approved, at its April 20, 2009 meeting, the terms and conditions of Mr. Mongeau’s employment. Mr. Mongeau’s employment as President and CEO is not for a fixed term; he serves at the will of the Board.

For 2013, Mr. Mongeau’s salary was increased to US$1,025,000, as part of the annual compensation review process, based on performance and market trends. The President and CEO remains eligible for the same compensation, benefit plans and policies as the other executives except for the following:

•	Under the AIBP, his target payout is 120% of base salary with a payout ranging from 0% to 240%.

•
Mr. Mongeau’s supplemental pension plan remains in effect, but the annual pension benefit payable under this plan upon retirement is capped at US$1,000,000. See also the “Pension Plan Benefits” section that starts on page 69.

•
Mr. Mongeau is required to maintain a minimum level of stock ownership equivalent to five times his annual salary. He is also required to maintain this stock ownership level for one year following retirement.

•	Mr. Mongeau is limited to participating in only one outside public company board.

The Company has not entered into formal employment agreements with the other NEOs. It has only provided appointment letters setting forth general details of employment which are all described in this Information Circular.

Pension Plan Benefits

Canadian Pension Plans and Other
Retirement Arrangements

CN'S PRINCIPAL PENSION PLAN (“CNPP”) AND SENIOR MANAGEMENT PENSION PLAN (“SMPP”)

Messrs. Mongeau, Vena, Ruest and Finn participate in the CNPP and SMPP, which are federally-registered defined benefit pension plans designed to provide retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Under the CNPP, pensionable earnings consist of base salary and overtime. Under the SMPP, pensionable earnings include base salary, overtime, and bonuses paid by the Company under the AIBP, up to the employee’s target level. In 2013, the aggregate annual retirement benefit payable under both plans is subject to a maximum of C$2,697 per year of pensionable service and is calculated as follows:

•
1.7% of highest average earnings up to the average year’s maximum pensionable earnings (“YMPE”) as defined under the Quebec/Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years)

plus

•	2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years).

Under both plans, if the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement from active employment, the participant is eligible to receive an immediate, unreduced pension, subject to Company consent. Retirement benefits vest immediately when participation begins.

CN MANAGEMENT INFORMATION CIRCULAR 2014	67

SPECIAL RETIREMENT STIPEND

Executives and senior management employees who participate in the CNPP also participate in a non-registered, supplemental executive retirement program called the Special Retirement Stipend (“SRS”). SRS participants enter into an agreement, which includes confidentiality, non-compete and non-solicitation clauses.

Messrs. Mongeau, Vena, Ruest and Finn have each signed an SRS agreement.

The annual amount payable under the SRS equals 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension under the CNPP and SMPP (approximately C$142,124 in 2013), multiplied by the number of years of pensionable service (maximum 35 years).

Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee’s target level.

If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS benefit, subject to the conditions set out in the agreement.

SRS benefits for employees who entered into an SRS agreement prior to July 1, 2002 vest after two years of employment. For employees who entered into an SRS agreement on or after July 1, 2002, the SRS benefits become vested only if the employee remains in active service for two years and until the age of 55. SRS retirement benefits are paid out of operating funds and secured through letters of credit.

Mr. Mongeau’s annual benefit payable under the SRS shall not exceed US$1,000,000 (C$1,063,600).

DEFINED CONTRIBUTION PENSION PLAN FOR EXECUTIVES AND SENIOR MANAGEMENT (“DCPP”)

Mr. Jobin participates in the DCPP.

The DCPP is a federally-registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006 had a one-time opportunity to either join the DCPP or maintain participation in the CNPP and SMPP mentioned above. Messrs. Mongeau, Vena, Ruest and Finn elected to remain in the CNPP and SMPP. Executives and senior management employees hired on or after January 1, 2006 automatically join the DCPP.

Executives participating in the DCPP contribute a specific percentage of their pensionable earnings into their account and the Company contributes the same percentage, subject to the maximum contribution imposed by the Canadian Income Tax Act (C$24,270 in 2013).

The contribution percentage for executives depends on age and service as follows:

POINTS (SUM OF AGE AND SERVICE)	% OF PENSIONABLE EARNINGS
Up to 39	6%
40–49	7%
50–59	8%
60 and above	9%

Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. All contributions vest immediately and are invested in various investment funds as selected by the participant. No withdrawals or distributions are permitted prior to employment termination.

DEFINED CONTRIBUTION SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (“DC SERP”)

Mr. Jobin participates in the DC SERP.

The DC SERP is a non-registered defined contribution pension plan designed to provide executives and senior management employees with retirement benefits in excess of the Canadian Income Tax Act limits applicable to the DCPP described above. Once contributions have reached the limit prescribed by the Canadian Income Tax Act in the DCPP in a given year, an amount equal to employer and employee contributions in excess of the limit is gradually credited by the Company to a notional account under the DC SERP. These notional contributions vest after two years of employment. Employees do not contribute to the DC SERP.

Notional contributions accrue investment credits using investment options as selected by the participant in the DCPP. No withdrawals or distributions are permitted prior to employment termination.

Effective January 1, 2011, the DC SERP was amended to include certain confidentiality, non-compete, non-solicitation and other covenants as a condition of payment of retirement benefits accruing as of the effective date.

CN MANAGEMENT INFORMATION CIRCULAR 2014	68

Defined Benefit Plans Table

The following amounts have been calculated using the actuarial assumptions disclosed in Note 11 — Pensions, on page 71 of the 2013 Annual Report and in Note 11 — Pensions, on page 70 of the 2012 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company’s defined benefit registered pension plans and non-registered supplemental pension arrangements for 2013 and are in Canadian dollars.

	NUMBER OF YEARS OF CREDITED SERVICE (#)	ANNUAL BENEFITS PAYABLE			OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION (C$)		COMPENSATORY CHANGE(1) (C$)					NON-COM- PENSATORY CHANGE (C$)		CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION (C$)
NAME		AT YEAR END (C$)	AT AGE 65 (C$)	(2)		(3)	SERVICE COST	IMPACT OF SALARY/ BONUS		IMPACT OF PLAN CHANGES	TOTAL		(4)		(3)
Claude Mongeau	19.67	800,000	1,197,000		10,827,000		583,000	45,000		0	628,000	559,000		12,014,000
Jim Vena	34.50	432,000	677,000		5,487,000		213,000	1,987,000	(5)	0	2,200,000	445,000		8,132,000
Jean-Jacques Ruest	17.67	310,000	464,000		3,956,000		232,000	78,000		0	310,000	291,000		4,557,000
Sean Finn	20	360,000	541,000		4,410,000		230,000	87,000		0	317,000	329,000		5,056,000

(1)
The change in present value that is attributable to compensation includes the service cost net of employee contributions, the increase in earnings in excess or below what was assumed and the impact of plan changes. The service cost net of employee contributions is the estimated value of the employer portion of benefits accrued during the calendar year.

(2)	The projected pension is based on current compensation levels and assumes the executive will receive 80% of his target bonus for the years after 2014.
(3)	The present value of the defined benefit obligation is the value of the benefits accrued for all service to the specified point in time.
(4)
The change in present value that is not compensatory includes employee contributions, interest cost, changes in assumptions and gains and losses other than those resulting from a difference in earnings. The impact on the present value at the end of 2013 relating to the change in assumptions was mainly due to the increase in the discount rate which decreased the present value, as well as the change in the mortality table and the increase in the currency exchange rate which increased the present value.

(5)
The compensatory change for Mr. Vena is mostly attributable to his appointment as Executive Vice-President and Chief Operating Officer of CN on February 19, 2013, which increased his projected pensionable earnings.

Defined Contribution Plans Table

The table below includes amounts from the Company’s registered and non-registered defined contribution plans.

	ACCUMULATED VALUE	COMPENSATORY		NON-COMPENSATORY		ACCUMULATED VALUE
	AT START OF YEAR	AMOUNT	(1)	AMOUNT	(2)	AT YEAR END
NAME	(C$)	(C$)		(C$)		(C$)
Luc Jobin (3)	527,301	150,669		112,410		790,380

(1)	Represents employer contributions and notional contributions.
(2)	Represents employee contributions and, if any, investment gains and losses and notional investment credits and losses.
(3)	Mr. Jobin participates in the Defined Contribution Pension Plan and DC SERP.

Non-Registered Plans Table

The following table provides the total present value for CN’s non-registered defined benefit and defined contribution plans. These amounts were determined using the actuarial assumptions disclosed in Note 11 — Pensions, on page 71 of the 2013 Annual Report and in Note 11 — Pensions, on page 70 of the 2012 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. Amounts include the value of pension benefits for active, deferred and retired executive and senior management participants for 2013.

	OPENING	CLOSING
	PRESENT VALUE	PRESENT VALUE
	OF BENEFIT	OF BENEFIT
	OBLIGATION	OBLIGATION
PLANS	(C$)	(C$)
Non-Registered Defined Benefit
Plans in Canada and U.S.	274,700,000	284,500,000(1)
Non-Registered Defined
Contribution Plans in Canada
and U.S.	2,100,000	2,300,000

(1)	The increase in the present value at the end of 2013 was mainly due to benefit accruals, the change in the mortality table and the increase in the currency exchange rate.

CN MANAGEMENT INFORMATION CIRCULAR 2014	69

Termination and Change of Control Benefits

The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, change of control or a change in responsibilities of a Named Executive Officer, other than the conditions provided in the compensation plans, and summarized as follows:

	RESIGNATION	INVOLUNTARY TERMINATION		RETIREMENT	CHANGE OF CONTROL	TERMINATION FOR CAUSE
Annual Incentive Bonus Plan	Forfeits eligibility to the plan	Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year		Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year (minimum of 3 months), subject to providing a 6-month notice period prior to retirement	No specific provision	Forfeits eligibility to the plan
Stock Options (1)	All stock options are cancelled	Grants made before January 2009 Continued vesting for three months Exercise of vested stock options within three months or otherwise forfeited	Grants made since January 2009 Continued vesting for three months Exercise of vested stock options within three months or otherwise forfeited	Grants made before January 2009 Continued vesting for three years Exercise of vested stock options within three years or otherwise forfeited
Grants
made since January 2009

Subject
to respect of 2-year non-compete,
non-solicitation and confidentiality provisions

Continued
vesting for three years

Exercise of
vested stock
options within three years or otherwise
forfeited

Since 2011,
the above conditions only apply if the executive remains in continuous and active service until the last day of the year in which the
grant was made
Grants made prior to March 4, 2008 Immediate vesting of conventional stock options
Grants
made since
March 4, 2008

If proper substitute
is granted, immediate vesting would occur only if
participant is
terminated without cause or resigns for good reason (2)
within two years of
the Change of Control
All stock options are cancelled
Performance Shares Units (1)	All PSUs are cancelled	Partial payout if performance criteria met and prorated based on active service during the plan period Subject to respect of 2-year non-compete, non-solicitation and confidentiality provisions
Full payout if performance criteria met and if the executive remains in continuous and active service until the last day of the year in which the grant was made

Subject to respect of 2-year non-compete, non-solicitation and confidentiality provisions
					If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change in Control	All PSUs are cancelled
Deferred Share Units	Payment of all vested units, including the vested company- matched DSUs	Payment of all vested units, including the vested company-matched DSUs		Payment of all vested units, including the vested company-matched DSUs	Immediate vesting of unvested company-matched DSUs	Payment of all vested units, ncluding the vested company-matched DSUs
Registered Pension Plans	Payment of vested benefits	Payment of vested benefits		Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Non-Registered Pension Plans and Arrangements (1)	Payment of vested benefits	Payment of vested benefits		Payment of vested benefits	Payment of vested benefits	Payment of vested benefits, except for SRS benefits which are forfeited

(1)
In the event of resignation, involuntary termination, retirement or change of control, the payment of awards or vested benefits is subject to certain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive provisions as per the respective plan rules and arrangements.

(2)
A resignation for good reason may take place only during the twenty-four months following a change of control if (i) the executive is required to relocate his or her office or home base to a location that is outside a 100 kilometer radius of his or her office or home base immediately prior to the change of control or (ii) the executive is assigned a set of responsibilities and/or the employment or continued employment of the executive on terms and conditions that are not the substantial equivalent of such executive’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the change of control.

Severance entitlement payable to the NEOs would generally be determined in accordance with applicable legal requirements.

CN MANAGEMENT INFORMATION CIRCULAR 2014	70

Involuntary Termination

In the event of an involuntary termination, an NEO would receive a severance amount generally in line with applicable legal requirements. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated as per the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on page 70.

Retirement

On December 31, 2013, Mr. Vena was eligible for retirement with unreduced retirement benefits. Messrs. Ruest and Finn were also eligible for retirement but did not have sufficient service for unreduced retirement benefits. Had Messrs. Vena, Ruest and Finn retired on December 31, 2013, no incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated as per the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on page 70.

Change of Control

The following table shows the incremental benefits that NEOs would have been entitled to had there been a change of control on December 31, 2013.

CHANGE OF CONTROL

	SHARE	STOCK	DEFERRED
	UNITS PLAN(1)	OPTIONS(2)	SHARE UNITS	TOTAL
NAME	(C$)	(C$)	(C$)	(C$)
Claude Mongeau	0	0	0	0
Luc Jobin	0	0	346,642	346,642
Jim Vena	0	0	0	0
Jean-Jacques Ruest	0	0	0	0
Sean Finn	0	0	0	0

(1)
An NEO would be eligible to immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control.

(2)
An NEO would be eligible to immediate vesting of the unvested company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see pages 66 and 67, section “Deferred Compensation Plans” for a description of the Voluntary Incentive Deferral Plan). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2013 (C$60.56).

Currency Exchange Information

Compensation disclosed in the section “Statement of Executive Compensation” that is paid in U.S. dollars was converted to Canadian dollars using the following currency exchange rates:

	EXCHANGE RATE USED	ACTUAL RATE US$1 = C$X
Salary	Average rate during the year	2013:	1.0299
All other compensation		2012:	0.9996
		2011:	0.9891
Annual incentive bonus plan	When bonus is earned	December 31, 2013:	1.0636
	(i.e. December 31)	December 31, 2012:	0.9949
		December 31, 2011:	1.0170
Pension value	December 31	December 31, 2013:	1.0636
Value of unexercised in-the-money stock options		December 31, 2012:	0.9949
Market value of share-based awards that have not vested		December 31, 2011:	1.0170
Non-equity incentive plan compensation – Value earned during the year
Termination scenarios – incremental costs
Option-based awards – Value vested during the year	Actual vesting date of the grants made on:
	January 26, 2012	January 26, 2013:	1.0065
	January 27, 2011	January 27, 2013:	1.0065
	January 28, 2010	January 28, 2013:	1.0065
	June 1, 2009	June 1, 2013:	1.0368
	January 26, 2009	January 26, 2013:	1.0065

CN MANAGEMENT INFORMATION CIRCULAR 2014	71

OTHER INFORMATION

Securities Authorized For Issuance Under Equity Compensation Plans

The table below indicates, as at December 31, 2013, certain information with respect to the Company’s Management Long-Term Incentive Plan.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (C$)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN)
Equity compensation plans approved by securityholders	7,684,324	$30.97	20,175,468
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,684,324	$30.97	20,175,468

Indebtedness of Directors and Executive Officers

As of February 28, 2014, there was no outstanding indebtedness of current and former directors, officers and employees of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise.

Interest of Informed Persons and Others in Material Transactions

The Management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries.

Shareholder Proposals

Shareholder proposals to be considered at the 2015 annual meeting of shareholders must be received at the head office of the Company no later than December 12, 2014, to be included in the Information Circular for such annual meeting.

Availability of Documents

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, or may be obtained on request from the Corporate Secretary of the Company.

Approval

The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders.

(signed) Sean Finn
Sean Finn

EXECUTIVE VICE-PRESIDENT
CORPORATE SERVICES AND CHIEF LEGAL OFFICER AND CORPORATE SECRETARY

March 11, 2014

CN MANAGEMENT INFORMATION CIRCULAR 2014	72

SCHEDULE "A" – MANDATE OF THE BOARD

The Board has clearly delineated its role and the role of Management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to Management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time.

Meetings of the Board are held at least nine times a year and as necessary.

As part of its stewardship responsibility, the Board advises Management on significant business issues and has the following responsibilities:

A.	APPROVING CN’S STRATEGY

•
adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by Management.

B.	ASSESSING AND OVERSEEING THE SUCCESSION PLANNING OF EXECUTIVE MANAGEMENT

•
Appointing executive management and monitoring President and Chief Executive Officer (the “President and CEO”) and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually President and CEO and executive management compensation;

•	ensuring that an appropriate portion of President and CEO and executive management compensation is tied to both the short- and longer-term performance of CN; and

•
taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence.

C.	MONITORING CORPORATE GOVERNANCE ISSUES AND BOARD RENEWAL

•	monitoring the size and composition of the Board to favour effective decision-making;

•	taking all reasonable measures to satisfy itself as to the integrity of Management and that Management creates a culture of integrity throughout CN;

•
monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback;

•
taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver;

•	ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration;

•	approving the list of Board nominees for election by shareholders and filling Board vacancies;

•	adopting and reviewing orientation and continuing education programs for directors;

•	overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group; and

•	ensuring a Board succession and renewal plan is in place.

CN MANAGEMENT INFORMATION CIRCULAR 2014	73

D.	MONITORING FINANCIAL MATTERS AND INTERNAL CONTROLS

•
monitoring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

(i)	the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure;

(ii)	the review of the Audit Committee on external auditors’ independence and qualifications;

(iii)	the performance of CN’s internal audit function and of CN’s external auditors; and

(iv)	CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security);

•	ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business and financial strategy; and

•	adopting communications and disclosure policies and monitoring CN’s investor relations programs.

E.	MONITORING PENSION FUND MATTERS

•
monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”); and

•	approving the annual budget of the Investment Division of CN’s Pension Trust Funds.

F.	MONITORING ENVIRONMENTAL, SAFETY AND SECURITY MATTERS

•	monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices.

The non-executive Board members meet before or after every Board meeting without the presence of Management and under the chairmanship of the Board Chair. If such group includes directors who are not Independent, an executive session including only Independent directors is held regularly.

Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request.

The Board annually reviews the adequacy of its mandate.

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SCHEDULE "B" – REPORTS OF THE COMMITTEES

The following are reports of each Board committee as of December 31, 2013. These reports provide details on the activities of each committee but are not meant to be exhaustive.

Report of the Audit Committee

MEMBERS
D. LOSIER (CHAIR), H.J. BOLTON, D.J. CARTY, G.D. GIFFIN, V.M. KEMPSTON DARKES, J.E. O’CONNOR, R. PACE

2013 HIGHLIGHTS

In 2013, the Audit Committee, in accordance with its mandate:

FINANCIAL INFORMATION

•  reviewed and approved the 2012 annual and 2013 quarterly results, Management’s discussion and analysis and the earnings press releases of the Company;

•  reviewed the independent auditors’ reports of the external auditors on the consolidated financial statements of the Company, as well as the internal controls over financial reporting;

•  reviewed financial information contained in the 2012 Annual Information Form, the 2012 Form 40-F and other reports requiring Board approval;

•  reviewed and approved Audit Committee Report and other information appearing in the 2013 Management Information Circular;

•  reviewed analysis and communications materials prepared by Management, the internal auditors or external auditors setting forth any significant financial reporting issues;

•  reviewed the compliance of Management’s certification of financial reports with applicable legislation;

•  reviewed, with the external auditors and Management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•  reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles methods;

•  reviewed financial statements for CN’s pension plans with the independent auditors and responsible officers; and

•  reviewed with external auditors and Management, changes in Accounting for CN’s pension plans and other post employment benefits.

INTERNAL AUDITORS

•  reviewed and approved the internal audit plan;

•  monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensa-tion of its members; and

•  held in-camera meetings with the Chief, Internal Audit.

EXTERNAL AUDITORS

•  reviewed and approved the results of the external audit;

•  recommended to the Board the appointment and terms of engagement of the Company’s external auditors;

•  evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors;

•  discussed, approved and oversaw the disclosure of all audit, review and attest services provided by the external auditors;

•  determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations;

•  reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors; and

•  held in-camera meetings with external auditors.

RISK MANAGEMENT

•  reviewed the Company’s risk assessment and risk management policies, including the Company’s delegation of financial authority, CN’s insurance coverage, information technology risk management, and Business Continuity Management; and

•  assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements.

INTERNAL CONTROL

•  received Management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control;

•  reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

•  reviewed minutes of the Corporate Disclosure Committee; and

•  reviewed project manage-ment processes and controls.

COMMITTEE PERFORMANCE

•  reviewed the processes in place to evaluate the performance of the Audit Committee; and

•  reviewed and approved a forward-looking agenda for the committee for 2013.

OTHER

•  made recommendations to the Board with respect to the declaration of dividends, Non-Freight Processes and Operational Systems; and

•  monitored the tax affairs of the Company.

Submitted by the members of the Audit Committee.

CN MANAGEMENT INFORMATION CIRCULAR 2014	75

Report of the Finance Committee

MEMBERS
A.C. BAILLIE (CHAIR), M.R. ARMELLINO, D.J. CARTY, G.D. GIFFIN, E.E. HOLIDAY, E.C. LUMLEY, D.G.A. MCLEAN, J.E. O’CONNOR

2013 HIGHLIGHTS

In 2013, the Finance Committee, in accordance with its mandate:

FINANCIAL POLICIES

•  provided oversight with respect to CN’s capital structure, cash flows and key financial ratios;

•  made recommendations to the Board with respect to the Company’s financial policies and financial matters affecting the Company;

•  reviewed policies with respect to distributions to shareholders, including policies on dividends, and policies regarding financial hedging, short-term investment and credit;

•  reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies; and

•  reviewed the Company’s Standing Resolution on Delegation of Authority.

FINANCING

•  reviewed the Company’s liquidity position, including the Company’s capital expenditures, capital struc-ture, short-term investments and credit facilities;

•  reviewed Treasury and transactional activities;

•  reviewed prospectuses, offering memoranda and other documents, as well as approved a shelf-prospectus for the issuance of an aggregate principal amount of C$3 billion of debt securities and approved a public two-tranche debt offering of US$600 million, comprised of US$350 million Floating Rate Notes due 2015, and US$250 million 4.5% Notes due 2043; and

•  reviewed and recommended a debt tender offer and the extension of CN’s Revolving Credit facility and Letter of Credit facilities.

FINANCIAL ACTIVITIES

•  recommended decisions related to indebtedness of the Company, as well as loans, guarantees or extension of credit;

•  reviewed and recommended significant capital and other expenditures, such as capacity improvements in the Winnipeg-Edmonton corridor and the Prairie North Line, funding requirement for Positive Train Control, share repurchase program, as well as projected and actual returns from investments;

•  reviewed the Company’s Locomotive Acquisition Plan and its transportation renewal program;

•  oversaw post-completion audits of significant capital projects approved by the Board and post-completion audits carried out by the internal auditors or the external auditors, and reviewed their reports;

•  reviewed and recommended to the Board the sale of a portion of the Oakville Subdivision to Metrolinx; and

•  reviewed and recommended to the Board an additional voluntary contribution to principal CN Pension Plans.

COMMITTEE PERFORMANCE

•  reviewed the processes in place to evaluate the performance of the Finance Committee;

•  assessed the adequacy of the Finance Committee’s Charter and made a report thereon to the Board; and

•  reviewed and approved a forward-looking agenda for the committee for 2014.

OTHER

•  benchmarked quarterly results to those of other major railways.

Submitted by the members of the Finance Committee.

CN MANAGEMENT INFORMATION CIRCULAR 2014	76

Report of the Corporate Governance and Nominating Committee

MEMBERS
M.R. ARMELLINO (CHAIR), A.C. BAILLIE, D.J. CARTY, E.E. HOLIDAY, D. LOSIER, E.C. LUMLEY, D.G.A. MCLEAN, R. PACE

2013 HIGHLIGHTS

In 2013, the Corporate Governance and Nominating Committee, in accordance with its mandate:

COMPOSITION OF
THE BOARD AND ITS
COMMITTEES

•  reviewed the size and composition of the Board and assisted the Board in determining Board Committee size, composition and mandate;

•  reviewed directors’ independence, financial literacy and areas of expertise;

•  reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs;

•  identified candidates qualified to become Board members, and recommended director nominees for the next annual meeting of shareholders; and

•  reviewed director succession and board renewal in light of upcoming director retirements and updated evergreen list.

PERFORMANCE OF
THE BOARD AND ITS
COMMITTEES

•  reviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, peer and Chair evaluation process and the development of Management Information Circular questionnaires.

DIRECTOR COMPENSATION

•  recommended to the Board remuneration of the Board Chair, the Committee Chairs and non-executive directors.

CONTINUING EDUCATION FOR DIRECTORS

•  monitored and reviewed the Company’s orientation and continuing education programs for directors.

CORPORATE GOVERNANCE INITIATIVES

•  reviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of corporate governance guidelines in accordance with applicable rules and regulations;

•  led the annual review of the Company’s Corporate Governance Manual, including recommending to the Board an update to include recent best practices, including recommending to the Board a Board Chair and Committee Chair Tenure Policy;

•  reviewed, monitored and oversaw the disclosure of CN’s Code of Business Conduct;

•  monitored CN’s policy prohibiting its directors and officers to directly or indirectly purchase, sell or otherwise acquire or transfer securities of CN during blackout periods;

•  reviewed adherence to, and amended the Company’s Aircraft Utilization Policy;

•  monitored developments, proposed changes and changes to securities laws, disclosure and other regulatory requirements;

•  reviewed the 2012 Annual Report, Annual Information Form and Form 40-F;

•  reviewed the 2013 Management Information Circular;

•  reviewed Annual Report of CN’s Ombudsman;

•  recommended to the Board a date and location for the Annual Meeting;

•  monitored the Company’s Corporate Disclosure and Communications Policy and the Investor Relations Program; and

•  assisted the Board with the oversight of the Company’s corporate governance and monitored legal & regulatory requirements, as well as best practices.

COMMITTEE PERFORMANCE

•  reviewed the processes in place to evaluate the per-formance of the Corporate Governance and Nominating Committee; and

•  reviewed and approved a forward-looking agenda for the Committee for 2014.

Submitted by the members of the Corporate Governance and Nominating Committee.

CN MANAGEMENT INFORMATION CIRCULAR 2014	77

Report of the Human Resources and Compensation Committee

MEMBERS
G.D. GIFFIN (CHAIR), M.R. ARMELLINO, A.C. BAILLIE, H.J. BOLTON, E.E. HOLIDAY, V.M. KEMPSTON DARKES, D. LOSIER,
E.C. LUMLEY, D.G.A. MCLEAN, R. PACE

2013 HIGHLIGHTS

In 2013, the Human Resources and Compensation Committee, in accordance with its mandate:

SUCCESSION PLANNING

•  reviewed the mechanisms in place regarding succession planning for executive man-agement positions, including that of President and CEO;

•  reviewed the leadership team assessment, including in-depth functional talent reviews; and

•  reviewed the succession plan for management put into place by the President and CEO, including processes to identify, develop and retain the talent of outstanding officers.

PRESIDENT AND CEO
COMPENSATION

•  reviewed corporate goals and objectives relevant to the President and CEO, evaluated his mid-year and annual performance based on those goals and objectives and recommended compensation based on this evaluation, for approval by the Independent Board members; and

•  developed 2013 performance objectives in conjunction with the President and CEO.

APPOINTMENT OF EXECUTIVE MANAGEMENT

•  recommended the appointment of executive management and approved the terms and conditions of their appointment and termination or retirement.

EXECUTIVE COMPENSATION

•  reviewed the validity of the Company’s benchmark group used in determining the compensation of executives;

•  reviewed the evaluation of executive management’s performance and recommended to the Board executive management’s compensation;

•  examined and reviewed each element of executive compensation and reported on compensation practices;

•  monitored any potential risks that could arise from CN’s compensation policies and practices, while ensuring proper risk identification and mitigation practices were in place;

•  reviewed performance of NEOs and the Company’s annual performance as measured under the AIBP;

•  closely monitored bonus outlook, as well as PSU vesting outlook; and

•  reviewed and recommended proposed 2013 bonus targets and performance targets related to PSUs.

EXECUTIVE COMPENSATION DISCLOSURE

•  produced for review and approval by the Board a report on executive compensation for inclusion in the 2013 Management Information Circular.

COMPENSATION
PHILOSOPHY

•  monitored the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short- and longer-term performance of the Company; and

•  monitored the Company policy relating to the positioning of total direct compensation for executives.

PENSION PLANS

•  reviewed and monitored the financial position of CN’s pension plans; and

•  reviewed and recommended Pension Plan amendments.

HUMAN RESOURCES
INITIATIVES

•  closely monitored the labour negotiation process;

•  monitored pension and strategic labour and social issues;

•  reviewed and discussed strategies for hiring, training, engaging, and developing talent; and

•  reviewed and discussed strategies for workforce planning.

COMMITTEE PERFORMANCE

•  reviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee;

•  reviewed and approved a forward-looking agenda for the Committee for 2014;

•  retained the service of independent compensation advisors to help it carry its responsibilities and approved appropriate fees for such services; and

•  recommended amendments to the Human Resources and Compensation Committee Charter.

Submitted by the members of the Human Resources and Compensation Committee.

CN MANAGEMENT INFORMATION CIRCULAR 2014	78

Report of the Environment, Safety and Security Committee MEMBERS V.M. KEMPSTON DARKES (CHAIR), M.R. ARMELLINO, H.J. BOLTON, G.D. GIFFIN, D. LOSIER, J.E. O'CONNOR
Report of the Strategic
Planning Committee

MEMBERS
H.J. BOLTON (CHAIR), M.R. ARMELLINO, A.C. BAILLIE,
D.J. CARTY, G.D. GIFFIN, E.E. HOLIDAY,
V.M. KEMPSTON DARKES, D. LOSIER, E.C. LUMLEY,
D.G.A. MCLEAN, C. MONGEAU, J.E. O'CONNOR, R. PACE

2013 HIGHLIGHTS	2013 HIGHLIGHTS

In 2013, the Environment, Safety and Security Committee, in accordance with its mandate:

ENVIRONMENTAL, HEALTH AND SAFETY AUDITS

•  oversaw the development and implementation of environmental, safety and security policies, procedures and guidelines;

•  reviewed environmental, health and safety audits and assessments of compliance, taking all reasonable steps to ensure that the Company is exercising due diligence;

•  reviewed progress of Sustainability Action Plan;

•  reviewed the Company’s business plan to ascertain that environmental, safety and security issues are taken into consideration;

•  ensured appropriate employee training standards and communications are developed and implemented; and

•  reviewed all significant safety and security matters.

ACCOUNTING ACCRUAL

•  monitored accounting accrual for environmental costs in conjunction with the Audit Committee.

ENVIRONMENTAL INVESTIGATIONS AND JUDGMENTS

•  reviewed reports in respect of all notices, complaints, investigations and proceedings by governmental authorities, and all judgments and orders in respect of environmental, safety and security matters.

OTHER

•  reviewed Canadian and U.S. environmental and safety, legal and regulatory developments of importance to the Company;

•  monitored results from vari-ous security initiatives; and

•  reviewed industry safety and security matters related to crude oil rail transportation.

COMMITTEE PERFORMANCE

•  reviewed the processes in place to evaluate the performance of the Environment, Safety and Security Committee; and

•  reviewed and approved a forward-looking agenda for the committee for 2014.

Submitted by the members of the Environment, Safety and Security Committee.

In 2013, the Strategic

Planning Committee, in accordance with its mandate:

STRATEGIC DIRECTION

•  focused on financial and strategic issues, including the review of key assumptions underlying the business plan;

•  reviewed and approved the Company’s strategic direction, including its 2014-2016 business plan and 2014 capital budget; and

•  obtained regular briefings and presentations on strategic and financial issues.

COMMITTEE PERFORMANCE • reviewed the processes in place to evaluate the performance of the Strategic Planning Committee. Submitted by the members of the Strategic Planning Committee.

CN MANAGEMENT INFORMATION CIRCULAR 2014	79

Report of the Investment Committee
of CN’s Pension Trust Funds

MEMBERS
E.C. LUMLEY (CHAIR), M.R. ARMELLINO, A.C. BAILLIE,
H.J. BOLTON, D.J. CARTY, G.D. GIFFIN, E.E. HOLIDAY,
V.M. KEMPSTON DARKES, D. LOSIER, D.G.A. MCLEAN,
C. MONGEAU, J.E. O’CONNOR, R. PACE
Report of the Donations and Sponsorships Committee MEMBERS C. MONGEAU (CHAIR), G.D. GIFFIN, D. LOSIER, D.G.A. MCLEAN, R. PACE

2013 HIGHLIGHTS	2013 HIGHLIGHTS

In 2013, the Investment Committee of CN’s Pension Trust Funds, in accordance with its mandate:

INVESTMENT DIVISION

•  reviewed the activities of the CN Investment Division and advised the Investment Division on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures;

•  reviewed and approved the Statement of Investment Policies and Procedures for CN’s pension plans;

•  reviewed and approved the Investment Strategy of the CN Investment Division;

•  reviewed and approved the CN Investment Incentive Plan and any award payouts thereunder; and

•  reviewed and approved the annual budget of the CN Investment Division and the CN Investment Incentive Plan.

COMMITTEE PERFORMANCE

•  reviewed the processes in place to evaluate the per-formance of the Investment Committee of CN’s Pension Trust Funds.

Submitted by the members of the Investment Committee of CN’s Pension Trust Funds.

In 2013, the Donations and Sponsorships Committee, in accordance with its mandate:

DONATIONS AND SPONSORSHIP STRATEGY

•  reviewed and approved the general donations and sponsorships strategy and goals of the Company;

•  reviewed and approved the 2013 budget for donations and sponsorships; and

•  reviewed the CN Stronger Communities Fund Guidelines.

DONATIONS AND SPONSORSHIP REQUESTS

•  reviewed donation requests and approved selected donations by the Company, including those having a total cost of more than $100,000;

•  recommended to the Board for approval sponsorships by the Company, including those having a total cost of more than $500,000; and

•  reviewed reports from the Vice-President, Public and Government Affairs concerning sponsorships having a total cost of more than $50,000 and donations of more than $100,000 and on other matters.
COMMITTEE PERFORMANCE

•  reviewed committee mandate and processes in place to evaluate the performance of the Donations and Sponsorships Committee.

Submitted by the members of the Donations and Sponsorships Committee.

CN MANAGEMENT INFORMATION CIRCULAR 2014	80

SCHEDULE "C" – SHAREHOLDER PROPOSAL

The Company received a proposal from Vancity Investment Management Ltd. (“Vancity”), on behalf of IA Clarington Inhance SRI Funds, requesting that the Company’s Board of Directors issue a report on measures to address risks to the Company, the community and the environment arising out of continued use by shippers of general service non-pressure tank cars, manufactured prior to October 2011, for transportation of crude oil and petroleum products.

The Company discussed with Vancity its robust safety programs and practices, its solid track record of improvement, including a 50% reduction in main track accidents over the past ten years, as well as more recent initiatives that the Company believes will further strengthen its overall Safety Management System:

•
The Company’s Safety Management System, which is described in greater detail in the Company’s Leadership in Safety brochure (www.cn.ca/safety), focuses on people, process, technology and investment. The Company also recently launched targeted corridor risk assessments, stepped up detection capabilities, including the acquisition of additional monitoring equipment to enhance our strong technological base for early detection of defects, and updated our already-robust train securement practices in line with the directives issued by Canadian and U.S. Regulators.

•
For CN, tank car design is one of the most important systemic issues arising from the Lac-Mégantic accident. The Company strongly supports the recent recommendations of the Association of American Railroads, of which CN is a member, calling for the retrofitting or phase-out of the old DOT-111 cars used to transport flammable liquids, safety upgrades for tank cars built since 2011 in accordance with standards that today exceed U.S. federal requirements and a reinforced standard for new tank cars built in the future.

•
The Company has and will continue to strengthen emergency response capabilities through more transparent sharing of relevant information with communities, training support, and mutual aid intervention protocols. CN believes the rail industry can enhance safety by working more closely with communities and it has done this by launching a comprehensive outreach program to meet municipalities and their emergency responders along its network in order to review its safety practices, discuss the nature and volume of dangerous commodities transported through the communities and emergency response planning. CN’s engagement program supplements the Canadian government’s November 2013 protective direction, which requires major railways to provide municipalities with yearly aggregate information on the nature and volume of dangerous goods transported through their communities.

After discussions with CN, Vancity withdrew its shareholder proposal.

CN MANAGEMENT INFORMATION CIRCULAR 2014	81

The Forest Stewardship Council® (FSC®) is an international certification and labeling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody-certification system.

CN shows its concern for protecting the environment through the use of FSC-certified paper.

Printed in Canada

Item 3

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Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on Wednesday, April 23, 2014

Notes to Proxy

1.
Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular.

5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.
The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted "FOR" items 1, 2 and 3 and in favour of Management’s proposals generally.

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Proxies submitted must be received by 5:00 p.m. (Eastern Daylight Time), on April 22, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

● Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	● Go to the following web site: www.investorvote.com ● Smartphone? Scan the QR code to vote now.	● You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

010V5B

+	+

This Form of Proxy is solicited by and on behalf of Management.
Appointment of Proxyholder I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: David G.A. McLean, or failing him, Claude Mongeau	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held at The Westin Bayshore, Bayshore Grand Ballroom, 1601 Bayshore Drive, Vancouver, British Columbia (Canada), on Wednesday, April 23, 2014, at 9:00 a.m. (Pacific Daylight Time), and at any adjournment thereof.

The Board of Directors and Management recommend that shareholders VOTE FOR items 1, 2 and 3  below:

1. Election of Directors

For	Withhold		For	Withhold		For	Withhold

01. A. Charles Baillie		06. The Hon. Denis Losier			10. James E. O'Connor			---
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02. Donald J. Carty		07. The Hon. Edward C. Lumley			11. Robert Pace

03. Ambassador Gordon D. Giffin		08. Kevin G. Lynch			12. Robert L. Phillips

04. Edith E. Holiday		09. Claude Mongeau			13. Laura Stein

05. V. Maureen Kempston Darkes
							For	Withhold

2. Appointment of Auditors
Appointment of KPMG LLP as Auditors

							For	Against
3. Non-binding Advisory Vote on Executive Compensation
Non-binding advisory resolution to accept the approach to executive compensation disclosed in the accompanying Management Information
Circular, the full text of which resolution is set out on p. 6 of the accompanying Management Information Circular.

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Signature(s)	Date
Authorized Signature(s) - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors and Management.

Quarterly reports
To reduce costs and help protect the environment, we will not send you CN's quarterly financial reports and related management’s discussion and analysis (MD&A), unless you tell us that you want to receive them by checking the box below. You will be required to complete this request on an annual basis.

Annual report
By law, we must send you our annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

Please send me CN's quarterly financial reports If you do not check the box or do not return this form, we will assume that you do not want to receive CN's quarterly financial reports and MD&A.
Please do not send me CN's annual financial statements and MD&A
If you do not check the box or do not return this form, we will assume that you want to receive CN's annual financial statements and MD&A.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

C N R Q	0 4 9 0 7 4	A R 2	+

010V6E

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BECOMING A TRUE SUPPLY CHAIN

ENABLER

2013 ANNUAL REPORT

We Deliver!
53 ft
XHC
We Deliver!
53

Contents

1	A message from the Chairman
Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP).

2	A message from Claude Mongeau
4	Becoming a true supply chain enabler: Making connections
6	Board of Directors
7	Financial Section (U.S. GAAP)
88	Corporate Governance – Delivering Responsibly
89	Shareholder and Investor Information

Certain information included in this annual report constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website (www.cn.ca), for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

As used herein, the word “Company” or “CN” means, as the context requires, Canadian National Railway Company and/ or its subsidiaries.

A message from the Chairman

Dear fellow shareholders  In 2013, CN’s outstanding performance further solidified the company’s position as the leader of the rail industry. CN not only continued to deliver its customers’ goods safely and efficiently, it was also recognized for Delivering Responsibly – the term CN uses to describe its sustainability, safety and corporate citizenship activities.

For the fourth consecutive year, CN has earned a position in CDP’s Canada 200 Climate Disclosure Leadership Index. As well, CN’s sustainability practices earned it a place as the leader in the Transportation and Transportation Infrastructure Industry sector of the Dow Jones Sustainability World Index (DJSI).

This is part of the leadership people have come to expect from CN. Since I became Chairman of CN’s Board nearly 20 years ago, the company has made enormous improvements. We embarked on a bold mission to privatize CN and we have become the best in the business.

This will be my last message as CN’s Chairman before my retirement. I am proud to say we have continued to raise the bar for our achievements for many years. We have created great value for shareholders while we improved our overall performance. I believe that I leave CN in excellent shape to ensure its continued track record of excellence.

All members of the Board have the fullest confidence in Robert Pace, whom we have selected as the next Chairman of the Board. Robert is a highly respected businessman who is very active in his community, and our shareholders can feel confident about his abilities to help guide CN. He will be supported by a talented team at the Board level, and of course by our President and CEO Claude Mongeau, and the 23,000 railroaders who make CN the leader in the industry.

As I prepare to move on, I want to thank all of our shareholders for the support you have shown me. I am proud to retire knowing the company has everything in place that it needs to keep delivering value for its customers, its shareholders and to continue to play its role as a transportation backbone of the economy for years to come.

Sincerely,

"DAVID McLEAN"
[signed]

David McLean, O.B.C., LL.D.
Chairman of the Board

Canadian National Railway Company	2013 Annual Report	1

A message from Claude Mongeau

BECOMING
A TRUE
SUPPLY CHAIN
ENABLER

Dear fellow shareholders  Over the last few years, I’ve frequently been asked about what the next big step forward would be for railroading. As it turns out, the next leap forward for railroading goes well beyond our tracks and trains.

Of course we’re still focussed on improving how our railroad operates. CN has long earned the reputation of being the industry’s leader in efficiency, speed and service. And we’re not about to let up. We invest more than $2 billion annually to keep our network safe and fluid, balancing Operational and Service Excellence to serve customers safely and efficiently.

CN’s team of dedicated railroaders delivered on our strategic agenda and produced record volumes and revenues in 2013. Our full-year 2013 adjusted diluted EPS increased nine per cent to $3.06, with adjusted 2013 net income of $2,582 million versus $2,456 million in 2012. Key operating and service metrics remained solid, and we continued to drive incremental improvement in our broad safety record. CN reduced its accident rate per million train miles by nine per cent in 2013, an additional indication of long-term gains in safety. In the past 10 years, CN’s main-track accidents have declined by approximately 50 per cent despite increased freight volumes.

But CN has also raised its game through a mindset that looks at the entirety of moving goods through the complete supply chain: not just how CN handles its portion of the process. We are increasingly involved in every step of the way, with all of the players. We are a catalyst for putting partners together in an unprecedented manner, for examining and improving how products and material get from point A to point B. We call this being a Supply Chain enabler.

Supply Chain mindset

Our aspiration at CN is to become a true Supply Chain enabler, which is to look at things not just as a railroad, but to do so end to end, with a view to driving service and efficiency. It’s about helping our customers win in the marketplace, and we’re doing that for the benefit of all the supply chain partners that we deal with. We’re doing that to improve service in all business segments. We’re helping our partners find ways

“We are a catalyst for putting partners together in an unprecedented manner, for examining and improving how products and material get from point A to point B. “

2	2013 Annual Report	Canadian National Railway Company

“...we believe that engaging our customers, having a more customer-centric approach, is absolutely essential to help them win in the marketplace and help us grow faster...”

to save costs while they do likewise for us. We’re looking at ways to tactically deploy assets for their benefit and ours. That’s what true supply chain engagement is all about.

And why are we doing this? Because we believe that engaging our customers, having a more customer-centric approach, is absolutely essential to help them win in the marketplace and help us grow faster, so that we can all benefit from this success. It’s also because when all the players in a supply chain see the world in the same manner, you open up greater opportunities for efficiencies and service improvement.

The first port with which we signed a framework supply chain collaboration agreement a few years ago was the Port of Halifax. It led to service level agreements with the two terminal operators there and the concept caught on quickly with other players. As I’ve explained before, today we have agreements with ports and terminal operators across Canada.

We measure throughput, slot utilization, and transit time end to end in the same way from every port, and we provide scorecards to our customers about our performance so that we can improve together on an ongoing basis. Those benefits are continuing to help us enhance innovation and productivity throughout the supply chain.

This supply chain mentality is now part of how we approach all areas of our business. As we continue to connect and build trust among customers, shippers, suppliers, and other players, we are keenly aware that a safe supply chain is as important as an efficient one.

Committed to safety

In 2013, CN’s main-track accident performance was the best on record, based on statistics established by the Transportation Safety Board in Canada and the Federal Railroad Administration in the U.S. This was the result of CN’s comprehensive, integrated safety plan and our ongoing efforts to improve CN’s safety culture. CN invests continuously to maintain a safe operation. From track infrastructure, to leading-edge technology, to new training initiatives, this allows us to operate a safe railway and improve the efficiency and fluidity of the network.

In addition to all that we do to improve our safety performance, we are engaging with many other stakeholders, such as shippers, regulators, government officials and other railroads. As an industry leader, CN is committed to playing our role to help ensure goods are moved through communities safely for the benefit of all.

"CLAUDE MONGEAU"
[signed]

Claude Mongeau
President and CEO

Canadian National Railway Company	2013 Annual Report	3

BECOMING A TRUE SUPPLY CHAIN ENABLER
MAKING CONNECTIONS

A fresh approach to the transborder food supply chain

Ensuring perishable food reaches markets on time is challenging, and must be achieved in a way that is cost effective, meets high food safety standards and reduces environmental impact. CN’s supply chain efforts, new tools and improved service is making this happen for customers like never before.

CN has undertaken initiatives that include incorporating innovative technology within the CargoCool Program, CN’s refrigerated or reefer service. The state-of-the-art remote monitoring technology provides end-to-end visibility with real-time tracking and tracing on CN’s network, and even allows remote temperature adjustments. Dedicated reefer customer service personnel execute timely exception management with a sense of urgency that is needed within the food industry. CN’s expanded cross-border cold supply chain program helps connect producers from key markets including California, Washington, Oregon and Western Canada to consumer markets in the U.S., Canada and Mexico, making CN the first railroad with this fully containerized Transborder Reefer service. CN’s CargoCool Program allows our customers to grow locally and expand globally. With some of the fastest transit times in the industry, CN is delivering perishable goods in the condition that customers demand: fresh, undamaged and unspoiled.

A cold supply chain must be tight with little room for error. To achieve that, you need a player with enough capacity, not only to meet current market demand but also to respond to seasonal variations and cater to growth. With recent investments, including increasing its fleet of reefer containers, CN provides a sustainable transportation solution that is adaptable to growing volumes.

Connecting energy partners and suppliers

Frac sand is used by the oil and gas industry in the process of fracturing shale rock to help the release of hydrocarbons. The process of fracturing, coupled with horizontal drilling, has moved North America to rank among the top world producers of oil and gas. Wisconsin has one of the largest reserves of high-quality frac sand in North America, right in CN’s backyard, thanks to the acquisition of the Wisconsin Central in 2001.

CN’s unique access to the Wisconsin sand deposits and our direct reach to Western Canada

4	2013 Annual Report	Canadian National Railway Company

oil and gas and other key North American shale plays through its connections with all Class I railroads, sets CN apart to benefit from the strong growth in frac sand shipments taking place today. By matching and linking up producers and users of frac sand, CN has been one of the key drivers behind the amazing growth of frac sand along our lines. Matchmaking is being done at all stages of the projects, from the plant design phase, to the building of a customer base for our sand customers, and to the delivery of the sand to oil and gas users. This has benefited our sand customers tremendously, as well as CN, accelerating growth beyond the normal course of doing business.

CN moved over 55,000 carloads in 2013 generating $200M in revenue, a 50% increase versus 2012. By 2015, we’re aiming to achieve annual frac sand revenues of $300M.

Intermodal: the big picture

CN’s supply chain approach is allowing the company to deliver value service as defined by the customer, not just as we see it. We measure end-to-end service for customers from their point of view, which includes the rail portion, but also goes beyond rail. For overseas intermodal shippers, that means we’re paying close attention to the entire roundtrip – from the container’s departure overseas, to the waiting time at the port terminal, to the rail transit time, and finally, to the container’s return back to the port of entry.

We are actively working to create ecosystems of collaboration, to share information, and to closely monitor the key operating and service metrics that drive a more efficient end-to-end supply chain. It also means we’re helping our overseas customers lower their total supply chain costs.

Take for example a loaded container that arrives in Joliet, Illinois. CN is working hard to find opportunities to re-load that container with products destined to Asia. When we can’t find an export load, CN seeks to use the empty container in its domestic reposition program (DRP) to deliver goods from greater Chicago to consumers in Western Canada. CN also strives to increase export loads and help our customers leverage their container assets on the sea. At the same time, this helps CN grow its revenues and volumes. That’s what we call winning with our customers.

Canadian National Railway Company	2013 Annual Report	5

Board of Directors  As at December 31, 2013

David G.A. McLean, O.B.C., LL.D.	Donald J. Carty, O.C., LL.D.	The Honourable	Directors Emeritus
Chairman of the Board	Retired Chairman and CEO	Denis Losier, C.M., P.C., LL.D.	Purdy Crawford
Canadian National Railway Company	American Airlines and	Retired President and	J.V. Raymond Cyr
Chairman of the Board	Retired Vice-Chairman	Chief Executive Officer	James K. Gray
The McLean Group	Dell, Inc.	Assumption Life	Cedric Ritchie
Committees: 2, 3, 4, 6, 7, 8	Committees: 1, 2, 3, 7, 8	Committees: 1*, 3, 4, 5, 6, 7, 8

Claude Mongeau	Ambassador Gordon D. Giffin	The Honourable	Committees:
President and	Senior Partner	Edward C. Lumley, P.C., LL.D.	1	Audit
Chief Executive Officer	McKenna Long & Aldridge	Vice-Chairman	2	Finance
Canadian National Railway Company	Committees: 1, 2, 4, 5, 6*, 7, 8	BMO Capital Markets	3	Corporate governance
Committees: 4*, 7, 8		Committees: 2, 3, 6, 7, 8*		and nominating
	Edith E. Holiday		4	Donations and
Michael R. Armellino, CFA	Corporate Director and Trustee	James E. O’Connor		sponsorships
Retired Partner	Former General Counsel	Former Chairman and	5	Environment, safety
The Goldman Sachs Group, L.P.	United States Treasury	Chief Executive Officer		and security
Committees: 2, 3*, 5, 6, 7, 8	Department	Republic Services, Inc.	6	Human resources and
	Secretary of the Cabinet	Committees: 1, 2, 5, 7, 8		compensation
A. Charles Baillie, O.C., LL.D.	The White House		7	Strategic planning
Former Chairman and	Committees: 2, 3, 6, 7, 8	Robert Pace, D.Comm.	8	Investment
Chief Executive Officer		Vice-Chairman of the Board
The Toronto-Dominion Bank	V. Maureen Kempston Darkes,	Canadian National Railway	*	denotes chairman of the committee
Committees: 2*, 3, 6, 7, 8	O.C., D.Comm., LL.D.	Company
	Retired Group Vice-President	President and
Hugh J. Bolton, FCA	General Motors Corporation	Chief Executive Officer
Chairman of the Board	and President	The Pace Group
EPCOR Utilities Inc.	GM Latin America, Africa	Committees: 1, 3, 4, 6, 7, 8
Committees: 1, 5, 6, 7*, 8	and Middle East
Committees: 1, 5*, 6, 7, 8

Chairman of the Board and Select Senior Officers of the Company As at December 31, 2013

David G.A. McLean	Sean Finn	Mike Cory	John Orr
Chairman of the Board	Executive Vice-President	Senior Vice-President	Vice-President
	Corporate Services and	Western Region	Eastern Region
Claude Mongeau	Chief Legal Officer
President and		Jeff Liepelt	Russell Hiscock
Chief Executive Officer	Luc Jobin	Senior Vice-President	President and
	Executive Vice-President and	Southern Region	Chief Executive Officer
	Chief Financial Officer		CN Investment Division
Kimberly A. Madigan
	Jean-Jacques Ruest	Vice-President
	Executive Vice-President and	Human Resources
Chief Marketing Officer
Janet Drysdale
	Jim Vena	Vice-President
	Executive Vice-President and	Investor Relations
Chief Operating Officer

6	2013 Annual Report	Canadian National Railway Company

Contents

8	Selected Railroad Statistics

9	Management’s Discussion and Analysis

50	Management’s Report on Internal Control over Financial Reporting

50	Report of Independent Registered Public Accounting Firm

51	Report of Independent Registered Public Accounting Firm

52	Consolidated Statement of Income

53	Consolidated Statement of Comprehensive Income

54	Consolidated Balance Sheet

55	Consolidated Statement of Changes in Shareholders’ Equity

56	Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

57	1 Summary of significant accounting policies

59	2 Accounting changes

59	3 Accounts receivable

60	4 Properties

62	5 Intangible and other assets

62	6 Accounts payable and other

62	7 Other liabilities and deferred credits

63	8 Long-term debt

65	9 Capital stock

66	10 Stock plans

71	11 Pensions and other postretirement benefits

77	12 Other income

78	13 Income taxes

79	14 Segmented information

80	15 Earnings per share

80	16 Major commitments and contingencies

84	17 Financial instruments

87	18 Accumulated other comprehensive loss

Canadian National Railway Company	2013 Annual Report	7

Selected Railroad Statistics

Year ended December 31,	2013	2012	2011
Statistical operating data
Rail freight revenues ($ millions)	9,587	8,938	8,111
Gross ton miles (GTM) (millions)	401,390	383,754	357,927
Revenue ton miles (RTM) (millions)	210,133	201,496	187,753
Carloads (thousands)	5,190	5,059	4,873
Route miles (includes Canada and the U.S.) (1)	20,000	20,100	20,000
Employees (end of year)	23,721	23,430	23,339
Employees (average for the year)	23,705	23,466	23,079
Productivity
Operating ratio (%)	63.4	62.9	63.5
Rail freight revenue per RTM (cents)	4.56	4.44	4.32
Rail freight revenue per carload ($)	1,847	1,767	1,664
Operating expenses per GTM (cents)	1.67	1.62	1.60
Labor and fringe benefits expense per GTM (cents)	0.54	0.51	0.51
GTMs per average number of employees (thousands)	16,933	16,354	15,509
Diesel fuel consumed (US gallons in millions)	403.7	388.7	367.7
Average fuel price ($/US gallon)	3.55	3.47	3.39
GTMs per US gallon of fuel consumed	994	987	973
Safety indicators
Injury frequency rate per 200,000 person hours (2)	1.69	1.42	1.55
Accident rate per million train miles (2)	1.92	2.10	2.25

(1)	Rounded to the nearest hundred miles.

(2)	Based on Federal Railroad Administration (FRA) reporting criteria.

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the 2012 and 2011 comparative data and related productivity measures have been restated.

8	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2013 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2013, no individual commodity group accounted for more than 21% of total revenues. From a geographic standpoint, 16% of revenues relate to United States (U.S.) domestic traffic, 32% transborder traffic, 20% Canadian domestic traffic and 32% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

See Note 14 – Segmented information to the Company’s 2013 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

CN’s commitment is to create value for both its customers and shareholders. By deepening customer engagement, leveraging the strength of its franchise, and delivering operational and service excellence, the Company seeks to provide quality and cost-effective service that creates value for its customers.

CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on invested capital, as well as various key operating and customer service metrics that the Company focuses on to measure efficiency, safety and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on invested capital, CN seeks to deliver increased shareholder value. On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN for each share outstanding, which was paid on November 29, 2013, to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and the share repurchase programs were adjusted to reflect the issuance of additional shares. All share and per share data presented herein reflect the impact of the stock split. In addition, the Company’s Board of Directors approved an increase of 16% to the quarterly dividend to common shareholders, from $0.215 in 2013 to $0.250 in 2014.

For 2013, the Company’s Board of Directors approved share repurchase programs funded mainly from cash generated from operations. The first share repurchase program, which was approved on October 22, 2012, allowed for the repurchase of up to $1.4 billion in common shares, not to exceed 36.0 million common shares, between October 29, 2012 and October 28, 2013. The Company repurchased a total of 29.4 million common shares under this share repurchase program. On October 22, 2013, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 30.0 million common shares, between October 29, 2013 and October 23, 2014. Share repurchases are made pursuant to a normal course issuer bid at prevailing market prices, plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	9

Management’s Discussion and Analysis

CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety and sustainability, and developing people. For many years, CN has operated with a mindset that drives efficiency. The CN Precision Railroading model, which focuses on improving every process that affects delivery of customers’ goods, continues to guide the Company’s performance. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. It demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. It also aims to increase velocity, improve reliability, lower costs, enhance asset utilization and, ultimately, help the Company to grow the top line. The Company maintains that philosophy today and works hard to run more efficient trains, reduce dwell times at terminals and improve overall network velocity. With CN’s business model, fewer railcars and locomotives are needed to ship the same amount of freight in a tight, reliable and efficient operation. The railroad is run based on a disciplined operating methodology, executing with a sense of urgency and accountability. This philosophy has been a key contributor to CN’s earnings growth and improved return on invested capital. The Company has also set its sights on becoming a true supply chain enabler by helping to elevate service performance end-to-end. CN is pursuing better end-to-end service and greater operating efficiencies while helping customers win in their own markets. While CN is a leader in fast and reliable service hub-to-hub, the Company strives to distinguish itself by bringing greater value to the entire range of customer touch points. The Company continues to strengthen its commitment to operational and service excellence through a wide range of innovations anchored on its continuous improvement philosophy. CN’s major push in first-mile/last-mile activities is all about quality interaction with customers – from developing a sharper outside-in perspective to better monitoring of traffic forecasts; from the Company’s car management distribution activities to higher and more responsive car order fulfillment; and from improving customer communication to iAdvise (proactive customer communication system at the local level). CN’s broad-based service innovations benefit customers and support the Company’s goal to grow the business faster than the overall economy. CN understands the importance of being the best operator in the business, and being the best service innovator as well. Service excellence means expanding CN’s perspective, working more closely, and building on mutual trust, with customers and supply chain customers as well as involving all relevant areas of the Company in the process. The success of the business model is dependent on commercial principles and a supportive regulatory environment, both of which are key to an effective rail transportation marketplace throughout North America.

Providing quality service, controlling costs and focusing on asset utilization

The basic driver of the Company’s business is demand for reliable, efficient, and cost effective transportation. As such, the Company’s focus is the pursuit of its long-term business plan, delivering operational and service excellence by providing a high level of service to customers while operating safely and efficiently, and meeting short- and long-term financial commitments.

In 2013, the Company benefited from a modest increase in North American industrial production, a significant increase in U.S. housing starts and moderate growth in U.S. automotive sales. In 2014, the Company expects North American industrial production to increase by approximately three percent as well as continued improvements in U.S. housing starts and U.S. automotive sales. For the 2013/2014 crop year, the Company assumes Canadian grain production to be well above the five-year average and U.S. grain production to be above the five-year average. With respect to the 2014/2015 crop year, the Company assumes Canadian and U.S. grain production to be in line with their respective five-year averages.

To meet its business plan objectives, the Company’s priority is to grow the business at low incremental cost. The Company’s strategy to pursue deeper customer engagement and service improvements is expected to continue to drive growth. Improvements are coming from several key thrusts including first-mile/last-mile initiatives that improve customer service at origin and destination, and a supply chain perspective that emphasizes collaboration and better end-to-end service. The Company sees opportunities for growth across most markets, led by energy-related commodities, particularly crude oil and frac sand; by overseas container traffic; by market share gains against truck in domestic intermodal; by a continued recovery in the U.S. housing market; as well as by strong offshore grain exports due to record western Canadian crop. Longer term, the Company expects continued growth in offshore export markets including metallurgical and thermal coal as well as potash.

To grow the business at low incremental cost and to operate efficiently and safely while maintaining a high level of customer service, the Company continues to invest in capital programs to maintain a safe and fluid railway and pursue strategic initiatives to improve its franchise, as well as undertake productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, the Company’s locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings

10	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

over the years, offer train-mile savings, allow for efficient long-train operations and reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling and as a result, better management of its engineering forces on the track. The Company also intends to continue focusing on the reduction of accidents and related costs, as well as costs for legal claims and health care.

CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2014, CN plans to invest approximately $2.1 billion on capital programs, of which over $1.2 billion is targeted towards track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as various branch line upgrades. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in western and eastern Canada as well as in the U.S. In 2013, the Company invested approximately $100 million in the Edmonton-Winnipeg corridor in order to increase rail capacity and support strong volumes of grain and other commodities.

In 2014, CN’s equipment capital expenditures are targeted to reach approximately $300 million, allowing the Company to tap growth opportunities and improve the quality of the fleet. In order to handle expected traffic increase and improve operational efficiency, in 2013 CN took delivery of 44 new and 37 second-hand high-horsepower locomotives. In 2014, CN expects to take delivery of an additional 45 new high-horsepower locomotives.

In 2014, CN also expects to spend approximately $600 million on facilities to grow the business including transloads, distribution centers, and the completion of its Calgary Logistics Park project; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet by monitoring its credit ratios and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program and its accounts receivable securitization program to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments, pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through share buyback programs, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Delivering responsibly

The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN’s Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.

The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in virtualization technologies, energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint.

The CN Environmental Policy aims to minimize the impact of the Company’s activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and in some cases, specific targets. All employees must demonstrate commitment to the CN Environmental Policy at all times and it is the Environment, Safety and Security Committee of the Board of Directors that has the responsibility of overseeing this policy. This committee’s responsibilities, powers and operation are further described in its charter, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company.

The CN Environmental Policy, the Company’s Carbon Disclosure Project report, and the Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website. In 2013, the Company’s sustainability practices earned it a place as the leader in the Transportation and Transportation Infrastructure Industry sector of the Dow Jones Sustainability World Index (DJSI). This is also the second consecutive year that the Company has been listed on the DJSI World Index and the fifth straight year on the DJSI North American Index.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	11

Management’s Discussion and Analysis

Developing people

CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. In 2014, CN expects to open two new state-of-the-art training centers located in Winnipeg, Manitoba and suburban Chicago, Illinois as part of a new revitalized company-wide training program aimed at preparing railroaders to be highly skilled, safety conscious and confident in their work environment. The Company continues to address changes in employee demographics that will span multiple years. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

The forward-looking statements discussed in this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Impact of foreign currency translation on reported results

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange rate fluctuations.

Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rate for the year ended December 31, 2013 was $1.03 per US$1.00 compared to $1.00 per US$1.00 for 2012. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

12	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates” or other similar words.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic	●	North American and global economic growth
and business conditions, including those	●	Long-term growth opportunities being less affected by current economic
referring to revenue growth opportunities		conditions
	●	Year-over-year carload growth
Statements relating to the Company’s ability	●	North American and global economic growth
to meet debt repayments and future	●	Adequate credit ratios
obligations in the foreseeable future, including	●	Investment grade credit rating
income tax payments, and capital spending	●	Access to capital markets
	●	Adequate cash generated from operations
Statements relating to pension contributions	●	Adequate cash generated from operations and other sources of financing
	●	Adequate long-term return on investment on pension plan assets
	●	Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section of this MD&A entitled Business risks for detailed information on major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial outlook

During the year, the Company issued and updated its financial outlook. The 2013 actual results are in line with the latest financial outlook as disclosed by the Company.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	13

Management’s Discussion and Analysis

Financial and statistical highlights

				Change
				Favorable/(Unfavorable)
$ in millions, except per share data, or unless otherwise indicated	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Financial results
Revenues	$10,575	$9,920	$9,028	7%	10%
Operating income	$3,873	$3,685	$3,296	5%	12%
Net income (1) (2) (3)	$2,612	$2,680	$2,457	(3%)	9%
Operating ratio	63.4%	62.9%	63.5%	(0.5)-pts	0.6-pts
Basic earnings per share (1) (2) (3)	$3.10	$3.08	$2.72	1%	13%
Diluted earnings per share (1) (2) (3)	$3.09	$3.06	$2.70	1%	13%
Dividend declared per share	$0.86	$0.75	$0.65	15%	15%
Financial position
Total assets	$30,163	$26,659	$26,026	13%	2%
Total long-term liabilities	$14,712	$13,438	$13,631	(9%)	1%

Statistical operating data and productivity measures (4)
Employees (average for the year)	23,705	23,466	23,079	1%	2%
Gross ton miles (GTM) per average number of employees (thousands)	16,933	16,354	15,509	4%	5%
GTMs per US gallon of fuel consumed	994	987	973	1%	1%

(1)
The 2013 figures include a gain on exchange of perpetual railroad operating easements on specific rail lines of $29 million, or $18 million after-tax ($0.02 per basic or diluted share); a gain on disposal of a segment of the Oakville subdivision of $40 million, or $36 million after-tax ($0.04 per basic or diluted share); and an income tax expense of $24 million ($0.03 per basic or diluted share) resulting from the enactment of higher provincial corporate income tax rates.

(2)
The 2012 figures include a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions of $281 million, or $252 million after-tax ($0.29 per basic share or $0.28 per diluted share); and a net income tax expense of $28 million ($0.03 per basic or diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.

(3)
The 2011 figures include gains on disposal of substantially all of the assets of IC RailMarine Terminal Company of $60 million, or $38 million after-tax ($0.04 per basic or diluted share) and of a segment of the Kingston subdivision known as the Lakeshore East of $288 million, or $254 million after-tax ($0.28 per basic or diluted share). The 2011 figures also included a net income tax expense of $40 million ($0.04 per basic or diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, and an income tax recovery of $11 million ($0.01 per basic or diluted share) relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods.

(4)	Based on estimated data available at such time and subject to change as more complete information becomes available.

Financial results

2013 compared to 2012

In 2013, net income was $2,612 million, a decrease of $68 million, or 3%, when compared to 2012, with diluted earnings per share rising 1% to $3.09. The $68 million decrease was mainly due to a reduction in Other income resulting from lower gains on disposal of rail assets that was partly offset by an increase in Operating income.

Included in the 2013 figures was a gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”), of $29 million, or $18 million after-tax ($0.02 per diluted share) and a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), of $40 million, or $36 million after-tax ($0.04 per diluted share). The 2013 figures also included a $24 million ($0.03 per diluted share) income tax expense from the enactment of higher provincial corporate income tax rates. Included in the 2012 figures was a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), of $281 million, or $252 million after-tax ($0.28 per diluted share); and a net income tax expense of $28 million ($0.03 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.

Foreign exchange fluctuations have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, resulted in a positive impact to net income of $33 million ($0.04 per diluted share) in 2013.

Revenues for the year ended December 31, 2013 increased by $655 million, or 7%, to $10,575 million, mainly attributable to freight rate increases; higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy; the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and the impact of a higher fuel surcharge, mainly as a result of higher volumes.

Operating expenses for the year ended December 31, 2013 increased by $467 million, or 7%, to $6,702 million, mainly due to higher labor and fringe benefits expense; the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses; and increased purchased services and material expense, in part due to weather-related conditions. These factors were partly offset by lower casualty and other expense.

The operating ratio, defined as operating expenses as a percentage of revenues, was 63.4% in 2013, compared to 62.9% in 2012, a 0.5-point deterioration.

14	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Revenues

In millions, unless otherwise indicated
				% Change
				at constant
Year ended December 31,	2013	2012	% Change	currency

Rail freight revenues	$9,587	$8,938	7%	5%
Other revenues	988	982	1%	(1%)
Total revenues	$10,575	$9,920	7%	5%

Rail freight revenues
Petroleum and chemicals	$1,939	$1,640	18%	16%
Metals and minerals	1,216	1,133	7%	5%
Forest products	1,413	1,331	6%	4%
Coal	693	712	(3%)	(4%)
Grain and fertilizers	1,610	1,590	1%	-
Intermodal	2,167	1,994	9%	8%
Automotive	549	538	2%	-
Total rail freight revenues	$9,587	$8,938	7%	5%

Revenue ton miles (RTM) (millions)	210,133	201,496	4%	4%
Rail freight revenue/RTM (cents)	4.56	4.44	3%	1%
Carloads (thousands)	5,190	5,059	3%	3%
Rail freight revenue/carload (dollars)	1,847	1,767	5%	3%

Revenues for the year ended December 31, 2013 totaled $10,575 million compared to $9,920 million in 2012. The increase of $655 million, or 7%, was mainly attributable to freight rate increases; higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy; the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and the impact of a higher fuel surcharge of approximately $35 million, mainly as a result of higher volumes.

In 2013, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 4% relative to 2012. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 3% when compared to 2012, driven by freight rate increases and the positive translation impact of the weaker Canadian dollar, partly offset by an increase in the average length of haul.

Petroleum and chemicals

				% Change
				at constant
Year ended December 31,	2013	2012	% Change	currency
Revenues (millions)	$1,939	$1,640	18%	16%
RTMs (millions)	44,634	37,449	19%	19%
Revenue/RTM (cents)	4.34	4.38	(1%)	(3%)

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants. For the year ended December 31, 2013, revenues for this commodity group increased by $299 million, or 18%, when compared to 2012. The increase was mainly due to significantly higher crude oil shipments and increased volumes of propane, freight rate increases, the positive translation impact of a weaker Canadian dollar, and a higher fuel surcharge due to longer haul volumes. These factors were partly offset by lower volumes of sulfur and reduced shipments of refined petroleum products due to a customer conversion to pipeline. Revenue per revenue ton mile decreased by 1% in 2013, mainly due to a significant increase in the average length of haul, offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	15

Management’s Discussion and Analysis

Metals and minerals

				% Change
				at constant
Year ended December 31,	2013	2012	% Change	currency
Revenues (millions)	$1,216	$1,133	7%	5%
RTMs (millions)	21,342	20,236	5%	5%
Revenue/RTM (cents)	5.70	5.60	2%	(1%)

The metals and minerals commodity group consists primarily of materials related to oil and gas development, steel, iron ore, non-ferrous base metals and ores, construction materials and machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company’s access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction. For the year ended December 31, 2013, revenues for this commodity group increased by $83 million, or 7%, when compared to 2012. The increase was mainly due to freight rate increases, higher volumes of frac sand and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by lower shipments of steel products and non-ferrous ores. Revenue per revenue ton mile increased by 2% in 2013, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by an increase in the average length of haul, mainly in the fourth quarter.

Forest products

				% Change
				at constant
Year ended December 31,	2013	2012	% Change	currency
Revenues (millions)	$1,413	$1,331	6%	4%
RTMs (millions)	29,630	29,674	-	-
Revenue/RTM (cents)	4.77	4.49	6%	4%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for lumber and panels, housing starts and renovation activities primarily in the U.S. For the year ended December 31, 2013, revenues for this commodity group increased by $82 million, or 6%, when compared to 2012. The increase was mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar, and increased shipments of lumber and panels to the U.S. due to an improvement in the housing market. These factors were partly offset by a decrease in shipments of wood pulp, in part due to a mill closure in western Canada. Revenue per revenue ton mile increased by 6% in 2013 mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

16	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Coal

				% Change
				at constant
Year ended December 31,	2013	2012	% Change	currency
Revenues (millions)	$693	$712	(3%)	(4%)
RTMs (millions)	22,315	23,570	(5%)	(5%)
Revenue/RTM (cents)	3.11	3.02	3%	2%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the midwest and southeast U.S., as well as offshore markets via terminals in the Gulf and the Port of Prince Rupert. For the year ended December 31, 2013, revenues for this commodity group decreased by $19 million, or 3%, when compared to 2012. The decrease was mainly due to lower volumes of export thermal coal through west coast ports and reduced shipments of domestic thermal coal to U.S. utilities. These factors were partly offset by higher shipments of export metallurgical coal through west coast ports; freight rate increases; and the positive translation impact of a weaker Canadian dollar. Revenue per revenue ton mile increased by 3% in 2013, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

Grain and fertilizers

				% Change
				at constant
Year ended December 31,	2013	2012	% Change	currency
Revenues (millions)	$1,610	$1,590	1%	-
RTMs (millions)	43,180	45,417	(5%)	(5%)
Revenue/RTM (cents)	3.73	3.50	7%	5%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains and feed grain products (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2013, revenues for this commodity group increased by $20 million, or 1%, when compared to 2012. The increase was mainly due to freight rate increases, greater volumes of potash for offshore export and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by lower shipments of canola and Canadian wheat, mainly for export, and lower volumes of barley. Revenue per revenue ton mile increased by 7% in 2013, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	17

Management’s Discussion and Analysis

Intermodal

				% Change
				at constant
Year ended December 31,	2013	2012	% Change	currency
Revenues (millions)	$2,167	$1,994	9%	8%
RTMs (millions)	46,291	42,396	9%	9%
Revenue/RTM (cents)	4.68	4.70	-	(1%)

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2013, revenues for this commodity group increased by $173 million, or 9%, when compared to 2012. The increase was mainly due to higher shipments through the Port of Vancouver, in part as a result of new business, and increased volumes of domestic intermodal; the impact of a higher fuel surcharge; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by lower volumes through the Port of Prince Rupert. Revenue per revenue ton mile was flat in 2013, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, entirely offset by an increase in the average length of haul.

Automotive

				% Change
				at constant
Year ended December 31,	2013	2012	% Change	currency
Revenues (millions)	$549	$538	2%	-
RTMs (millions)	2,741	2,754	-	-
Revenue/RTM (cents)	20.03	19.54	3%	-

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2013, revenues for this commodity group increased by $11 million, or 2%, when compared to 2012. The increase was mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases. These factors were partly offset by a non-recurring movement of military equipment in 2012. Revenue per revenue ton mile increased by 3% in 2013, mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, and a decrease in the average length of haul.

Other revenues

				% Change
				at constant
Year ended December 31,	2013	2012	% Change	currency
Revenues (millions)	$988	$982	1%	(1%)

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels, docks, warehousing and distribution, automotive logistic services, trucking operations, as well as from other items which include interswitching and commuter train revenues. In 2013, Other revenues amounted to $988 million, an increase of $6 million, or 1%, when compared to 2012, mainly due to higher revenues from vessels and docks, partly offset by lower revenues from transportation management services and trucking operations.

18	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Operating expenses

Operating expenses for the year ended December 31, 2013 amounted to $6,702 million, compared to $6,235 million in 2012. The increase of $467 million, or 7%, in 2013 was mainly due to higher labor and fringe benefits expense; the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses; and increased purchased services and material expense, in part due to weather-related conditions. These factors were partly offset by lower casualty and other expense.

					Percentage of revenues
					% Change
					at constant
In millions	Year ended December 31,	2013	2012	% Change	currency	2013	2012
Labor and fringe benefits		$2,182	$1,952	(12%)	(11%)	20.6%	19.7%
Purchased services and material		1,351	1,248	(8%)	(7%)	12.8%	12.6%
Fuel		1,619	1,524	(6%)	(3%)	15.3%	15.4%
Depreciation and amortization		980	924	(6%)	(5%)	9.3%	9.3%
Equipment rents		275	249	(10%)	(8%)	2.6%	2.5%
Casualty and other		295	338	13%	15%	2.8%	3.4%
Total operating expenses		$6,702	$6,235	(7%)	(6%)	63.4%	62.9%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pension and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense increased by $230 million, or 12%, in 2013 when compared to 2012. The increase was primarily a result of increased pension expense, higher wages due to the impact of a higher workforce level as a result of volume growth and general wage increases, higher incentive compensation, as well as the negative translation impact of the weaker Canadian dollar.

Purchased services and material: Purchased services and material expense primarily includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $103 million, or 8%, in 2013 when compared to 2012. The increase was mainly due to weather-related conditions impacting materials, crew accommodation and utilities expenses; higher maintenance expenses for track, rolling stock and other equipment; the negative translation impact of the weaker Canadian dollar; and higher costs for third-party non-rail transportation providers.

Fuel: Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes. These expenses increased by $95 million, or 6%, in 2013 when compared to 2012. The increase was primarily due to higher freight volumes and the negative translation impact of the weaker Canadian dollar. These factors were partly offset by productivity improvements.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments. These expenses increased by $56 million, or 6%, in 2013 when compared to 2012. The increase was mainly due to the impact of net capital additions, some asset impairments, as well as the effect of a depreciation study on certain U.S. track and roadway properties, which were partly offset by the effect of a depreciation study on Canadian track and roadway properties. See the section of this MD&A entitled Critical accounting policies for additional information relating to the depreciation studies.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $26 million, or 10%, in 2013 when compared to 2012. The increase was primarily due to higher lease costs for intermodal equipment on account of volume increases, higher net car hire expenses, and the negative translation impact of the weaker Canadian dollar.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses. These expenses decreased by $43 million, or 13%, in 2013 when compared to 2012. The decrease was mainly due to a reduction to the liability for U.S. legal claims pursuant to an actuarial valuation, as well as overall lower legal expenses; lower environmental expenses; and lower workers’ compensation expenses; that were partly offset by the negative translation impact of the weaker Canadian dollar.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	19

Management’s Discussion and Analysis

Other

Interest expense: In 2013, interest expense was $357 million compared to $342 million in 2012. The increase was mainly due to a higher level of debt and the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense, partly offset by a lower weighted-average interest rate.

Other income: In 2013, the Company recorded other income of $73 million compared to $315 million in 2012. Included in Other income for 2013 was a gain on exchange of easements in the amount of $29 million and a gain on disposal of the Lakeshore West of $40 million. Included in Other income for 2012 was a gain on disposal of the Bala-Oakville of $281 million.

Income tax expense: The Company recorded income tax expense of $977 million for the year ended December 31, 2013 compared to $978 million in 2012. The 2013 figure includes a net income tax recovery of $7 million which consisted of a $15 million income tax recovery from the recognition of U.S. state income tax losses and a $16 million income tax recovery from a revision of the apportionment of U.S. state income taxes which were partly offset by a combined $24 million income tax expense resulting from the enactment of higher provincial corporate income tax rates. Included in the 2012 figure was a net income tax expense of $28 million, which consisted of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment. The effective tax rate for 2013 was 27.2% compared to 26.7% in 2012.

2012 compared to 2011

In 2012, net income was $2,680 million, an increase of $223 million, or 9%, when compared to 2011, with diluted earnings per share increasing 13% to $3.06.

Included in the 2012 figures was a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions (collectively the “Bala-Oakville”) of $281 million, or $252 million after-tax ($0.28 per diluted share); and a net income tax expense of $28 million ($0.03 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment. Included in the 2011 figures were gains on disposal of substantially all of the assets of IC RailMarine Terminal Company (“IC RailMarine”) of $60 million, or $38 million after-tax ($0.04 per diluted share) and of a segment of the Kingston subdivision known as the Lakeshore East of $288 million, or $254 million after-tax ($0.28 per diluted share). The 2011 figures also included a net income tax expense of $40 million ($0.04 per diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions and an income tax recovery of $11 million ($0.01 per diluted share) relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods.

Foreign exchange fluctuations continue to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, resulted in a positive impact to net income of $11 million ($0.01 per diluted share) in 2012.

Revenues for the year ended December 31, 2012 increased by $892 million, or 10%, to $9,920 million, mainly attributable to higher freight volumes, due in part to growth in North American and Asian economies, and the Company’s performance above market conditions in a number of segments, as well as increased volumes in the second quarter as a result of a labor disruption at a key competitor; freight rate increases; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues.

Operating expenses for the year ended December 31, 2012 increased by $503 million, or 9%, to $6,235 million, mainly due to higher labor and fringe benefits expense, increased purchased services and material expense, as well as increased fuel costs.

The operating ratio, defined as operating expenses as a percentage of revenues, was 62.9% in 2012, compared to 63.5% in 2011, a 0.6-point improvement.

20	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Revenues

In millions, unless otherwise indicated
				% Change
				at constant
Year ended December 31,	2012	2011	% Change	currency

Rail freight revenues	$8,938	$8,111	10%	10%
Other revenues	982	917	7%	6%
Total revenues	$9,920	$9,028	10%	9%

Rail freight revenues
Petroleum and chemicals	$1,640	$1,420	15%	15%
Metals and minerals	1,133	1,006	13%	12%
Forest products	1,331	1,270	5%	4%
Coal	712	618	15%	15%
Grain and fertilizers	1,590	1,523	4%	4%
Intermodal	1,994	1,790	11%	11%
Automotive	538	484	11%	10%
Total rail freight revenues	$8,938	$8,111	10%	10%

Revenue ton miles (RTM) (millions)	201,496	187,753	7%	7%
Rail freight revenue/RTM (cents)	4.44	4.32	3%	2%
Carloads (thousands)	5,059	4,873	4%	4%
Rail freight revenue/carload (dollars)	1,767	1,664	6%	6%

Revenues for the year ended December 31, 2012 totaled $9,920 million compared to $9,028 million in 2011. The increase of $892 million, or 10%, was mainly attributable to higher freight volumes, due in part to growth in North American and Asian economies, and the Company’s performance above market conditions in a number of segments, as well as increased volumes in the second quarter as a result of a labor disruption at a key competitor; freight rate increases; the impact of a higher fuel surcharge of approximately $140 million, as a result of year-over-year increases in applicable fuel prices and higher volumes; and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues.

In 2012, revenue ton miles increased by 7% relative to 2011. Rail freight revenue per revenue ton mile increased by 3% when compared to 2011, driven by freight rate increases, the impact of a higher fuel surcharge, and the positive translation impact of the weaker Canadian dollar. These factors were partly offset by an increase in the average length of haul.

Petroleum and chemicals

				% Change
				at constant
Year ended December 31,	2012	2011	% Change	currency
Revenues (millions)	$1,640	$1,420	15%	15%
RTMs (millions)	37,449	32,962	14%	14%
Revenue/RTM (cents)	4.38	4.31	2%	1%

For the year ended December 31, 2012, revenues for this commodity group increased by $220 million, or 15%, when compared to 2011. The increase was mainly due to higher shipments of crude oil, propane, condensate, petroleum lubricants, and asphalt; freight rate increases; a higher fuel surcharge; and the positive translation impact of a weaker Canadian dollar. These gains were partly offset by lower volumes of molten sulfur to the U.S. market and reduced shipments of gasoline and diesel. Revenue per revenue ton mile increased by 2% in 2012, mainly due to freight rate increases, a higher fuel surcharge and the positive translation impact of a weaker Canadian dollar, partly offset by a significant increase in the average length of haul.

Metals and minerals

				% Change
				at constant
Year ended December 31,	2012	2011	% Change	currency
Revenues (millions)	$1,133	$1,006	13%	12%
RTMs (millions)	20,236	18,899	7%	7%
Revenue/RTM (cents)	5.60	5.32	5%	4%

For the year ended December 31, 2012, revenues for this commodity group increased by $127 million, or 13%, when compared to 2011. The increase was mainly due to greater shipments of materials supporting oil and gas development, increased volumes of machinery and dimensional loads, steel products, and industrial materials; freight rate increases; a higher fuel surcharge; and the positive translation impact of a weaker Canadian dollar. These gains were partly offset by lower volumes of non-ferrous metals and iron ore. Revenue per revenue ton mile increased by 5% in 2012, mainly due to freight rate increases, a higher fuel surcharge, and the positive translation impact of a weaker Canadian dollar, partly offset by an increase in the average length of haul.

Forest products

				% Change
				at constant
Year ended December 31,	2012	2011	% Change	currency
Revenues (millions)	$1,331	$1,270	5%	4%
RTMs (millions)	29,674	29,336	1%	1%
Revenue/RTM (cents)	4.49	4.33	4%	3%

For the year ended December 31, 2012, revenues for this commodity group increased by $61 million, or 5%, when compared to 2011. The increase was mainly due to freight rate increases, a higher fuel surcharge, the positive translation impact of a weaker Canadian dollar and increased shipments of lumber and panels to the U.S. market. These factors were partly offset by reduced

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	21

Management’s Discussion and Analysis

paper shipments due to mill closures and curtailments, as well as decreased shipments of lumber for offshore export. Revenue per revenue ton mile increased by 4% in 2012, mainly due to freight rate increases, a higher fuel surcharge, and the positive translation impact of a weaker Canadian dollar.

Coal

				% Change
				at constant
Year ended December 31,	2012	2011	% Change	currency
Revenues (millions)	$712	$618	15%	15%
RTMs (millions)	23,570	19,980	18%	18%
Revenue/RTM (cents)	3.02	3.09	(2%)	(3%)

For the year ended December 31, 2012, revenues for this commodity group increased by $94 million, or 15%, when compared to 2011. The increase was mainly due to higher volumes of U.S. thermal coal to the Gulf and west coast ports, Canadian petroleum coke and metallurgical coal for offshore export; freight rate increases; a higher fuel surcharge; and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by reduced volumes of thermal coal to U.S. utilities. Revenue per revenue ton mile decreased by 2% in 2012, due to a significant increase in the average length of haul, partly offset by freight rate increases, a higher fuel surcharge and the positive translation impact of a weaker Canadian dollar.

Grain and fertilizers

				% Change
				at constant
Year ended December 31,	2012	2011	% Change	currency
Revenues (millions)	$1,590	$1,523	4%	4%
RTMs (millions)	45,417	45,468	-	-
Revenue/RTM (cents)	3.50	3.35	4%	4%

For the year ended December 31, 2012, revenues for this commodity group increased by $67 million, or 4%, when compared to 2011. The increase was mainly due to freight rate increases; a higher fuel surcharge; higher volumes of Canadian wheat exports, U.S. soybean product exports to the Gulf, and Canadian barley to the U.S.; and the positive translation impact of a weaker Canadian dollar. These gains were partly offset by lower volumes of corn, peas, and ethanol. Revenue per revenue ton mile increased by 4% in 2012, mainly due to freight rate increases, a higher fuel surcharge and the positive translation impact of a weaker Canadian dollar.

Intermodal

				% Change
				at constant
Year ended December 31,	2012	2011	% Change	currency
Revenues (millions)	$1,994	$1,790	11%	11%
RTMs (millions)	42,396	38,563	10%	10%
Revenue/RTM (cents)	4.70	4.64	1%	1%

For the year ended December 31, 2012, revenues for this commodity group increased by $204 million, or 11%, when compared to 2011. The increase was mainly due to higher shipments through the west coast ports and increased volumes of domestic shipments of consumer and industrial products; a higher fuel surcharge; freight rate increases; and the positive translation impact of a weaker Canadian dollar. Revenue per revenue ton mile increased by 1% in 2012, mainly due to a higher fuel surcharge, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Automotive

				% Change
				at constant
Year ended December 31,	2012	2011	% Change	currency
Revenues (millions)	$538	$484	11%	10%
RTMs (millions)	2,754	2,545	8%	8%
Revenue/RTM (cents)	19.54	19.02	3%	2%

For the year ended December 31, 2012, revenues for this commodity group increased by $54 million, or 11%, when compared to 2011. The increase was mainly due to higher volumes of imported finished vehicles via the Port of Vancouver and spot moves of military equipment; freight rate increases; a higher fuel surcharge; and the positive translation impact of a weaker Canadian dollar. Revenue per revenue ton mile increased by 3% in 2012, mainly due to freight rate increases, a higher fuel surcharge and the positive translation impact of a weaker Canadian dollar, partly offset by an increase in the average length of haul.

Other revenues

				% Change
				at constant
Year ended December 31,	2012	2011	% Change	currency
Revenues (millions)	$982	$917	7%	6%

In 2012, Other revenues amounted to $982 million, an increase of $65 million, or 7%, when compared to 2011, mainly due to higher revenues from freight forwarding and transportation management, vessels and docks, intermodal trucking, and warehousing and distribution, partly offset by the loss of revenues due to the sale of IC RailMarine in August 2011 and lower commuter train revenues.

22	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Operating expenses

Operating expenses for the year ended December 31, 2012 amounted to $6,235 million, compared to $5,732 million in 2011. The increase of $503 million, or 9%, in 2012 was mainly due to higher labor and fringe benefits expense, increased purchased services and material expense, as well as increased fuel costs.

					Percentage of revenues
					% Change
					at constant
In millions	Year ended December 31,	2012	2011	% Change	currency	2012	2011
Labor and fringe benefits		$1,952	$1,812	(8%)	(7%)	19.7%	20.1%
Purchased services and material		1,248	1,120	(11%)	(11%)	12.6%	12.4%
Fuel		1,524	1,412	(8%)	(7%)	15.4%	15.6%
Depreciation and amortization		924	884	(5%)	(4%)	9.3%	9.8%
Equipment rents		249	228	(9%)	(8%)	2.5%	2.5%
Casualty and other		338	276	(22%)	(22%)	3.4%	3.1%
Total operating expenses		$6,235	$5,732	(9%)	(8%)	62.9%	63.5%

Labor and fringe benefits: Labor and fringe benefits expense increased by $140 million, or 8%, in 2012 when compared to 2011. The increase was primarily a result of the impact of a higher workforce level due to volume growth, and general wage increases; and increased pension expense; which were offset by the recognition of a net settlement gain from the termination of the former Chief Executive Officer’s retirement benefit plan in the fourth quarter of 2012.

Purchased services and material: Purchased services and material expense increased by $128 million, or 11%, in 2012 when compared to 2011. The increase was mainly due to higher expenses for contracted services and for third-party non-rail transportation services as a result of higher volumes; as well as higher maintenance expenses for track, rolling stock and other equipment. These factors were partly offset by lower accident-related expenses; as well as reduced expenses for snow removal and utilities, primarily as a result of milder winter conditions at the beginning of the year.

Fuel: Fuel expense increased by $112 million, or 8%, in 2012 when compared to 2011. The increase was primarily due to higher freight volumes and a higher average price for fuel, which were partly offset by productivity improvements.

Depreciation and amortization: Depreciation and amortization expense increased by $40 million, or 5%, in 2012 when compared to 2011. The increase was mainly due to the impact of net capital additions.

Equipment rents: Equipment rents expense increased by $21 million, or 9%, in 2012 when compared to 2011. The increase was due to increased lease expenses on account of volume increases, as well as higher car hire expenses.

Casualty and other: Casualty and other expense increased by $62 million, or 22%, in 2012 when compared to 2011. The increase was mainly due to increased provisions for environmental and legal expenses, higher property taxes and workers’ compensation expenses pursuant to an actuarial study, which were partly offset by lower expenses for loss and damage claims.

Other

Interest expense: In 2012, interest expense was $342 million compared to $341 million in 2011. The increase was mainly due to the issuance of a higher level of debt with a lower interest rate and the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense, which were offset by a repayment of debt with a higher interest rate.

Other income: In 2012, the Company recorded other income of $315 million compared to $401 million in 2011. Included in Other income for 2012 was a gain on disposal of the Bala-Oakville of $281 million compared to gains on disposal of substantially all of the assets of IC RailMarine of $60 million and the Lakeshore East of $288 million in 2011.

Income tax expense: The Company recorded income tax expense of $978 million for the year ended December 31, 2012 compared to $899 million in 2011. The 2012 figure includes a net income tax expense of $28 million, which consisted of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment. Included in the 2011 figure was a net income tax expense of $40 million, resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, and an income tax recovery of $11 million relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods. The effective tax rate for 2012 was 26.7% compared to 26.8% in 2011.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	23

Management’s Discussion and Analysis

Summary of quarterly financial data

In millions, except per share data
	2013 Quarters				2012 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$2,745	$2,698	$2,666	$2,466	$2,534	$2,497	$2,543	$2,346
Operating income	$967	$1,084	$1,042	$780	$922	$985	$985	$793
Net income	$635	$705	$717	$555	$610	$664	$631	$775

Basic earnings per share	$0.76	$0.84	$0.85	$0.65	$0.71	$0.77	$0.72	$0.88
Diluted earnings per share	$0.76	$0.84	$0.84	$0.65	$0.71	$0.76	$0.72	$0.87

Dividend declared per share	$0.2150	$0.2150	$0.2150	$0.2150	$0.1875	$0.1875	$0.1875	$0.1875

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2013 Quarters				2012 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Income tax expenses (1)	$-	$(19)	$(5)	$-	$-	$-	$(28)	$-
After-tax gain on disposal of property (2) (3) (4)	-	-	18	36	-	-	-	252
Impact on net income	$-	$(19)	$13	$36	$-	$-	$(28)	$252

Impact on basic earnings per share	$-	$(0.02)	$0.01	$0.04	$-	$-	$(0.03)	$0.29
Impact on diluted earnings per share	$-	$(0.02)	$0.01	$0.04	$-	$-	$(0.03)	$0.28

(1)	Income tax expenses resulted mainly from the enactment of provincial corporate income tax rate changes and the recapitalization of a foreign investment.

(2)	The Company entered into an exchange of easements without monetary consideration. A gain on disposal of $29 million ($18 million after-tax) was recognized in Other income.

(3)	The Company sold the Lakeshore West for $52 million. A gain on disposal of $40 million ($36 million after-tax) was recognized in Other income.

(4)	The Company sold the Bala-Oakville for $311 million. A gain on disposal of $281 million ($252 million after-tax) was recognized in Other income.

Summary of fourth quarter 2013 compared to corresponding quarter in 2012

Fourth quarter 2013 net income was $635 million, an increase of $25 million, or 4%, when compared to the same period in 2012, with diluted earnings per share rising 7% to $0.76.

Foreign exchange fluctuations have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, resulted in a positive impact of $18 million ($0.02 per diluted share) to fourth-quarter 2013 net income.

Revenues for the fourth quarter of 2013 increased by $211 million, or 8%, to $2,745 million, when compared to the same period in 2012. The increase was mainly attributable to higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy; the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; freight rate increases; and the impact of a higher fuel surcharge, as a result of higher volumes and year-over-year increases in applicable fuel prices.

Operating expenses for the fourth quarter of 2013 increased by $166 million, or 10%, to $1,778 million, when compared to the same period in 2012. The increase was primarily due to higher labor and fringe benefits expense as a result of increased pension expense and higher incentive compensation; the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses; and increased purchased services and material expense, in part due to weather-related conditions. These factors were partly offset by lower casualty and other expense.

The operating ratio was 64.8% in the fourth quarter of 2013 compared to 63.6% in the fourth quarter of 2012, a 1.2-point deterioration.

24	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Financial position

The following tables provide an analysis of the Company’s balance sheet as at December 31, 2013 as compared to 2012. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2013 and 2012, the foreign exchange rate was $1.0636 per US$1.00 and $0.9949 per US$1.00, respectively.

					Variance
				Foreign	excluding
				exchange	foreign	Explanation of variance,
In millions	As at December 31,	2013	2012	impact	exchange	other than foreign exchange impact

Total assets		$30,163	$26,659	$789	$2,715

Variance mainly due to:

Properties		$26,227	$24,541	$707	$979	Increase primarily due to gross property additions of $2,017 million, partly offset by depreciation of $979 million.

Intangible and other assets		$1,959	$249	$8	$1,702	Increase primarily due to the increase in pension asset of $1,662 million.

Total liabilities		$17,210	$15,641	$747	$822

Variance mainly due to:

Accounts payable and other		$1,477	$1,626	$37	$(186)	Decrease primarily due to lower income and other taxes of $201 million.

Deferred income taxes		$6,537	$5,555	$226	$756	Increase due to deferred income tax expense of $331 million recorded in Net income excluding recognized tax benefits and deferred income tax expense of $414 million recorded in Other comprehensive loss.

Pension and other postretirement benefits, net of current portion		$541	$784	$11	$(254)	Decrease due primarily to the increase in the year-end discount rate from 4.15% in 2012 to 4.73% in 2013.

Total long-term debt, including the current portion		$7,840	$6,900	$450	$490	Increase primarily due to debt issuances of $1,850 million, partly offset by debt repayments of $1,413 million.

In millions	As at December 31,	2013	2012	Variance	Explanation of variance

Total shareholders’ equity		$12,953	$11,018	$1,935

Variance mainly due to:

Common shares		$4,015	$4,108	$(93)	Decrease due to share repurchase programs of $133 million, partly offset by issuances of common shares of $40 million upon the exercise of stock options and other.

Accumulated other comprehensive loss		$(1,850)	$(3,257)	$1,407	Decrease in comprehensive loss due to after-tax amounts of $1,302 million due to the improvement of the funded status of the Company’s pension and other postretirement benefit plans and $105 million for foreign exchange gains.

Retained earnings		$10,788	$10,167	$621	Increase due to current year net income of $2,612 million partly offset by share repurchase programs of $1,267 million and dividends paid of $724 million.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	25

Management’s Discussion and Analysis

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money markets and capital markets. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.

To meet short-term liquidity needs, the Company has a commercial paper program, which is backstopped by its revolving credit facility, expiring on May 5, 2018. Access to commercial paper is dependent on market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $800 million revolving credit facility to meet its short-term liquidity needs. The Company also has a $450 million accounts receivable securitization program that can be used to meet its liquidity needs. See the section of this MD&A entitled Available financing arrangements for additional information.

The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and such deficits are not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2013 and December 31, 2012, the Company had Cash and cash equivalents of $214 million and $155 million, respectively, Restricted cash and cash equivalents of $448 million and $521 million, respectively, and a working capital deficit of $521 million and $334 million, respectively. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. See the section of this MD&A entitled Available financing arrangements for additional information. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

The Company’s U.S. and other foreign subsidiaries hold cash to meet their respective operational requirements. The Company can decide to repatriate funds associated with either undistributed earnings or the liquidation of its foreign operations, including its U.S. and other foreign subsidiaries. Such repatriation of funds would not cause significant tax implications to the Company under the tax treaties currently in effect between Canada and the U.S. and other foreign tax jurisdictions. Therefore, the impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant.

Operating activities

In millions	Year ended December 31,	2013	2012	Variance
Net cash receipts from customers and other		$10,640	$9,877	$763
Net cash payments for:
Employee services, suppliers and other expenses		(5,558)	(5,241)	(317)
Interest		(344)	(364)	20
Personal injury and other claims		(61)	(79)	18
Pensions		(239)	(844)	605
Income taxes		(890)	(289)	(601)
Net cash provided by operating activities		$3,548	$3,060	$488

Net cash receipts from customers and other increased mainly due to higher revenues. Payments for employee services, suppliers and other expenses increased principally due to higher payments for labor and fringe benefits and increased fuel costs.

Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the U.S. and are determined by actuarial valuations. Actuarial valuations are generally required on an annual basis both in Canada and the U.S. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2012, were filed in June 2013 and identified a going-concern surplus of approximately $1.4 billion, and a solvency deficit of approximately $2.1 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The Company’s next actuarial valuations required as at December 31, 2013 will be performed in 2014. These actuarial valuations are expected to identify a going-concern surplus of approximately $1.7 billion, while on a solvency basis a funding deficit of approximately $1.7 billion is expected due to the level interest rates applicable at their respective measurement dates. Under Canadian

26	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.

In anticipation of its future funding requirements, the Company may occasionally make voluntary contributions in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company has been advised by the Office of the Superintendent of Financial Institutions (OSFI) that voluntary contributions can be treated as a prepayment against the Company’s required special solvency payments and as at December 31, 2013, the Company had approximately $470 million of accumulated prepayments which remain available to offset future required solvency deficit payments. Pension contributions made in 2013 and 2012 of $226 million and $833 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan and include voluntary contributions of $100 million and $700 million, respectively. The pension contributions also include contributions for the current service cost as determined under the Company’s current actuarial valuations for funding purposes.

Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2013 Annual Consolidated Financial Statements.

Net income tax payments increased in 2013 mainly due to a higher final payment for the 2012 fiscal year of $208 million, made in February 2013, and increased installments for the 2013 fiscal year. In 2014, net income tax payments are expected to be approximately $800 million.

The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Investing activities

In millions	Year ended December 31,	2013	2012	Variance
Net cash used in investing activities		$1,852	$1,421	$(431)

The Company’s investing activities in 2013 included property additions of $1,973 million and cash proceeds of $52 million from the disposal of the Lakeshore West. Investing activities in 2012 included property additions of $1,731 million and cash proceeds of $311 million from the disposal of the Bala-Oakville. See the section of this MD&A entitled Disposal of property for additional information.

The following table details property additions for the years ended December 31, 2013 and 2012:

In millions	Year ended December 31,	2013	2012
Track and roadway		$1,400	$1,351
Rolling stock		286	206
Buildings		104	66
Information technology		130	125
Other		97	77
Gross property additions		2,017	1,825
Less: Capital leases (1)		44	94
Property additions		$1,973	$1,731

(1)	During 2013, the Company recorded $44 million in assets it acquired through equipment leases ($94 million in 2012), for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital expenditure programs for the renewal of the basic track infrastructure, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.

Expenditures are generally capitalized if they meet a minimum level of activity, extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. For Track and roadway properties, expenditures to replace and/or upgrade the basic track infrastructure are generally planned and programmed in advance and carried out by the Company’s engineering workforce. In both 2013 and 2012, approximately 90% of the Track and roadway capital expenditures were incurred to renew the basic track infrastructure.

Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. In 2013, approximately 20% of the Company’s total operating expenses were for such expenditures (approximately 20% in both 2012 and 2011). For Track and roadway properties, normal repairs and maintenance include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track structure.

For 2014, the Company expects to invest approximately $2.1 billion on its capital programs, of which over $1.2 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network. Implementation costs associated with the U.S. federal government legislative requirement to implement Positive Train Control (PTC) by 2015 will amount to approximately US$335 million, of which approximately US$62 million has been spent at the end of 2013.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	27

Management’s Discussion and Analysis

Free cash flow

Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash. In the past, the Company defined free cash flow as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents, the payment of dividends, changes in cash and cash equivalents resulting from foreign exchange fluctuations, and the impact of major acquisitions, if any.

Beginning with the fourth quarter of 2013, the Company has redefined its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. The Company believes that free cash flow, as redefined, is a better measure of the Company’s available cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.

In millions	Year ended December 31,	2013	2012
Net cash provided by operating activities		$3,548	$3,060
Net cash used in investing activities		(1,852)	(1,421)
Net cash provided before financing activities		1,696	1,639
Adjustment:
Change in restricted cash and cash equivalents		(73)	22
Free cash flow		$1,623	$1,661

Dividends paid		(724)	(652)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents		19	(3)
Free cash flow – as previously defined		$918	$1,006

Financing activities

In millions	Year ended December 31,	2013	2012	Variance
Net cash used in financing activities		$1,656	$1,582	$(74)

Beginning with the fourth quarter of 2013, in order to better reflect the net cash used in financing activities, the issuances and repayments of commercial paper, all of which have a maturity of three months or less, which were previously reported on a gross basis, are now shown on a net basis.

In 2013, the Company made issuances and repayments of debt of $1,850 million and $1,413 million, respectively. In March 2013, the Company, through a wholly-owned subsidiary, repurchased 85% of the 4.40% Notes due March 15, 2013, with a carrying value of US$340 million pursuant to a tender offer for a total cost of US$341 million, including consent payments. The remaining 15% of the 4.40% Notes with carrying value of US$60 million were paid upon maturity. In November 2013, under its previous shelf prospectus and registration statement, the Company issued US$350 million (C$365 million) floating rate Notes due 2015 and US$250 million (C$260 million) 4.50% Notes due 2043 in the U.S. capital markets, which resulted in net proceeds of US$592 million (C$617 million), intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness.

In 2012, the Company made issuances and repayments of debt of $493 million and $140 million, respectively. In November 2012, under its previous shelf prospectus and registration statement, the Company issued US$250 million (C$249 million) 2.25% Notes due 2022 and US$250 million (C$249 million) 3.50% Notes due 2042 in the U.S. capital markets, which resulted in net proceeds of US$494 million (C$493 million), intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness.

Cash received from stock options exercised and the related excess tax benefits realized upon exercise during 2013 and 2012 was $31 million and $117 million, respectively.

In 2013, the Company repurchased a total of 27.6 million common shares for $1,400 million (weighted-average price of $50.65 per share) under its share repurchase programs. In 2012, the Company repurchased a total of 33.8 million common shares for $1,400 million (weighted-average price of $41.36 per share) under its share repurchase programs. See the section of this MD&A entitled Common shares for the activity under the 2013 share repurchase programs, as well as the share repurchase programs of the prior years.

During 2013, the Company paid quarterly dividends of $0.2150 per share amounting to $724 million, compared to $652 million, at the rate of $0.1875 per share, in 2012.

Credit measures

Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

28	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Adjusted debt-to-total capitalization ratio
December 31,	2013	2012
Debt-to-total capitalization ratio (1)	37.7%	38.5%
Add: Impact of present value of operating lease commitments (2)	1.7%	1.9%
Adjusted debt-to-total capitalization ratio	39.4%	40.4%

Adjusted debt-to-adjusted EBITDA

$ in millions, unless otherwise indicated
Twelve months ended December 31,	2013	2012
Debt	$7,840	$6,900
Add: Present value of operating lease commitments (2)	570	559
Adjusted debt	8,410	7,459

Operating income	3,873	3,685
Add: Depreciation and amortization	980	924
EBITDA (excluding Other income)	4,853	4,609
Add: Deemed interest on operating leases	28	29
Adjusted EBITDA	$4,881	$4,638
Adjusted debt-to-adjusted EBITDA	1.72 times	1.61 times

(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The decrease in the Company’s adjusted debt-to-total capitalization ratio at December 31, 2013, as compared to 2012, was mainly due to an improvement in the funded status of the Company’s pension plans, partly offset by an increased debt level, reflecting the implementation of the accounts receivable securitization program, a higher use of commercial paper and a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date. This increased debt level as at December 31, 2013, partly offset by a higher operating income earned during 2013, resulted in an increase in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to 2012.

Available financing arrangements

Revolving credit facility

The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 22, 2013, the expiry date of the agreement was extended by one year to May 5, 2018. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at December 31, 2013 and December 31, 2012, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2013 and 2012.

Commercial paper

The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2013, the Company had total borrowings of $273 million presented in Current portion of long-term debt on the Consolidated Balance Sheet (nil as at December 31, 2012). The weighted-average interest rate on these borrowings was 1.14%.

Accounts receivable securitization program

On December 20, 2012, the Company entered into a three-year agreement, commencing on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month. Subject to customary indemnifications, each trust’s recourse is limited to the accounts receivable transferred.

The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the program is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.

The Company accounts for its accounts receivable securitization program under Accounting Standards Codification (ASC) 860, Transfers and Servicing. Based on the structure of the program, the Company accounts for the proceeds as a secured borrowing. As such, as at December 31, 2013, the Company recorded $250 million of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.18% which is secured by and limited to $281 million of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents

The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 22, 2013, the expiry date of these agreements was extended by one year to April 28, 2016. Under these agreements, the Company

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	29

Management’s Discussion and Analysis

has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2013, the Company had letters of credit drawn of $481 million ($551 million as at December 31, 2012) from a total committed amount of $503 million ($562 million as at December 31, 2012) by the various banks. As at December 31, 2013, cash and cash equivalents of $448 million ($521 million as at December 31, 2012) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Shelf prospectus and registration statement

On December 3, 2013, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC) providing for the issuance by CN of up to $3.0 billion of debt securities in the Canadian and U.S. markets. The current shelf prospectus and registration statement expires January 2, 2016 and replaces CN’s previous shelf prospectus and registration statement that was filed on November 4, 2011. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions at the time of pricing.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2013:

							2019 &
In millions	Total	2014	2015	2016	2017	2018	thereafter
Debt obligations (1)	$7,058	$868	$369	$582	$263	$556	$4,420
Interest on debt obligations	5,302	326	317	308	296	271	3,784
Capital lease obligations (2)	991	209	113	317	154	14	184
Operating lease obligations (3)	680	132	111	84	66	56	231
Purchase obligations (4)	482	397	70	7	4	2	2
Pension contributions (5)	1,207	3	196	336	336	336	-
Other long-term liabilities reflected on the balance sheet (6)	754	65	66	44	44	42	493
Other commitments (7)	363	61	302	-	-	-	-
Total obligations	$16,837	$2,061	$1,544	$1,678	$1,163	$1,277	$9,114

(1)
Presented net of unamortized discounts, of which $833 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $782 million which are included in “Capital lease obligations“. Also includes $250 million under the accounts receivable securitization program.

(2)	Includes $782 million of minimum lease payments and $209 million of imputed interest at rates ranging from 0.7% to 8.5%.

(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(5)
The Company’s pension contributions are based on actuarial funding valuations. The estimated minimum required payments for pension contributions, excluding current service cost, are based on actuarial funding valuations as at December 31, 2012 that were filed in June 2013. As a result of the voluntary contributions made by the Company of $100 million and $700 million in 2013 and 2012, respectively, there are no minimum required payments for pension contributions, excluding current service costs for 2014, for the Company’s main pension plan, the CN Pension Plan. Voluntary contributions can be treated as prepayment against the Company’s required special solvency payments and as at December 31, 2013 the Company had approximately $470 million of accumulated prepayments which remain available to offset future required solvency deficit payments. The Company expects to make total contributions in 2014 of approximately $130 million for all the Company’s pension plans and to apply approximately $335 million from its accumulated prepayments to satisfy its estimated 2014 required solvency deficit payment. Actuarial valuations are required annually and as such, future payments for pension contributions are subject to reevaluation on an annual basis. See the section of this MD&A entitled Business risks, Other risks – Pensions as well as the section of this MD&A entitled Critical accounting policies – Pensions and other postretirement benefits.

(6)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities that have been classified as contractual settlement agreements.

(7)
Includes estimated remaining commitments of approximately $291 million (US$273 million), in relation to the U.S. federal government legislative requirement to implement PTC by 2015. In August 2012, the FRA reported an update of the PTC implementation progress to Congress concluding that the majority of the carriers would be unable to meet the December 31, 2015 implementation deadline. In August 2013, legislation was introduced in the Senate that would delay PTC implementation by five years to the end of 2020, and in the same month, the U.S. Government Accountability Office published a report recommending that Congress give the FRA authority to extend the deadline for individual carriers on a case-by-case basis. It also includes estimated remaining commitments of approximately $72 million (US$68 million), in relation to the acquisition of principal lines of the former Elgin, Joliet and Eastern Railway Company, for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.

For 2014 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

30	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Disposal of property

2013

Exchange of easements

On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company has accounted for the exchange of easements at fair value pursuant to Financial Accounting Standards Board (FASB) ASC 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

Lakeshore West

On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2012

Bala-Oakville

On March 23, 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2011

IC RailMarine

On August 1, 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (“IC RailMarine”), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (“Foresight”) and the Cline Group (“Cline”), for cash proceeds of $70 million (US$73 million) before transaction costs. IC RailMarine is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company will benefit from a 10-year rail transportation agreement with Savatran LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the IC RailMarine transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

Lakeshore East

On March 24, 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 16 – Major commitments and contingencies to the Company’s 2013 Annual Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees. All share and per share data for such plans reflect the impact of the stock split (see Note 9 – Capital stock to the Company’s 2013 Annual Consolidated Financial Statements). A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2013 Annual Consolidated Financial Statements.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	31

Management’s Discussion and Analysis

The following table provides the total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2013, 2012 and 2011:

In millions	Year ended December 31,	2013	2012	2011
Cash settled awards
Share Unit Plan		$92	$76	$81
Voluntary Incentive Deferral Plan		35	19	21
		127	95	102
Stock option awards		9	10	10
Total stock-based compensation expense		$136	$105	$112
Tax benefit recognized in income		$35	$25	$24

Financial instruments

In the normal course of business, the Company is exposed to various risks such as customer credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. See Note 17 – Financial instruments to the Company’s 2013 Annual Consolidated Financial Statements for a discussion of such risks. At December 31, 2013 and 2012, the Company did not have any significant derivative financial instruments outstanding.

Payments for income taxes

The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, the Company’s domestic jurisdiction, tax installments in a given year are generally based on the prior year’s taxable income whereas in the U.S., the Company’s predominate foreign jurisdiction, they are based on forecasted taxable income of the current year.

In 2013, net income tax payments to Canadian tax authorities were $610 million ($138 million in 2012) and net income tax payments to U.S. tax authorities were $280 million ($151 million in 2012). For the 2014 fiscal year, the Company’s net income tax payments are expected to be approximately $800 million.

See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statement.

Common shares

Common stock split

On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split in the form of a stock dividend of one additional common share of CN for each share outstanding, which was paid on November 29, 2013, to shareholders of record on November 15, 2013. All share and per share data presented herein reflect the impact of the stock split.

Share repurchase programs

On October 22, 2012, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to $1.4 billion in common shares, not to exceed 36.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 29.4 million common shares for $1.4 billion under this share repurchase program.

On October 22, 2013, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 30.0 million common shares, between October 29, 2013 and October 23, 2014 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

The following table provides the information related to the share repurchase programs for the years ended December 31, 2013, 2012 and 2011:

In millions, except per share data
Year ended December 31,	2013	2012	2011
October 2013 – October 2014 program
Number of common shares (1)	5.5	N/A	N/A
Weighted-average price per share (2)	$55.25	N/A	N/A
Amount of repurchase	$305	N/A	N/A
October 2012 – October 2013 program
Number of common shares (1)	22.1	7.2	N/A
Weighted-average price per share (2)	$49.51	$42.11	N/A
Amount of repurchase	$1,095	$305	N/A
October 2011 – October 2012 program
Number of common shares (1)	N/A	26.6	6.8
Weighted-average price per share (2)	N/A	$41.16	$37.54
Amount of repurchase	N/A	$1,095	$256
January 2011 – December 2011 program
Number of common shares (1)	N/A	N/A	33.0
Weighted-average price per share (2)	N/A	N/A	$35.28
Amount of repurchase	N/A	N/A	$1,164
Total for the year
Number of common shares (1)	27.6	33.8	39.8
Weighted-average price per share (2)	$50.65	$41.36	$35.67
Amount of repurchase	$1,400	$1,400	$1,420

(1)	Includes common shares purchased in the first and fourth quarters of 2013, 2012 and 2011 pursuant to private agreements between the Company and arm’s-length third-party sellers.

(2)	Includes brokerage fees.

Outstanding share data

As at February 3, 2014, the Company had 829.9 million common shares and 7.7 million stock options outstanding.

32	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Recent accounting pronouncements

In February 2013, the FASB issued Accounting Standards Update (ASU) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 added new disclosure requirements to ASC 220, Comprehensive Income, for items reclassified out of accumulated other comprehensive income (AOCI) effective for reporting periods beginning after December 15, 2012. It requires entities to disclose additional information about amounts reclassified out of AOCI by component including changes in AOCI balances and significant items reclassified out of AOCI by the respective line items of net income. The Company has adopted ASU 2013-02 for the reporting period beginning January 1, 2013 and the prescribed disclosures are presented in Note 18 – Accumulated other comprehensive loss to the Company’s 2013 Annual Consolidated Financial Statements.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants required all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the fiscal years beginning on or after January 1, 2011. However, National Instrument 52-107 issued by the Ontario Securities Commission allows SEC issuers, as defined by the SEC, such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company decided not to report under IFRS and continues to report under U.S. GAAP. The SEC is currently evaluating the implications of incorporating IFRS into the U.S. financial reporting system. Should the SEC decide it will move forward, the Company will convert its reporting to IFRS when required.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s 2013 Annual Consolidated Financial Statements and Notes thereto.

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2013, the Company recorded a $1 million increase to its provision for personal injuries and other claims in Canada as a result of a comprehensive actuarial study for employee injury claims as well as various other legal claims.

As at December 31, 2013, 2012 and 2011, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2013	2012	2011
Balance January 1	$209	$199	$200
Accruals and other	38	55	31
Payments	(37)	(45)	(32)
Balance December 31	$210	$209	$199
Current portion – Balance December 31	$31	$39	$39

The assumptions used in estimating the ultimate costs for Canadian employee injury claims include, among other factors, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations.

For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	33

Management’s Discussion and Analysis

United States

Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.

In 2013, the Company recorded an $11 million reduction to its provision for U.S. personal injury and other claims attributable to non-occupational disease, third-party and occupational disease claims pursuant to the 2013 external actuarial study. In previous years, external actuarial studies have supported a net increase of $1 million and a net reduction of $6 million to the Company’s provision for U.S. personal injury and other claims in 2012 and 2011, respectively. The previous years’ changes were mainly attributable to changes in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements for existing claims.

As at December 31, 2013, 2012 and 2011, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2013	2012	2011
Balance January 1	$105	$111	$146
Accruals and other	25	28	30
Payments	(24)	(34)	(65)
Balance December 31	$106	$105	$111
Current portion – Balance December 31	$14	$43	$45

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the asbestos average claim cost or a 1% change in the inflation trend rate for all injury types would result in an increase or decrease in the liability recorded of approximately $1 million.

Environmental matters

Known existing environmental concerns

The Company has identified approximately 280 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the

34	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2013, 2012 and 2011, the Company’s provision for specific environmental sites was as follows:

In millions	2013	2012	2011
Balance January 1	$123	$152	$150
Accruals and other	14	(5)	17
Payments	(18)	(24)	(15)
Balance December 31	$119	$123	$152
Current portion – Balance December 31	$41	$31	$63

The Company anticipates that the majority of the liability at December 31, 2013 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and

(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses for environmental matters amounted to $18 million in 2013, $16 million in 2012 and $4 million in 2011. For 2014, the Company expects to incur operating expenses relating to environmental matters in the same range as 2013. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	35

Management’s Discussion and Analysis

waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $10 million in 2013, $13 million in 2012 and $11 million in 2011. For 2014, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2013.

Depreciation

Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual service lives differing from the Company’s estimates.

A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite service life of the Company’s fixed asset base would impact annual depreciation expense by approximately $26 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In the first quarter of 2013, the Company completed its depreciation study for Canadian track and roadway properties and as a result, the Company changed the estimated service lives for various track and roadway assets and their related composite depreciation rates. This depreciation study resulted in an annualized decrease to depreciation expense of approximately $25 million. In the fourth quarter of 2013, a depreciation study on U.S. track and roadway properties was completed resulting in an annualized increase to depreciation expense of approximately $30 million.

In 2013, the Company recorded total depreciation expense of $979 million ($923 million in 2012 and $883 million in 2011). At December 31, 2013, the Company had Properties of $26,227 million, net of accumulated depreciation of $10,579 million ($24,541 million in 2012, net of accumulated depreciation of $10,181 million). Additional disclosures are provided in Note 4 – Properties to the Company’s 2013 Annual Consolidated Financial Statements.

U.S. generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits

The Company’s plans have a measurement date of December 31. The following table shows the Company’s pension asset, pension liability and other postretirement benefits liability at December 31, 2013 and December 31, 2012:

In millions	December 31,	2013	2012
Pension asset		$1,662	$-
Pension liability		$303	$524
Other postretirement benefits liability		$256	$277

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)

The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by FASB ASC 715, Compensation – Retirement Benefits. Under the standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, the standard allows for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

36	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

In accounting for pensions and other postretirement benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

For the years ended December 31, 2013, 2012 and 2011, the consolidated net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	Year ended December 31,	2013	2012	2011
Net periodic benefit cost (income) for pensions		$90	$(9)	$(80)
Net periodic benefit cost for other postretirement benefits		$14	$14	$19

At December 31, 2013 and 2012, the projected pension benefit obligation and accumulated other postretirement benefit obligation were as follows:

In millions	December 31,	2013	2012
Projected pension benefit obligation		$15,510	$16,335
Accumulated other postretirement benefit obligation		$256	$277

Discount rate assumption

The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. For the Canadian pension and other postretirement benefit plans, future expected benefit payments at each measurement date are discounted using spot rates from a derived AA corporate bond yield curve. The derived curve is based on observed rates for AA corporate bonds with short term maturities and a projected AA corporate curve for longer term maturities based on spreads between observed AA corporate bonds and AA provincial bonds. The derived curve is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 4.73%, based on bond yields prevailing at December 31, 2013 (4.15% at December 31, 2012) was considered appropriate by the Company to match the approximately 11-year average duration of estimated future benefit payments. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately 11 years.

The Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold. For the year ended December 31, 2013, the Company amortized a net actuarial loss of $227 million related to the accumulated actuarial losses of its pension plans as part of net periodic benefit cost. The Company also recognized $5 million of actuarial losses related to settlements in its various pension plans, and recorded a net actuarial gain of $1,517 million on its pension plans decreasing the net actuarial loss recognized in Accumulated other comprehensive loss to $1,515 million ($3,264 million in 2012). The decrease in the net actuarial loss was primarily due to the positive liability experience resulting from the increase in the discount rate from 4.15% to 4.73%, as well as the difference in the actual and expected return on plan assets for the year ended December 31, 2013.

For the year ended December 31, 2013, a 0.25% decrease in the 4.73% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $440 million to the funded status for pensions and would result in an increase of approximately $35 million to the 2014 net periodic benefit cost. A 0.25% increase in the discount rate would have resulted in an increase of approximately $425 million to the funded status for pensions and would result in a decrease of approximately $35 million to the 2014 net periodic benefit cost.

Expected long-term rate of return assumption

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2013, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost. For

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	37

Management’s Discussion and Analysis

2014, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management’s current view of long-term investment returns. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which for the CN Pension Plan at December 31, 2013 was above the market-related value of assets by $1,340 million, the projected net periodic benefit cost for 2014 would decrease by approximately $90 million.

The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The target long-term asset mix in 2013 was: 3% cash and short-term investments, 37% bonds and mortgages, 45% equities, 4% real estate, 7% oil and gas and 4% infrastructure assets.

Annually, the CN Investment Division (Investment Manager), a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy and compares the actual performance of the Trusts to the performance of the benchmark indices.

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2013, the CN Pension Plan earned an annual average rate of return of 7.56%.

The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2013	2012	2011	2010	2009
Actual	11.2%	7.7%	0.3%	8.7%	10.8%
Market-related value	7.3%	2.3%	3.0%	4.8%	6.5%
Expected	7.00%	7.25%	7.50%	7.75%	7.75%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $85 million. Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit cost for pensions for 2014

In 2014, the Company expects a net periodic benefit cost of approximately $10 million for all its defined benefit pension plans. The favorable variance compared to 2013 is mainly the result of a decrease in the amortization of actuarial losses due to an increase in the discount rate used from 4.15% to 4.73%, partly offset by higher interest costs.

Plan asset allocation

Based on the fair value of the assets held as at December 31, 2013, excluding the economic exposure of derivatives, the assets of the Company’s various plans are comprised of 5% in cash and short-term investments, 25% in bonds and mortgages, 41% in equities, 2% in real estate assets, 8% in oil and gas, 5% in infrastructure, 10% in absolute return investments, and 4% in risk-based allocation investments. See Note 11 – Pensions and other postretirement benefits to the Company’s 2013 Annual Consolidated Financial Statements for information on the fair value measurements of such assets.

A significant portion of the plans’ assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans’ investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase and health care cost trend rate

The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2013, a rate of compensation increase of 3.00% was used to determine the projected benefit obligation and the net periodic benefit cost.

For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 8% in 2013, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

For the year ended December 31, 2013, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

38	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

Funding of pension plans

For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries (CIA) for all of the registered Canadian defined benefit pension plans. The Company’s funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI.

The Company’s latest actuarial valuations for funding purposes conducted as at December 31, 2012 indicated a funding excess on a going-concern basis of approximately $1.4 billion and a funding deficit on a solvency basis of approximately $2.1 billion. The Company’s next actuarial valuations required as at December 31, 2013 will be performed in 2014. These actuarial valuations are expected to identify a going-concern surplus of approximately $1.7 billion, while on a solvency basis a funding deficit of approximately $1.7 billion is expected due to the level of interest rates applicable at their respective measurement dates. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Actuarial valuations are also required annually for the Company’s U.S. pension plans.

In 2013, in anticipation of its future funding requirements, the Company made voluntary contributions of $100 million in excess of the required contributions to strengthen the financial position of its main pension plan, the CN Pension Plan. These contributions can be treated as a prepayment against its future required special solvency payments. As at December 31, 2013, the Company had $470 million of accumulated prepayments which remain available to offset future required solvency deficit payments. The Company expects to use approximately $335 million of these prepayments to satisfy its 2014 required solvency deficit payment. As a result, the Company’s cash contributions for 2014 are expected to be approximately $130 million, for all the Company’s pension plans. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2014 funding obligations.

Adverse changes to the assumptions used to calculate the Company’s funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact the Company’s future contributions.

Information disclosed by major pension plan

The following table provides the Company’s plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

		CN	BC Rail Ltd	U.S. and
In millions	December 31, 2013	Pension Plan	Pension Plan	other plans	Total
Plan assets by category
Cash and short-term investments		$852	$31	$14	$897
Bonds		3,834	163	88	4,085
Mortgages		160	5	1	166
Equities		6,566	212	110	6,888
Real estate		288	10	1	299
Oil and gas		1,329	46	5	1,380
Infrastructure		758	27	3	788
Absolute return		1,638	53	7	1,698
Risk-based allocation		586	19	2	607
Other (1)		48	2	11	61
Total plan assets		$16,059	$568	$242	$16,869
Projected benefit obligation at end of year		$14,458	$513	$539	$15,510
Company contributions in 2013		$197	$1	$28	$226
Employee contributions in 2013		$56	$-	$-	$56

(1)
Other consists of operating assets of $85 million ($94 million in 2012) and liabilities of $24 million ($93 million in 2012) required to administer the trust funds’ investment assets and the plans’ benefit and funding activities.

Additional disclosures are provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2013 Annual Consolidated Financial Statements.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	39

Management’s Discussion and Analysis

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/ settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities including the available carryback and carryforward periods, projected future taxable income, and tax planning strategies in making this assessment. As at December 31, 2013, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.6 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets.

In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2013, the total amount of gross unrecognized tax benefits was $30 million before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2013 was $25 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2013 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $8 million of the net unrecognized tax benefits as at December 31, 2013 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations. In Canada, the Company’s federal and provincial income tax returns filed for the years 2007 to 2012 remain subject to examination by the taxation authorities. An examination of the Company’s federal income tax returns for the 2009 year is currently in progress and is expected to be completed during 2014. Examinations on specific tax positions taken for federal and provincial income tax returns for the years 2007 and 2008 are currently in progress and are also expected to be completed during 2014. In the U.S., the federal income tax returns filed for the year 2007 as well as for the years 2009 to 2012 remain subject to examination by the taxation authorities, and the state income tax returns filed for the years 2009 to 2012 remain subject to examination by the taxation authorities. An examination of the federal income tax returns for the year 2007 as well as for the years 2009 to 2011 is currently in progress. Examinations of certain state income tax returns by the state taxation authorities are currently in progress. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

The Company’s deferred income tax assets are mainly composed of temporary differences related to the pension liability, accruals for personal injury claims and other reserves, other postretirement benefits liability, and net operating losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $36 million in 2013.

From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2013 and 2012 and resulted in an income tax expense of $24 million and $35 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.

For the year ended December 31, 2013, the Company recorded total income tax expense of $977 million, of which $331 million was a deferred income tax expense and included a net income tax recovery of $7 million which consisted of a $15 million income tax recovery from the recognition of U.S. state income tax losses and a $16 million income tax recovery from a revision of the apportionment of U.S. state income taxes which were partly offset by a combined $24 million income tax expense resulting from the enactment of higher provincial corporate income tax rates. For the year ended December 31, 2012, the Company recorded total income tax expense of $978 million, of which $451 million of the reported income tax expense was for deferred income taxes,

40	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

and included a net income tax expense of $28 million, which consisted of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment. For the year ended December 31, 2011, the Company recorded total income tax expense of $899 million, of which $531 million of the reported income tax expense was for deferred income taxes, and included a $40 million net income tax expense resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions that was partly offset by an income tax recovery of $11 million relating to certain fuel costs attributed to various wholly-owned subsidiaries’ fuel consumption in prior periods. The Company’s net deferred income tax liability at December 31, 2013 was $6,463 million ($5,512 million at December 31, 2012). Additional disclosures are provided in Note 13 – Income taxes to the Company’s 2013 Annual Consolidated Financial Statements.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition

The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.

Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.

The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.

On June 27, 2013, the Department of Justice in Canada notified the Company that the Commissioner of Competition had opened an inquiry into allegations that the Company engaged in tied selling and/or abuse of a dominant position in respect of the rail transportation and transloading of lumber products in western Canada. The Commissioner sought the Company’s consent to the issuance of an order under the Competition Act of Canada to obtain records and information in furtherance of its inquiry. The Company did not object to the issuance of the order and is fully cooperating with the Competition Bureau’s inquiry.

There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts,

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	41

Management’s Discussion and Analysis

future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities like crude oil and propane that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.

While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, and reputation in a particular quarter or fiscal year.

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2013, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

As at December 31, 2013, CN employed a total of 16,507 employees in Canada, of which 12,337 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees.

On January 31, 2013, the tentative agreement reached on December 21, 2012 between CN and the International Brotherhood of Electrical Workers (IBEW), covering approximately 700 signals and communications employees was ratified. The new collective agreement will expire on December 31, 2016.

On October 30, 2013, a tentative agreement was reached between CN and the Teamsters Canada Rail Conference (TCRC) to renew the collective agreements covering approximately 3,000 mainline conductors and yard crews, which expired on July 22, 2013. On January 31, 2014, CN announced that the TCRC advised the Company that the membership did not ratify the tentative agreement. CN and the TCRC will resume discussions during the week of February 3, 2014.

Disputes relating to the renewal of collective agreements could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce

As at December 31, 2013, CN employed a total of 7,214 employees in the U.S., of which 5,725 were unionized employees.

As of February 3, 2014, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Railroad Company (ICRR), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions, ranging from 2010 to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Some of these agreements are currently under renegotiation.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, ICRR, WC,

42	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation

The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency under the Canada Transportation Act (CTA), and (ii) safety regulation by the Federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada

The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. The CTA also regulates the maximum revenue entitlement for the movement of grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.

On June 26, 2013, the Government enacted Bill C-52 which gives shippers a right to an agreement respecting the level of service to be provided by a railway company. Bill C-52 also sets out a process by which the level of service to be provided by the railway company can be established through an arbitration process in the event that the parties cannot reach agreement through their own commercial negotiations. However, the arbitration process will not be available to a shipper in respect of a matter that is governed by a written agreement between the shipper and the railway company or in respect of traffic that is subject to a decision issued under the final arbitration process.

On November 19, 2013, the Canadian Transportation Agency initiated a consultation on the current approach to determining the adequacy of railway third party liability coverage and solicited input on possible improvements to the current regulatory framework.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s results of operations or financial position.

Economic regulation – U.S.

The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.

The STB has undertaken proceedings in the past few years in a number of areas. On February 24, 2011, the STB held a hearing to review the commodities and forms of service currently exempt from STB regulation and is considering the comments on these matters and may take further action. On May 7, 2012, the STB proposed new regulations concerning the liability of third parties for rail car demurrage providing that any person receiving rail cars from a carrier for loading or unloading who detains the cars beyond a specified period of time may be held liable for demurrage if that person has actual notice of the carrier’s demurrage tariff providing for such liability prior to the carrier’s placement of the cars. On July 25, 2012, following hearings in June 2011 on the state of competition in the railroad industry, the STB commenced a proceeding to consider a proposal by the National Industrial Transportation League for competitive switching. In a first phase, parties submitted at STB’s request on March 1, 2013, a wide variety of data to assess the scope and potential impact of the proposal and submitted reply comments on May 30, 2013. It is anticipated that the STB will be holding a hearing in early 2014 to further review these matters. On July 18, 2013, the STB issued a decision raising relief caps and making certain other technical changes for rate complaints brought under its simplified rate guidelines. On December 12, 2013, the STB instituted a proceeding to invite comments on how to ensure its rate complaint procedures are accessible to grain shippers and provide effective protection against unreasonable grain rates. On December 20, 2013, the STB instituted a rulemaking proceeding in response to a petition to abolish the use of a multi-stage discounted cash flow model used in part for determining the rail industry’s cost of capital and instead rely exclusively on the Capital Asset Pricing model.

As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Compliance with this mandate began with the third quarter of 2010 and is governed by performance metrics and standards jointly issued by the FRA and Amtrak on May 12, 2010. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	43

Management’s Discussion and Analysis

railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a petition with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN’s ICRR and GTW lines. CN responded on March 9, 2012 to Amtrak’s petition. CN and Amtrak entered into STB-supervised mediation from April 10, 2012 until October 4, 2012 and the proceedings resumed afterwards. On joint motion of the parties, the STB stayed the proceedings until July 31, 2013. The Company participated in a railroad industry challenge to the constitutionality of the joint FRA/Amtrak performance metrics and standards. On July 2, 2013, the U.S. Court of Appeals for the D.C. Circuit reversed a U.S. District Court decision and determined that Congress’ delegation to Amtrak of joint legislative authority with the FRA to promulgate the metrics and standards to be unconstitutional. In light of the Court’s decision, and on joint motion of the parties, the STB has stayed the proceedings until July 31, 2014, to provide time that may be necessary for a final resolution on the constitutionality of the metrics and standards pending further appeals. On October 11, 2013, the D.C. Circuit denied the Government’s petition for hearing en banc. The Government has until February 7, 2014 to seek U.S. Supreme Court review.

On July 30, 2013, Amtrak filed an application with the STB requesting the agency to set terms and compensation for a new CN/Amtrak Operating Agreement to replace the one that was expiring on August 11, 2013. On August 1, 2013, CN agreed to continue to make its facilities available to Amtrak during the STB’s consideration under the terms of the expired agreement.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In the current session of Congress, legislation to repeal the rail industry’s limited antitrust exemptions (Bill S. 638) has been introduced in the Senate, and there is no assurance that this or other legislation to increase federal economic regulation of the railroad industry will not progress through the legislative process.

The acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E) in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see the section of this MD&A entitled Contractual obligations). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice. Appeals were also filed by certain communities challenging the sufficiency of the EIS. On March 15, 2011, the Court denied the CN and community appeals. As such, the Company estimates its total remaining commitment related to the acquisition to be approximately $72 million (US$68 million). The commitment for the grade separation projects is based on estimated costs provided by the STB at the time of acquisition and could be subject to adjustment.

The STB also imposed a five-year monitoring and oversight condition, subsequently extended to six years, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. On November 8, 2012, the STB denied the request of the Village of Barrington, IL that the STB impose additional mitigation that would require CN to fund the full cost of a grade separation at a location along the EJ&E line in Barrington. On December 26, 2012, the Village appealed the STB’s decision to the U.S. Court of Appeals for the D.C. Circuit. Oral arguments were heard on November 15, 2013 and a decision is expected in early 2014.

A first oversight audit of the Company’s EJ&E’s operational and environmental reporting was completed in April 2010, and after public comment was finalized by the STB in December 2010. In December 2011, the STB directed a second oversight audit that commenced on February 17, 2012, that audit was completed on April 30, 2012, and released publicly by the STB on June 18, 2012.

The resolution of matters that could arise during the STB’s remaining oversight of the transaction cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard (USCG) and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels. Regulatory initiatives of these U.S. government agencies may materially adversely affect the Company’s financial position or results of operations.

On November 8, 2011, the Federal Maritime Commission (FMC), which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry to examine whether the U.S. Harbor Maintenance Tax (HMT) and other factors may be contributing to the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. The Company filed comments in this proceeding on January 9, 2012. In July 2012, the FMC issued its study, which found that carriers shipping cargo through Canadian or Mexican ports violate no U.S. law, treaty, agreement, or FMC regulation. The report stated, however, that the HMT is one of many factors affecting the increased use of foreign ports for cargo bound for U.S. destinations and that amendment of the current HMT

44	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

structure should be considered so as to assist U.S. seaports. On September 17, 2013, the Maritime Goods Movement Act (Bill S. 1509) was introduced and assigned to a congressional committee for consideration. The bill proposes to replace the HMT with a Maritime Goods Movement Fee which would be imposed on any U.S.-destined cargo regardless of its point of entry into North America. Among the bill’s goals is to discourage diversion of U.S.-bound goods through Canadian or Mexican ports.

No assurance can be given that any future regulatory or legislative initiatives by the U.S. federal government related to this inquiry and proposed legislation will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Safety regulation – Canada

Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. On May 1, 2013, Bill S-4 came into force which prohibits anyone from operating a railway without having first obtained a Railway Operating Certificate issued by the Minister. The Bill also includes the ability for the government to establish Administrative Monetary Penalties in the event of contravention of prescribed provisions of the Act or regulations.

On July 23, 2013, following a significant derailment involving a non-related short-line railroad within the Province of Quebec (“Lac-Mégantic derailment”), the Federal Minister of Transport issued an Emergency Directive under the Canada Railway Safety Act to enhance the effectiveness of train securement procedures and safety across the Canadian rail industry and to help reduce the risk of unintended train movements that can lead to catastrophic accidents. CN has reviewed its safety policies for unattended trains and adjusted its safety practices to comply with Transport Canada’s order. Transport Canada also issued an order requiring all federal railways to formulate or revise rules, as the case may be, respecting the securement of unattended locomotives and crew size requirements. On November 20, 2013, the Railway Association of Canada filed revised rules on behalf of CN and its other member railway companies in compliance with this order. On December 26, 2013, the Minister issued a notice approving the revised rules.

On November 20, 2013, the Federal Minister of Transport issued Protective Direction No. 32 under the Transportation of Dangerous Goods Act, requiring railway companies to provide designated municipal emergency planning officials with yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through the municipality.

On January 23, 2014, the Transportation Safety Board of Canada (TSB) issued a series of recommendations to Transport Canada to improve the safe transportation of crude oil by rail. The TSB recommendations call for: (1) tougher standards for Class 111 tank cars; (2) route planning and analysis; and (3) emergency response assistance plans.

In 2014, Transport Canada is expected to finalize new regulations for highway-railway crossings. These will specify specific standards for new crossings and require that existing crossings be upgraded to basic safety standards within seven years.

Safety regulation – U.S.

Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, Positive Train Control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company is taking steps to ensure implementation of PTC in accordance with the new law, including working with other Class I railroads to satisfy the requirements for U.S. network interoperability. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. CN’s total implementation costs associated with PTC are estimated to be US$335 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and is working with the FRA to ensure that its operations conform to the law’s requirements.

In August 2012, the FRA reported an update of the PTC implementation progress to Congress concluding that the majority of the carriers would be unable to meet the December 31, 2015 implementation deadline. In August 2013, legislation was introduced in the Senate that would delay PTC implementation by five years to the end of 2020, and in the same month, the U.S. Government Accountability Office published a report recommending that Congress give the FRA authority to extend the deadline for individual carriers on a case-by-case basis.

The suspension by the Federal Communication Commission (FCC) in May 2013 of its normal processes to review possible impacts to tribal historic and cultural artifacts of the installation of tens of thousands of poles industry-wide that are required to host PTC radio operations, and the uncertainty of yet-to-be determined changes to those procedures needed to accommodate that volume, may further threaten the PTC implementation deadline.

In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, FRA and the

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	45

Management’s Discussion and Analysis

Pipeline and Hazardous Materials Safety Administration (PHMSA) issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees’ compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, the Association of American Railroads (AAR) amended the industry’s Recommended Railroad Operating Practices for Transportation of Hazardous Materials (Circular No. OT-55-N) by expanding the definition of a “key train” (for which heightened operating safeguards are required) to include trains carrying one tank car load of poison or toxic inhalation hazard, anhydrous ammonia, or ammonia solutions and to include trains carrying 20 car loads or portable tank loads of any combination of hazardous materials (including ethanol and crude oil).

On August 12, 2013, the FRA established the Railroad Safety Advisory Committee (RSAC) to provide advice and recommendations to the FRA on railroad safety matters. The FRA’s Emergency Order No. 28 resulted in four new tasks accepted by the RSAC. The four tasks are: train crew size; operational testing for securement; securement; and hazardous material issues. The FRA has asked RSAC’s four task groups to conclude meetings by April 2014 and submit their recommendations to the FRA for drafting Emergency Order No. 28 into new regulation. CN is an active participant in all four task groups.

On September 6, 2013, PHMSA published an Advance Notice of Proposed Rulemaking considering improvement of the regulations related to the transportation by rail of hazardous materials in tank cars. On November 14, 2013, CN was a participant in AAR’s comments filed with PHMSA in this proceeding, which urged PHMSA to require that all tank cars used to transport flammable liquids be retrofitted or phased out, and that new cars be built to more stringent standards. The AAR comments included specific tank cars safety standard improvements, which AAR maintained will substantially decrease the likelihood of a release if a tank car is involved in an accident.

On January 23, 2014 the National Transportation Safety Board (NTSB) issued a series of recommendations to the U.S. Department of Transportation, to address the safety risk of transporting crude oil by rail. The NTSB’s recommendations complement those issued by the TSB and specifically: (1) require expanded hazardous materials route planning for railroads to avoid populated and other sensitive areas; (2) development of an FRA/PHMSA audit program to ensure that railroads carrying petroleum products have adequate emergency response capabilities to address worst-case discharges of the product; and (3) require audits of shippers and railroads to ensure that they are properly classifying hazardous materials being transported and that they have adequate safety and security plans in place.

No assurance can be given that these or any future regulatory initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Security

The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i)	Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii)	The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii)	Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv)	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials

The Company may be required to transport toxic inhalation hazard materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i)
The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

46	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

(ii)
The TSA requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii)	The PHMSA has issued regulations to enhance the crashworthiness protection of tank cars used to transport toxic inhalation hazard materials and to limit the operating conditions of such cars.

(iv)
In Canada, the Transportation of Dangerous Goods Act establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Radio communications

The Company uses radios for a variety of operational purposes. Licenses for these activities, as well as the transfer or assignment of these licenses, require authorization of the FCC. The Company uncovered a number of instances where such authorization was not obtained and disclosed those instances to the FCC on a voluntary basis. The Company is undertaking a number of corrective actions with the FCC to address the situation, the whole without prejudice to a future FCC enforcement action and the imposition of fines.

Other risks

Economic conditions

The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Pensions

Overall returns in the capital markets and the level of interest rates affect the funded status of the Company’s defined benefit pension plans.

For accounting purposes, the funded status of all pension plans is calculated at the measurement date, which for the Company is December 31, using generally accepted accounting principles. Adverse changes with respect to pension plan returns and the level of interest rates from the last measurement date may have a material adverse effect on the funded status and significantly impact future pension expense.

For funding purposes, the funded status of the Canadian pension plans is calculated to determine the required level of contributions using going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries (CIA). Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funded status of the plans and the Company’s results of operations. The Company’s funding requirements are determined upon completion of actuarial valuations which are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2012, were filed in June 2013 and identified a going-concern surplus of approximately $1.4 billion and a solvency deficit of approximately $2.1 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date. Actuarial valuations are also required annually for the Company’s U.S. pension plans.

In anticipation of its future funding requirements, the Company may occasionally make voluntary contributions in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company has been advised by the OSFI that voluntary contributions can be treated as a prepayment against the Company’s required special solvency payments and as at December 31, 2013, the Company had approximately $470 million of accumulated prepayments which remain available to offset future required solvency deficit payments. Pension contributions made in 2013 and 2012 of

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	47

Management’s Discussion and Analysis

$226 million and $833 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan and include voluntary contributions of $100 million and $700 million, respectively. The pension contributions also include contributions for the current service cost as determined under the Company’s current actuarial valuations for funding purposes.

On July 31, 2013, the CIA published a draft report for comment on Canadian Pensioners Mortality. Final guidance on mortality assumptions is expected in early 2014. The report contains proposed Canadian pensioners mortality tables and improvement scales based on experience studies conducted by the CIA. Based on the CIA’s report, the overall level of recent mortality experience is significantly lower than that anticipated by the current mortality tables which are commonly used. Furthermore, improvement rates experienced in recent years have been substantially higher than current projections. Based on the draft CIA’s report and CN’s experience, revised mortality tables and improvement scales that were used for the 2013 year end accounting valuation increased the Company’s projected benefit obligation as at December 31, 2013.

The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Trade restrictions

Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S.

Terrorism and international conflicts

Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance premiums could also increase significantly or coverage could become unavailable.

Customer credit risk

In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to the business failures of its customers. To manage its credit risk on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A wide-spread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity.

Liquidity

Disruptions in the financial markets or deterioration of the Company’s credit ratings could hinder the Company’s access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk

The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Availability of qualified personnel

The Company, like other companies in North America, may experience demographic challenges in the employment levels of its work-force. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 40% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs

The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a

48	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Management’s Discussion and Analysis

view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign currency

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $10 million to $15 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company’s revenues and expenses.

Reliance on technology

The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans, as well as other mitigation programs in place, a cyber security attack and significant disruption or failure of its information technology and communications systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Transportation network disruptions

Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

Weather and climate change

The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could (a) affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; (b) make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and (c) increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2013, have concluded that the Company’s disclosure controls and procedures were effective.

During the fourth quarter ended December 31, 2013, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2013, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (1992). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2013, and issued Management’s Report on Internal Control over Financial Reporting dated February 3, 2014 to that effect.

The Company’s 2013 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 3, 2014

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	49

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (1992). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2013.

KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 and has also expressed an unqualified audit opinion on the Company’s 2013 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 3, 2014.

“CLAUDE MONGEAU”
[signed]

Claude Mongeau
President and Chief Executive Officer

February 3, 2014

“LUC JOBIN”
[signed]

Luc Jobin
Executive Vice-President and Chief Financial Officer

February 3, 2014

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 3, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(S) KPMG LLP*

Montreal, Canada
February 3, 2014

*	FCPA auditor, FCA, public accountancy permit No. A106087

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

50	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated February 3, 2014 expressed an unqualified opinion on those consolidated financial statements.

(S) KPMG LLP*

Montreal, Canada
February 3, 2014

*	FCPA auditor, FCA, public accountancy permit No. A106087

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	51

Consolidated Statement of Income

In millions, except per share data	Year ended December 31,	2013	2012	2011
Revenues		$10,575	$9,920	$9,028
Operating expenses
Labor and fringe benefits		2,182	1,952	1,812
Purchased services and material		1,351	1,248	1,120
Fuel		1,619	1,524	1,412
Depreciation and amortization		980	924	884
Equipment rents		275	249	228
Casualty and other		295	338	276
Total operating expenses		6,702	6,235	5,732
Operating income		3,873	3,685	3,296
Interest expense		(357)	(342)	(341)
Other income (Note 12)		73	315	401
Income before income taxes		3,589	3,658	3,356
Income tax expense (Note 13)		(977)	(978)	(899)
Net income		$2,612	$2,680	$2,457

Earnings per share (Note 15)
Basic		$3.10	$3.08	$2.72
Diluted		$3.09	$3.06	$2.70

Weighted-average number of shares (Note 15)
Basic	843.1	871.1	902.2
Diluted	846.1	875.4	908.9

See accompanying notes to consolidated financial statements.

52	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Consolidated Statement of Comprehensive Income

In millions	Year ended December 31,	2013	2012	2011
Net income		$2,612	$2,680	$2,457
Other comprehensive income (loss) (Note 18)
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations		440	(128)	130
Translation of US dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries		(394)	123	(122)
Pension and other postretirement benefit plans (Note 11):
Net actuarial gain (loss) arising during the year		1,544	(660)	(1,541)
Prior service cost arising during the year		-	(6)	(28)
Amortization of net actuarial loss included in net periodic benefit cost (income)		226	119	8
Amortization of prior service cost included in net periodic benefit cost (income)		5	7	4
Derivative instruments (Note 17)		-	-	(2)
Other comprehensive income (loss) before income taxes		1,821	(545)	(1,551)
Income tax recovery (expense)		(414)	127	421
Other comprehensive income (loss)		1,407	(418)	(1,130)
Comprehensive income		$4,019	$2,262	$1,327

See accompanying notes to consolidated financial statements.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	53

Consolidated Balance Sheet

In millions	December 31,	2013	2012

Assets

Current assets
Cash and cash equivalents		$214	$155
Restricted cash and cash equivalents (Note 8)		448	521
Accounts receivable (Note 3)		815	831
Material and supplies		274	230
Deferred and receivable income taxes (Note 13)		137	43
Other		89	89
Total current assets		1,977	1,869

Properties (Note 4)		26,227	24,541
Intangible and other assets (Note 5)		1,959	249
Total assets		$30,163	$26,659

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 6)		$1,477	$1,626
Current portion of long-term debt (Note 8)		1,021	577
Total current liabilities		2,498	2,203

Deferred income taxes (Note 13)		6,537	5,555
Pension and other postretirement benefits, net of current portion (Note 11)		541	784
Other liabilities and deferred credits (Note 7)		815	776
Long-term debt (Note 8)		6,819	6,323

Shareholders’ equity
Common shares (Note 9)		4,015	4,108
Accumulated other comprehensive loss (Note 18)		(1,850)	(3,257)
Retained earnings		10,788	10,167
Total shareholders’ equity		12,953	11,018
Total liabilities and shareholders’ equity		$30,163	$26,659

On behalf of the Board:

David G. A. McLean	Claude Mongeau
Director	Director

See accompanying notes to consolidated financial statements.

54	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Consolidated Statement of Changes in Shareholders’ Equity

	Issued and		Accumulated
	outstanding		other		Total
	common shares	Common	comprehensive	Retained	shareholders’
In millions	(Note 9)	shares	loss	earnings	equity
Balances at December 31, 2010	918.7	$4,252	$(1,709)	$8,741	$11,284

Net income	-	-	-	2,457	2,457
Stock options exercised and other (Notes 9, 10)	5.3	74	-	-	74
Share repurchase programs (Note 9)	(39.8)	(185)	-	(1,235)	(1,420)
Other comprehensive loss (Note 18)	-	-	(1,130)	-	(1,130)
Dividends ($0.65 per share)	-	-	-	(585)	(585)
Balances at December 31, 2011	884.2	4,141	(2,839)	9,378	10,680

Net income	-	-	-	2,680	2,680
Stock options exercised and other (Notes 9, 10)	6.4	128	-	-	128
Share repurchase programs (Note 9)	(33.8)	(161)	-	(1,239)	(1,400)
Other comprehensive loss (Note 18)	-	-	(418)	-	(418)
Dividends ($0.75 per share)	-	-	-	(652)	(652)
Balances at December 31, 2012	856.8	4,108	(3,257)	10,167	11,018

Net income	-	-	-	2,612	2,612
Stock options exercised and other (Notes 9, 10)	1.4	40	-	-	40
Share repurchase programs (Note 9)	(27.6)	(133)	-	(1,267)	(1,400)
Other comprehensive income (Note 18)	-	-	1,407	-	1,407
Dividends ($0.86 per share)	-	-	-	(724)	(724)
Balances at December 31, 2013	830.6	$4,015	$(1,850)	$10,788	$12,953

See accompanying notes to consolidated financial statements.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	55

Consolidated Statement of Cash Flows

In millions	Year ended December 31,	2013	2012	2011
Operating activities
Net income		$2,612	$2,680	$2,457
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		980	924	884
Deferred income taxes (Note 13)		331	451	531
Gain on disposal of property (Notes 4, 12)		(69)	(281)	(348)
Changes in operating assets and liabilities:
Accounts receivable		32	(20)	(51)
Material and supplies		(38)	(30)	11
Accounts payable and other		(245)	129	34
Other current assets		13	(13)	(2)
Pensions and other, net		(68)	(780)	(540)
Net cash provided by operating activities		3,548	3,060	2,976
Investing activities
Property additions		(1,973)	(1,731)	(1,625)
Disposal of property (Note 4)		52	311	369
Change in restricted cash and cash equivalents		73	(22)	(499)
Other, net		(4)	21	26
Net cash used in investing activities		(1,852)	(1,421)	(1,729)
Financing activities
Issuance of debt (Note 8)		1,850	493	787
Repayment of debt (Note 8)		(1,413)	(140)	(509)
Issuance of common shares due to exercise of stock options and related excess tax benefits realized (Note 10)		31	117	77
Repurchase of common shares (Note 9)		(1,400)	(1,400)	(1,420)
Dividends paid		(724)	(652)	(585)
Net cash used in financing activities		(1,656)	(1,582)	(1,650)
Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents		19	(3)	14
Net increase (decrease) in cash and cash equivalents		59	54	(389)
Cash and cash equivalents, beginning of year		155	101	490
Cash and cash equivalents, end of year		$214	$155	$101
Supplemental cash flow information
Net cash receipts from customers and other		$10,640	$9,877	$8,995
Net cash payments for:
Employee services, suppliers and other expenses		(5,558)	(5,241)	(4,643)
Interest		(344)	(364)	(329)
Personal injury and other claims (Note 16)		(61)	(79)	(97)
Pensions (Note 11)		(239)	(844)	(468)
Income taxes (Note 13)		(890)	(289)	(482)
Net cash provided by operating activities		$3,548	$3,060	$2,976

See accompanying notes to consolidated financial statements.

56	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1	Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split in the form of a stock dividend of one additional common share of CN for each share outstanding, which was paid on November 29, 2013, to share-holders of record on November 15, 2013. All share and per share data presented herein reflect the impact of the stock split.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. The allocation of revenues between reporting periods is based on the relative transit time in each period with expenses being recorded as incurred. Revenues related to non-rail transportation services are recognized as service is performed or as contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign currency
All of the Company’s operations in the United States (U.S.) are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (see Note 18 – Accumulated other comprehensive loss).

The Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Restricted cash and cash equivalents

The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents are shown separately on the balance sheet and include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

F. Accounts receivable

Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. When a receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited to the bad debt expense in Casualty and other in the Consolidated Statement of Income.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	57

Notes to Consolidated Financial Statements

1	Summary of significant accounting policies continued

G. Material and supplies

Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

H. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other structures are capitalized to the extent they meet the Company’s capitalization criteria. Major overhauls and large refurbishments of equipment are also capitalized when they result in an extension to the service life or increase the functionality of the asset. Repair and maintenance costs are expensed as incurred.

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class.

In accordance with the group method of depreciation, upon sale or retirement of properties in the normal course of business, cost less net salvage value is charged to accumulated depreciation. As a result, no gain or loss is recognized in income under the group method as it is assumed that the assets within the group on average have the same life and characteristics and therefore that gains or losses offset over time. For retirements of depreciable properties that do not occur in the normal course of business, a gain or loss may be recognized if the retirement varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.

Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant rail line sales are recognized in income when the asset meets the criteria for classification as held for sale, whereas losses resulting from significant rail line abandonments are recognized in the Consolidated Statement of Income when the asset ceases to be used. Gains are recognized in income when they are realized.

The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

I. Intangible assets

Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

The Company reviews the carrying amounts of intangible assets held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year;

(ii)	the interest cost of pension obligations;

(iii)	the expected long-term return on pension fund assets;

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and

(v)
the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Postretirement benefits other than pensions

The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.

The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

58	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

L. Personal injury and other claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.

In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

M. Environmental expenditures

Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed unless they can contribute to current or future operations. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable and collectability is reasonably assured.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in Net income or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards on a straight-line basis, over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. The Company also follows the fair value based approach for cash settled awards using a lattice-based valuation model. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. See Note 10 – Stock plans, for the assumptions used to determine fair value and for other required disclosures.

2	Accounting changes

The Company adopts accounting standards that are issued by the Financial Accounting Standards Board (FASB), if applicable. For the years 2013, 2012 and 2011, there were no accounting standard updates issued by FASB that had a significant impact on the Company’s consolidated financial statements, except as noted below.

In February 2013, the FASB issued Accounting Standards Update (ASU) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 added new disclosure requirements to Accounting Standards Codification (ASC) 220, Comprehensive Income, for items reclassified out of accumulated other comprehensive income (AOCI) effective for reporting periods beginning after December 15, 2012. It requires entities to disclose additional information about amounts reclassified out of AOCI by component including changes in AOCI balances and significant items reclassified out of AOCI by the respective line items of net income. The Company has adopted ASU 2013-02 for the reporting period beginning January 1, 2013 and the prescribed disclosures are presented in Note 18 – Accumulated other comprehensive loss.

3	Accounts receivable

In millions	December 31,	2013	2012
Freight		$675	$674
Non-freight		147	167
Gross accounts receivable		822	841
Allowance for doubtful accounts		(7)	(10)
Net accounts receivable		$815	$831

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	59

Notes to Consolidated Financial Statements

4	Properties

In millions		December 31, 2013			December 31, 2012
	Depreciation		Accumulated			Accumulated
	rate	Cost	depreciation	Net	Cost	depreciation	Net
Track and roadway (1)	2%	$27,833	$7,103	$20,730	$26,209	$6,948	$19,261
Rolling stock	4%	5,193	1,894	3,299	4,989	1,785	3,204
Buildings	2%	1,392	521	871	1,275	492	783
Information technology (2)	12%	1,000	455	545	976	427	549
Other	6%	1,388	606	782	1,273	529	744
Total properties including capital leases		$36,806	$10,579	$26,227	$34,722	$10,181	$24,541

Capital leases included in properties
Track and roadway (3)		$417	$58	$359	$417	$53	$364
Rolling stock		982	358	624	1,222	353	869
Buildings		109	21	88	109	18	91
Other		102	22	80	91	17	74
Total capital leases included in properties		$1,610	$459	$1,151	$1,839	$441	$1,398

(1)	Includes the cost of land of $1,911 million and $1,766 million as at December 31, 2013 and December 31, 2012, respectively.

(2)	The Company capitalized $85 million in 2013 and $93 million in 2012 of internally developed software costs pursuant to FASB ASC 350-40, “Intangibles – Goodwill and Other, Internal – Use Software.”

(3)	Includes $108 million of right-of-way access in both years.

Accounting policy for capitalization of costs

The Company’s railroad operations are highly capital intensive. The Company’s properties consist mainly of a large base of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company’s Track and roadway properties, and Rolling stock. The Company’s capital expenditures are for the replacement of assets and for the purchase or construction of assets to enhance operations or provide new service offerings to customers. A large portion of the Company’s capital expenditures are for self-constructed properties including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.

Expenditures are generally capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. The Company has a process in place to determine whether its capital programs qualify for capitalization. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria. These basic capital programs are planned in advance and carried out by the Company’s engineering workforce.

In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as detailed below:

•	Land: all purchases of land;

•	Grading: installation of road bed, retaining walls, drainage structures;

•	Rail and related track material: installation of 39 or more continuous feet of rail;

•	Ties: installation of 5 or more ties per 39 feet;

•	Ballast: installation of 171 cubic yards of ballast per mile.

Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

For the ballast asset, the Company also engages in “shoulder ballast undercutting” that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its average cost measured using the quantities of new ballast added.

For purchased assets, the Company capitalizes all costs necessary to make the asset ready for its intended use. Expenditures that are capitalized as part of self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs which are not charged directly to capital projects. These allocated costs include, but are not limited to, fringe benefits, small tools and supplies, machinery used on projects and project supervision. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.

60	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.

Accounting policy for depreciation

Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

For the rail asset, the estimated service life is measured in millions of gross tons per mile and varies based on rail characteristics such as weight, curvature and metallurgy. The annual composite depreciation rate for rail assets is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons per mile. For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing, less the rail asset’s usage to date.

The service life of the rail asset is increased incrementally as rail grinding is performed thereon. As such, the costs incurred for rail grinding are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by the rail grinding.

Disposal of property

2013

Exchange of easements

On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company has accounted for the exchange of easements at fair value pursuant to FASB ASC 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

Lakeshore West

On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2012

Bala-Oakville

On March 23, 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	61

Notes to Consolidated Financial Statements

4	Properties continued

2011

IC RailMarine

On August 1, 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (“IC RailMarine”), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (“Foresight”) and the Cline Group (“Cline”), for cash proceeds of $70 million (US$73 million) before transaction costs. IC RailMarine is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company will benefit from a 10-year rail transportation agreement with Savatran LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the IC RailMarine transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

Lakeshore East

On March 24, 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

5	Intangible and other assets

In millions	December 31,	2013	2012
Pension asset (Note 11)		$1,662	$-
Deferred and long-term receivables		109	87
Intangible assets (A)		59	57
Investments (B)		57	30
Other		72	75
Total intangible and other assets		$1,959	$249

A. Intangible assets

Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions.

B. Investments

As at December 31, 2013, the Company had $46 million ($20 million as at December 31, 2012) of investments accounted for under the equity method and $11 million ($10 million as at December 31, 2012) of investments accounted for under the cost method.

6	Accounts payable and other

In millions	December 31,	2013	2012
Trade payables		$408	$386
Payroll-related accruals		351	340
Accrued charges		156	135
Accrued interest		125	105
Income and other taxes		96	294
Stock-based incentives liability (Note 10)		80	88
Personal injury and other claims provisions (Note 16)		45	82
Environmental provisions (Note 16)		41	31
Other postretirement benefits liability (Note 11)		18	17
Other		157	148
Total accounts payable and other		$1,477	$1,626

7	Other liabilities and deferred credits

In millions	December 31,	2013	2012
Personal injury and other claims provisions, net of current portion (Note 16)		$271	$232
Stock-based incentives liability, net of current portion (Note 10)		240	203
Environmental provisions, net of current portion (Note 16)		78	92
Deferred credits and other		226	249
Total other liabilities and deferred credits		$815	$776

62	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

8	Long-term debt

			Outstanding
			US dollar-
			denominated	December 31,
In millions		Maturity	amount	2013	2012
Debentures and notes: (A)

Canadian National series:
4.40%	10-year notes (B)	Mar. 15, 2013	$-	$-	$398
4.95%	6-year notes (B)	Jan. 15, 2014	325	346	323
-	2-year floating rate notes (C)	Nov. 6, 2015	350	372	-
5.80%	10-year notes (B)	June 1, 2016	250	266	249
1.45%	5-year notes (B)	Dec. 15, 2016	300	319	298
5.85%	10-year notes (B)	Nov. 15, 2017	250	266	249
5.55%	10-year notes (B)	May 15, 2018	325	346	323
6.80%	20-year notes (B)	July 15, 2018	200	213	199
5.55%	10-year notes (B)	Mar. 1, 2019	550	585	547
2.85%	10-year notes (B)	Dec. 15, 2021	400	425	398
2.25%	10-year notes (B)	Nov. 15, 2022	250	266	249
7.63%	30-year debentures	May 15, 2023	150	159	149
6.90%	30-year notes (B)	July 15, 2028	475	505	473
7.38%	30-year debentures (B)	Oct. 15, 2031	200	213	199
6.25%	30-year notes (B)	Aug. 1, 2034	500	532	498
6.20%	30-year notes (B)	June 1, 2036	450	479	448
6.71%	Puttable Reset Securities PURSSM (B)	July 15, 2036	250	266	249
6.38%	30-year debentures (B)	Nov. 15, 2037	300	319	298
3.50%	30-year notes (B)	Nov. 15, 2042	250	266	249
4.50%	30-year notes (B)	Nov. 7, 2043	250	266	-

Illinois Central series:
5.00%	99-year income debentures	Dec. 1, 2056	7	7	7
7.70%	100-year debentures	Sep. 15, 2096	125	133	124
Total US dollar-denominated debentures and notes			$6,157	6,549	5,927

BC Rail series:
Non-interest bearing 90-year subordinated notes (D)		July 14, 2094		842	842
Total debentures and notes				7,391	6,769

Other:
Commercial paper (E) (F)				273	-
Accounts receivable securitization (G)				250	-
Capital lease obligations and other (H)				783	985
Total debt, gross				8,697	7,754

Less:
Net unamortized discount				857	854
Total debt (I) (1)				7,840	6,900

Less:
Current portion of long-term debt (I)				1,021	577
Total long-term debt				$6,819	$6,323

(1)	See Note 17 – Financial instruments, for the fair value of debt.

Footnotes to the table follow on the next page.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	63

Notes to Consolidated Financial Statements

8	Long-term debt continued

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

C. These floating rate notes bear interest at the three-month London Interbank Offered Rate (LIBOR) plus 0.20%. The interest rate as at December 31, 2013 was 0.44%.

D. The Company records these notes as a discounted debt of $9 million, using an imputed interest rate of 5.75%. The discount of $833 million is included in the net unamortized discount.

E. The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 22, 2013, the expiry date of the agreement was extended by one year to May 5, 2018. The credit facility, containing customary terms and conditions, is available for working capital and general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the LIBOR, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2013 and December 31, 2012, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2013 and 2012.

F.  The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2013, the Company had total borrowings of $273 million presented in Current portion of long-term debt on the Consolidated Balance Sheet (nil as at December 31, 2012). The weighted-average interest rate on these borrowings was 1.14%.

The Company presents issuances and repayments of commercial paper in the Consolidated Statement of Cash Flows, all of which have a maturity less than 90 days, on a net basis. The following table presents the gross issuances and repayments of commercial paper:

In millions	Year ended December 31,	2013	2012	2011
Issuances of commercial paper		$3,255	$1,861	$659
Repayments of commercial paper		$(2,987)	$(1,943)	$(575)

The Company has revised the Consolidated Statement of Cash Flows for 2012 and 2011 to present the cash flows from the issuances and repayments of commercial paper on a net basis, consistent with the presentation adopted for 2013. The Company chose to present such cash flows on a net basis since the issuance and repayments of commercial paper are part of the Company’s cash management activities and this debt matures in less than 90 days.

G. On December 20, 2012, the Company entered into a three-year agreement, commencing on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month. Subject to customary indemnifications, each trust’s recourse is limited to the accounts receivable transferred.

The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the program is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.

The Company accounts for its accounts receivable securitization program under ASC 860, Transfers and Servicing. Based on the structure of the program, the Company accounts for the proceeds as a secured borrowing. As such, as at December 31, 2013, the Company recorded $250 million of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.18% which is secured by and limited to $281 million of accounts receivable.

64	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

H. During 2013, the Company recorded $44 million in assets it acquired through equipment leases ($94 million in 2012), for which an equivalent amount was recorded in debt.

Interest rates for capital lease obligations range from approximately 0.7% to 8.5% with maturity dates in the years 2014 through 2037. The imputed interest on these leases amounted to $209 million as at December 31, 2013 and $249 million as at December 31, 2012.

The capital lease obligations are secured by properties with a net carrying amount of $779 million as at December 31, 2013 and $1,021 million as at December 31, 2012.

I. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2013, for the next five years and thereafter, are as follows:

	Capital
In millions	leases	Debt	Total
2014 (1)	$153	$868	$1,021
2015	83	369	452
2016	287	582	869
2017	143	263	406
2018	7	556	563
2019 and thereafter	109	4,420	4,529
	$782	$7,058	$7,840

(1)  Current portion of long-term debt.

J. The aggregate amount of debt payable in US currency as at December 31, 2013 was US$6,730 million (C$7,158 million), including US$573 million relating to capital leases and other; and US$6,690 million (C$6,656 million), including US$733 million relating to capital leases and other, as at December 31, 2012.

K. The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 22, 2013, the expiry date of these agreements was extended by one year to April 28, 2016. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2013, the Company had letters of credit drawn of $481 million ($551 million as at December 31, 2012) from a total committed amount of $503 million ($562 million as at December 31, 2012) by the various banks. As at December 31, 2013, cash and cash equivalents of $448 million ($521 million as at December 31, 2012) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

9	Capital stock

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

•	Unlimited number of Common Shares, without par value

•	Unlimited number of Class A Preferred Shares, without par value, issuable in series

•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

B. Issued and outstanding common shares

Common stock split

On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split in the form of a stock dividend of one additional common share of CN for each share outstanding, which was paid on November 29, 2013, to shareholders of record on November 15, 2013. All share and per share data presented herein reflect the impact of the stock split.

The following table provides the activity of the issued and outstanding common shares of the Company for the years ended December 31, 2013, 2012 and 2011:

In millions	Year ended December 31,	2013	2012	2011
Issued and outstanding common shares at beginning of year		856.8	884.2	918.7
Number of shares repurchased through buyback programs		(27.6)	(33.8)	(39.8)
Stock options exercised		1.4	6.4	5.3
Issued and outstanding common shares at end of year		830.6	856.8	884.2

Share repurchase programs

On October 22, 2012, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to $1.4 billion in common shares, not to exceed 36.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 29.4 million common shares for $1.4 billion under this share repurchase program.

On October 22, 2013, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 30.0 million common shares, between October 29, 2013 and October 23, 2014 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	65

Notes to Consolidated Financial Statements

9	Capital stock continued

The following table provides the information related to the share repurchase programs for the years ended December 31, 2013, 2012 and 2011:

In millions, except per share data	Year ended December 31,	2013	2012	2011
Number of common shares (1)		27.6	33.8	39.8
Weighted-average price per share (2)		$50.65	$41.36	$35.67
Amount of repurchase		$1,400	$1,400	$1,420

(1)	Includes common shares purchased in the first and fourth quarters of 2013, 2012 and 2011 pursuant to private agreements between the Company and arm’s-length third-party sellers.

(2)	Includes brokerage fees.

10	Stock plans

The Company has various stock-based incentive plans for eligible employees. All share and per share data for such plans reflect the impact of the stock split (see Note 9 – Capital stock). A description of the Company’s major plans is provided below:

A. Employee Share Investment Plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, as well as the resulting expense recorded for the years ended December 31, 2013, 2012 and 2011:

Year ended December 31,	2013	2012	2011
Number of participants holding shares	18,488	17,423	16,218
Total number of ESIP shares purchased on behalf of employees (millions)	2.3	2.5	2.6
Expense for Company contribution (millions)	$30	$24	$21

B. Stock-based compensation plans

The following table provides the total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2013, 2012 and 2011:

In millions	Year ended December 31,	2013	2012	2011
Cash settled awards
Share Unit Plan		$92	$76	$81
Voluntary Incentive Deferral Plan		35	19	21
		127	95	102
Stock option awards		9	10	10
Total stock-based compensation expense		$136	$105	$112
Tax benefit recognized in income		$35	$25	$24

(i) Cash settled awards

Share Unit Plan

In 2013, the Company granted 0.8 million performance share units (PSUs), previously known as restricted share units (RSUs), (0.9 million in both 2012 and 2011) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The PSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital (ROIC) over the plan period. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 150% depending on the level of ROIC attained.

Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout for PSUs is also conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the PSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreement, the Company may at its discretion change the manner of vesting of the PSUs to suspend payout on any PSUs pending resolution of such matter.

The value of the payout is equal to the number of PSUs awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. On December 31, 2013, for the 2011 grant, the level of ROIC attained resulted in a performance vesting factor of 150%. As the minimum share price condition was met, payout under the plan of approximately $80 million, calculated using the Company’s average share price during the 20-day period ending on January 31, 2014, will be paid to employees meeting the conditions of their

66	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

benefit plans, award or employment agreements in the first quarter of 2014.

In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the PSU payout of approximately $18 million otherwise due in February 2012 to its former Chief Executive Officer (CEO) after determining that the former CEO was likely in breach of his non-compete and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. On February 4, 2013, the Company’s Executive Vice-President and Chief Operating Officer (COO) resigned to join the Company’s major competitor in Canada. As a result of the COO’s resignation, compensation amounts subject to non-compete, non-solicitation and other applicable terms of his long-term incentive award agreements and related plans, and certain amounts accumulated under non-registered pension plans and arrangements were forfeited. In February 2013, the Company entered into confidential agreements to settle these matters. As a result, in the quarter ended March 31, 2013, the stock-based compensation liability was reduced by approximately $20 million.

Voluntary Incentive Deferral Plan

The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

The following table provides the 2013 activity for all cash settled awards:

	PSUs			VIDP
In millions	Nonvested	Vested		Nonvested	Vested
Outstanding at December 31, 2012	1.9	1.4	(1)	-	2.8
Granted (Payout)	0.8	(0.9)		-	(0.6)
Transferred into plan	-	-		-	0.1
Forfeited/Settled	(0.1)	(0.5	)(1)
Vested during year	(0.9)	0.9		-	-
Outstanding at December 31, 2013	1.7	0.9		-	2.3

(1)	The balance outstanding at December 31, 2012 included the units of the PSU payout otherwise due to the Company’s former CEO that were in dispute which were settled in the first quarter of 2013.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	67

Notes to Consolidated Financial Statements

10	Stock plans continued

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated			PSUs (1)			VIDP (2)		Total
Year of grant	2013	2012	2011	2010	2009
Stock-based compensation expense (recovery)
recognized over requisite service period
Year ended December 31, 2013 (3)	$34	$37	$34	$(4)	$(9)	$35		$127
Year ended December 31, 2012	N/A	$24	$26	$26	$-	$19		$95
Year ended December 31, 2011	N/A	N/A	$19	$27	$35	$21		$102
Liability outstanding
December 31, 2013	$34	$61	$80	$-	$-	$145		$320
December 31, 2012	N/A	$24	$45	$70	$18	$134		$291
Fair value per unit
December 31, 2013 ($)	$55.12	$59.66	$60.56	N/A	N/A	$60.56		N/A
Fair value of awards vested during the year
Year ended December 31, 2013	$-	$-	$80	N/A	N/A	$1		$81
Year ended December 31, 2012	N/A	$-	$-	$70	N/A	$1		$71
Year ended December 31, 2011	N/A	N/A	$-	$-	$82	$1		$83
Nonvested awards at December 31, 2013
Unrecognized compensation cost	$26	$15	$-	N/A	N/A	$1		$42
Remaining recognition period (years)	2.0	1.0	N/A	N/A	N/A	N/A	(4)	N/A
Assumptions (5)
Stock price ($)	$60.56	$60.56	$60.56	N/A	N/A	$60.56		N/A
Expected stock price volatility (6)	14%	14%	N/A	N/A	N/A	N/A		N/A
Expected term (years) (7)	2.0	1.0	N/A	N/A	N/A	N/A		N/A
Risk-free interest rate (8)	1.13%	0.99%	N/A	N/A	N/A	N/A		N/A
Dividend rate ($) (9)	$0.86	$0.86	N/A	N/A	N/A	N/A		N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.

(2)	Compensation cost is based on intrinsic value.

(3)	Includes the reversal of stock-based compensation expense related to the forfeiture of PSUs by the Company’s former CEO and COO.

(4)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.

(5)	Assumptions used to determine fair value are at December 31, 2013.

(6)	Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award.

(7)	Represents the remaining period of time that awards are expected to be outstanding.

(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(9)	Based on the annualized dividend rate.

68	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

(ii) Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. At December 31, 2013, 20.2 million common shares remained authorized for future issuances under these plans.

For 2013, 2012 and 2011, the Company granted 1.1 million, 1.2 million and 1.3 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.

The total number of conventional options outstanding at December 31, 2013 was 7.7 million.

The following table provides the activity of stock option awards during 2013, and for options outstanding and exercisable at December 31, 2013, the weighted-average exercise price:

	Options outstanding		Nonvested options
		Weighted-		Weighted-
	Number	average	Number	average grant
	of options	exercise price	of options	date fair value
	In millions		In millions
Outstanding at December 31, 2012 (1)	8.5	$26.05	3.4	$7.28
Granted	1.1	$47.47	1.1	$8.52
Forfeited	(0.5)	$36.06	(0.2)	$7.93
Exercised	(1.4)	$19.54	N/A	N/A
Vested	N/A	N/A	(1.6)	$6.95
Outstanding at December 31, 2013 (1)	7.7	$30.97	2.7	$7.89
Exercisable at December 31, 2013 (1)	5.0	$25.58	N/A	N/A

(1)	Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2013 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2013 at the Company’s closing stock price of $60.56.

	Options outstanding				Options exercisable
		Weighted-	Weighted-			Weighted-
	Number	average years	average	Aggregate	Number	average	Aggregate
Range of exercise prices	of options	to expiration	exercise price	intrinsic value	of options	exercise price	intrinsic value
	In millions			In millions	In millions		In millions
$15.52 – $18.17	0.9	2.8	$17.47	$40	0.9	$17.47	$40
$18.18 – $23.76	0.8	4.5	$21.96	31	0.8	$21.96	31
$23.77 – $30.79	2.8	4.4	$26.18	95	2.4	$26.03	84
$30.80 – $40.61	2.2	7.6	$37.79	50	0.8	$37.19	19
$40.62 – $53.34	1.0	9.1	$49.13	11	0.1	$42.25	-
Balance at December 31, 2013 (1)	7.7	5.7	$30.97	$227	5.0	$25.58	$174

(1)
Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2013, all stock options outstanding were in-the-money. The weighted-average years to expiration of exercisable stock options was 4.5 years.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	69

Notes to Consolidated Financial Statements

10	Stock plans continued

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2013	2012	2011	2010	2009	2008	2007	Total
Stock-based compensation expense
recognized over requisite service period (1)
Year ended December 31, 2013	$5	$2	$1	$1	$-	N/A	N/A	$9
Year ended December 31, 2012	N/A	$4	$2	$2	$2	$-	N/A	$10
Year ended December 31, 2011	N/A	N/A	$5	$2	$2	$1	$-	$10
Fair value per unit
At grant date ($)	$8.52	$7.74	$7.83	$6.55	$6.30	$6.22	$6.68	N/A
Fair value of awards vested during the year
Year ended December 31, 2013	$-	$2	$3	$2	$4	N/A	N/A	$11
Year ended December 31, 2012	N/A	$-	$2	$2	$4	$3	N/A	$11
Year ended December 31, 2011	N/A	N/A	$-	$2	$4	$3	$3	$12
Nonvested awards at December 31, 2013
Unrecognized compensation cost	$3	$2	$1	$-	$-	N/A	N/A	$6
Remaining recognition period (years)	3.0	2.0	1.0	-	-	N/A	N/A	N/A
Assumptions
Grant price ($)	$47.47	$38.35	$34.47	$27.38	$21.07	$24.25	$26.40	N/A
Expected stock price volatility (2)	23%	26%	26%	28%	39%	27%	24%	N/A
Expected term (years) (3)	5.4	5.4	5.3	5.4	5.3	5.3	5.2	N/A
Risk-free interest rate (4)	1.41%	1.33%	2.53%	2.44%	1.97%	3.58%	4.12%	N/A
Dividend rate ($) (5)	$0.86	$0.75	$0.65	$0.54	$0.51	$0.46	$0.42	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company’s stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company’s stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

The following table provides information related to stock options exercised for the years ended December 31, 2013, 2012 and 2011:

In millions	Year ended December 31,	2013	2012	2011
Total intrinsic value		$45	$167	$122
Cash received upon exercise of options		$28	$101	$68
Related excess tax benefit realized		$3	$16	$9

(iii) Stock price volatility

Compensation cost for the Company’s Share Unit Plan is based on the fair value of the awards at period end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the VIDP is marked-to-market at period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in net income. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 increase in the Company’s share price at December 31, 2013 would have increased stock-based compensation expense by $6 million, whereas a $1 decrease in the price would have reduced it by $5 million.

70	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

11	Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (SRS), the Supplemental Executive Retirement Plan (SERP) or the Defined Contribution Supplemental Executive Retirement Plan (DC SERP). Executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans or other employment agreement will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan or other employment agreement, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.

On February 4, 2013, the Company’s COO resigned to join the Company’s major competitor in Canada. As a result, compensation amounts accumulated under the non-registered pension plans subject to non-compete and non-solicitation agreements were forfeited. The Company has recorded an actuarial gain related to the amounts forfeited. In 2012, the Company cancelled the $1.5 million annual retirement benefit otherwise due to its former CEO after determining that the former CEO was likely in breach of the non-compete, non-solicitation and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. The Company recorded a settlement gain of $20 million from the termination of the former CEO’s retirement benefit plan for the period beyond June 28, 2012, which was partially offset by the recognition of past accumulated actuarial losses of approximately $4 million. In February 2013, the Company entered into confidential agreements to settle these matters.

The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company’s defined benefit plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

A. Description of the CN Pension Plan

The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company’s pension trust funds (including the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

B. Funding policy

Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, including amendments and regulations thereto, and are determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The Company’s most recently filed actuarial valuations conducted as at December 31, 2012 indicated a funding excess on a going-concern basis of approximately $1.4 billion and a funding deficit on a solvency basis of approximately $2.1 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The Company’s next actuarial valuations required as at December 31, 2013 will be performed in 2014. These actuarial valuations are expected to identify a going-concern surplus of approximately $1.7 billion, while on a solvency basis a funding deficit of approximately $1.7 billion is expected due to the level of interest rates applicable at their respective measurement dates. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Actuarial valuations are also required annually for the Company’s U.S. pension plans.

In 2013, in anticipation of its future funding requirements, the Company made voluntary contributions of $100 million in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. These voluntary contributions can be treated as a prepayment against its future required special solvency deficit payments. As at December 31, 2013, the Company had $470 million of accumulated prepayments which remain available to offset future required solvency deficit payments. The Company expects to use approximately $335 million of these prepayments to satisfy its 2014 required solvency deficit payment. As a result, the Company’s cash contributions for 2014 are expected to be $130 million, for all the Company’s pension plans. As at February 3, 2014, the Company contributed $89 million to its defined benefit pension plans for 2014.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	71

Notes to Consolidated Financial Statements

11	Pensions and other postretirement benefits continued

C. Plan assets

The assets of the Company’s various Canadian defined benefit pension plans are held in separate trust funds (Trusts) which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets.

Annually, the CN Investment Division (Investment Manager), a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy and compares the actual performance of the Trusts to the performance of the benchmark indices.

The Company’s 2013 target long-term asset mix and actual asset allocation for the Company’s pension plans based on fair value, are as follows:

	Target	Percentage
	long-term	of plan assets
Asset allocation	asset mix	2013	2012
Cash and short-term investments	3%	5%	4%
Bonds and mortgages	37%	25%	28%
Equities	45%	41%	41%
Real estate	4%	2%	2%
Oil and gas	7%	8%	8%
Infrastructure	4%	5%	4%
Absolute return	-	10%	9%
Risk-based allocation	-	4%	4%
Total	100%	100%	100%

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge, and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Trusts consist mainly of the following:

(i)
Cash and short-term investments consist primarily of highly liquid investments which ensure adequate cash flows are available to cover near-term benefit payments. Short-term investments are mainly obligations issued by Canadian chartered banks.

(ii)
Bonds include bond instruments, issued or guaranteed by governments and corporate entities, as well as corporate notes. As at December 31, 2013, 91% of bonds were issued or guaranteed by Canadian, U.S. or other governments. Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties.

(iii)
Equity investments are primarily publicly traded securities, well diversified by country, issuer and industry sector. In 2013, the most significant allocation to an individual issuer was approximately 2% and the most significant allocation to an industry sector was approximately 25%.

(iv)	Real estate is a diversified portfolio of Canadian land and commercial properties held by the Trusts’ wholly-owned subsidiaries.

(v)	Oil and gas investments include petroleum and natural gas properties operated by the Trusts’ wholly-owned subsidiaries and listed and non-listed Canadian securities of oil and gas companies.

(vi)
Infrastructure investments include participations in private infrastructure funds, public and private debt and publicly traded equity securities of infrastructure and utility companies. Some of these investments are held by the Trusts’ wholly-owned subsidiaries.

(vii)
Absolute return investments are a portfolio of units of externally managed hedge funds, which are invested in various long/short strategies within fixed income, commodities, equities, global macro and multi-strategy funds, as presented in the table of fair value measurement. External managers are monitored on a continuous basis through investment and operational due diligence.

(viii)
Risk-based allocation is a portfolio of externally managed funds where each asset class contributes equally to the overall risk of the portfolio in order to capture over time different asset classes risk premiums. Some of these investments are held by the Trusts’ wholly-owned subsidiaries.

The plans’ Investment Manager monitors market events and exposures to markets, currencies and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the effects mentioned above, the plans were 66% exposed to the Canadian dollar, 14% to the US dollar, 8% to European currencies, and 12% to various other currencies as at December 31, 2013. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the plans. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality. Derivatives are used from time to time to adjust asset mix or exposures to foreign currencies, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, and equity or commodity prices. They include forwards, futures, options and swaps and are included in investment categories based on their underlying exposure. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets.

The tables on the following page present the fair value of plan assets as at December 31, 2013 and 2012 by asset class, their level within the fair value hierarchy and the valuation techniques and inputs used to measure such fair value.

72	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

In millions	Fair value measurements at December 31, 2013
Asset class	Total	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$897	$16	$881	$-
Bonds (2)
Canada, U.S. and supranational	1,416	-	1,416	-
Provinces of Canada and municipalities	2,297	-	2,297	-
Corporate	111	-	111	-
Emerging market debt	261	-	261	-
Mortgages (3)	166	-	166	-
Equities (4)
Canadian	2,160	2,138	-	22
U.S.	1,307	1,307	-	-
International	3,421	3,421	-	-
Real estate (5)	299	-	-	299
Oil and gas (6)	1,380	379	40	961
Infrastructure (7)	788	10	115	663
Absolute return funds (8)
Multi-strategy	460	-	460	-
Fixed income	519	-	486	33
Equity	391	2	389	-
Global macro	328	-	328	-
Risk-based allocation (9)	607	-	607	-
	$16,808	$7,273	$7,557	$1,978
Other (10)	61
Total plan assets	$16,869

In millions	Fair value measurements at December 31, 2012
Asset class	Total	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$615	$13	$602	$-
Bonds (2)
Canada, U.S. and supranational	1,735	-	1,735	-
Provinces of Canada and municipalities	2,152	-	2,152	-
Corporate	35	-	35	-
Emerging market debt	353	-	353	-
Mortgages (3)	133	-	133	-
Equities (4)
Canadian	2,220	2,198	-	22
U.S.	1,121	1,121	-	-
International	3,082	3,082	-	-
Real estate (5)	279	-	-	279
Oil and gas (6)	1,339	370	29	940
Infrastructure (7)	679	8	94	577
Absolute return funds (8)
Multi-strategy	410	-	410	-
Fixed income	425	-	415	10
Commodity	91	-	91	-
Equity	259	-	259	-
Global macro	296	-	296	-
Risk-based allocation (9)	586	-	586	-
	$15,810	$6,792	$7,190	$1,828
Other (10)	1
Total plan assets	$15,811

Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.

Footnotes to the table follow on the next page.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	73

Notes to Consolidated Financial Statements

11	Pensions and other postretirement benefits continued

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3:

	Fair value measurements based on significant unobservable inputs (Level 3)
					Absolute
In millions	Equities (4)	Real estate (5)	Oil and gas (6)	Infrastructure (7)	return (8)	Total
Beginning balance at December 31, 2011	$22	$214	$889	$619	$-	$1,744
Actual return relating to assets still held at the reporting date	2	68	90	(13)	-	147
Purchases, sales and settlements	(2)	(3)	(39)	(29)	10	(63)
Balance at December 31, 2012	$22	$279	$940	$577	$10	$1,828
Actual return relating to assets still held at the reporting date	2	26	72	43	3	146
Purchases, sales and settlements	(2)	(6)	(51)	43	20	4
Ending balance at December 31, 2013	$22	$299	$961	$663	$33	$1,978

(1)	Cash and short-term investments are valued at cost, which approximates fair value, and are categorized as Level 1 for cash and Level 2 for short-term investments.

(2)
Bonds are valued using mid-price bids obtained from independent pricing data suppliers, predominantly TMX Group Inc. When prices are not available from independent sources, the fair value is based on the present value of future cash flows using current market yields for comparable instruments. All bonds are categorized as Level 2.

(3)
Mortgages are secured by real estate. The fair value of $166 million ($133 million in 2012) of mortgages categorized as Level 2 is based on the present value of future cash flows using current market yields for comparable instruments.

(4)
The fair value of equity investments categorized as Level 1 is based on quoted prices in active markets. The fair value of equity investments of $22 million ($22 million in 2012) categorized as Level 3 represent units in private equity funds which are valued by their independent administrators.

(5)
The fair value of real estate investments of $299 million ($279 million in 2012) includes land and buildings classified as Level 3 and is presented net of related mortgage debt of $41 million ($48 million in 2012). Land is valued based on the fair value of comparable assets, and buildings are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of land and buildings are performed triennially on a rotational basis.

(6)
Oil and gas investments categorized as Level 1 are valued based on quoted prices in active markets. Investments in oil and gas equities traded on a secondary market are valued based on the most recent transaction price and are categorized as Level 2. Investments of $961 million ($940 million in 2012) classified as Level 3 consist of operating oil and gas properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. The future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(7)
Infrastructure investments consist of $10 million ($8 million in 2012) of publicly traded equity securities of infrastructure companies classified as Level 1, $115 million ($94 million in 2012) of public and private debt issued by infrastructure companies classified as Level 2 and $663 million ($577 million in 2012) of infrastructure funds that are classified as Level 3 and are valued based on discounted cash flows or earnings multiples. Infrastructure funds cannot be redeemed; distributions will be received from the funds as the underlying investments are liquidated.

(8)
Absolute return investments are valued using the net asset value as reported by the independent fund administrators. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. Absolute return investments that have redemption dates less frequent than every four months or that have restrictions on contractual redemption features at the reporting date are classified as Level 3.

(9)
Risk-based allocation investments are valued using the net asset value as reported by the independent fund administrators and are classified as Level 2. All funds have contractual redemption frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.

(10)
Other consists of operating assets of $85 million ($94 million in 2012) and liabilities of $24 million ($93 million in 2012) required to administer the Trusts’ investment assets and the plans’ benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

74	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

D. Additional disclosures

(i) Obligations and funded status

		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2013	2012	2013	2012
Change in benefit obligation
Projected benefit obligation at beginning of year		$16,335	$15,548	$277	$284
Amendments		-	-	-	6
Interest cost		658	740	11	13
Actuarial loss (gain)		(747)	812	(22)	(3)
Service cost		155	134	3	4
Curtailment gain		-	-	-	(6)
Plan participants’ contributions		56	55	-	-
Foreign currency changes		16	(5)	5	(3)
Benefit payments, settlements and transfers (1)		(963)	(949)	(18)	(18)
Projected benefit obligation at end of year		$15,510	$16,335	$256	$277
Component representing future salary increases		(344)	(443)	-	-
Accumulated benefit obligation at end of year		$15,166	$15,892	$256	$277
Change in plan assets
Fair value of plan assets at beginning of year		$15,811	$14,719	$-	$-
Employer contributions		226	833	-	-
Plan participants’ contributions		56	55	-	-
Foreign currency changes		10	(2)	-	-
Actual return on plan assets		1,728	1,135	-	-
Benefit payments, settlements and transfers		(962)	(929)	-	-
Fair value of plan assets at end of year		$16,869	$15,811	$-	$-
Funded status (Excess (deficiency) of fair value of plan assets over projected benefit obligation at end of year)		$1,359	$(524)	$(256)	$(277)

(1)	Includes the settlement gain related to the termination of the former CEO’s retirement benefit plan in 2012.

Measurement date for all plans is December 31.

The projected benefit obligation and fair value of plan assets for the CN Pension Plan at December 31, 2013 were $14,458 million and $16,059 million, respectively ($15,247 million and $15,042 million, respectively, at December 31, 2012).

(ii) Amounts recognized in the Consolidated Balance Sheet

		Pensions		Other postretirement benefits
In millions	December 31,	2013	2012	2013	2012
Noncurrent assets (Note 5)		$1,662	$-	$-	$-
Current liabilities (Note 6)		-	-	(18)	(17)
Noncurrent liabilities		(303)	(524)	(238)	(260)
Total amount recognized		$1,359	$(524)	$(256)	$(277)

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 18)

		Pensions		Other postretirement benefits
In millions	December 31,	2013	2012	2013	2012
Net actuarial gain (loss)		$(1,515)	$(3,264)	$27	$6
Prior service cost		$(22)	$(26)	$(5)	$(6)

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	75

Notes to Consolidated Financial Statements

11	Pensions and other postretirement benefits continued

(iv) Information for the pension plans with an accumulated benefit obligation in excess of plan assets

		Pensions		Other postretirement benefits
In millions	December 31,	2013	2012	2013	2012
Projected benefit obligation		$527	$526	N/A	N/A
Accumulated benefit obligation		$475	$461	N/A	N/A
Fair value of plan assets		$224	$201	N/A	N/A

(v) Components of net periodic benefit cost (income)

		Pensions			Other postretirement benefits
In millions	Year ended December 31,	2013	2012	2011	2013	2012	2011
Service cost		$155	$134	$124	$3	$4	$4
Interest cost		658	740	788	11	13	14
Curtailment gain		-	-	-	-	(6)	(1)
Settlement loss (gain) (1)		4	(12)	3	-	-	-
Expected return on plan assets		(958)	(994)	(1,005)	-	-	-
Amortization of prior service cost		4	4	2	1	3	2
Amortization of net actuarial loss (gain)		227	119	8	(1)	-	-
Net periodic benefit cost (income)		$90	$(9)	$(80)	$14	$14	$19

(1)	Includes the settlement gain related to the termination of the former CEO’s retirement benefit plan in 2012.

The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $4 million and $129 million, respectively.

The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $2 million and $4 million, respectively.

(vi) Weighted-average assumptions used in accounting for pensions and other postretirement benefits

	Pensions			Other postretirement benefits
December 31,	2013	2012	2011	2013	2012	2011
To determine projected benefit obligation
Discount rate (1)	4.73%	4.15%	4.84%	4.69%	4.01%	4.70%
Rate of compensation increase (2)	3.00%	3.00%	3.25%	3.00%	3.00%	3.25%
To determine net periodic benefit cost
Discount rate (1)	4.15%	4.84%	5.32%	4.01%	4.70%	5.29%
Rate of compensation increase (2)	3.00%	3.25%	3.50%	3.00%	3.25%	3.50%
Expected return on plan assets (3)	7.00%	7.25%	7.50%	N/A	N/A	N/A

(1)
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. For the Canadian pension and other postretirement benefit plans, future expected benefit payments at each measurement date are discounted using spot rates from a derived AA corporate bond yield curve. The derived curve is based on observed rates for AA corporate bonds with short-term maturities and a projected AA corporate curve for longer term maturities based on spreads between observed AA corporate bonds and AA provincial bonds. The derived curve is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.

(2)	The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.

(3)
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2013, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2014, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management’s current view of long-term investment returns.

76	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

(vii) Health care cost trend rate for other postretirement benefits

For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 8% for 2013 and 2014. It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

Assumed health care costs have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rate would have the following effect:

In millions	One-percentage-point
	Increase	Decrease
Effect on total service and interest costs	$1	$-
Effect on benefit obligation	$10	$(9)

(viii) Estimated future benefit payments

		Other
		postretirement
In millions	Pensions	benefits
2014	$991	$18
2015	$1,011	$19
2016	$1,033	$19
2017	$1,048	$19
2018	$1,058	$19
Years 2019 to 2023	$5,367	$95

E. Defined contribution and other plans

The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including Section 401(k) savings plans for certain U.S. based employees. The Company’s contributions under these plans are expensed as incurred and amounted to $13 million, $11 million and $10 million for 2013, 2012 and 2011, respectively.

F. Contributions to multi-employer plan

Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which is administered by the National Carriers’ Conference Committee (NCCC), and provides certain postretirement health care benefits to certain retirees. The Company’s contributions under this plan are expensed as incurred and amounted to $10 million, $11 million and $11 million in 2013, 2012 and 2011, respectively. The annual contribution rate for the plan is determined by the NCCC and for 2013 was $143.21 per month per active employee ($154.49 in 2012). The plan covered 867 retirees in 2013 (874 in 2012).

12	Other income

In millions	Year ended December 31,	2013	2012	2011
Gain on disposals of properties (1)		$64	$295	$348
Gain on disposal of land		19	20	30
Other		(10)	-	23
Total other income		$73	$315	$401

(1)
2013 includes $29 million and $40 million for the exchange of easements and the disposal of the Lakeshore West, respectively; 2012 includes $281 million for the disposal of the Bala-Oakville; and 2011 includes $60 million and $288 million for the disposal of substantially all of the assets of IC RailMarine and the Lakeshore East, respectively. See Note 4 – Properties.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	77

Notes to Consolidated Financial Statements

13	Income taxes

As at December 31, 2013, Deferred and receivable income taxes include a net deferred income tax asset of $74 million ($43 million as at December 31, 2012) and an income tax receivable of $63 million (nil as at December 31, 2012).

The Company’s consolidated effective income tax rate differs from the Canadian, or domestic, statutory Federal tax rate. The effective tax rate is affected by recurring items such as tax rates in provincial, U.S. federal, state and other foreign jurisdictions and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments and lower tax rates on capital dispositions that may occur in any given year. The following table provides a reconciliation of income tax expense:

In millions	Year ended December 31,	2013	2012	2011
Federal tax rate		15.0%	15.0%	16.5%
Income tax expense at the statutory
Federal tax rate		$(538)	$(549)	$(554)
Income tax recovery (expense) resulting from:
Provincial and foreign taxes		(423)	(425)	(360)
Deferred income tax adjustments due to rate enactments		(24)	(35)	(40)
Gain on disposals		9	44	62
Other (1)		(1)	(13)	(7)
Income tax expense		$(977)	$(978)	$(899)
Cash payments for income taxes		$890	$289	$482

(1)	Comprises of adjustments relating to the resolution of matters pertaining to prior years’ income taxes, including net recognized tax benefits, and other items.

The following table provides tax information on a domestic and foreign basis:

In millions	Year ended December 31,	2013	2012	2011
Income before income taxes
Domestic		$2,445	$2,656	$2,464
Foreign		1,144	1,002	892
		$3,589	$3,658	$3,356
Current income tax expense
Domestic		$(404)	$(314)	$(340)
Foreign		(242)	(213)	(28)
		$(646)	$(527)	$(368)
Deferred income tax expense
Domestic		$(279)	$(370)	$(288)
Foreign		(52)	(81)	(243)
		$(331)	$(451)	$(531)

The following table provides the significant components of deferred income tax assets and liabilities:

In millions	December 31,	2013	2012
Deferred income tax assets
Pension liability		$89	$149
Personal injury and legal claims		64	64
Environmental and other reserves		171	130
Other postretirement benefits liability		77	80
Net operating losses and tax credit carryforwards (1)		19	4
Total deferred income tax assets		420	427
Deferred income tax liabilities
Properties		6,232	5,686
Net pension asset		438	-
Other		213	253
Total deferred income tax liabilities		6,883	5,939
Total net deferred income tax liability		$6,463	$5,512
Total net deferred income tax liability
Domestic		$2,920	$2,267
Foreign		3,543	3,245
		$6,463	$5,512
Total net deferred income tax liability		$6,463	$5,512
Net current deferred income tax asset		74	43
Net noncurrent deferred income tax liability		$6,537	$5,555

(1)	Net operating losses and tax credit carryforwards will expire between the years 2014 and 2033.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities including the available carryback and carryforward periods, projected future taxable income, and tax planning strategies in making this assessment. As at December 31, 2013, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.6 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets. The Company has not recognized a deferred income tax asset ($243 million as at December 31, 2013) on the unrealized foreign exchange loss recorded in Accumulated

78	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

other comprehensive loss relating to its net investment in foreign subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

The Company recognized tax credits of nil in 2013, and $1 million in each of 2012 and 2011 for eligible research and development expenditures, which reduced the cost of properties.

The following table provides a reconciliation of unrecognized tax benefits on the Company’s domestic and foreign tax positions:

In millions	Year ended December 31,	2013	2012	2011
Gross unrecognized tax benefits at beginning of year		$36	$46	$57
Increases for:
Tax positions related to the current year		2	1	1
Tax positions related to prior years		4	3	11
Decreases for:
Tax positions related to prior years		(4)	-	-
Settlements		(8)	(13)	(21)
Lapse of the applicable statute of limitations		-	(1)	(2)
Gross unrecognized tax benefits at end of year		$30	$36	$46
Adjustments to reflect tax treaties and other arrangements		(5)	(6)	(11)
Net unrecognized tax benefits at end of year		$25	$30	$35

As at December 31, 2013, the total amount of gross unrecognized tax benefits was $30 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2013 was $25 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2013 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $8 million of the net unrecognized tax benefits as at December 31, 2013 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.

The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income. The Company recognized approximately $2 million, $3 million and $4 million in accrued interest and penalties during the years ended December 31, 2013, 2012 and 2011, respectively. The Company had approximately $5 million and $9 million of accrued interest and penalties as at December 31, 2013 and 2012, respectively.

In Canada, the Company’s federal and provincial income tax returns filed for the years 2007 to 2012 remain subject to examination by the taxation authorities. An examination of the Company’s federal income tax returns for the 2009 year is currently in progress and is expected to be completed during 2014. Examinations on specific tax positions taken for federal and provincial income tax returns for the 2007 and 2008 year are currently in progress and are also expected to be completed during 2014. In the U.S., the federal income tax returns filed for the year 2007 as well as 2009 to 2012 remain subject to examination by the taxation authorities, and the state income tax returns filed for the years 2009 to 2012 remain subject to examination by the taxation authorities. An examination of the federal income tax returns for the year 2007 as well as 2009 to 2011 is currently in progress. Examinations of certain state income tax returns by the state taxation authorities are currently in progress. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

14	Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 95% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

The regions also demonstrate common characteristics in each of the following areas:

(i)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;

(ii)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	79

Notes to Consolidated Financial Statements

14	Segmented information continued

(iii)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;

(iv)	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

For the years ended December 31, 2013, 2012, and 2011, no major customer accounted for more than 10% of total revenues and the largest rail freight customer represented approximately 2%, 2%, and 3%, respectively, of total rail freight revenues.

For the reasons mentioned herein, the Company reports as one operating segment.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2013	2012	2011
Revenues
Canada		$7,149	$6,770	$6,169
U.S.		3,426	3,150	2,859
		$10,575	$9,920	$9,028

In millions	Year ended December 31,	2013	2012	2011
Net income
Canada		$1,762	$1,972	$1,836
U.S.		850	708	621
		$2,612	$2,680	$2,457

In millions	December 31,	2013	2012
Properties
Canada		$15,056	$14,406
U.S.		11,171	10,135
		$26,227	$24,541

15	Earnings per share

On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split in the form of a stock dividend of one additional common share of CN for each share outstanding, which was paid on November 29, 2013, to share-holders of record on November 15, 2013. All share and per share data presented herein reflect the impact of the stock split.

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data
Year ended December 31,	2013	2012	2011
Net income	$2,612	$2,680	$2,457

Weighted-average shares outstanding	843.1	871.1	902.2
Effect of stock options	3.0	4.3	6.7
Weighted-average diluted shares outstanding	846.1	875.4	908.9

Basic earnings per share	$3.10	$3.08	$2.72
Diluted earnings per share	$3.09	$3.06	$2.70

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

16	Major commitments and contingencies

A. Leases

The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2013, the Company’s commitments under these operating and capital leases were $680 million and $991 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases for the next five years and thereafter, are as follows:

In millions	Operating	Capital
2014	$132	$209
2015	111	113
2016	84	317
2017	66	154
2018	56	14
2019 and thereafter	231	184
	$680	991

Less: Imputed interest on capital leases at rates ranging from approximately 0.7% to 8.5%		209
Present value of minimum lease payments included in debt		$782

The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual

80	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

rental payments for such leases are approximately $30 million and generally extend over five years.

Rent expense for all operating leases was $179 million, $162 million and $143 million for the years ended December 31, 2013, 2012 and 2011, respectively. Contingent rentals and sub-lease rentals were not significant.

B. Commitments

As at December 31, 2013, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $482 million ($735 million as at December 31, 2012). The Company also has estimated remaining commitments of approximately $291 million (US$273 million), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC) by 2015. In addition, it has estimated remaining commitments of approximately $72 million (US$68 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company, for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns. The Company also has agreements with fuel suppliers which allow but do not require the Company to purchase approximately 85% of its estimated 2014 volume, 60% of its anticipated 2015 volume, 55% of its anticipated 2016 volume and 20% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2013, the Company recorded a $1 million increase to its provision for personal injuries and other claims in Canada as a result of a comprehensive actuarial study for employee injury claims as well as various other legal claims.

As at December 31, 2013, 2012 and 2011, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2013	2012	2011
Balance January 1	$209	$199	$200
Accruals and other	38	55	31
Payments	(37)	(45)	(32)
Balance December 31	$210	$209	$199
Current portion – Balance December 31	$31	$39	$39

United States

Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	81

Notes to Consolidated Financial Statements

16	Major commitments and contingencies continued

In 2013, the Company recorded an $11 million reduction to its provision for U.S. personal injury and other claims attributable to non-occupational disease, third-party and occupational disease claims pursuant to the 2013 external actuarial study. In previous years, external actuarial studies have supported a net increase of $1 million and a net reduction of $6 million to the Company’s provision for U.S. personal injury and other claims in 2012 and 2011, respectively. The previous years’ changes were mainly attributable to changes in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements for existing claims.

As at December 31, 2013, 2012 and 2011, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2013	2012	2011
Balance January 1	$105	$111	$146
Accruals and other	25	28	30
Payments	(24)	(34)	(65)
Balance December 31	$106	$105	$111
Current portion – Balance December 31	$14	$43	$45

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2013, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns

The Company has identified approximately 280 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of

82	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2013, 2012 and 2011, the Company’s provision for specific environmental sites was as follows:

In millions	2013	2012	2011
Balance January 1	$123	$152	$150
Accruals and other	14	(5)	17
Payments	(18)	(24)	(15)
Balance December 31	$119	$123	$152
Current portion – Balance December 31	$41	$31	$63

The Company anticipates that the majority of the liability at December 31, 2013 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and

(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses for environmental matters amounted to $18 million in 2013, $16 million in 2012 and $4 million in 2011. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $10 million in 2013, $13 million in 2012 and $11 million in 2011.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	83

Notes to Consolidated Financial Statements

16	Major commitments and contingencies continued

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2014 and 2021, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at December 31, 2013, the maximum exposure in respect of these guarantees was $160 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees

As at December 31, 2013, the Company, including certain of its subsidiaries, had granted $481 million of irrevocable standby letters of credit and $90 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2013, the maximum potential liability under these guarantee instruments was $571 million, of which $528 million related to workers’ compensation and other employee benefit liabilities and $43 million related to other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company had not recorded a liability as at December 31, 2013 with respect to these guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2014 and 2016.

(iii) General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;

(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;

(c)	contracts for the sale of assets;

(d)	contracts for the acquisition of services;

(e)	financing agreements;

(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;

(g)	transfer agent and registrar agreements in respect of the Company’s securities;

(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;

(j)	master agreements with financial institutions governing derivative transactions;

(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third-party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.

During the year, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

17	Financial instruments

A. Risk management

In the normal course of business, the Company is exposed to various risks such as customer credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2013 and 2012, the Company did not have any significant derivative financial instruments outstanding.

84	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

(i) Customer credit risk

In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit.

(ii) Fuel

The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. The impact of variable fuel expense is mitigated substantially through the Company’s fuel surcharge program which apportions incremental changes in fuel prices to shippers within agreed upon guidelines. While this program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely mitigated due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to mitigate such risk when considered appropriate.

(iii) Interest rate

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates.

Such risk exists in relation to the Company’s pension and postretirement plans and to its long-term debt. Overall return in the capital markets and the level of interest rates affect the funded status of the Company’s pension plans, particularly the Company’s main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company’s results of operations.

The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates which exposes the Company to variability in interest expense. To manage its interest rate exposure, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may enter into forward rate agreements. The Company does not currently hold any significant derivative financial instruments to manage its interest rate risk. At December 31, 2013, Accumulated other comprehensive loss included an unamortized gain of $8 million, $6 million after-tax ($8 million, $6 million after-tax at December 31, 2012) relating to treasury lock transactions settled in a prior year, which are being amortized over the term of the related debt.

(iv) Foreign currency

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

All of the Company’s U.S. operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss). For the purpose of minimizing volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar, the Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.

Occasionally, the Company enters into short-term foreign exchange contracts as part of its cash management strategy. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Changes in the fair value of forward contracts, resulting from changes in foreign exchange rates, are recognized in the Consolidated Statement of Income as they occur. As at December 31, 2013, a gain of $6 million, before tax, related to the fair value of the foreign exchange forward contracts of US$325 million, was recorded in Other income on the Consolidated Statement of Income.

(v) Liquidity risk

The Company monitors and manages its cash requirements to ensure sufficient access to funds to meet operational and investing requirements. The Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization ratio and its adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple, and preserving an investment grade credit rating to be able to maintain access to public financing.

The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its commercial paper program to meet short-term liquidity needs. If the Company were to lose access to the program for an extended period of time, the Company could rely on its $800 million revolving credit facility. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through a share buyback program, when applicable.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	85

Notes to Consolidated Financial Statements

17	Financial instruments continued

The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to maintain a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

B. Fair value of financial instruments

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:	Quoted prices for identical instruments in active markets.

Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:	Significant inputs to the valuation model are unobservable.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i)	Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:

The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

(ii)	Intangible and other assets:

Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Investments are classified as Level 3 as their fair value is based on significant unobservable inputs.

(iii)	Debt:

The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

The following table provides the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2013 and December 31, 2012 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments (Note 5)	$57	$164	$30	$125
Financial liabilities
Total debt (Note 8)	$7,840	$8,683	$6,900	$8,379

86	2013 Annual Report	U.S. GAAP	Canadian National Railway Company

Notes to Consolidated Financial Statements

18	Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss are as follows:

	Pension
	and other	Foreign		Total		Tax		Total
	postretirement	currency	Derivative	before		recovery		net of
In millions	benefit plans	items	instruments	tax		(expense)		tax
Beginning balance at December 31, 2010	$(1,193)	$(582)	$10	$(1,765)		$56		$(1,709)
Other comprehensive income (loss) before reclassifications:
Foreign currency translation adjustments	-	8	-	8		19		27
Actuarial loss arising during the year	(1,541)	-	-	(1,541)		397		(1,144)
Prior service cost from plan amendment arising during the year	(28)	-	-	(28)		7		(21)
Amounts reclassified from accumulated other comprehensive income (loss):
Amortization of net actuarial loss	8	-	-	8	(1)	(2	)(3)	6
Amortization of prior service cost	4	-	-	4		(1	)(3)	3
Amortization of gain on treasury lock	-	-	(2)	(2	)(2)	1	(3)	(1)
Other comprehensive income (loss)	(1,557)	8	(2)	(1,551)		421		(1,130)
Ending balance at December 31, 2011	$(2,750)	$(574)	$8	$(3,316)		$477		$(2,839)

Other comprehensive income (loss) before reclassifications:
Foreign currency translation adjustments	-	(5)	-	(5)		(17)		(22)
Actuarial loss arising during the year	(660)	-	-	(660)		176		(484)
Prior service cost from plan amendment arising during the year	(6)	-	-	(6)		2		(4)
Amounts reclassified from accumulated other comprehensive income (loss):
Amortization of net actuarial loss	119	-	-	119	(1)	(32	)(3)	87
Amortization of prior service cost	7	-	-	7	(1)	(2	)(3)	5
Other comprehensive income (loss)	(540)	(5)	-	(545)		127		(418)
Ending balance at December 31, 2012	$(3,290)	$(579)	$8	$(3,861)		$604		$(3,257)

Other comprehensive income (loss) before reclassifications:
Foreign currency translation adjustments	-	46	-	46		59		105
Actuarial gain arising during the year	1,544	-	-	1,544		(412)		1,132
Amounts reclassified from accumulated other comprehensive income (loss):
Amortization of net actuarial loss	226	-	-	226	(1)	(60	)(3)	166
Amortization of prior service cost	5	-	-	5	(1)	(1	)(3)	4
Other comprehensive income (loss)	1,775	46	-	1,821		(414)		1,407
Ending balance at December 31, 2013	$(1,515)	$(533)	$8	$(2,040)		$190		$(1,850)

(1)	Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 11 – Pensions and other postretirement benefits.

(2)	Reclassified to Other income on the Consolidated Statement of Income.

(3)	Included in Income tax expense on the Consolidated Statement of Income.

Canadian National Railway Company	U.S. GAAP	2013 Annual Report	87

Corporate Governance – Delivering Responsibly

CN is committed to being a good corporate citizen. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance to business ethics, from safety to environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business.

CN has always recognized the importance of good governance. As it evolved from a Canadian institution to a North American publicly traded company, CN voluntarily followed certain corporate governance requirements that, as a company based in Canada, it was not technically compelled to follow. We continue to do so today. Since many of our peers – and shareholders – are based in the United States, we want to provide the same assurances of sound practices as our U.S. competitors.

Hence, we adopt and adhere to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CN complies with applicable rules adopted by the Canadian Securities Administrators and the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

As a Canadian company, we are not required to comply with many of the NYSE corporate governance rules, and instead may comply with Canadian governance practices. However, except as summarized on our website (www.cn.ca in the Delivering Responsibly – Governance section), our governance practices comply with the NYSE corporate governance rules in all significant respects.

Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, the Delivering Responsibly – Governance section on the CN website contains CN’s Corporate Governance Manual (including the charters of our Board and of our Board committees) and CN’s Code of Business Conduct. Printed versions of these documents are also available upon request to CN’s Corporate Secretary.

Because it is important to CN to uphold the highest standards in corporate governance and that any potential or real wrongdoings be reported, CN has also adopted methods allowing employees and third parties to report accounting, auditing and other concerns, as more fully described on our website.

We are proud of our corporate governance practices. For more information on these practices, please refer to our website, as well as to our proxy circular – mailed to our shareholders and also available on our website. CN understands that our long-term success is connected to our contribution to a sustainable future. That is why we are committed to the safety of our employees, the public and the environment; delivering reliable, efficient service so our customers succeed in global markets; building stronger communities; and providing a great place to work. Our sustainability activities are outlined in our Delivering Responsibly report, which can be found on our website: www.cn.ca

For the second straight year, CN’s practices have earned it a place on the Dow Jones Sustainability World Index (DJSI), which includes an assessment of CN’s governance practices, in addition to being named to the DJSI North America index for the fifth consecutive year. CN was also recognized for climate change transparency for the fourth year in a row by earning a position in CDP’s Canada 200 Climate Disclosure Leadership Index.

CN received the Best Corporate Governance Award from IR Magazine in 2009, 2010 and 2014. As well, in 2011 we received the Canadian Coalition for Good Governance (CCGG) Award for Best Disclosure of Board Governance Practices and Director Qualifications; and in 2012 the CCGG Award for Best Disclosure of Approach to Executive Compensation.

88	2013 Annual Report	Canadian National Railway Company

Shareholder and Investor Information

Annual meeting

The annual meeting of shareholders
will be held at 9:00 a.m. PDT on
April 23, 2014 at:

The Westin Bayshore
Bayshore Grand Ballroom
1601 Bayshore Drive
Vancouver, British Columbia, Canada

Annual information form

The annual information form may be
obtained by writing to:

The Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

It is also available on CN’s website.

Transfer agent and registrar

Computershare Trust Company of Canada

Offices in:
Montreal, Quebec;
Toronto, Ontario;
Calgary, Alberta;
Vancouver, British Columbia

Telephone: 1-800-564-6253
www.investorcentre.com

Co-transfer agent and co-registrar

Computershare Trust Company N.A.
Att: Stock Transfer Department

Overnight Mail Delivery:
250 Royall Street, Canton MA 02021

Regular Mail Delivery: P.O. Box 43078,
Providence, RI 02940-3078

Telephone: 1-800-962-4284
Shareholder services

Shareholders having inquiries concerning
their shares, wishing to obtain information
about CN, or to receive dividends by direct
deposit or in U.S. dollars may obtain detailed
information by communicating with:

Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Telephone: 1-800-564-6253
www.investorcentre.com

Stock exchanges

CN common shares are listed on the Toronto
and New York stock exchanges.

Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)

Investor relations

Janet Drysdale
Vice-President, Investor Relations
Telephone: 514-399-0052

Head office

Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

P.O. Box 8100
Montreal, Quebec H3C 3N4

Additional copies of this report are available from:	La version française du présent rapport est disponible à l’adresse suivante :

CN Public Affairs 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Telephone: 1-888-888-5909 Email: contact@cn.ca	Affaires publiques du CN 935, rue de La Gauchetière Ouest Montréal (Québec) H3B 2M9 Téléphone : 1-888-888-5909 Courriel : contact@cn.ca

Canadian National Railway Company	2013 Annual Report	89